Filed Pursuant to Rule 424(b)(3)
Registration No. 333-290057

MERGER PROPOSED — YOUR VOTE IS IMPORTANT
Dear Stockholders of CoreCard Corporation:
On July 30, 2025, CoreCard Corporation (“CoreCard”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with Euronet Worldwide, Inc. (“Euronet”) and Genesis Merger Sub Inc., a wholly owned subsidiary of Euronet (“Merger Sub”), providing for the merger of Merger Sub with and into CoreCard (the “Merger”), and for CoreCard to be the surviving corporation in the Merger. Upon completion of the Merger, CoreCard would be a wholly owned subsidiary of Euronet.
On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock, par value $0.01 per share, of CoreCard (“CoreCard Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than shares of CoreCard Common Stock owned by CoreCard, Euronet or any of their respective wholly owned subsidiaries) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of common stock, par value $0.02 per share, of Euronet (“Euronet Common Stock,” and such number of shares of Euronet Common Stock, the “Per Share Merger Consideration”) equal to an exchange ratio (the “Exchange Ratio”), which will depend on the volume weighted average price per share of Euronet Common Stock on the Nasdaq Global Stock Market (the “Nasdaq”) for the 15 consecutive trading days ending on and including the second full trading day prior to the Effective Time (the “Euronet Stock Price”). If the Euronet Stock Price is greater than $95.4798 but less than $107.7997, the Exchange Ratio will be the quotient obtained by dividing $30.00 by the Euronet Stock Price, rounded to four decimal places; if the Euronet Stock Price is greater than or equal to $107.7997, the Exchange Ratio will be 0.2783; and if the Euronet Stock Price is equal to or less than $95.4798, the Exchange Ratio will be 0.3142. Accordingly, if the Euronet Stock Price were between $95.4798 and $107.7997, the implied value of the Per Share Merger Consideration would be $30.00; if the Euronet Stock Price were greater than $107.7997, the implied value of the Per Share Merger Consideration would be greater than $30.00; and if the Euronet Stock Price were less than $95.4798, the implied value of the Per Share Merger Consideration would be less than $30.00. The Euronet Stock Price and the actual value of the Per Share Merger Consideration will depend on the trading price of Euronet Common Stock, which is subject to fluctuation, including during the period until the Effective Time. For illustrative purposes only, the following table presents the Exchange Ratio and the implied value of the Per Share Merger Consideration based on different values for the Euronet Stock Price:

Euronet Stock Price	Exchange Ratio	Implied Value of the Per Share Merger Consideration
$90.0000	0.3142	$28.28
$95.4798	0.3142	$30.00
$100.0000	0.3000	$30.00
$107.7997	0.2783	$30.00
$115.0000	0.2783	$32.00

Shares of CoreCard Common Stock are listed on the New York Stock Exchange (the “NYSE”) under the symbol “CCRD.” Shares of Euronet Common Stock are listed on Nasdaq under the symbol “EEFT.” We encourage you to obtain current market quotations for both CoreCard Common Stock and Euronet Common Stock.
In connection with the proposed Merger, CoreCard will hold a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, the holders of CoreCard Common Stock will be asked to vote on (i) a proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”), (ii) a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to CoreCard’s named executive officers that is based on or otherwise relates to the Merger (the “Advisory Compensation Proposal”) and (iii) a proposal to approve one or more adjournments of the Special Meeting, if necessary or appropriate, to permit solicitation of additional votes or proxies if there are not sufficient votes to approve the Merger Agreement Proposal (the “Adjournment Proposal”). Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CoreCard Common Stock entitled to vote thereon, and approval of the Advisory Compensation Proposal and Adjournment Proposal requires, in each case, the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the applicable proposal, assuming a quorum is present. The Special Meeting will be held at CoreCard’s principal executive offices located at One Meca Way, Norcross, Georgia 30093, on October 28, 2025, at 9:30 a.m. Eastern Time. The board of directors of CoreCard unanimously recommends that stockholders of CoreCard vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.
Your vote is very important. The obligations of CoreCard and Euronet to complete the Merger are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including approval of the Merger Agreement Proposal by the stockholders of CoreCard. We cannot complete the Merger unless the stockholders of CoreCard vote to approve the Merger Agreement Proposal.
This proxy statement/prospectus contains or references detailed information about CoreCard, Euronet, the Special Meeting, the Merger, the Merger Agreement and the business to be considered by the stockholders of CoreCard at the Special Meeting. Please carefully read this entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 22 of this proxy statement/prospectus for a discussion of the risks relating to the Merger. You also can obtain information about Euronet and CoreCard from documents that they have filed with the Securities and Exchange Commission.
Sincerely,

J. Leland Strange
Chairman of the Board, President and Chief Executive Officer
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated September 26, 2025 and is first being mailed to stockholders of CoreCard on or about September 26, 2025.

CORECARD CORPORATION
One Meca Way
Norcross, Georgia 30093
(770) 381-2900
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON OCTOBER 28, 2025
To the Stockholders of CoreCard Corporation:
You are cordially invited to attend a special meeting of stockholders (the “Special Meeting”) of CoreCard Corporation (“CoreCard”), which will be held at CoreCard’s principal executive offices located at One Meca Way, Norcross, Georgia 30093 on October 28, 2025, at 9:30 a.m. Eastern Time. The record date for the Special Meeting is September 18, 2025 (the “Record Date”). Only holders of record of common stock, par value $0.01 per share, of CoreCard (“CoreCard Common Stock”) on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting.
At the Special Meeting, we plan to ask you to vote on:
1.
a proposal (the “Merger Agreement Proposal”) to adopt the Agreement and Plan of Merger, dated July 30, 2025 (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, among CoreCard, Euronet Worldwide, Inc. (“Euronet”) and Genesis Merger Sub Inc., a wholly owned subsidiary of Euronet (“Merger Sub”), providing for the merger of Merger Sub with and into CoreCard (the “Merger”);

2.
a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to CoreCard’s named executive officers that is based on or otherwise relates to the Merger (the “Advisory Compensation Proposal”); and

3.
a proposal to approve one or more adjournments of the Special Meeting, if necessary or appropriate, to permit solicitation of additional votes or proxies if there are not sufficient votes to approve the Merger Agreement Proposal (the “Adjournment Proposal”).

The accompanying proxy statement/prospectus describes the proposals listed above in more detail. You should carefully read and consider the accompanying proxy statement/prospectus in its entirety, including the annexes to the proxy statement/prospectus, and the documents incorporated by reference in the proxy statement/prospectus, as they contain important information about, among other things, the Merger and how it affects you.
The board of directors of CoreCard (the “CoreCard Board”) has unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger (b) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of CoreCard and its stockholders, (c) resolved to recommend adoption of the Merger Agreement by the stockholders entitled to vote thereon and (d) directed that the Merger Agreement be submitted to stockholders of CoreCard for adoption at a meeting of stockholders of CoreCard to be held to consider the adoption of the Merger Agreement. The CoreCard Board recommends that stockholders of CoreCard vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.
You will be able to attend the Special Meeting in person at CoreCard’s principal executive offices located at One Meca Way, Norcross, Georgia 30093 by following the instructions on your proxy card or on the instructions that accompanied your proxy materials. Refer to the section entitled “Questions and Answers” beginning on page 1 of the accompanying proxy statement/prospectus for additional information on how to participate in the Special Meeting.
Your vote is very important, regardless of the number of shares that you own. The Merger cannot be completed unless CoreCard Stockholders adopt the Merger Agreement.

Please vote as promptly as possible, whether or not you expect to attend the Special Meeting in person. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by the bank, broker or other nominee. If you hold shares in your own name, please submit a proxy to have your shares voted as promptly as possible by (i) logging onto the website shown on your proxy card and following the instructions to vote online, (ii) dialing the toll-free number shown on your proxy card and following the instructions to vote by telephone or (iii) completing, dating, signing and returning the enclosed proxy card in the postage-prepaid envelope provided, so that your shares may be represented and voted at the Special Meeting if you later decide not to attend or become unable to attend. Submitting a proxy will also help to secure a quorum and avoid added solicitation costs. Submitting a proxy will not prevent you from voting in person by ballot at the Special Meeting; any stockholder who is present at the Special Meeting may vote in person, thereby revoking any previously submitted proxy. In addition, a proxy may also be revoked in writing before the Special Meeting in the manner described in the accompanying proxy statement/prospectus.
If you have questions about the matters to be voted on at the Special Meeting, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of CoreCard Common Stock, please contact CoreCard’s proxy solicitor:
D. F. King & Co., Inc.
28 Liberty Street, Floor 53
New York, NY 10005
Stockholders, please call toll-free: (800) 820-2415
Banks and Brokerage Firms, please call: (212) 257-2075
Email: CCRD@dfking.com

By Order of the Board of Directors,

Matthew A. White
Chief Financial Officer and Corporate Secretary
September 26, 2025

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates by reference important business and financial information about Euronet Worldwide, Inc. (“Euronet”) and CoreCard Corporation (“CoreCard”) from other documents that is not included in or delivered with this proxy statement/prospectus, as permitted by the rules of the Securities and Exchange Commission (the “SEC”). For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus.
Copies of any of the documents incorporated by reference herein, excluding exhibits to those documents unless specifically incorporated by reference herein, are available without charge to stockholders of CoreCard (“CoreCard Stockholders”) upon written or oral request. To receive a copy of any such documents, please contact Euronet, CoreCard or CoreCard’s proxy solicitor at the following addresses and telephone numbers:

Euronet Worldwide, Inc. 11400 Tomahawk Creek Parkway, Suite 300 Leawood, KS 66211 Attn: Adam J. Godderz General Counsel and Corporate Secretary	CoreCard Corporation One Meca Way Norcross, GA 30093 Attn: Matthew White Chief Financial Officer and Corporate Secretary

D. F. King & Co., Inc. 28 Liberty Street, Floor 53 New York, NY 10005 Stockholders, please call toll-free: (800) 820-2415 Banks and Brokerage Firms, please call: (212) 257-2075 Email: CCRD@dfking.com

If you would like to request any of the documents that are incorporated by reference into this proxy statement/prospectus, please do so by October 21, 2025, which is five business days prior to the date of the special meeting of CoreCard Stockholders (the “Special Meeting”), in order to receive them before the meeting.
You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the SEC’s website at www.sec.gov. In addition, you may obtain copies of documents filed by Euronet with the SEC by accessing Euronet’s website at https://ir.euronetworldwide/financial-information/SEC-filings and documents filed by CoreCard with the SEC by accessing CoreCard’s website at https://investors.corecard.com/#governance. Euronet and CoreCard are not incorporating the contents of the websites of the SEC, Euronet or CoreCard into this proxy statement/prospectus. Euronet and CoreCard are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Euronet, constitutes a prospectus of Euronet under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock, par value $0.02 per share, of Euronet (“Euronet Common Stock”) to be issued to CoreCard Stockholders in connection with the Agreement and Plan of Merger, dated July 30, 2025 (as it may be amended from time to time, the “Merger Agreement”), among CoreCard, Euronet and Genesis Merger Sub Inc., a wholly owned subsidiary of Euronet (“Merger Sub”), providing for the merger of Merger Sub with and into CoreCard (the “Merger”). This proxy statement/prospectus also constitutes a proxy statement of CoreCard under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the Special Meeting.
Information contained in this proxy statement/prospectus regarding Euronet has been provided by Euronet, and information contained in this proxy statement/prospectus regarding CoreCard has been provided by CoreCard. Euronet and CoreCard have both contributed to the information related to the Merger contained in this proxy statement/prospectus.
Euronet and CoreCard have not authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated September 26, 2025, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date unless the information specifically indicates that another date applies. You should also assume that the information incorporated by reference into this proxy statement/prospectus is accurate only as of the date of the incorporated document unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to CoreCard Stockholders nor the issuance by Euronet of shares of Euronet Common Stock in connection with the Merger will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

QUESTIONS AND ANSWERS
The following are some questions that you, as a CoreCard Stockholder, may have regarding the Merger, the issuance of shares of Euronet Common Stock to CoreCard Stockholders in connection with the Merger and the matters being considered at the Special Meeting, accompanied by the answers to those questions. Euronet and CoreCard urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger, the issuance of shares of Euronet Common Stock in connection with the Merger and the matters being considered at the Special Meeting. Additional important information is contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus.
Q:	Why am I receiving this document?
A:
You are receiving this proxy statement/prospectus because Euronet and CoreCard have entered into the Merger Agreement, pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Euronet will acquire CoreCard in an all-stock transaction. Upon the terms and subject to the conditions set forth in the Merger Agreement, which is attached as Annex A hereto, Merger Sub will merge with and into CoreCard, with CoreCard surviving as a wholly owned subsidiary of Euronet. For CoreCard to complete the Merger, the holders of a majority of outstanding shares of common stock, par value $0.01 per share, of CoreCard (“CoreCard Common Stock”) entitled to vote on the matter must approve a proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”).

This proxy statement/prospectus, which you should read carefully, contains important information about the Merger, the Special Meeting and the matters being considered at the Special Meeting, including the Merger Agreement Proposal. This proxy statement/prospectus constitutes both a proxy statement of CoreCard and a prospectus of Euronet. It is a proxy statement because the board of directors of CoreCard (the “CoreCard Board”) is soliciting proxies from CoreCard Stockholders in connection with the Special Meeting. It is a prospectus because Euronet will issue shares of Euronet Common Stock in exchange for outstanding shares of CoreCard Common Stock in the Merger.
Q:	Why are Euronet stockholders not being asked to vote on the Merger?
A:
Applicable Delaware law, Euronet’s certificate of incorporation and the rules of Nasdaq do not require the stockholders of Euronet (the “Euronet Stockholders”) to approve the Merger, adopt the Merger Agreement or approve the issuance of the shares of Euronet Common Stock that will be issued in connection with the Merger. Therefore, the vote of Euronet Stockholders is not required and is not being sought. Euronet is not asking Euronet Stockholders for a proxy, and Euronet Stockholders are requested not to send us a proxy.

Q:	What are CoreCard Stockholders being asked to vote on?
A:
At the Special Meeting, the holders of CoreCard Common Stock will be asked to vote on (i) the Merger Agreement Proposal, (ii) a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to CoreCard’s named executive officers that is based on or otherwise relates to the Merger (the “Advisory Compensation Proposal”) and (iii) a proposal to approve one or more adjournments of the Special Meeting, if necessary or appropriate, to permit solicitation of additional votes or proxies if there are not sufficient votes to approve the Merger Agreement Proposal (the “Adjournment Proposal”).

Q:	What will holders of CoreCard Common Stock receive for their shares of CoreCard Common Stock in the Merger?
A:
If the Merger is completed, each share of CoreCard Common Stock that is issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares of CoreCard Common Stock owned by CoreCard, Euronet or any of their respective wholly owned subsidiaries) (such shares, “Excluded Shares”) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of Euronet Common Stock (the “Per Share Merger Consideration”) equal to an exchange ratio (the “Exchange Ratio”), which will depend on the volume weighted average price per share of Euronet Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Euronet and CoreCard) for the 15 consecutive trading days ending on and including the second full trading day prior to the Effective Time (the “Euronet Stock Price”). If the Euronet Stock Price

is greater than $95.4798 but less than $107.7997, the Exchange Ratio will be the quotient obtained by dividing $30.00 by the Euronet Stock Price, rounded to four decimal places; if the Euronet Stock Price is greater than or equal to $107.7997, the Exchange Ratio will be 0.2783; and if the Euronet Stock Price is equal to or less than $95.4798, the Exchange Ratio will be 0.3142. Accordingly, if the Euronet Stock Price were between $95.4798 and $107.7997, the implied value of the Per Share Merger Consideration would be $30.00; if the Euronet Stock Price were greater than $107.7997, the implied value of the Per Share Merger Consideration would be greater than $30.00; and if the Euronet Stock Price were less than $95.4798, the implied value of the Per Share Merger Consideration would be less than $30.00. Each CoreCard Stockholder will receive cash in lieu of any fractional share of Euronet Common Stock that such stockholder would otherwise be entitled to receive in the Merger. The aggregate number of shares of Euronet Common Stock to be issued to the CoreCard Stockholders (the “Merger Consideration Shares”), together with any cash to be paid in lieu of any fractional shares of Euronet Common Stock that CoreCard Stockholders would otherwise be entitled to receive in the Merger, in accordance with the terms of the Merger Agreement, is referred to as the “Merger Consideration.”
The number of Merger Consideration Shares is subject to fluctuation with the market value of Euronet Common Stock until the Euronet Stock Price has been determined. The Euronet Stock Price and the actual value of the Per Share Merger Consideration will depend on the trading price of Euronet Common Stock, which is subject to fluctuation, including during the period until the Effective Time. For illustrative purposes only, the following table presents the Exchange Ratio and the implied value of the Per Share Merger Consideration based on different values for the Euronet Stock Price:

Euronet Stock Price	Exchange Ratio	Implied Value of the Per Share Merger Consideration
$90.0000	0.3142	$28.28
$95.4798	0.3142	$30.00
$100.0000	0.3000	$30.00
$107.7997	0.2783	$30.00
$115.0000	0.2783	$32.00

The market price of shares of Euronet Common Stock that CoreCard Stockholders receive at the Effective Time could be greater than, less than or the same as the market price of shares of Euronet Common Stock on the date of this proxy statement/prospectus or at the time of the Special Meeting. In addition, the difference between the value, immediately following the Merger, of the consideration that CoreCard Stockholders will receive in the Merger and the value of CoreCard Common Stock immediately prior to the Merger will depend on the market price of shares of Euronet Common Stock and CoreCard Common Stock at the Effective Time. Accordingly, you should obtain current market quotations for Euronet Common Stock and CoreCard Common Stock before deciding how to vote with respect to the Merger Agreement Proposal. Shares of CoreCard Common Stock are listed on the New York Stock Exchange (the “NYSE”) under the symbol “CCRD.” Shares of Euronet Common Stock are listed on Nasdaq under the symbol “EEFT.”
Q:	If I am a CoreCard Stockholder, how will I receive the portion of the Merger Consideration to which I am entitled?
A:
If you hold your shares of CoreCard Common Stock through The Depository Trust Company (“DTC”) in book-entry form, you will not be required to take any specific actions to exchange your shares of CoreCard Common Stock for shares of Euronet Common Stock. After the completion of the Merger, an exchange agent (the “Exchange Agent”) will deliver to DTC or its nominees the Per Share Merger Consideration, together with cash in lieu of any fractional shares of Euronet Common Stock to which DTC is entitled under the Merger Agreement.

If you hold your shares of CoreCard Common Stock in certificated form, or in book-entry form but not through DTC, after receiving the proper documentation from you, following the Effective Time, the Exchange Agent will deliver to you the Per Share Merger Consideration and a check in the amount of any cash in lieu of fractional share of Euronet Common Stock to which you are entitled under the Merger Agreement.
Q:	What will holders of CoreCard restricted stock units and stock options receive in the Merger?
A:
Outstanding CoreCard restricted stock units and stock options will be treated as set forth in the Merger Agreement, as described in more detail in the section entitled “The Merger—Treatment of CoreCard Equity

Awards” beginning on page 75 of this proxy statement/prospectus. In general, at the Effective Time, the restricted stock units of CoreCard will vest and convert into the right to receive the Per Share Merger Consideration, and each CoreCard stock option will vest and convert into the right to receive cash equal to the excess of the Per Share Merger Consideration (valued at the Euronet Stock Price) over the strike price for such CoreCard stock option.
Q:	Are there any risks that I should consider as a CoreCard Stockholder in deciding how to vote?
A:
Yes. You should read and carefully consider the risks set forth in the section entitled “Risk Factors” beginning on page 22 of this proxy statement/prospectus. You also should read and carefully consider the risks that are described in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	How important is my vote as a CoreCard Stockholder?
A:
Your vote “FOR” each proposal presented at the Special Meeting is very important, and you are encouraged to submit a proxy or voting instruction form, as applicable, as soon as possible. The Merger cannot be completed without the approval by CoreCard Stockholders of the Merger Agreement Proposal.

Q:	What vote is required to approve each proposal at the Special Meeting?
A:
Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CoreCard Common Stock entitled to vote thereon. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Approval of the Advisory Compensation Proposal and the Adjournment Proposal requires, in each case, the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the applicable proposal. Abstentions and broker non-votes, if any, will have no effect on the Advisory Compensation Proposal or the Adjournment Proposal, assuming a quorum is present.
Q:	How does the CoreCard Board recommend that CoreCard Stockholders vote?
A:
The CoreCard Board has unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (b) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of CoreCard and its stockholders, (c) resolved to recommend adoption of the Merger Agreement by the stockholders entitled to vote thereon and (d) directed that the Merger Agreement be submitted to stockholders of CoreCard for adoption at a meeting of stockholders of CoreCard to be held to consider the adoption of the Merger Agreement. Accordingly, the CoreCard Board unanimously recommends that CoreCard Stockholders vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal. For a detailed description of the various factors considered by the CoreCard Board in reaching this decision, see the section entitled “The Merger—Recommendation of the CoreCard Board and Its Reasons for the Merger” beginning on page 54 of this proxy statement/prospectus.

Q:
Why am I being asked to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for CoreCard’s named executive officers in connection with the Merger (the Advisory Compensation Proposal)?

A:
Under SEC rules, CoreCard is required to seek a non-binding, advisory vote of its stockholders with respect to the compensation that may be paid or become payable to CoreCard’s named executive officers that is based on or otherwise relates to the Merger, also known as “golden parachute” compensation.

Q:	What happens if the Advisory Compensation Proposal is not approved?
A:
Because the vote on the Advisory Compensation Proposal is advisory only, it will not be binding on either CoreCard or Euronet. Accordingly, if the Merger Agreement is adopted and the Merger is completed, the merger-related compensation will be payable to CoreCard’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the advisory vote on the Advisory Compensation Proposal.

Q:	Do any of the executive officers or directors of CoreCard have interests in the Merger that may differ from or be in addition to my interests as a CoreCard Stockholder?
A:
In considering the recommendation of the CoreCard Board that CoreCard Stockholders vote to approve the Merger Agreement Proposal, to approve the Advisory Compensation Proposal and to approve the Adjournment Proposal, CoreCard Stockholders should be aware that some of CoreCard’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of CoreCard Stockholders generally. The CoreCard Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated thereby, in approving the Merger and in recommending that CoreCard Stockholders approve the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal.

For more information regarding these interests, see the sections entitled “The Merger—Interests of Certain CoreCard Directors and Executive Officers in the Merger” and “Risk Factors—Risks Related to the Merger—CoreCard’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of CoreCard Stockholders generally” beginning on pages 69 and 27, respectively, of this proxy statement/prospectus.
Q:	What will happen to CoreCard as a result of the Merger?
A:
Upon the terms and subject to the conditions set forth in the Merger Agreement, Euronet will acquire all of the outstanding shares of CoreCard Common Stock at the Effective Time. After completion of the Merger, CoreCard Common Stock will be delisted from the NYSE, will be deregistered under the Exchange Act and will cease to be publicly traded.

Q:	Who will own Euronet immediately following the completion of the Merger?
A:
If the Euronet Stock Price were equal to the closing price of Euronet Common Stock on Nasdaq on September 25, 2025, the last trading day before the date of this proxy statement/prospectus, each share of CoreCard Common Stock would be converted into 0.3142 shares of Euronet Common Stock. At this Exchange Ratio, it is estimated that, immediately after completion of the Merger, Euronet Stockholders as of immediately prior to the Merger would hold approximately 93.9% and CoreCard Stockholders as of immediately prior to the Merger (disregarding any shares of Euronet Common Stock held by CoreCard Stockholders immediately prior to the Merger) would hold approximately 6.1% of the outstanding shares of Euronet Common Stock, each on a fully diluted basis. The exact equity stake of CoreCard Stockholders in Euronet immediately following the completion of the Merger will depend on the number of shares of Euronet Common Stock and shares of CoreCard Common Stock issued and outstanding immediately prior to the Effective Time. For more information, see the section entitled “Risk Factors—Risks Related to the Merger—Current Euronet Stockholders and current CoreCard Stockholders will have a reduced share of ownership in the combined company” beginning on page 26 of this proxy statement/prospectus.

Q:	How will Euronet Stockholders be affected by the Merger?
A:
Upon completion of the Merger, each Euronet Stockholder will hold the same number of shares of Euronet Common Stock that such stockholder held immediately prior to completion of the Merger. As a result of the Merger, Euronet Stockholders will own shares in a larger company with more assets. However, because in connection with the Merger, Euronet will be issuing additional shares of Euronet Common Stock to CoreCard Stockholders in exchange for their shares of CoreCard Common Stock, each outstanding share of Euronet Common Stock immediately prior to the Merger will represent a smaller percentage of the aggregate number of shares of Euronet Common Stock outstanding after the Merger. For more information, see the section entitled “Risk Factors—Risks Related to the Merger—Current Euronet Stockholders and current CoreCard Stockholders will have a reduced share of ownership in the combined company” beginning on page 26 of this proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the Merger?
A:
The Merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). U.S. Holders (as defined below) of CoreCard Common Stock are generally not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of CoreCard Common Stock for the shares of Euronet Common Stock they receive in the Merger. However, a U.S. Holder of CoreCard Common Stock may recognize gain or loss on any cash received instead of a fractional share of Euronet Common Stock that such U.S. Holder would otherwise be entitled to receive.
The U.S. federal income tax consequences described above may not apply to all holders of CoreCard Common Stock. Accordingly, each U.S. Holder should consult its own tax advisor with respect to the particular tax consequences of the Merger to such U.S. Holder. See the section entitled “The Merger - Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 71 for more information.
Q:	When do Euronet and CoreCard expect to complete the Merger?
A:
Euronet and CoreCard currently expect to complete the Merger in the fourth quarter of 2025. Neither Euronet nor CoreCard, however, can predict the actual date on which the Merger will be completed, and they cannot assure that the Merger will be completed because completion of the Merger is subject to conditions beyond the control of each of Euronet and CoreCard. See the sections entitled “The Merger—Regulatory Approvals,” “The Merger Agreement—Conditions to Completion of the Merger” and “Risk Factors—Risks Related to the Merger—The Merger is subject to conditions, including certain conditions that are beyond Euronet’s and CoreCard’s control and may not be satisfied on a timely basis or at all. Failure to complete the Merger could have material adverse effects on Euronet and CoreCard” beginning on pages 74, 92 and 22, respectively, of this proxy statement/prospectus for more information.

Q:	What are the conditions to the Closing?
A:
Under the terms of the Merger Agreement, the completion of the Merger is subject to the satisfaction or waiver of certain closing conditions, including (i) the approval of the Merger Agreement Proposal by the holders of a majority of the outstanding shares of CoreCard Common Stock entitled to vote thereon at the Special Meeting (the “CoreCard Stockholder Approval”); (ii) the absence of any law or injunction order (whether temporary, preliminary or permanent) by any governmental entity that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger and (iii) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder. Each party’s obligation to complete the Merger is also subject to certain additional conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) the absence of a material adverse effect with respect to the other party, (iii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iv) the receipt by Euronet and CoreCard of tax opinions from their respective counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

Either party may waive one or more of the conditions to its obligations to effect the Closing to the extent permitted by applicable law, including, in the case of Euronet, the conditions regarding the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of CoreCard contained in the Merger Agreement and the absence of a CoreCard Material Adverse Effect and, in the case of CoreCard, the conditions regarding the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of Euronet and Merger Sub contained in the Merger Agreement and the absence of a Euronet Material Adverse Effect.
The completion of the Merger is not subject to the approval of Euronet Stockholders or the receipt of financing by Euronet.
See the sections entitled “The Merger Agreement—Conditions to Completion of the Merger” and “Risk Factors—Risks Related to the Merger—The Merger is subject to conditions, including certain conditions that are beyond Euronet’s and CoreCard’s control and may not be satisfied on a timely basis or at all. Failure to complete the Merger could have material adverse effects on Euronet and CoreCard” beginning on pages 92 and 22, respectively, of this proxy statement/prospectus for more information.
Q:	What happens if the Merger is not completed?
A:
If the Merger Agreement Proposal is not approved by CoreCard Stockholders or the Merger is not completed for any other reason, CoreCard Stockholders will not receive any consideration pursuant to the Merger Agreement for shares of CoreCard Common Stock they own. Instead, CoreCard will remain an independent public company, and CoreCard Common Stock will continue to be listed and traded on the NYSE and registered under the Exchange Act.

The Merger Agreement provides that CoreCard must pay Euronet a termination fee equal to $7.5 million if the Merger Agreement is terminated in certain circumstances, including (i) in the following circumstances of (y) the right of Euronet to terminate the Merger Agreement if, prior to the CoreCard Stockholder Approval, the CoreCard Board changes its recommendation in favor of the Merger; and (z) the right of CoreCard to terminate the Merger Agreement, prior to receiving the CoreCard Stockholder Approval, in order to enter into a definitive agreement for a Superior Proposal (as defined below) (so long as CoreCard complies in all material respects with the non-solicitation provisions in the Merger Agreement); (ii) if either party terminates the Merger Agreement due to the failure to obtain the CoreCard Stockholder Approval, an Acquisition Proposal (as defined below) is made public and not publicly withdrawn at least two business days prior to the Special Meeting and within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement is entered into with respect to an Acquisition Proposal; or (iii) if (a) prior to the termination of the Merger Agreement, an Acquisition Proposal is made to CoreCard or becomes publicly disclosed and is not withdrawn prior to such termination, (b) either party terminates the Merger Agreement because the Outside Date has been reached or Euronet terminates the Merger Agreement due to CoreCard’s breach of one or more covenants of the Merger Agreement after the receipt of such Acquisition Proposal and (c) within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement is entered into with respect to an Acquisition Proposal. See the section entitled “The Merger Agreement—Termination Fee Payable by CoreCard” beginning on page 95 of this proxy statement/prospectus for more information.
For purposes of the Merger Agreement, “Acquisition Proposal” means any offer, proposal, or indication of interest in making a proposal or offer, by any person (other than a proposal or offer by Euronet, Merger Sub or their respective affiliates) at any time relating to any transaction or series of related transactions (other than the Merger) involving: (a) any acquisition or purchase by any person, directly or indirectly, of more than 20% of any class of outstanding voting or equity securities of CoreCard (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning more than 20% of any class of outstanding voting or equity securities of CoreCard (whether by voting power or number of shares) or any acquisition or purchase by any person, directly or indirectly, of the voting or equity securities of any CoreCard subsidiary whose business constitutes 20% or more of the consolidated net revenues, net income, or assets of CoreCard and its subsidiaries, taken as a whole, (b) any merger (including a reverse merger in which CoreCard is the surviving corporation), consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving CoreCard (or any CoreCard subsidiaries) and a person pursuant to which the CoreCard Stockholders immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction (whether by voting power or number of shares), (c) any sale, lease, exchange, spin-off, transfer or other disposition to a person of more than 20% of the consolidated assets of CoreCard and its subsidiaries, in the aggregate (measured by the fair market value thereof and including equity interests of any CoreCard subsidiaries) or to which 20% or more of CoreCard and its subsidiaries’ net revenues or net income on a consolidated basis are attributable, (d) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution) or recapitalization or other significant corporate reorganization of CoreCard or one or more of its subsidiaries which, individually or in the aggregate, generate or constitute 20% or more of the consolidated net revenues, net income or assets of CoreCard and its subsidiaries, taken as a whole; or (e) any combination of the foregoing.
For purposes of the Merger Agreement, “Superior Proposal” means a bona fide, written Acquisition Proposal (with references in the definition thereof to 20% and 80% being deemed to be replaced with references to 70% and 30%, respectively) made in writing, after the date of the Merger Agreement, by a third party (other than Euronet, Merger Sub or their respective affiliates), which the CoreCard Board determines in good faith after consultation with CoreCard’s outside legal and financial advisors to be more favorable to the CoreCard Stockholders from a financial point of view than the Merger, taking into account all relevant factors (including the identity of the purchaser, all the terms and conditions of such Acquisition Proposal (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and the Merger Agreement, and, if applicable, any changes to the terms of the Merger Agreement proposed by Euronet in accordance with the terms of the Merger Agreement.
Q:	When and where is the Special Meeting?
A:	The Special Meeting will be held at CoreCard’s principal executive offices located at One Meca Way, Norcross, Georgia 30093, on October 28, 2025 at 9:30 a.m. Eastern Time.

Q:	How can I attend the Special Meeting and vote in person?
A:
The Special Meeting will be held at CoreCard’s principal executive offices located at One Meca Way, Norcross, Georgia 30093. You will be admitted to the Special Meeting only if you were a CoreCard Stockholder as of the close of business on September 18, 2025, the record date for the Special Meeting (the “Record Date”), or you hold a valid proxy for the Special Meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, then your name will be verified against the list of stockholders of record prior to admittance to the Special Meeting. If you are not a stockholder of record but hold shares through a broker, trustee or nominee, then you will need to provide proof of beneficial ownership on the Record Date, such as your most recent account statement.

If you are a stockholder of record, even if you plan to attend the Special Meeting, we encourage you to complete, sign, date and return the enclosed proxy card or vote via telephone or Internet to ensure that your shares of CoreCard Common Stock will be represented at the Special Meeting. If you attend the Special Meeting and vote in person, your vote will revoke any proxy previously submitted or vote submitted via telephone or Internet. If you are a beneficial owner and hold your shares of CoreCard Common Stock in “street name” through a broker, bank or nominee, you should instruct your broker, bank or nominee on how you wish to vote your shares of CoreCard Common Stock using the instructions provided by your broker, bank or nominee. Your broker, bank or nominee cannot vote on any of the proposals, including the Merger Agreement Proposal, without your instructions.
Q:	Who can vote at, and what is the record date of, the Special Meeting?
A:
Only CoreCard Stockholders who held shares of CoreCard Common Stock of record at the close of business on the Record Date are entitled to receive notice of, and to vote the shares of CoreCard Common Stock they held on the Record Date at, the Special Meeting.

If you hold your shares of CoreCard Common Stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee that is the holder of record of those shares can give you the right to vote those shares at the Special Meeting. See the answer to the question “How can I attend the Special Meeting and vote in person?” above for additional information.
Q:	How many votes may I cast?
A:	Each outstanding share of CoreCard Common Stock entitles its holder of record to one vote on each matter considered at the Special Meeting.
Q:	What constitutes a quorum at the Special Meeting?
A:
The presence, in person or by proxy, of CoreCard Stockholders entitled to cast at least a majority of the votes which all CoreCard Stockholders are entitled to vote upon a matter at the Special Meeting constitutes a quorum for the transaction of business on such matter at the Special Meeting. For business to be conducted at the Special Meeting, a quorum must be present. For purposes of determining whether there is a quorum, all shares that are present, including abstentions and broker non-votes, if any, will count towards the quorum.

Q:	What do I need to do now?
A:
After you have carefully read and considered the information contained or incorporated by reference into this proxy statement/prospectus, please vote your shares as soon as possible so that your shares of CoreCard Common Stock will be represented at the Special Meeting. Please follow the instructions set forth on the proxy card or, if your shares of CoreCard Common Stock are held in “street name,” on the voting instruction form provided by your bank, broker other nominee.

Additional information on voting procedures can be found in the section entitled “The Special Meeting” beginning on page 32 of this proxy statement/prospectus.
Q:	If a stockholder gives a proxy, how are the shares of CoreCard Common Stock voted?
A:
The individuals named on the enclosed proxy card will vote your shares of CoreCard Common Stock in the way that you indicate. When completing the proxy card or the Internet or telephone processes, you may specify whether your shares of CoreCard Common Stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:	How will my shares of CoreCard Common Stock be voted if I return a blank proxy?
A:
If you sign, date, and return your proxy card and do not indicate how you want your shares of CoreCard Common Stock to be voted, then your shares of CoreCard Common Stock will be voted “FOR” the Merger Agreement Proposal, “FOR” the Advisory Compensation Proposal and “FOR” the Adjournment Proposal.

Q:	Who will count the votes?
A:
CoreCard has appointed an agent of Broadridge Investor Communication Solutions, Inc. (“Broadridge”) to serve as inspector of election for the Special Meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions and broker non-votes, if any.

Q:	What should I do if I receive more than one set of voting materials for the Special Meeting?
A:	You may receive more than one set of voting materials for the Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms.
If, for example, you hold your shares of CoreCard Common Stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares of CoreCard Common Stock. In that case, you should follow the procedures specified by your bank, broker or other nominee to make sure that you vote all of your shares held in those brokerage accounts.
If, for example, you are a holder of record and your shares of CoreCard Common Stock are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy card that you receive (or cast your vote via the Internet or by telephone) by following the instructions set forth in each separate proxy card to ensure that you vote all of the shares of which you are a holder of record.
Q:	What’s the difference between holding shares as a stockholder of record and holding shares as a beneficial owner?
A:
If your shares of CoreCard Common Stock are registered directly in your name with CoreCard’s transfer agent, Equiniti Trust Company, LLC, you are considered the stockholder of record of those shares. The proxy materials for the Special Meeting will be sent directly to you by CoreCard, and you are entitled to attend and vote at the Special Meeting as a stockholder of record.

If your shares of CoreCard Common Stock are held through a bank, broker or other nominee, you are considered the beneficial owner of the shares of CoreCard Common Stock held in “street name.” In that case, the proxy materials for the Special Meeting have been forwarded to you by your bank, broker or other nominee that is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend and vote at the Special Meeting as described in the answer to the question “How can I attend the Special Meeting and vote in person?” above.
Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?
A:
No. If your shares are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of Internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures provided by your bank, broker or other nominee on your voting instruction form.

You should instruct your broker, bank or other nominee how to vote your shares. Banks, brokers and other nominees that hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees that hold shares in street name for a beneficial owner of those shares are not allowed to exercise voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. “Broker non-votes” occur when shares held in street name are present at a stockholder meeting at which at least one item of business is a routine proposal, but the bank, broker or other nominee is not instructed by the beneficial owner of those shares to vote on a particular proposal for which the bank, broker or other nominee does not have discretionary voting power.

Under applicable rules, each of the proposals to be voted on at the Special Meeting will be “non-routine,” and therefore, it is expected that there will be no broker non-votes at the Special Meeting. Accordingly, if you are a CoreCard Stockholder that beneficially owns shares of CoreCard Common Stock held in street name, and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may not vote your shares on the Merger Agreement Proposal, the Advisory Compensation Proposal or the Adjournment Proposal, and your shares will not be considered present and entitled to vote at the Special Meeting for the purpose of determining whether a quorum is present at the Special Meeting.
Q:	What do I do if I am a CoreCard Stockholder and I want to revoke my proxy?
A:	If you are a CoreCard Stockholder of record, you may revoke your proxy prior to its exercise at the Special Meeting by:
•	voting again by properly submitting a revised proxy card or voting by Internet or telephone, as applicable, on a date later than your prior proxy;
•
sending a written notice of revocation to CoreCard at One Meca Way, Norcross, Georgia 30093, Attention: Corporate Secretary, which must be received prior to 11:59 p.m. Eastern Time, on October 27, 2025; or

•	attending the Special Meeting and voting in person during the Special Meeting, although attendance at the Special Meeting alone is not sufficient to revoke a prior properly submitted proxy.
If you are a beneficial owner of CoreCard Common Stock held through a bank, broker or other nominee, you must follow the specific instructions provided to you by your bank, broker or other nominee to change or revoke any instructions you have already given to your bank, broker or other nominee. You may also change your vote by attending the Special Meeting and voting in person during the Special Meeting. See the answer to the question “How can I attend the Special Meeting and vote in person?” above for additional information.
Q:	What happens if I sell or otherwise transfer my shares of CoreCard Common Stock after the Record Date but before the Special Meeting?
A:
The Record Date is September 18, 2025, which is earlier than the date of the Special Meeting. If you sell or otherwise transfer your shares of CoreCard Common Stock after the Record Date but before the Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares, and each of you notifies CoreCard in writing of those special arrangements, you will retain your right to vote those shares at the Special Meeting, but will otherwise transfer ownership of those shares.

Q:	What happens if I sell or otherwise transfer my shares of CoreCard Common Stock before the completion of the Merger?
A:
Only holders of shares of CoreCard Common Stock at the Effective Time will be entitled to receive the Per Share Merger Consideration. If you sell or otherwise transfer your shares of CoreCard Common Stock prior to the completion of the Merger, you will not be entitled to receive the Per Share Merger Consideration by virtue of the Merger.

Q:	Where can I find voting results of the Special Meeting?
A:
CoreCard intends to announce preliminary voting results at the Special Meeting and to publish the final voting results in a Current Report on Form 8-K that will be filed with the SEC within four business days following certification of the final voting results.

Q:	Do Euronet Stockholders and CoreCard Stockholders have appraisal rights?
A:	Neither Euronet Stockholders nor CoreCard Stockholders are entitled to appraisal rights in connection with the Merger.
Q:	Who will solicit and pay the cost of soliciting proxies in connection with the Special Meeting?
A:
CoreCard and the CoreCard Board are soliciting CoreCard Stockholders’ proxies in connection with the Special Meeting, and CoreCard will bear the cost of soliciting such proxies. Proxies in connection with the Special

Meeting may be solicited by officers, directors and regular supervisory and executive employees of CoreCard, none of whom will receive any additional compensation for such solicitation. CoreCard has retained D.F. King & Co., Inc. (“D.F. King”) as proxy solicitor to assist with the solicitation of proxies in connection with the Special Meeting, for which CoreCard estimates it will pay D.F. King a fee of $20,000, plus reasonable out-of-pocket costs and expenses. CoreCard will supply banks, brokers and other nominees that hold shares of CoreCard Common Stock of record for beneficial owners with copies of proxy soliciting material in connection with the Special Meeting to be sent to such beneficial owners, in which case these parties will be reimbursed by CoreCard for their reasonable expenses for completing the sending of such material to beneficial owners.
Q:	How can I find more information about Euronet and CoreCard?
A:
You can find more information about Euronet and CoreCard from various sources described in the section entitled “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus.

Q:	Who can answer any questions I may have about the Special Meeting or the Merger?
A:
If you have any questions about the Special Meeting, the Merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus, you may contact CoreCard’s proxy solicitor:

D. F. King & Co., Inc.
28 Liberty Street, Floor 53
New York, NY 10005
Stockholders, please call toll-free: (800) 820-2415
Banks and Brokerage Firms, please call: (212) 257-2075
Email: CCRD@dfking.com

SUMMARY
The following summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus and may not contain all the information that may be important to you. To understand the Merger and the matters being voted on by CoreCard Stockholders at the Special Meeting more fully, and to obtain a more complete description of the terms of the Merger Agreement, you should carefully read this entire document, including the annexes, and the documents to which Euronet and CoreCard refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See the section entitled “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus for more information.
Parties to the Merger (see page 40)
Euronet Worldwide, Inc.
Euronet is a leading electronic payments provider. Euronet offers payment and transaction processing and distribution solutions to financial institutions, retailers, service providers and individual consumers. Euronet’s primary product offerings include comprehensive automated teller machine (“ATM”), point-of-sale, card outsourcing, card issuing and merchant acquiring services, software solutions, electronic distribution of prepaid mobile airtime and other electronic payment products, foreign currency exchange services and global money transfer services.
Euronet was established in 1994 as Euronet Bank Access Kft., a Hungarian limited liability company. Euronet was reorganized in March 1997, in connection with its initial public offering, and at that time, Euronet’s operating entities became wholly owned subsidiaries of Euronet Services, Inc., a Delaware corporation. Euronet’s common stock is listed and traded on the Nasdaq under the symbol “EEFT,” and its principal executive offices are located at 11400 Tomahawk Creek Parkway, Suite 300, Leawood, Kansas 66211; its telephone number at that location is (913) 327-4200.
Genesis Merger Sub Inc.
Genesis Merger Sub Inc. is a wholly owned subsidiary of Euronet and was formed solely for the purpose of effecting the Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CoreCard, with CoreCard surviving as a wholly owned subsidiary of Euronet. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, including the preparation of applicable regulatory filings in connection with the Merger.
Merger Sub was incorporated in Georgia on July 25, 2025. Merger Sub’s principal executive offices are located at 11400 Tomahawk Creek Parkway, Suite 300, Leawood, Kansas 66211; its telephone number at that location is (913) 327-4200.
CoreCard Corporation
CoreCard, incorporated in Georgia with its headquarters in Norcross, Georgia, is a leading provider of card issuing technology solutions and processing services to the FinTech industry. CoreCard designs, develops and markets a comprehensive suite of software solutions to program managers, accounts receivable businesses, financial institutions, retailers and processors to manage their credit and debit cards, prepaid cards, private label cards, fleet cards, buy now pay later programs, loyalty programs and accounts receivable and loan transactions. The CoreCard software solutions are designed to allow companies to offer any type of transacting account or card issuing program as well as installment and revolving loans, to set up and maintain account data, to record advances and payments, to assess fees, interest and other charges, to resolve disputes and chargebacks, to manage collections of accounts receivable, to generate reports and to settle transactions with financial institutions and network schemes.
CoreCard and its predecessor companies have operated since 1973 and it has been publicly traded since 1980. CoreCard’s common stock is listed and traded on the NYSE under the symbol “CCRD” and its principal executive offices are located at One Meca Way, Norcross, Georgia 30093; its telephone number at that location is (770) 381-2900.

The Merger and the Merger Agreement (see pages 40 and 76)
The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the Merger.
Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CoreCard, with CoreCard surviving as a wholly owned subsidiary of Euronet. Following the Merger, CoreCard Common Stock will be delisted from the NYSE, will be deregistered under the Exchange Act and will cease to be publicly traded.
Merger Consideration (see page 41)
Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of CoreCard Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of Euronet Common Stock equal to (a) if the Euronet Stock Price, is greater than $95.4798 but less than $107.7997, the quotient obtained by dividing $30.00 by the Euronet Stock Price, rounded to four decimal places, (b) if the Euronet Stock Price is greater than or equal to $107.7997, 0.2783 or (c) if the Euronet Stock Price is equal to or less than $95.4798, 0.3142.
Expected Timing of the Merger (see page 74)
Euronet and CoreCard currently expect to complete the Merger in the fourth quarter of 2025. Neither Euronet nor CoreCard, however, can predict the actual date on which the Merger will be completed, and they cannot assure that the Merger will be completed, because completion of the Merger is subject to conditions beyond the control of each of Euronet and CoreCard.
Special Meeting (see page 32)
Date, Time and Place of the Special Meeting
The Special Meeting will be held at CoreCard’s principal executive offices located at One Meca Way, Norcross, Georgia 30093, on October 28, 2025 at 9:30 a.m. Eastern Time.
Attending the Special Meeting
You will be able to attend the Special Meeting in person at CoreCard’s principal executive offices located at One Meca Way, Norcross, Georgia 30093. You will be admitted to the Special Meeting only if you were a CoreCard Stockholder as of the Record Date, or you hold a valid proxy for the Special Meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, then your name will be verified against the list of stockholders of record prior to admittance to the Special Meeting. If you are not a stockholder of record but hold shares through a broker, trustee or nominee, then you will need to provide proof of beneficial ownership on the record date, such as your most recent account statement.
If you are a stockholder of record, even if you plan to attend the Special Meeting, we encourage you to complete, sign, date and return the enclosed proxy card or vote via telephone or Internet to ensure that your shares of CoreCard Common Stock will be represented at the Special Meeting. If you attend the Special Meeting and vote in person, your vote will revoke any proxy previously submitted or vote submitted via telephone or Internet. If you are a beneficial owner and hold your shares of CoreCard Common Stock in “street name” through a broker, bank or nominee, you should instruct your broker, bank or nominee on how you wish to vote your shares of CoreCard Common Stock using the instructions provided by your broker, bank or nominee. Your broker, bank or nominee cannot vote on any of the proposals, including the Merger Agreement Proposal, without your instructions.
Purpose of the Special Meeting
At the Special Meeting, CoreCard Stockholders will be asked to consider and vote on (i) the Merger Agreement Proposal, (ii) the Advisory Compensation Proposal and (iii) the Adjournment Proposal.
Record Date, Outstanding Shares, Stockholders Entitled to Vote and Voting Rights
Only CoreCard Stockholders who held shares of CoreCard Common Stock of record on the Record Date, which is the close of business on September 18, 2025, are entitled to receive notice of, and to vote the shares of CoreCard

Common Stock they held on the Record Date at, the Special Meeting. As of the Record Date, 7,792,382 shares of CoreCard Common Stock were outstanding and entitled to be voted at the Special Meeting. Each outstanding share of CoreCard Common Stock entitles its holder of record to one vote on each matter considered at the Special Meeting.
As of the Record Date, CoreCard’s directors and executive officers and their affiliates beneficially owned and were entitled to vote, in the aggregate, 1,363,300 shares of CoreCard Common Stock, or approximately 17.5% of the shares of CoreCard Common Stock outstanding as of the Record Date.
Quorum
For business to be conducted at the Special Meeting, a quorum must be present. The presence, in person or by proxy, of CoreCard Stockholders entitled to cast at least a majority of the votes which all CoreCard Stockholders are entitled to vote upon a matter at the Special Meeting constitutes a quorum for the transaction of business on such matter at the Special Meeting. Shares for which a CoreCard Stockholder directs an “abstention” from voting will be counted for purposes of determining the presence of a quorum for the transaction of business at the Special Meeting.
As of the Record Date, 7,792,382 shares of CoreCard Common Stock were outstanding and entitled to be voted at the Special Meeting; accordingly, the presence, in person or by proxy, at the Special Meeting of at least 3,896,191 shares of CoreCard Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum.
Vote Required
Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CoreCard Common Stock entitled to vote thereon. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.
Approval of the Advisory Compensation Proposal and the Adjournment Proposal requires, in each case, the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the applicable proposal. Abstentions and broker non-votes, if any, will have no effect on the Advisory Compensation Proposal or the Adjournment Proposal, assuming a quorum is present.
Recommendation of the CoreCard Board and Its Reasons for the Merger (see page 54)
On July 30, 2025, the CoreCard Board unanimously determined that it is advisable and in the best interests of CoreCard and CoreCard Stockholders for CoreCard to enter into the Merger Agreement and complete the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. The CoreCard Board unanimously recommends that CoreCard Stockholders vote “FOR” the Merger Agreement Proposal.
For more information, see the section entitled “The Merger Agreement—Recommendation of the CoreCard Board and Its Reasons for the Merger” beginning on page 54 of this proxy statement/prospectus.
Opinion of Keefe, Bruyette & Woods, Inc. (see page 61 and Annex B)
In connection with the Merger, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated July 30, 2025, to the CoreCard Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CoreCard Common Stock of the exchange ratio (as defined in the opinion) in the Merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this document. The opinion was for the information of, and was directed to, the CoreCard Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion addressed only the fairness, from a financial point of view, to the holders of CoreCard Common Stock of the exchange ratio (as defined in the opinion) in the Merger. The opinion did not address the underlying business decision to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the CoreCard Board in connection with the Merger, and it does not constitute a recommendation to any holder of CoreCard Common Stock or any stockholder of any other entity as to how to vote or act in connection with the Merger or any other matter.
For a description of the opinion issued by KBW to the CoreCard Board, see the section entitled “The Merger—Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 61 of this proxy statement/prospectus.

Interests of Certain CoreCard Directors and Executive Officers in the Merger (see page 69)
In considering the recommendation of the CoreCard Board that CoreCard Stockholders vote ”FOR” the Merger Agreement Proposal, CoreCard Stockholders should be aware that CoreCard’s executive officers and non-employee directors have interests in the Merger that may be different from, or in addition to, those of CoreCard Stockholders generally. The CoreCard Board was aware of and considered these interests, among other matters, in approving the Merger Agreement and the Merger and in recommending that CoreCard Stockholders vote their shares of CoreCard Common Stock in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal.
For more information, see the section entitled “The Merger—Interests of Certain CoreCard Directors and Executive Officers in the Merger” beginning on page 69 of this proxy statement/prospectus.
Treatment of CoreCard Equity Awards (see page 75)
Under the terms of the Merger Agreement:
•
Immediately prior to the Effective Time, pursuant to the applicable CoreCard equity plan, each CoreCard restricted stock unit that is outstanding and unvested immediately prior to the Effective Time will become vested and will automatically, without any action on the part of the holder thereof, be cancelled in consideration for the right to receive the Merger Consideration in respect of each share of CoreCard Common Stock subject to such CoreCard restricted stock unit immediately prior to the Effective Time (treating such CoreCard restricted stock unit in the same manner as outstanding shares of CoreCard Common Stock for such purposes). The Merger Consideration to be issued or paid by Euronet with respect to CoreCard RSU awards will be issued and paid by Euronet, subject to any applicable withholdings, to the applicable holder within 5 business days following the Effective Time.

•
Each CoreCard stock option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, will become fully vested and exercisable immediately prior to the Effective Time, will be automatically terminated and cancelled at the Effective Time and will cease to exist or be outstanding, and will be automatically converted by virtue of the Merger and without any action on the part of the holders, into the right to receive, without interest, an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of CoreCard Common Stock issuable upon the exercise in full of such CoreCard stock option immediately prior to the Effective Time by (ii) the excess of (x) the product of the Exchange Ratio multiplied by the Euronet Stock Price over (y) the per share exercise price of such CoreCard stock option immediately prior to the Effective Time. Each CoreCard stock option holder entitled to the above stock option consideration will receive such amount, subject to applicable withholding, through the payroll of the surviving company or any of CoreCard subsidiaries, as applicable, as soon as practicable following the Effective Time.

Regulatory Approvals (see pages 89 and 74)
The completion of the Merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act, under which the Merger may not be completed until notification and report forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period. Euronet and CoreCard filed their HSR Act notifications with the FTC and the DOJ on August 25, 2025 and August 22, 2025, respectively. The 30-calendar-day waiting period expired September 24, 2025.
See the section entitled “The Merger Agreement—Agreements to Use Reasonable Best Efforts” and “The Merger—Regulatory Approvals” beginning on pages 89 and 74, respectively, of this proxy statement/prospectus for more information.
Non-Solicitation Covenant (see page 86)
Merger Agreement requires CoreCard to immediately cease any and all existing solicitation, encouragement, discussions or negotiations with any persons (or provision of any nonpublic information to any persons) with respect to any inquiry, proposal or offer that constitutes, or is reasonably expected to lead to, an Acquisition Proposal. In addition, the Merger Agreement requires CoreCard to enforce, and not waive, terminate or modify without Euronet’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the CoreCard Board determines that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, CoreCard may, with prior written notice to Euronet, waive such standstill provision, or other provision with similar effect, solely to the extent necessary to permit the applicable person to make, on a confidential basis to the CoreCard Board, an Acquisition Proposal.
Under the terms of the Merger Agreement, until the earlier of the Effective Time and the termination of the Merger Agreement, CoreCard will be subject to restrictions on soliciting Acquisition Proposals, participating in any discussions or negotiations with third parties regarding any Acquisition Proposal, or any offer or proposal that could reasonably be expected to result in an Acquisition Proposal, and sharing information with third parties in connection with any Acquisition Proposal, except that, in response to an unsolicited Acquisition Proposal, not resulting from a breach of the non-solicitation provisions of the Merger Agreement, CoreCard may participate in discussions and negotiations regarding, and share information in connection with, such Acquisition Proposal, if the CoreCard Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law.
The Merger Agreement requires that the CoreCard Board recommend that CoreCard Stockholders vote in favor of adoption of the Merger Agreement (and that CoreCard use its reasonable best efforts to obtain the CoreCard Stockholder Approval) and provides that the CoreCard Board is not permitted to withdraw, change, amend, modify or qualify its recommendation in any manner adverse to Euronet. However, on the terms set forth in the Merger Agreement, the CoreCard Board may, prior to obtaining the CoreCard Stockholder Approval, in response to an unsolicited Acquisition Proposal not resulting from a breach of the non-solicitation provisions of the Merger Agreement make a Change of Recommendation (as defined in the section entitled “The Merger Agreement—Changes in Board Recommendation” beginning on page 87 of this proxy statement/prospectus) or terminate the Merger Agreement and concurrently enter into a definitive agreement with respect to such Acquisition Proposal if it determines in good faith and after consultation with CoreCard’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that failure to make a Change of Recommendation or terminate the Merger Agreement and concurrently with such termination enter into a definitive agreement for such Superior Proposal would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law. Additionally, on the terms set forth in the Merger Agreement, the CoreCard Board may, prior to obtaining the CoreCard Stockholder Approval, in response to an Intervening Event (as defined in the section entitled “The Merger Agreement— Changes in Board Recommendation” beginning on page 87 of this proxy statement/prospectus), make a Change of Recommendation if it determines in good faith, after consultation with CoreCard’s financial advisor and outside legal counsel, that the failure to make a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.
For more information, see the sections entitled “The Merger Agreement—Non-Solicitation Covenant” and “Changes in Board Recommendation” beginning on pages 86 and 87, respectively, of this proxy statement/prospectus.
Conditions to Completion of the Merger (see page 92)
Under the terms of the Merger Agreement, the completion of the Merger is subject to various conditions, including: (a) the CoreCard Stockholder Approval; (b) the absence of a law, order or injunction restraining, enjoining or otherwise prohibiting the consummation of the Merger; (c) the expiration or termination of the waiting period under the HSR Act and all required filings have been made and all required approvals obtained (or waiting periods expired or terminated) under applicable antitrust laws (the “Regulatory Approvals”); (d) the approval for listing on the Nasdaq of the Merger Consideration Shares; (e) the registration statement of which this proxy statement/prospectus is a part has been declared effective by the SEC and is not subject to any stop order; (f) solely with respect to the obligations of Euronet and Merger Sub to effect the closing of the transactions contemplated by the Merger Agreement: (1) the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of CoreCard contained in the Merger Agreement, (2) the performance and compliance by CoreCard in all material respects with all obligations, covenants and obligations required by the Merger Agreement, (3) the absence of a CoreCard Material Adverse Effect since the date of the Merger Agreement, and (4) the delivery of a tax opinion to Euronet by its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and (g) solely with respect to the obligation of CoreCard to effect the Closing: (1) the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of Euronet contained in the Merger Agreement, (2) the performance and compliance by Euronet and Merger Sub in all material respects with all obligations, covenants and agreements required by the Merger Agreement, (3) the absence of a Euronet Material Adverse Effect since the date of the Merger Agreement, and (4) the delivery of a tax opinion to Core Card by its counsel, to the effect that the Merger will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.
The completion of the Merger Agreement Transactions is not subject to the approval of Euronet Stockholders or to the receipt of financing by Euronet.
Termination of the Merger Agreement (see page 94)
The Merger Agreement provides that either CoreCard or Euronet may terminate the Merger Agreement in various circumstances, including if (a) the Merger has not been completed by the Outside Date, (b) the CoreCard Stockholder Approval is not obtained at the Special Meeting (or any postponement or adjournment thereof, taken in accordance with the Merger Agreement) at which the Merger Agreement has been voted upon or (c) any governmental entity has issued a final and non-appealable order, injunction, decree or ruling permanently restraining, enjoining or otherwise prohibiting the Merger. The Merger Agreement provides that CoreCard may terminate the Merger Agreement in various circumstances, including if (d) prior to obtaining CoreCard Stockholder Approval, in order to enter into a definitive agreement providing a Superior Proposal (so long as CoreCard has complied in all material respects with the non-solicitation covenants and concurrently with the termination of the Merger Agreement, CoreCard pays to Euronet a termination fee of $7.5 million); or (e) if Euronet and/or Merger Sub has breached or failed to perform or violated any of their respective covenants or agreements under the Merger Agreement or any of the representations and warranties of Euronet or Merger Sub has become inaccurate, and in either case of such breach, failure to perform, violation or inaccuracy (I) would result in the failure of any of the conditions to closing related to the representations and warranties, or performance of obligations, of Euronet and Merger Sub under the Merger Agreement to be satisfied and (II) is not cured within the time period permitted under the Merger Agreement. The Merger Agreement also provides that Euronet may terminate the Merger Agreement if (f) CoreCard has breached or failed to perform or violated its covenants or agreements under the Merger Agreement or any of the representations and warranties of CoreCard have become inaccurate, in either case where such breach, failure to perform, violation or inaccuracy (I) would result in the failure of any of the conditions related to the representation and warranties, or performance obligations, of CoreCard under the Merger Agreement to be satisfied and (II) is not cured within the time period permitted under the Merger Agreement or (g) at any time prior to the CoreCard Stockholder Approval having been obtained, the CoreCard Board, to the extent permitted by the Merger Agreement, changes its recommendation in favor of the Merger.
Termination Fee Payable by CoreCard (see page 95)
The Merger Agreement provides that CoreCard must pay Euronet a termination fee equal to $7.5 million if the Merger Agreement is terminated under the following certain circumstances:
•
(1) either party terminates the Merger Agreement due to the failure to obtain the CoreCard Stockholder Approval, (2) an Acquisition Proposal was made public and not publicly withdrawn at least two business days prior to the Special Meeting and (3) within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement is entered into with respect to an Acquisition Proposal;

•
(1) prior to the termination of the Merger Agreement, an Acquisition Proposal is made to CoreCard or becomes publicly disclosed and is not withdrawn prior to such termination, (2) either party terminates the Merger Agreement because the Outside Date has been reached or Euronet terminates the Merger Agreement due to CoreCard’s breach of one or more covenants of the Merger Agreement after the receipt of such Acquisition Proposal and (3) within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement is entered into with respect to an Acquisition Proposal;

•	prior to the CoreCard Stockholder Approval, Euronet terminates the Merger Agreement after the CoreCard Board changes its recommendation in favor of the Merger; or
•	prior to the CoreCard Stockholder Approval, CoreCard terminates the Merger Agreement in order to enter into a definitive agreement for a Superior Proposal.

Specific Performance (see page 95)
In addition to any other remedy that may be available to each party, including monetary damages, each of the parties will be entitled to an injunction or injunctions or equitable relief to prevent breaches of the Merger Agreement and to enforce specifically its terms and provisions.
Material U.S. Federal Income Tax Consequences of the Merger (see page 71)
The Merger is expected to qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, U.S. Holders of CoreCard Common Stock are generally not expected to recognize any gain or loss for U.S. federal income tax purposes on the shares of Euronet Common Stock they receive in the Merger. However, U.S. Holders of CoreCard Common Stock may recognize gain or loss on any cash received instead of a fractional share of Euronet Common Stock that such U.S. Holder would otherwise be entitled to receive.
For further information, see “The Merger - Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 71. The material U.S. federal income tax consequences described above may not apply to all U.S. Holders of CoreCard Common Stock. Accordingly, each U.S. Holder should consult its own tax advisor with respect to the particular tax consequences of the Merger to such U.S. Holder.
Accounting Treatment of the Merger (see page 74)
Euronet and CoreCard prepare their financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”). The Merger will be accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations, with Euronet considered as the accounting acquirer and CoreCard as the accounting acquiree. Accordingly, consideration to be given by Euronet to complete the Merger will be allocated to the identifiable tangible and intangible assets acquired and liabilities assumed of CoreCard based on their estimated fair values as of the date of the completion of the Merger, with any excess merger consideration being recorded as goodwill.
Comparison of Stockholder Rights (see page 102)
CoreCard Stockholders receiving shares of Euronet Common Stock in connection with the Merger will have different rights once they become Euronet stockholders due to differences between the governing corporate documents Euronet and CoreCard and the differences in Delaware and Georgia corporation laws. These differences are described in more detail in the section entitled “Comparison of Stockholder Rights” beginning on page 102 of this proxy statement/prospectus.
No Appraisal Rights (see page 111)
Under the Georgia Business Corporation Code (the “GBCC”), CoreCard Stockholders are not entitled to appraisal rights in connection with the Merger.
For further information relating to appraisal rights, see the sections entitled “The Merger—No Appraisal Rights” and “No Appraisal Rights” beginning on pages 75 and 111, respectively, of this proxy statement/prospectus.
Recent Developments
On August 15, 2025, Euronet issued $1,000.0 million in aggregate principal amount of its 0.625% Convertible Senior Notes due 2030 (the “2030 Convertible Notes”) in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The 2030 Convertible Notes were issued pursuant to an indenture, dated August 15, 2025, between Euronet and U.S. Bank Trust Company, National Association, as trustee.
The 2030 Convertible Notes are general unsecured obligations of Euronet and bear interest at a rate of 0.625% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2026. The 2030 Convertible Notes mature on October 1, 2030, unless earlier converted, redeemed or repurchased.
The 2030 Convertible Notes are convertible at the option of the holders in certain circumstances. Upon conversion, Euronet will pay or deliver, as the case may be, cash, shares of Euronet Common Stock or a combination of cash and shares of Euronet Common Stock, at its election. The initial conversion rate is 7.8718 shares of Euronet Common Stock per $1,000 principal amount of 2030 Convertible Notes (equivalent to an initial conversion price of approximately $127.04 per share of Euronet Common Stock, which represents a conversion premium of approximately 30% to the last reported sale price of Euronet Common Stock on Nasdaq on August 13, 2025, which was $97.72 per share), and will be subject to customary anti-dilution adjustments.
Euronet may not redeem the 2030 Convertible Notes prior to October 7, 2028. Euronet may redeem for cash all or any portion of the 2030 Convertible Notes (subject to a partial redemption limitation), at its option, on or after October 7, 2028 if the last reported sale price of Euronet Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Euronet provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
If Euronet undergoes a “fundamental change” (as defined in the indenture that governs the 2030 Convertible Notes) subject to certain conditions and limited exceptions, holders may require Euronet to repurchase for cash all or any portion of their 2030 Convertible Notes at a repurchase price equal to 100% of the principal amount of the 2030 Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, following certain corporate events that occur prior to the maturity date of the 2030 Convertible Notes or if Euronet delivers a notice of redemption in respect of some or all of the 2030 Convertible Notes, Euronet will, in certain circumstances, increase the conversion rate of the 2030 Convertible Notes for a holder who elects to convert its 2030 Convertible Notes in connection with such a corporate event or convert its notes called (or deemed called) for redemption during the related redemption period, as the case may be.
In connection with the pricing of the 2030 Convertible Notes, Euronet entered into privately negotiated capped call transactions with certain of the initial purchasers or affiliates thereof and other financial institutions. The capped call transactions cover, subject to customary adjustments substantially similar to those applicable to the 2030 Convertible Notes, the number of shares of Euronet Common Stock initially underlying the 2030 Convertible Notes. The capped call transactions are generally expected to reduce the potential dilution to Euronet Common Stock upon any conversion of 2030 Convertible Notes and/or offset any cash payments Euronet is required to make in excess of the principal amount of converted 2030 Convertible Notes, as the case may be, with such reduction and/or offset subject to a cap. The cap price of the capped call transactions will initially be approximately $180.78 per share, which represents a premium of approximately 85% over the last reported sale price of Euronet Common Stock on Nasdaq on August 13, 2025, and is subject to certain adjustments under the terms of the capped call transactions.
Euronet also repurchased approximately $131.3 million of Euronet Common Stock concurrently with the issuance of the 2030 Convertible Notes in privately negotiated transactions at a purchase price equal to the last reported sale price per share of Euronet Common Stock on Nasdaq on August 13, 2025.
Risk Factors (see page 22)
Before voting at the Special Meeting, you should carefully read all of the information contained in or incorporated by reference into this proxy statement/prospectus and give special consideration to the risk factors discussed in the section entitled “Risk Factors” beginning on page 22 of this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus for more information about the SEC filings incorporated by reference into this proxy statement/prospectus.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDENDS
Market Prices
Euronet Common Stock is listed on the Nasdaq under the symbol “EEFT,” and CoreCard Common Stock is listed on the NYSE under the symbol “CCRD.”
The following table sets forth the last sales price per share of Euronet Common Stock as reported on the Nasdaq, and per share of CoreCard Common Stock as reported on the NYSE on July 30, 2025, the trading day before the public announcement of the execution of the Merger Agreement, and on September 25, 2025, the last trading day before the date of this proxy statement/prospectus. The table also shows the number of shares of Euronet Common Stock to be received for each share of CoreCard Common Stock and the implied value per share of CoreCard Common Stock calculated based on the price of Euronet Common Stock, in each case as of the same two dates.

	Euronet Common Stock	CoreCard Common Stock	Number of Shares of Euronet Common Stock to Be Received per Share of CoreCard Common Stock	Implied Value per Share of CoreCard Common Stock
July 30, 2025	$99.01	$26.31	0.2657	$30.00
September 25, 2025	$87.91	$27.06	0.3142	$27.62

The market prices of Euronet Common Stock and CoreCard Common Stock have fluctuated since the date of the announcement of the execution of the Merger Agreement and will continue to fluctuate prior to the completion of the Merger and, in the case of Euronet Common Stock thereafter. No assurance can be given concerning the market prices of Euronet Common Stock or CoreCard Common Stock before completion of the Merger or of Euronet Common Stock after completion of the Merger. Accordingly, these comparisons may not provide meaningful information to stockholders in determining how to vote with respect to the proposals described in this proxy statement/prospectus. Euronet and CoreCard urge you to obtain current market quotations for Euronet Common Stock and CoreCard Common Stock and to review carefully the other information contained in this proxy statement/prospectus. Please see the section entitled “Risk Factors—Risks Related to the Merger—Because the market prices of Euronet Common Stock and CoreCard Common Stock will fluctuate prior to the completion of the Merger, CoreCard Stockholders cannot be sure of the market value of shares of Euronet Common Stock that they will receive in the Merger or the difference between the market value of shares of Euronet Common Stock that they will receive in the Merger and the market value of shares of CoreCard Common Stock immediately prior to the Merger” beginning on page 22 of this proxy statement/prospectus.
Dividends
The Euronet Board has never declared or paid any dividend in the past.
The CoreCard Board has never declared or paid any dividend in the past. The terms of the Merger Agreement limit CoreCard’s ability to declare or pay dividends prior to the completion of the Merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain “forward-looking” statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Securities Exchange Act of 1934 and the Securities Litigation Reform Act of 1995, each as amended. You can identify these statements and other forward-looking statements in this document by words such as “may,” “will,” “should,” “can,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue,” “target,” “poised,” “advance,” “drive,” “aim,” “forecast,” “approach,” “seek,” “schedule,” “position,” “pursue,” “progress,” “budget,” “outlook,” “trend,” “guidance,” “commit,” “on track,” “objective,” “goal,” “strategy,” “opportunity,” “ambitions,” “aspire” and similar expressions, and variations or negative of such terms or other variations thereof. Words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.
Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such statements regarding the transactions contemplated by the Merger Agreement; future financial and operating results; benefits and synergies of the Merger; future opportunities for the combined company; the conversion of equity interests contemplated by the Merger Agreement; the issuance of common stock of the Company contemplated by the Merger Agreement; the expected filing by Euronet with the SEC of the Registration Statement and this proxy statement/prospectus; the ability of the parties to complete the Merger considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Euronet and CoreCard, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the expected timing and likelihood of completion of the Merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the possibility that the CoreCard Stockholders may not approve the Merger; the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Merger; the risk that any announcements relating to the Merger could have adverse effects on the market price of Euronet’s Common Stock; the risk that the Merger and its announcement could have an adverse effect on the parties’ business relationships and business generally, including the ability of CoreCard or Euronet to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk of unforeseen or unknown liabilities; customer, stockholder, regulatory and other stakeholder approvals and support; the risk of potential litigation relating to the Merger that could be instituted against CoreCard or its directors and/or officers; the risk associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Merger which are not waived or otherwise satisfactorily resolved; the risk of rating agency actions and Euronet’s ability to access short- and long-term debt markets on a timely and affordable basis; the risk of various events that could disrupt operations, including: conditions in world financial markets and general economic conditions; inflation; the war in Ukraine and the related economic sanctions; and military conflicts in the Middle East.
While the list of factors presented here are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in (1) Euronet’s filings with the SEC, including Euronet’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K and (2) in CoreCard’s filings with the SEC, including Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in CoreCard’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, in each case, which are available at the SEC’s website http://www.sec.gov. Euronet regularly posts important information to the investor relations section of its website.
See the section entitled “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus for more information about the SEC filings incorporated by reference into this proxy statement/prospectus.

All subsequent written and oral forward-looking statements concerning Euronet, CoreCard, the Merger, the combined company or other matters attributable to Euronet or CoreCard or any person acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Neither Euronet nor CoreCard undertakes any obligation to publicly update any of the forward-looking statements contained in, or incorporated by reference into, this proxy statement/prospectus to reflect new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made.

RISK FACTORS
In deciding how to vote, you should carefully consider the following risk factors as well as the other information contained in, or and incorporated by reference into, this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” References in this section to “Euronet,” the “Company,” “we,” “us” and “our” refer to Euronet Worldwide, Inc.
Risks Related to the Merger
Because the market prices of Euronet Common Stock and CoreCard Common Stock will fluctuate prior to the completion of the Merger, CoreCard Stockholders cannot be sure of the market value of shares of Euronet Common Stock that they will receive in the Merger or the difference between the market value of shares of Euronet Common Stock that they will receive in the Merger and the market value of shares of CoreCard Common Stock immediately prior to the Merger.
At the Effective Time, each share of CoreCard Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of Euronet Common Stock equal to (a) if the Euronet Stock Price, is greater than $95.4798 but less than $107.7997, the quotient obtained by dividing $30.00 by the Euronet Stock Price, rounded to four decimal places, or (b) if the Euronet Stock Price is greater than or equal to $107.7997, 0.2783 or (c) if the Euronet Stock Price is equal to or less than $95.4798, 0.3142. The respective market prices of both Euronet Common Stock and CoreCard Common Stock have fluctuated since the date on which the Merger Agreement was signed and will continue to fluctuate. The market price of Euronet Common Stock, when received by CoreCard Stockholders after the Merger is completed, could be greater than, less than or the same as the market price of Euronet Common Stock at the time of the Special Meeting. For that reason, the market price of Euronet Common Stock on the date of the Special Meeting may not be indicative of the value of the shares of Euronet Common Stock that CoreCard Stockholders will receive upon completion of the Merger, and, at the time of the Special Meeting, CoreCard Stockholders will not know, or be able to determine, the number of shares of Euronet Common Stock or the market value of such shares that they will receive in the Merger as compared to the market value of the CoreCard Common Stock immediately prior to the Merger.
The market prices of Euronet Common Stock and CoreCard Common Stock are subject to fluctuations due both to factors affecting market prices for publicly traded equity securities generally and to factors affecting Euronet Common Stock or CoreCard Common Stock or CoreCard Common Stock in particular. Market prices of Euronet Common Stock and CoreCard Common Stock have been volatile at times in the past, and may be volatile in the future. Neither Euronet nor CoreCard is permitted to terminate the Merger Agreement or re-solicit the vote of CoreCard Stockholders solely because of changes in the market price of Euronet Common Stock or CoreCard Common Stock. Stock price changes may result from a variety of factors, including:
•	general and industry-specific market and economic conditions and changes in factors specific to each of CoreCard’s and Euronet’s business, operations and prospects;
•	regulatory and legal developments;
•	market assessments of the benefits of the Merger and the likelihood that the Merger will be completed;
•	timing of the Merger and receipt of required regulatory approvals; and
•	other factors described elsewhere in, or incorporated by reference into, this “Risk Factors” section.
The Merger is subject to conditions, including certain conditions that are beyond Euronet’s and CoreCard’s control and may not be satisfied on a timely basis or at all. Failure to complete the Merger could have material adverse effects on Euronet and CoreCard.
Completion of the Merger is subject to a number of conditions set forth in the Merger Agreement. Some of the conditions, such as adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of CoreCard Common Stock entitled to vote thereon and receipt of antitrust regulatory approvals, are beyond Euronet’s and CoreCard’s control, resulting in uncertainty as to the timing of completion of the Merger and as to whether the Merger will be completed at all. The governmental authorities from which the antitrust regulatory approvals are required may impose conditions on the completion of the Merger, require changes to the terms of the Merger Agreement, prevent the completion of the Merger or make the completion of the Merger illegal.

In addition, the Merger Agreement contains certain termination rights for both CoreCard and Euronet that, if exercised, will also result in the Merger not being completed.
As described under “—The Merger is subject to certain antitrust regulatory approvals that, if delayed, not granted or granted with burdensome or unacceptable conditions, could delay, impair or prevent completion of the Merger or result in additional costs or reduce the anticipated benefits of the Merger,” below, the completion of the Merger is subject to the expiration or termination of the applicable waiting period under the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other antitrust laws. Regulatory review under the HSR Act and other applicable antitrust regulations, if any, may result in regulatory authorities imposing conditions on the granting of such approvals. Such conditions and the process of obtaining antitrust regulatory approvals could have the effect of delaying completion of the Merger or of imposing additional costs or limitations on the combined company following the completion of the Merger, and such conditions could result in a closing condition under the Merger Agreement not being satisfied. The antitrust regulatory approvals may not be received at all, may not be received in a timely fashion, or may contain conditions on the completion of the Merger that are unacceptable to Euronet.
Euronet and CoreCard cannot assure you that the various conditions to the Closing will be satisfied or will not result in the abandonment or delay of the Merger. Any delay in completing the Merger could cause Euronet and CoreCard not to realize, or to be delayed in realizing, some or all of the benefits that Euronet and CoreCard expect to achieve if the Merger is completed within the time currently expected. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 92 of this proxy statement/prospectus for more information.
If the Merger is not completed, Euronet’s and CoreCard’s ongoing businesses could be adversely affected, and, without realizing any of the benefits of having completed the Merger, Euronet and CoreCard would be subject to a number of risks, including:
•
time and resources committed by Euronet’s and CoreCard’s management to matters relating to the Merger could otherwise have been devoted to day-to-day operations or pursuing other beneficial opportunities;

•
Euronet, CoreCard and their respective subsidiaries and/or joint ventures could experience negative reactions from their respective employees, customers, suppliers, vendors, landlords, joint venture co-members and financing sources, from other persons with whom they have important business relationships and from regulators and credit rating agencies;

•
the market price of Euronet Common Stock or CoreCard Common Stock could decline as a result, particularly if the then-current market price were elevated based on a market assumption that the Merger would be completed;

•	CoreCard could be required to pay a termination fee as required by the Merger Agreement;
•
litigation related to the failure to complete the Merger or related to any enforcement proceeding that may be commenced against Euronet or CoreCard to perform their respective obligations pursuant to the Merger Agreement; and

•
if the Merger Agreement were terminated, and CoreCard were to seek another business combination, CoreCard might not be able to negotiate or complete a transaction on terms comparable to or more attractive than the terms of the Merger Agreement.

The Merger is subject to antitrust regulatory approvals that, if delayed, not granted or granted with burdensome or unacceptable conditions, could delay, impair or prevent completion of the Merger or result in additional costs or reduce the anticipated benefits of the Merger.
The completion of the Merger was subject to all waiting periods applicable to the consummation of the Merger under the HSR Act (or any extension thereof) having expired or been terminated and all required filings having been made and all required approvals obtained (or waiting periods expired or terminated) under applicable antitrust laws.
With respect to United States antitrust and competition laws, under the HSR Act, the Merger may not be completed until Notification and Report Forms have been filed with the FTC and the DOJ and the applicable waiting period (or any extension thereof) has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of the applicable 30-day waiting period following the parties’ filing of their respective HSR Act notifications or the early termination of that waiting period, at the earliest. Euronet and

CoreCard filed an HSR Notification and Report Form with the FTC and the DOJ on August 25, 2025 and August 22, 2025, respectively. The 30-calendar-day waiting period expired September 24, 2025.
At any time before or after completion of the Merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the DOJ or the FTC could take such action under antitrust or competition laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or to terminate existing relationships and contractual rights. Under certain circumstances, private parties may also seek to take legal action against the Merger under antitrust or competition laws.
Any one of these requirements, limitations, costs, divestitures or restrictions imposed by antitrust authorities could jeopardize or delay the completion, or reduce the anticipated benefits, of the Merger. There is no assurance that Euronet and CoreCard will obtain all required regulatory consents or approvals on a timely basis, or at all. Failure to obtain the necessary consents and approvals could substantially delay or prevent the completion of the Merger, which could negatively affect both Euronet and CoreCard.
The Merger Agreement limits CoreCard’s abilities to pursue alternatives to the Merger and could discourage a potential competing acquiror or other strategic transaction partner from making a favorable alternative transaction proposal.
Under the Merger Agreement, CoreCard is required, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing Acquisition Proposals or to enter into discussions concerning, or provide information in connection with, any unsolicited alternative Acquisition Proposals. In addition, upon termination of the Merger Agreement under certain circumstances, CoreCard may be required to pay Euronet a termination fee of $7.5 million. See the sections entitled “The Merger Agreement—Non-Solicitation Covenant,” “The Merger Agreement—Changes in Board Recommendation,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee Payable by CoreCard” beginning on pages 86, 87, 94 and 95 of this proxy statement/prospectus, respectively. These provisions could discourage a potential acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of CoreCard from considering or pursuing an alternative transaction with CoreCard or proposing such a transaction, even if the potential acquirer or other strategic transaction partner were prepared to pay consideration with a higher per share cash or market value than the per share market value proposed to be received or realized in the Merger. These provisions might also result in a potential acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by CoreCard in certain circumstances. If the Merger Agreement were terminated, and CoreCard were to seek another business combination, CoreCard might not be able to negotiate or complete a transaction on terms comparable to or more attractive than the terms of the Merger Agreement.
The Merger, and uncertainty regarding the Merger, may adversely affect Euronet’s and CoreCard’s relationships with customers, vendors, suppliers, strategic partners and others and could adversely affect each company’s ability to effectively manage its respective business.
The Merger will occur only if the Merger Agreement’s conditions to the Closing are satisfied or waived. Accordingly, there may be uncertainty regarding the completion of the Merger. This uncertainty and the prospect of the Merger itself may cause customers, vendors, suppliers, strategic partners and others that deal with Euronet or CoreCard to delay or defer entering into contracts with Euronet or CoreCard or making other decisions concerning Euronet or CoreCard or to seek changes in or cancellation of existing business relationships with Euronet or CoreCard. Delays or deferrals of contracts or other decisions or changes in or cancellations of existing agreements or relationships could in some individual cases or in the aggregate have an adverse impact on the respective businesses of Euronet and CoreCard, regardless of whether the Merger is ultimately completed. See the section entitled “The Merger Agreement—Conduct of the Business by CoreCard Pending the Merger” and “The Merger Agreement—Conduct of the Business by Euronet Pending the Merger” beginning on pages 82 and 85, respectively, of this proxy statement/prospectus for more information regarding the restrictive covenants to which Euronet and CoreCard are subject.
In addition, under the terms of the Merger Agreement, CoreCard and its subsidiaries are subject to certain restrictions on the conduct of their business prior to the completion of the Merger, including being obligated to use their reasonable best efforts to conduct their business in all material respects in the ordinary course of business and being limited in their ability in certain cases to pursue certain business opportunities or acquire certain assets, which could delay or otherwise adversely affect CoreCard’s and its subsidiaries’ ability to execute certain of their business strategies or limit their ability to respond to competitive or other developments that arise prior to the completion of the Merger and could negatively affect their business and operations.
Uncertainties associated with the Merger may result in a loss of management and other key personnel of Euronet or CoreCard, which could adversely affect the future business and operations of the combined company following the Merger or the business of Euronet or CoreCard should the Merger not be completed.
Euronet and CoreCard are dependent on the experience and industry knowledge of their respective officers and other key management, technical and professional personnel to execute their business plans. The combined company’s success after the Merger will depend in part upon its ability to retain key management and other key personnel of Euronet and CoreCard. Current and prospective employees of Euronet and CoreCard may experience uncertainty about their roles within the combined company following the Merger or have other concerns regarding the timing and completion of the Merger or the operations of the combined company following the Merger, any of which may have an adverse effect on the ability of Euronet and CoreCard to retain, attract or motivate key management and other key personnel. If Euronet and CoreCard are unable to retain personnel, including key management, who are critical to the future operations of the companies, Euronet and CoreCard could face disruptions in their operations, loss of customers, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the Merger or delay the completion of the Merger.
The Merger might be completed even if material adverse changes, such as industry-wide changes or other events, subsequent to the announcement of the Merger were to occur.
Although one of the conditions to the Closing is there not having occurred any CoreCard Material Adverse Effect or Euronet Material Adverse Effect since the date of the Merger Agreement, some types of changes would not constitute a basis for the parties to refuse to complete the Merger, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of CoreCard’s financial position, results of operations and cash flows due to general economic conditions would not give Euronet the right to refuse to complete the Merger. In such a case, Euronet’s business and financial position, results of operations and cash flows after the Merger might be negatively affected as a result of the Merger.
Euronet and CoreCard are expected to incur significant transaction costs in connection with the Merger, which may be in excess of those anticipated by them.
Euronet and CoreCard have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the Merger, combining the operations of the two companies and working to achieve desired synergies, including fees paid to legal, accounting and other advisors, employee retention, severance and benefit costs, filing fees and, potentially, termination fees. These fees and costs have been, and will continue to be, substantial and, in many cases, will be borne by Euronet and CoreCard whether or not the Merger is completed, and could have an adverse effect on Euronet’s financial position, results of operations and cash flows following the completion of the Merger. The elimination of duplicative costs, as well as the realization of other potential efficiencies related to the integration of Euronet’s and CoreCard’s businesses, may not offset transaction-related costs and achieve a net benefit in the near term, or at all.
CoreCard Stockholders will not be entitled to appraisal rights in the Merger.
Appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to such stockholders in connection with the extraordinary transaction.
In accordance with Section 14-2-1302 of the Georgia Business Corporation Code, no appraisal or dissenter’s rights will be available for shares of CoreCard Common Stock issued and outstanding immediately prior to the Effective Time. See the section entitled “No Appraisal Rights” beginning on page 111 of this proxy statement/prospectus for more information.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which CoreCard or any of its subsidiaries or joint ventures is a party.
The completion of the Merger may trigger change in control or other provisions in certain agreements to which CoreCard or any of its subsidiaries or joint ventures is a party. If CoreCard, its subsidiaries or its joint ventures, as applicable, are unable to negotiate modifications, consents or waivers of those provisions, following completion of the Merger, the counterparties may exercise their rights and remedies under such agreements, potentially terminate such agreements or seek monetary damages. Even if CoreCard, its subsidiaries or its joint ventures, as applicable, are able to negotiate modifications, consents or waivers, the counterparties may require a fee for such modifications, consents or waivers or seek to renegotiate such agreements on terms less favorable to CoreCard or the applicable subsidiary or joint venture.
Euronet and CoreCard may be a target of securities class action and derivative lawsuits, which could result in substantial costs and could delay or prevent the completion of the Merger.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition or merger agreements. As of the date of this proxy statement/prospectus, no lawsuit challenging the Merger has been filed on behalf of a purported CoreCard Stockholder. Even if such lawsuits are without merit, defending against, settling or otherwise resolving these claims can result in substantial costs, including costs associated with indemnification of directors and officers, and divert management time and resources. An adverse judgment in any such litigation could result in monetary damages, which could have a negative impact on Euronet’s and CoreCard’s respective liquidity and financial condition. Additionally, if a plaintiff were successful in obtaining an injunction prohibiting completion of the Merger, that injunction could delay or prevent the Merger from being completed, which could adversely affect Euronet’s and CoreCard’s businesses, financial position, results of operations and cash flows, as described above under “—The Merger is subject to conditions, including certain conditions that are beyond Euronet’s and CoreCard’s control and may not be satisfied on a timely basis or at all. Failure to complete the Merger could have material adverse effects on Euronet and CoreCard.”
Current Euronet Stockholders and current CoreCard Stockholders will have a reduced share of ownership in the combined company.
If the Euronet Stock Price were equal to the closing price of Euronet Common Stock on Nasdaq on September 25, 2025, the last trading day before the date of this proxy statement/prospectus, each share of CoreCard Common Stock would be converted into 0.3142 shares of Euronet Common Stock. At this Exchange Ratio, it is estimated that, immediately after completion of the Merger, Euronet Stockholders as of immediately prior to the Merger would hold approximately 93.9% and CoreCard Stockholders as of immediately prior to the Merger (disregarding any shares of Euronet Common Stock held by CoreCard Stockholders immediately prior to the Merger) would hold approximately 6.1% of the outstanding shares of Euronet Common Stock, each on a fully diluted basis. As a result, Euronet Stockholders and CoreCard Stockholders will have a reduced share of ownership and voting interests, resulting in less influence on the policies of the combined company than they currently have on the policies of Euronet and CoreCard, respectively. In addition, Euronet may from time to time engage in issuances of equity or equity-linked securities, which would result in additional dilution.
The exact equity stake of CoreCard Stockholders in Euronet immediately following the completion of the Merger will depend on the number of shares of Euronet Common Stock and shares of CoreCard Common Stock issued and outstanding immediately prior to the Effective Time. The issuance of these new shares could have the effect of depressing the market price of Euronet Common Stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Euronet’s earnings per share could cause the price of Euronet Common Stock to decline or to increase at a reduced rate.

CoreCard’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of CoreCard Stockholders generally.
In considering the recommendation of the CoreCard Board that CoreCard Stockholders vote in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal, CoreCard Stockholders should be aware of the fact that, aside from their interests as CoreCard Stockholders, certain CoreCard directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of CoreCard Stockholders generally. These interests include:
•	rights to continuing indemnification and directors’ and officers’ liability insurance; and
•
at the Effective Time, each CoreCard equity award held by a director or executive officer will receive the treatment described in the section entitled “The Merger Agreement—Treatment of CoreCard Equity Awards” beginning on page 78 of this proxy statement/prospectus.

See the section entitled “The Merger—Interests of Certain CoreCard Directors and Executive Officers in the Merger” beginning on page 69 of this proxy statement/prospectus for a more detailed description of the interests of CoreCard’s directors and executive officers. The CoreCard Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement, the Merger and the other Merger Agreement Transactions, in approving the Merger and in recommending that CoreCard Stockholders approve the Merger Agreement Proposal.
Euronet and CoreCard may waive one or more of the conditions to the Closing without resoliciting stockholder approval of the Merger Agreement Proposal and may terminate the Merger Agreement even if it has been adopted by CoreCard Stockholders.
Certain conditions to the Closing may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Euronet and CoreCard if the condition is a condition to both parties’ obligation to complete the Merger or by the party for which such condition is a condition of its obligation to complete the Merger. If either party determines to waive any of the conditions to the Closing, such decision may have an adverse effect on Euronet, CoreCard and/or their respective stockholders. For example, if Euronet waives the condition regarding the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of CoreCard contained in the Merger Agreement or the condition regarding the absence of a Material Adverse Effect, or if CoreCard waives the condition regarding the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of Euronet and Merger Sub contained in the Merger Agreement or the condition regarding the absence of a Euronet Material Adverse Effect, then the value of the Merger Consideration Shares could be materially diminished.
In addition, Euronet and CoreCard can agree to terminate the Merger Agreement even if CoreCard Stockholders have already voted to adopt the Merger Agreement.
Recent rulings from the U.S. Supreme Court could result in material changes to tax regulatory authority and administrative interpretations of established rules.
The Supreme Court's decision in Loper Bright Enterprises v. Raimondo could significantly impact the Treasury Department's (“Treasury”) and Internal Revenue Service’s (“IRS”) authority to interpret Code and issue tax regulations. This may affect:
•	the validity and enforceability of existing Treasury Regulations, particularly where Congressional authorization is not explicit;
•	the deference courts give to IRS interpretations, revenue rulings, notices, and other administrative guidance;
•	treatment of tax positions previously taken based on Treasury Regulations or IRS guidance;
•	the IRS's ability to adopt new interpretations or create new rules without specific statutory authorization;
•	the continued validity of tax planning strategies that rely on Treasury Regulations; and
•	the level of certainty available through IRS private letter rulings and other administrative determinations.
Any judicial reexamination of Treasury and IRS authority could result in increased tax uncertainty and compliance costs, the need to reevaluate and potentially restructure existing arrangements, greater risk of challenge to tax positions based on regulatory interpretations, reduced availability of administrative guidance and different courts reaching inconsistent conclusions about regulatory validity.
Any such changes could materially affect our intended tax treatment described hereunder.
Risks Related to Euronet After Completion of the Merger
The market price for Euronet Common Stock following the Closing may be affected by factors different from those that historically have affected or currently affect Euronet Common Stock and CoreCard Common Stock.
Following the Merger, Euronet Stockholders and former CoreCard Stockholders will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Euronet’s financial position after the Merger may differ from its financial position before the Merger, and the financial position, results of operations and cash flows of the combined company may be affected by factors that are different from those currently or historically affecting the results of operations of Euronet and those currently or historically affecting the results of operations of CoreCard. Accordingly, the market price and performance of Euronet Common Stock is likely to be different from the performance of Euronet Common Stock or CoreCard Common Stock in the absence of the Merger, which may adversely affect the value of a CoreCard Stockholder’s investment following completion of the Merger, regardless of the combined company’s actual operating performance.
Following completion of the Merger, the market price of Euronet Common Stock may be volatile, and holders of Euronet Common Stock could lose a significant portion of their investment due to drops in the market price of Euronet Common Stock following completion of the Merger.
Following the Merger, the market price of Euronet Common Stock may be volatile, and stockholders may not be able to resell their shares of Euronet Common Stock at or above the price at which they acquired their shares pursuant to the Merger Agreement or otherwise due to fluctuations in its market price, including changes in price caused by factors unrelated to Euronet’s performance or prospects.
Specific factors that may have a significant effect on the market price of Euronet Common Stock include:
•	the risk of rating agency actions and the Company’s ability to access short- and long-term debt markets on a timely and affordable basis;
•	conditions in world financial markets and general economic conditions, including impacts from pandemics, inflation and tariffs;
•	the war in the Ukraine and the related economic sanctions;
•	military conflicts in the Middle East;
•	Euronet’s ability to successfully integrate any acquired operations;
•	economic conditions in specific countries and regions;
•	technological developments affecting the market for Euronet’s products and services;
•	Euronet’s ability to successfully introduce new products and services;
•	foreign currency exchange rate fluctuations;
•	the effects of any breach of Euronet’s computer systems or those of its customers or vendors, including its financial processing networks or those of other third parties;
•	interruptions in any of Euronet’s systems or those of its vendors or other third parties;
•	Euronet’s ability to renew existing contracts at profitable rates;
•	changes in fees payable for transactions performed for cards bearing international logos or over switching networks such as card transactions on ATMs;
•	Euronet’s ability to comply with increasingly stringent regulatory requirements, including anti-money laundering, anti-terrorism, anti-bribery, consumer and data protection and privacy;
•	changes in laws and regulations affecting our business, including tax and immigration laws (including the OBBBA) and any laws regulating payments, including dynamic currency conversion transactions;

•	changes in Euronet’s relationships with, or in fees charged by, its business partners;
•	competition;
•	the outcome of claims and other loss contingencies affecting Euronet;
•	the cost of borrowing (including fluctuations in interest rates), availability of credit and terms of and compliance with debt covenants; and
•	renewal of sources of funding as they expire and the availability of replacement funding.
Also, Euronet Stockholders and CoreCard Stockholders may not wish to continue to invest in the combined company or may wish to reduce their investment in the combined company, including in order to comply with institutional investing guidelines, to increase diversification, to track any rebalancing of stock indices in which Euronet Common Stock is included, to respond to the risk profile of the combined company or to realize a gain. If large amounts of Euronet Common Stock are sold, the price of Euronet Common Stock could decline.
If the Merger is completed, Euronet may not achieve the anticipated benefits of the Merger, including anticipated synergies.
There can be no assurance that Euronet will be able to successfully integrate CoreCard, and the anticipated benefits of the Merger, including the anticipated operational and other synergies between the companies, may not be realized fully or at all or may take longer to realize than expected or may have unanticipated adverse results. Anticipated benefits are based on expectations about the future that are subject to change (such as assumptions about Euronet’s future operational plans which have not yet been developed and which may vary from past experiences operating the same assets or recent experiences operating in the same areas). If Euronet is not able to realize the anticipated benefits expected from the Merger within the anticipated timing or at all, Euronet’s business, financial position, results of operations and cash flows may be adversely affected, Euronet’s earnings per share may be diluted, the accretive effect of the Merger may decrease or be delayed and the market price of Euronet Common Stock may be negatively impacted.
The integration of the two companies will require significant time and focus from management following the Merger and could result in performance shortfalls as a result of the diversion of management’s attention to such integration efforts. Difficulties in integrating CoreCard into Euronet may result in the combined company performing differently than expected, in operational challenges or in the failure to realize anticipated benefits, including anticipated operational and other synergies between the two companies, in whole or in part, on the anticipated timeline or at all. Potential difficulties that may be encountered in the integration process include:
•	complexities associated with managing a larger, more complex, integrated business;
•	potential unknown liabilities and unforeseen expenses associated with CoreCard and its integration into Euronet;
•	potential unknowns with respect to future operational plans; and
•	inconsistencies between the two company’s standards, controls, procedures and policies.
In addition, Euronet’s business may be negatively impacted following the Merger if it is unable to effectively manage the expanded operations of the combined company. Actual growth and any potential cost savings, if achieved, may be lower than what Euronet and CoreCard expect and may take longer to achieve than anticipated. If Euronet and CoreCard are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.
Euronet and CoreCard, including their respective subsidiaries, have operated and, until the completion of the Merger, will continue to operate independently. It is possible that the pendency of the Merger, as well as the integration process, could result in the loss of key personnel, the loss of customers, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs, an overall post-completion integration process that takes longer than originally anticipated, as well as the disruption of each company’s ongoing businesses. Any or all of those occurrences could adversely affect the combined company’s operations, including the ability to maintain relationships with customers and employees prior to, or after, the Merger or to achieve the anticipated benefits of the Merger.

The combined company may not be able to retain Euronet and CoreCard’s existing customers, which could have an adverse effect on the combined company’s business and operations, and third parties may terminate or alter existing contracts or relationships with Euronet or CoreCard.
As a result of the Merger, the combined company may experience impacts on relationships with customers that may harm the combined company’s business, financial position, results of operations and cash flows. Certain customers may seek to terminate or modify contractual obligations following the Merger, whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the Merger. If any customers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business, financial position, results of operations and cash flows may be harmed.
Euronet and CoreCard also have contracts with landlords, licensors and other business partners which may require Euronet or CoreCard, as applicable, to obtain consent from these other parties in connection with the Merger, or which may otherwise contain limitations applicable to such contracts following the Merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom Euronet or CoreCard currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Merger or by a termination of the Merger Agreement.
The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business, financial position, results of operations and cash flows.
The combined company may be exposed to increased litigation from stockholders, customers, suppliers, distributors and other third parties due to the combination of Euronet’s and CoreCard’s businesses following the Merger. Such litigation may have an adverse impact on the combined company’s business, financial position, results of operations and cash flows, or may cause disruptions to the combined company’s operations.
The financial forecasts are based on various assumptions that may not be realized.
The unaudited prospective financial information set forth in the forecasts included under the section entitled “The Merger—CoreCard Unaudited Forecasted Financial Information” beginning on page 58 of this proxy statement/prospectus was prepared solely for internal use and is subjective in many respects. CoreCard’s prospective financial information was based solely upon assumptions of, and information available to, CoreCard’s management when prepared. These estimates and assumptions are subject to uncertainties, many of which are beyond CoreCard’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 20 of this proxy statement/prospectus will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Euronet’s and CoreCard’s estimates. In view of these uncertainties, the inclusion of prospective financial information in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.
The unaudited prospective financial information set forth in the forecasts included under the section entitled “The Merger—CoreCard Unaudited Forecasted Financial Information” beginning on page 58 of this proxy statement/prospectus was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Euronet nor CoreCard undertakes any obligation, other than as required by applicable law, to update, correct or otherwise revise the unaudited prospective financial information included in this proxy statement/prospectus to reflect events or circumstances after the date such prospective financial information was prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances, even in the event that any or all of the assumptions underlying any such prospective financial information are no longer appropriate (even in the short term).
The unaudited prospective financial information of CoreCard included in this proxy statement/prospectus has been prepared by, and is the responsibility of, the management of CoreCard. Nichols, Cauley & Associates, LLC has

not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information, and accordingly, Nichols, Cauley & Associates, LLC does not express an opinion or any other form of assurance with respect thereto. The reports of Nichols, Cauley & Associates, LLC with respect to CoreCard incorporated by reference in this proxy statement/prospectus relate to the previously issued financial statements of CoreCard. These reports do not extend to CoreCard’s unaudited prospective financial information and should not be read to do so. Neither Euronet’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. See the section entitled “The Merger—CoreCard Unaudited Forecasted Financial Information” beginning on page 58 of this proxy statement/prospectus for more information.
After the Merger is completed, CoreCard Stockholders will have their rights as stockholders governed by Euronet’s organizational documents.
Upon completion of the Merger, CoreCard Stockholders will no longer be stockholders to CoreCard, but will instead become Euronet Stockholders. Former CoreCard Stockholders will instead have rights as Euronet Stockholders that differ from the rights they had as CoreCard Stockholders before the Merger. For a detailed comparison of the rights of Euronet Stockholders to the rights of CoreCard Stockholders, see the section entitled “Comparison of Stockholder Rights” beginning on page 102 of this proxy statement/prospectus.
Other Risk Factors Related to Euronet and CoreCard
Euronet’s and CoreCard’s businesses are and will be subject to the risks described above, as applicable. Euronet is, and will continue to be, subject to the risks described above and in Euronet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. In addition, CoreCard is, and will continue to be, subject to the risks described above and in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in CoreCard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as updated by Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations in subsequent Quarterly Reports on Form 10-Q and in Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

THE SPECIAL MEETING
Date, Time and Place of the Special Meeting
The Special Meeting will be held at CoreCard’s principal executive offices located at One Meca Way, Norcross, Georgia 30093, on October 28, 2025, at 9:30 a.m. Eastern Time.
Attending the Special Meeting
You will be able to attend the Special Meeting in person at CoreCard’s principal executive offices located at One Meca Way, Norcross, Georgia 30093. You will be admitted to the Special Meeting only if you were a CoreCard Stockholder as of the Record Date, or you hold a valid proxy for the Special Meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, then your name will be verified against the list of stockholders of record prior to admittance to the Special Meeting. If you are not a stockholder of record but hold shares through a broker, trustee or nominee, then you will need to provide proof of beneficial ownership on the record date, such as your most recent account statement.
If you are a stockholder of record, even if you plan to attend the Special Meeting, we encourage you to complete, sign, date and return the enclosed proxy card or vote via telephone or Internet to ensure that your shares of CoreCard Common Stock will be represented at the Special Meeting. If you attend the Special Meeting and vote in person, your vote will revoke any proxy previously submitted or vote submitted via telephone or Internet. If you are a beneficial owner and hold your shares of CoreCard Common Stock in “street name” through a broker, bank or nominee, you should instruct your broker, bank or nominee on how you wish to vote your shares of CoreCard Common Stock using the instructions provided by your broker, bank or nominee. Your broker, bank or nominee cannot vote on any of the proposals, including the Merger Agreement Proposal, without your instructions.
Purpose of the Special Meeting
At the Special Meeting, CoreCard Stockholders will be asked to consider and vote on (1) the Merger Agreement Proposal, (2) the Advisory Compensation Proposal and (3) the Adjournment Proposal.
The approval of the Merger Agreement Proposal is a condition to the Closing under the Merger Agreement. If CoreCard Stockholders fail to approve the Merger Agreement Proposal, the Merger will not occur. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus, and you are encouraged to read the Merger Agreement carefully and in its entirety. For a detailed discussion of the conditions to the Closing under the Merger Agreement, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 92 of this proxy statement/prospectus.
Recommendation of the CoreCard Board
The CoreCard Board has unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (b) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of CoreCard and its stockholders, (c) resolved to recommend adoption of the Merger Agreement by the stockholders entitled to vote thereon and (d) directed that the Merger Agreement be submitted to stockholders of CoreCard for adoption at a meeting of stockholders of CoreCard to be held to consider the adoption of the Merger Agreement. Accordingly, the CoreCard Board unanimously recommends that the CoreCard Stockholders vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.
For additional information on the recommendation of the CoreCard Board, see the section entitled “The Merger—Recommendation of the CoreCard Board and Its Reasons for the Merger” beginning on page 54 of this proxy statement/prospectus.
Record Date, Outstanding Shares, Stockholders Entitled to Vote and Voting Rights
Only CoreCard Stockholders who held shares of CoreCard Common Stock of record on the Record Date, which is the close of business on September 18, 2025, are entitled to receive notice of, and to vote the shares of CoreCard Common Stock they held on the Record Date at, the Special Meeting. As of the Record Date, 7,792,382 shares of CoreCard Common Stock were outstanding and entitled to be voted at the Special Meeting. Each outstanding share of CoreCard Common Stock entitles its holder of record to one vote on each matter considered at the Special Meeting.

CoreCard Stockholders whose shares are registered directly in their name with CoreCard’s transfer agent, Equinity Trust Company, LLC, are considered the stockholder of record of those shares. The proxy materials for the Special Meeting will be sent directly to these CoreCard Stockholders by CoreCard. CoreCard Stockholders whose shares are held through a bank, broker or other nominee are considered the beneficial owner of the shares of CoreCard Common Stock held in “street name.” In that case, the proxy materials for the Special Meeting have been forwarded to the stockholders by the stockholders’ bank, broker or other nominee that is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, stockholders have the right to direct their bank, broker or other nominee how to vote their shares by following their instructions for voting, and they are also invited to attend the Special Meeting. See “—Attending the Special Meeting” above and “—How to Vote” below.
Voting by CoreCard’s Directors and Executive Officers
As of the Record Date, CoreCard’s directors and executive officers and their affiliates beneficially owned and were entitled to vote, in the aggregate, 1,363,300 shares of CoreCard Common Stock, representing approximately 17.5% of the shares of CoreCard Common Stock outstanding as of the Record Date. CoreCard currently expects its directors and executive officers to vote their shares of CoreCard Common Stock in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal, although none of the directors and executive officers is obligated to do so.
Quorum, Abstentions and Broker Non-Votes
For business to be conducted at the Special Meeting, a quorum must be present. The presence, in person or by proxy, of CoreCard Stockholders entitled to cast at least a majority of the votes which all CoreCard Stockholders are entitled to vote upon a matter at the Special Meeting constitutes a quorum for the transaction of business on such matter at the Special Meeting.
As of the Record Date, 7,792,382 shares of CoreCard Common Stock were outstanding and entitled to be voted at the Special Meeting; accordingly, the presence, in person or by proxy, at the Special Meeting of at least 3,896,191 shares of CoreCard Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum.
Shares for which a CoreCard Stockholder directs an “abstention” from voting will be counted for purposes of determining the presence of a quorum for the transaction of business at the Special Meeting. An abstention will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.
Banks, brokers and other nominees that hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees that hold shares in street name for a beneficial owner of those shares are not allowed to exercise voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. “Broker non-votes” occur when shares held in street name are present at a stockholder meeting at which at least one item of business is a routine proposal, but the bank, broker or other nominee is not instructed by the beneficial owner of those shares to vote on a particular proposal for which the bank, broker or other nominee does not have discretionary voting power. Under applicable rules, each of the proposals to be voted on at the Special Meeting will be “non-routine,” and therefore, it is expected that there will be no broker non-votes at the Special Meeting. Accordingly, if you are a CoreCard Stockholder that beneficially owns shares of CoreCard Common Stock held in street name, and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may not vote your shares on the Merger Agreement Proposal, the Advisory Compensation Proposal or the Adjournment Proposal, and your shares will not be considered present and entitled to vote at the Special Meeting for the purpose of determining whether a quorum is present at the Special Meeting. A broker non-vote, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.
Vote Required
Proposal 1: Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CoreCard Common Stock entitled to vote thereon. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Merger Agreement Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Proposal 2: Approval of the Advisory Compensation Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the Advisory Compensation Proposal, assuming a quorum is present. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Advisory Compensation Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have no effect on the Advisory Compensation Proposal, assuming a quorum is present.
Proposal 3: Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the Adjournment Proposal, assuming a quorum is present. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Adjournment Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have no effect on the Adjournment Proposal, assuming a quorum is present.
The approval of the Merger Agreement Proposal is a condition to the Closing under the Merger Agreement. If CoreCard Stockholders fail to approve the Merger Agreement Proposal, the Merger will not occur.
Approval of the Advisory Compensation Proposal and approval of the Adjournment Proposal are not conditions to the Closing. The vote on each proposal is a vote separate and apart from the other proposals. Accordingly, CoreCard Stockholders may vote in favor of one or more of the proposals and vote not to approve the other proposal(s). Because the vote on the Advisory Compensation Proposal is advisory only, it will not be binding on either CoreCard or Euronet. Accordingly, if the Merger Agreement Proposal is approved and the Merger is completed, the Merger-related compensation will be payable to CoreCard’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the Advisory Compensation Proposal.
How to Vote
CoreCard Stockholders of Record
CoreCard Stockholders of record may vote their shares (i) by proxy via the Internet, (ii) by proxy over the telephone, (iii) by proxy using a proxy card or (iv) at the Special Meeting in person as follows:
•	Internet: To vote via the Internet, follow the instructions on the enclosed proxy card. To be counted, your Internet vote must be received by 11:59 p.m. Eastern Time, on October 27, 2025.
•
Telephone: To vote by telephone, follow the instructions for telephone voting by dialing the toll-free number listed on the enclosed proxy card. To be counted, your telephone vote must be received by 11:59 p.m. Eastern Time, on October 27, 2025.

•
Mail: To vote using the proxy card, simply complete, sign and date the enclosed proxy card as outlined in the instructions on the enclosed proxy card and return it promptly in the postage-prepaid envelope provided. If you misplace the postage-prepaid envelope, please mail your completed proxy card to the address shown on your proxy card. If you return your signed proxy card to CoreCard before the Special Meeting, your shares will be voted as you direct.

•	At the Special Meeting: To vote at the Special Meeting, attend the Special Meeting and vote in person. See “—Attending the Special Meeting” above.
Whether or not you plan to attend the Special Meeting in person, please vote by proxy to ensure your vote is counted. You may still attend the Special Meeting and vote at the Special Meeting in person, even if you have already voted by proxy. Any vote you cast at the Special Meeting in person will supersede any previous votes that you may have submitted.
If CoreCard Stockholders have timely and properly submitted their proxy, clearly indicated their vote and have not revoked their proxy, then their CoreCard Common Stock will be voted as indicated. If CoreCard Stockholders have timely and properly submitted their proxy but have not clearly indicated their vote, then their CoreCard Common Stock will be voted in accordance with the recommendations of the CoreCard Board. The CoreCard Board recommends that holders of CoreCard Common Stock vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.
Beneficial Owners of CoreCard Common Stock Held in “Street Name”
If your shares of CoreCard Common Stock are held in “street name” in a stock brokerage account or by a bank, broker or other nominee, you should receive a voting instruction form from your bank, broker or other nominee seeking instruction from you as to how your shares should be voted. CoreCard Stockholders may not vote CoreCard

Common Stock held in “street name” by returning a proxy card directly to CoreCard. To vote at the Special Meeting, attend the Special Meeting and vote in person, see “—Attending the Special Meeting” above.
Revocation of Proxies and Changes to a CoreCard Stockholder’s Vote
If you are a CoreCard Stockholder of record who has given a proxy, you may revoke your proxy prior to its exercise at the Special Meeting by:
•	voting again by properly submitting a revised proxy card or voting by Internet or telephone, as applicable, on a date later than your prior proxy;
•
sending a written notice of revocation to CoreCard at One Meca Way, Norcross, Georgia 30093, Attention: Corporate Secretary, which must be received prior to 11:59 p.m. Eastern Time, on October 27, 2025; or

•
attending the Special Meeting and voting in person during the Special Meeting, although attendance at the Special Meeting alone is not sufficient to revoke a prior properly submitted proxy. See “—Attending the Special Meeting,” above.

If you are a beneficial owner of CoreCard Common Stock held through a bank, broker or other nominee, you must follow the specific instructions provided to you by your bank, broker or other nominee to change or revoke any instructions you have already given to your bank, broker or other nominee. You may also change your vote by attending the Special Meeting and voting in person during the Special Meeting. See “—Attending the Special Meeting” above.
It is important that you vote your shares of CoreCard Common Stock promptly. Whether or not you plan to attend the Special Meeting, (i) if you are a CoreCard Stockholder of record, please follow the instructions on the proxy card to vote by Internet or telephone as promptly as possible, or promptly complete, date, sign and return the enclosed proxy card in the postage-prepaid envelope, or (ii) if you are a beneficial owner of CoreCard Common Stock held through a bank, broker or other nominee, please follow the voting instructions provided by such bank, broker or other nominee.
Inspector of Election
CoreCard has appointed an agent of Broadridge to serve as inspector of election for the Special Meeting. The inspector of election will independently tabulate affirmative and negative votes and abstentions and broker non-votes, if any.
Solicitation of Proxies
CoreCard and the CoreCard Board are soliciting CoreCard Stockholders’ proxies in connection with the Special Meeting, and CoreCard will bear the cost of soliciting such proxies. Proxies in connection with the Special Meeting may be solicited by officers, directors and regular supervisory and executive employees of CoreCard, none of whom will receive any additional compensation for such solicitation. CoreCard has retained D.F. King as proxy solicitor to assist with the solicitation of proxies in connection with the Special Meeting, for which CoreCard estimates it will pay D. F. King a fee of $20,000 plus reasonable out-of-pocket costs and expenses. Proxies in connection with the Special Meeting may be solicited in person, by mail, by telephone, by facsimile, by messenger, via the Internet or by other means of communication, including electronic communication. CoreCard will supply banks, brokers and other nominees that hold shares of CoreCard Common Stock of record for beneficial owners with copies of proxy soliciting material in connection with the Special Meeting to be sent to such beneficial owners, in which case these parties will be reimbursed by CoreCard for their reasonable expenses for completing the sending of such material to beneficial owners.
Adjournment
Although it is not currently expected, and subject to the restrictions in the Merger Agreement described in the following paragraph, the Special Meeting may be adjourned on one or more occasions for the purpose of soliciting additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Merger Agreement Proposal, if necessary to ensure that any legally required supplement or amendment to this proxy statement/prospectus is provided to and reviewed by the CoreCard Stockholders in advance of the Special Meeting, if required by a court or if a quorum is not present at the Special Meeting. The adjourned meeting may take place without further notice other than by an announcement made at the Special Meeting, unless the adjournment is for more than 30 days or, after the adjournment, the CoreCard Board fixes a new record date for determining the CoreCard Stockholders entitled to vote at the meeting.
Under the terms of the Merger Agreement, the Special Meeting may not be postponed or adjourned by CoreCard without Euronet’s prior written consent, unless CoreCard or Euronet reasonably determines, in good faith, that CoreCard Stockholder Approval is unlikely to be obtained at the Special Meeting, including due to an absence of a quorum, in which case, either CoreCard or Euronet may, on no more than two occasions and prior to the vote contemplated having been taken, have the right to require a postponement or adjournment of the Special Meeting for the purpose of soliciting additional votes in favor of the Merger Agreement, provided that no such adjournment or postponement shall delay the Special Meeting by more than seven days from the prior-scheduled date or to a date on or after the fifth business day preceding the Outside Date. Notwithstanding the foregoing, CoreCard may, without Euronet’s prior consent, postpone or adjourn the Special Meeting by no more than 10 days beyond the originally scheduled date if (i) CoreCard is required to postpone or adjourn the Special Meeting by applicable law or (ii) the CoreCard Board or any authorized committee thereof determines in good faith (after consultation with outside legal counsel) that it is reasonably necessary or appropriate to postpone or adjourn the Special Meeting in order to give CoreCard Stockholders sufficient time to evaluate any information or disclosure CoreCard has sent or otherwise made available to CoreCard Stockholders (including in connection with any Change of Recommendation) (in each case so long as any such information or disclosure was made in compliance with the Merger Agreement).
CoreCard Stockholders may be asked to vote to approve the Adjournment Proposal if there are not sufficient votes cast at the Special Meeting to approve the Merger Agreement Proposal. Regardless of the results of voting for the Adjournment Proposal, under Section 14-2-729 of the GBCC, any meeting of stockholders may be adjourned from time to time for any reason, whether or not a quorum is present.
Any adjournment of the Special Meeting for the purpose of soliciting additional proxies would allow CoreCard Stockholders who have already submitted their proxies to revoke them at any time prior to their use at the Special Meeting, as adjourned.
Unless the Merger Agreement has been terminated in accordance with its terms, CoreCard must hold the Special Meeting and submit the Merger Agreement to the CoreCard Stockholders for a vote on the adoption thereof.
Questions and Additional Information
You should carefully read the entire proxy statement/prospectus, including its annexes and information incorporated by reference. You may also wish to consult your legal, tax and/or financial advisors with respect to any aspect of the Merger, the Merger Agreement or other matters discussed in this proxy statement/prospectus.
If you have questions about the matters to be voted on at the Special Meeting, would like additional copies of this proxy statement/prospectus or need help voting your shares of CoreCard Common Stock, please contact CoreCard’s proxy solicitor:
D. F. King & Co., Inc.
28 Liberty Street, Floor 53
New York, NY 10005
Stockholders, please call toll-free: (800) 820-2415
Banks and Brokerage Firms, please call: (212) 257-2075
Email: CCRD@dfking.com

PROPOSAL 1 – THE MERGER AGREEMENT PROPOSAL
This proxy statement/prospectus is being furnished to CoreCard Stockholders as part of the solicitation of proxies by the CoreCard Board for use at the Special Meeting to consider and vote on the Merger Agreement Proposal, which is a proposal to adopt the Merger Agreement. For a detailed discussion of the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference, see the section entitled “The Merger Agreement” beginning on page 76 of this proxy statement/prospectus.
Approval of the Merger Agreement Proposal is a condition to the Closing under the Merger Agreement. If CoreCard Stockholders fail to approve the Merger Agreement Proposal, the Merger will not occur.
Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CoreCard Common Stock entitled to vote thereon. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Merger Agreement Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.
THE CORECARD BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” THE MERGER AGREEMENT PROPOSAL.

PROPOSAL 2 – ADVISORY COMPENSATION PROPOSAL
This proxy statement/prospectus is being furnished to CoreCard Stockholders as part of the solicitation of proxies by the CoreCard Board for use at the Special Meeting to consider and vote on the Advisory Compensation Proposal. As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, CoreCard is required to provide its stockholders the opportunity to vote to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to CoreCard’s named executive officers that is based on or otherwise relates to the Merger, as described in the section entitled “The Merger—Interests of Certain CoreCard Directors and Executive Officers in the Merger” beginning on page 69 of this proxy statement/prospectus (including the disclosure under the section entitled “—Quantification of Potential Payments and Benefits to CoreCard’s Named Executive Officers” beginning on page 70 of this proxy statement/prospectus and the related tables and associated narrative discussion and descriptions of the agreements or understandings pursuant to which such compensation may be paid or become payable). Accordingly, CoreCard Stockholders are being provided the opportunity to cast an advisory vote on such payments by voting on the Advisory Compensation Proposal.
Because the vote on the Advisory Compensation Proposal is advisory only, the outcome of the vote on the Advisory Compensation Proposal is not binding upon CoreCard, the CoreCard Board, Euronet, or the Euronet Board. Approval by CoreCard Stockholders of the Advisory Compensation Proposal is not a condition to completion of the Merger and is a vote separate and apart from the vote to approve the Merger Agreement Proposal. Accordingly, a CoreCard Stockholder may vote to approve the Advisory Compensation Proposal and vote not to approve the Merger Agreement Proposal and vice versa. Because the executive compensation to be paid in connection with the Merger is based on the terms of the Merger Agreement and the applicable contractual arrangements with CoreCard’s named executive officers, such compensation will be payable, regardless of the outcome of the advisory vote on the Advisory Compensation Proposal, only if the Merger Agreement Proposal is approved (subject only to the contractual conditions applicable thereto).
Accordingly, CoreCard Stockholders are being asked to vote on an advisory (non-binding) basis on the following resolution:
RESOLVED, that the stockholders of CoreCard Corporation approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of CoreCard Corporation that is based on or otherwise relates to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the section entitled “The Merger—Interests of Certain CoreCard Directors and Executive Officers in the Merger” beginning on page 69 of the proxy statement/prospectus of CoreCard Corporation and Euronet Worldwide Inc. with respect to the special meeting of CoreCard Corporation stockholders to be held on 0, 2025 (including the disclosure under the section entitled “—Quantification of Potential Payments and Benefits to CoreCard Named Executive Officers” beginning on page 70 of such proxy statement/prospectus and the related tables and associated narrative discussion and descriptions of the agreements or understandings pursuant to which such compensation may be paid or become payable).
Approval of the Advisory Compensation Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the Advisory Compensation Proposal, assuming a quorum is present. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Advisory Compensation Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have no effect on the Advisory Compensation Proposal, assuming a quorum is present.
THE CORECARD BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” THE ADVISORY COMPENSATION PROPOSAL.

PROPOSAL 3 – THE ADJOURNMENT PROPOSAL
This proxy statement/prospectus is being furnished to CoreCard Stockholders as part of the solicitation of proxies by the CoreCard Board for use at the Special Meeting to consider and vote on the Adjournment Proposal, a proposal to approve one or more adjournments of the Special Meeting, if necessary or appropriate, to permit solicitation of additional votes or proxies if there are not sufficient votes to approve the Merger Agreement Proposal.
The Adjournment Proposal will be presented at the Special Meeting only if there are not sufficient votes to approve the Merger Agreement Proposal. If CoreCard Stockholders approve the Adjournment Proposal, CoreCard could adjourn the Special Meeting and any adjourned session of the Special Meeting (subject to the terms and conditions of the Merger Agreement as described in the section entitled “The Special Meeting—Adjournment” beginning on page 35 of this proxy statement/prospectus) and use the additional time to solicit additional proxies, including the solicitation of proxies from CoreCard Stockholders who have previously voted. Any adjournment of the Special Meeting for the purpose of soliciting additional proxies would allow CoreCard Stockholders who have already submitted their proxies to revoke them at any time prior to their use at the Special Meeting, as adjourned. Regardless of the results of voting for the Adjournment Proposal, under the GBCC, any meeting of stockholders may be adjourned from time to time for any reason, whether or not a quorum is present.
Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the Adjournment Proposal, assuming a quorum is present. You may vote “FOR,” “AGAINST” or “ABSTAIN” on the Adjournment Proposal. A failure to vote, an abstention or a broker non-vote, if any, will have no effect on the Adjournment Proposal, assuming a quorum is present.
THE CORECARD BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” THE ADJOURNMENT PROPOSAL.

THE MERGER
This section of the proxy statement/prospectus describes the material aspects of the proposed Merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the full text of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the proposed Merger and the transactions related thereto.
Parties to the Merger
Euronet Worldwide, Inc.
Euronet is a leading electronic payments provider. Euronet offers payment and transaction processing and distribution solutions to financial institutions, retailers, service providers and individual consumers. Euronet’s primary product offerings include comprehensive automated teller machine (“ATM”), point-of-sale, card outsourcing, card issuing and merchant acquiring services, software solutions, electronic distribution of prepaid mobile airtime and other electronic payment products, foreign currency exchange services and global money transfer services.
Euronet was established in 1994 as Euronet Bank Access Kft., a Hungarian limited liability company. Euronet was reorganized in March 1997, in connection with its initial public offering, and at that time, our operating entities became wholly owned subsidiaries of Euronet Services, Inc., a Delaware corporation. Euronet’s common stock is listed and traded on the Nasdaq under the symbol “EEFT” and its principal executive offices are located at 11400 Tomahawk Creek Parkway, Suite 300, Leawood, Kansas 66211; its telephone number at that location is (913) 327-4200.
Genesis Merger Sub Inc.
Merger Sub is a wholly owned subsidiary of Euronet and was formed solely for the purpose of effecting the Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CoreCard, with CoreCard surviving as a wholly owned subsidiary of Euronet. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, including the preparation of applicable regulatory filings in connection with the Merger.
Merger Sub was incorporated in Georgia on July 25, 2025. Merger Sub’s principal executive offices are located at 11400 Tomahawk Creek Parkway, Suite 300, Leawood, Kansas 66211; its telephone number at that location is (913) 327-4200.
CoreCard Corporation
CoreCard, incorporated in Georgia with its headquarters in Norcross, Georgia, is a leading provider of card issuing technology solutions and processing services to the FinTech industry. CoreCard designs, develops and markets a comprehensive suite of software solutions to program managers, accounts receivable businesses, financial institutions, retailers and processors to manage their credit and debit cards, prepaid cards, private label cards, fleet cards, buy now pay later programs, loyalty programs and accounts receivable and loan transactions. The CoreCard software solutions are designed to allow companies to offer any type of transacting account or card issuing program as well as installment and revolving loans, to set up and maintain account data, to record advances and payments, to assess fees, interest and other charges, to resolve disputes and chargebacks, to manage collections of accounts receivable, to generate reports and to settle transactions with financial institutions and network schemes.
CoreCard and its predecessor companies have operated since 1973 its been publicly traded since 1980. CoreCard’s common stock is listed and traded on the NYSE under the symbol “CCRD” and its principal executive offices are located at One Meca Way, Norcross, Georgia 30093; its telephone number at that location is (770) 381-2900.
Transaction Structure
Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the GBCC, at the Effective Time, Merger Sub will merge with and into CoreCard, the separate corporate existence of Merger Sub will cease, and CoreCard will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Euronet, and the separate corporate existence of Euronet will continue unaffected by the Merger. The Merger will have the effects set forth in the Merger Agreement and the relevant provisions of the GBCC.

Merger Consideration
On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of CoreCard Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of Euronet Common Stock that will depend on the Euronet Stock Price (the volume weighted average price per share of Euronet Common Stock on the Nasdaq for the 15 consecutive trading days ending on and including the second full trading day prior to the Effective Time). If the Euronet Stock Price is greater than $95.4798 but less than $107.7997, the Exchange Ratio will be the quotient obtained by dividing $30.00 by the Euronet Stock Price, rounded to four decimal places; if the Euronet Stock Price is greater than or equal to $107.7997, the Exchange Ratio will be 0.2783; and if the Euronet Stock Price is equal to or less than $95.4798, the Exchange Ratio will be 0.3142. Accordingly, if the Euronet Stock Price were greater than or equal to $95.4798 and less than or equal to $107.7997, the implied value of the Per Share Merger Consideration would be $30.00; if the Euronet Stock Price were greater than $107.7997, the implied value of the Per Share Merger Consideration would be greater than $30.00; and if the Euronet Stock Price were less than $95.4798, the implied value of the Per Share Merger Consideration would be less than $30.00. The Euronet Stock Price and the actual value of the Per Share Merger Consideration will depend on the trading price of Euronet Common Stock, which is subject to fluctuation, including during the period until the Effective Time. The number of Merger Consideration Shares is subject to fluctuation with the market value of Euronet Common Stock until the Euronet Stock Price has been determined. Shares of CoreCard Common Stock are listed on the NYSE under the symbol “CCRD.” Shares of Euronet Common Stock are listed on the Nasdaq under the symbol “EEFT.” Euronet and CoreCard encourage you to obtain current quotes for both CoreCard Common Stock and Euronet Common Stock.
Background of the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalog every conversation among the CoreCard Board, the Euronet Board, their respective representatives, or other parties.
As part of CoreCard’s ongoing consideration and evaluation of its long-term strategic goals and plans, the CoreCard Board, together with members of CoreCard management, regularly reviews, considers and assesses the Company’s performance, future growth prospects, evolving industry landscape, customer opportunities, and overall strategic direction in light of the current and anticipated business and economic environment and in consideration of the Company’s long-term business strategy to enhance value for CoreCard Stockholders. This review includes, among other matters, the consideration of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives, as compared to the benefits and risks of CoreCard’s continued operation as a standalone company. In the context of assessing potential risks of CoreCard’s continued operation as a standalone company, the CoreCard Board also considers senior management succession planning in the event of the possible retirement of Mr. Leland Strange, 84, who has served as CoreCard’s President since 1983 and its Chief Executive Officer and Chairman of the Board since 1985. In addition, CoreCard has from time to time received unsolicited inquiries from strategic parties that were interested in exploring a potential acquisition of CoreCard.
As previously reported, CoreCard added Goldman Sachs Group, Inc. (“Goldman”) as a customer in 2018. Goldman licenses CoreCard’s credit card processing software for its consumer credit card portfolios, which has included the Apple Card portfolio in Goldman’s partnership with Apple Inc. (“Apple”) since August 2019, and the General Motors co-branded credit card in Goldman’s partnership with General Motors, Co. (“GM”), since January 2022. Goldman has been CoreCard’s largest customer in recent years, representing 62% and 67% of CoreCard’s consolidated revenues for the twelve months ended December 31, 2024 and 2023, respectively, and 63% of CoreCard’s consolidated revenues in the first six months of 2025.
On June 30, 2023, and in the days that followed, there were several reports in major business publications, including an article published in the Wall Street Journal, stating that Goldman was looking for a way out of its partnership with Apple, particularly with respect to the Apple Card portfolio and related consumer lending ventures. From June 29, 2023, the day before the Wall Street Journal article was published, to October 31, 2024 (which, as discussed below, is the date of CoreCard’s third quarter 2024 earnings call), the closing price of CoreCard Common Stock on the NYSE declined from $25.67 to $15.02.
On February 7, 2024, a representative from an investment banking firm, which we refer to as Investment Bank A, contacted Mr. Strange to inform him that Investment Bank A’s client, a company that we refer to as Party A, was interested in pursuing strategic growth opportunities with CoreCard. As a result, the representative of Investment Bank A asked if he could introduce Mr. Strange to representatives of Party A.
On April 1, 2024, Mr. Strange and Matthew A. White, CoreCard’s Chief Financial Officer, had an introductory call with representatives of Party A.
On April 12, 2024, Mr. Strange learned from representatives of Investment Bank A that Party A was interested in a potential commercial relationship and/or a potential acquisition of CoreCard.
On April 15, 2024, representatives of CoreCard met with representatives of a company, which we refer to as Party B, to discuss exploring ways to partner with CoreCard.
On May 2, 2024, CoreCard, including Mr. Strange and three other representatives of CoreCard, hosted representatives from Party A for half a day of meetings to discuss CoreCard and its business and products. During these meetings, Mr. Strange conveyed his view that, for any potential acquisition of CoreCard, CoreCard should be valued at no less than $250 million, or approximately $30 per share of CoreCard Common Stock.
On May 31, 2024, a representative of Party A called Mr. Strange and conveyed that, while Party A remained interested in CoreCard, it did not feel that it would be possible for the parties to arrive at a mutually acceptable acquisition price based on the uncertainty around the Apple Card portfolio.
On June 19, 2024, representatives of Euronet met with representatives of an investment banking firm, which we refer to as Investment Bank B. During this meeting, the representatives from Investment Bank B presented various potential strategic opportunities and acquisition candidates to Euronet, including CoreCard.
On September 4, 2024, representatives of Investment Bank B contacted Mr. White to set up an in-person meeting with Investment Bank B, for the purpose of discussing services offered by Investment Bank B.
On September 20, 2024, CoreCard Common Stock closed on the NYSE at $15.73 per share.
On September 23, 2024, representatives of Investment Bank B met with Mr. Strange and Mr. White. At that meeting, the representatives of Investment Bank B disclosed to Mr. Strange and Mr. White that Euronet had an interest in acquiring CoreCard. Mr. Strange and Mr. White responded that CoreCard had no interest in a potential transaction at the then-current CoreCard stock price, but that CoreCard was willing to have discussions with Euronet or any other party.
On September 26, 2024, representatives of Investment Bank B contacted Mr. Strange and Mr. White to propose an in-person meeting between representatives of CoreCard and representatives of Euronet, to be held at CoreCard’s executive offices, so that the Euronet team could learn more about CoreCard and its product offerings.
On September 27, 2024, Mr. Strange received an unsolicited request from representatives of Party A, requesting materials and information regarding CoreCard in connection with pursuing a potential acquisition of CoreCard. Mr. Strange responded that CoreCard would be willing to re-engage in discussions with Party A. Mr. Strange further informed the representatives of Party A that CoreCard was already engaged in discussions with several other interested parties and that CoreCard was planning to circulate a CoreCard overview document in the coming weeks to parties that had expressed interest.
From September 27, 2024 to September 30, 2024, Mr. Strange and Mr. White exchanged emails with the representatives of Investment Bank B to discuss potential dates for an in-person meeting with Euronet, as well as a potential agenda for the meeting.
On October 11, 2024, representatives from Party A’s internal mergers and acquisitions team also reached out to Mr. Strange, to express Party A’s continued interest. Mr. Strange again confirmed that CoreCard was having discussions with a limited group of interested potential buyers and would provide the CoreCard overview document to Party A when it was available.
On October 14, 2024, GM announced that it had signed a deal to transition its General Motors co-branded credit card to a new credit card issuer, which would acquire the credit card program’s receivables from Goldman, with an expected closing to occur in 2025.

On October 15, 2024, during the Goldman earnings call for the third quarter of 2024, David Solomon, the Chairman and Chief Executive Officer of Goldman, made certain statements in response to an analyst question regarding the future of Goldman’s Apple Card portfolio that could be interpreted to mean that Goldman would also be exiting the Apple Card business.
On October 23, 2024, as previously reported, CoreCard entered into an omnibus amendment to its agreements with Goldman that extended various contracts with Goldman through December 31, 2030. The omnibus amendment also, among other things, provided that Goldman may terminate its agreements with CoreCard, but not earlier than January 1, 2027, with termination payments due to CoreCard if terminated prior to the December 31, 2030, expiration date.
Also, on October 23, 2024, CoreCard and Euronet entered into an initial non-disclosure agreement. The agreement did not contain any transaction exclusivity or standstill provisions.
On October 24, 2024, representatives of CoreCard met in person in an all-day meeting with representatives of Euronet, during which the representatives discussed, among other things, an overview of Euronet’s business, an overview of CoreCard’s business, a discussion regarding CoreCard product and service offerings, CoreCard’s sales and marketing approach, CoreCard’s current pipelines, CoreCard’s customer base, a technical overview of the CoreCard products and CoreCard’s pricing models. During these meetings, there was no discussion of purchase price or other terms for any potential transaction between the parties.
On October 31, 2024, CoreCard held its earnings call for the third quarter of 2024. During the call, Mr. Strange publicly stated that he and Mr. White had fielded regular inquiries regarding potential interest in an acquisition of CoreCard and had met with a potential acquiror as recently as October 2024. He also publicly speculated that interest in CoreCard may have been rekindled as a result of CoreCard entering into the recent omnibus amendment with Goldman, which provided more certainty for CoreCard regarding the future of its relationship with Goldman. Mr. Strange also publicly stated that, as a personal observation and speaking as “probably the largest shareholder” of CoreCard, he did not expect to vote for, or support, any acquisition offer that would value the company for less than $200 million.
Also on October 31, 2024, Mr. Strange provided Investment Bank B with a one-page overview document regarding CoreCard that included historical and proforma financial results, with and without the Goldman business included for 2027 (referred to herein as the “CoreCard Overview”). The CoreCard Overview also stated CoreCard management’s view that CoreCard should be valued at no less than $250 million, or approximately $30 per share of CoreCard Common Stock. Mr. Strange’s email also attached the transcript from CoreCard’s third quarter 2024 earnings call that was held on October 31, 2024. Mr. Strange’s email encouraged the representatives of Investment Bank B to, within the next 30 days, introduce CoreCard to any other parties with a potential interest in acquiring CoreCard.
In addition, on October 31, 2024, Mr. Strange contacted the representatives of Investment Bank A and delivered the CoreCard Overview, which was then delivered by Investment Bank A to Party A.
Also on October 31, 2024, Mr. Strange provided the CoreCard Overview to (i) representatives of two investment banking firms, and (ii) two other parties that had previously expressed an interest in acquiring CoreCard, including Party B.
In addition, on October 31, 2024, representatives of CoreCard were introduced to representatives of a company that had expressed interest in CoreCard, which we refer to as Party C.
Between November 1, 2024 and November 14, 2024, CoreCard held a virtual meeting and several telephone conversations with representatives of Party C regarding its interest in potentially acquiring CoreCard.
On November 2, 2024, a representative of Investment Bank B confirmed to Mr. Strange that the CoreCard Overview would be shared with Euronet, and that the Euronet team remained interested in continuing discussions with CoreCard.
On November 4, 2024, Mr. Strange delivered the CoreCard Overview to representatives of an additional investment bank that had previously indicated they would like to introduce Mr. Strange to a couple of their clients.
On November 8, 2024, during a virtual meeting, representatives of CoreCard provided representatives of Euronet with a presentation regarding CoreCard’s technology.

On November 11, 2024, during a call held between CoreCard and Euronet, representatives of CoreCard also provided representatives of Euronet with financial due diligence information.
On November 12, 2024, a representative from Investment Bank A relayed that Party A had requested further information regarding CoreCard.
On November 14, 2024, representatives of Euronet confirmed to Mr. Strange via email that Euronet remained interested in a potential transaction with CoreCard and provided Mr. Strange with a due diligence request list.
In addition, on November 14, 2024, Mr. Strange and Mr. White encountered Michael J. Brown, Chairman, Chief Executive Officer and President of Euronet, at an industry conference that was being held in New York City. The meeting was unscheduled and lasted for approximately half an hour. During that meeting, Mr. Brown stated that Euronet was still interested in potentially acquiring CoreCard. Mr. Strange responded that CoreCard had interest in being acquired by Euronet, but CoreCard would first need to engage in a full process to seek the best price for its stockholders. Mr. Strange also reiterated his expectation that CoreCard should be valued at no less than $250 million, or approximately $30 per share of CoreCard Common Stock.
On November 20, 2024, CoreCard entered into a mutual non-disclosure and non-use agreement with Party C. The agreement did not contain any transaction exclusivity or standstill provisions. There were no further discussions between CoreCard and Party C after the parties entered into the non-disclosure agreement.
On November 21, 2024, representatives of CoreCard met with representatives of Party B. Among the regularly scheduled business topics discussed, the parties also discussed the fact that CoreCard was engaging in a strategic alternatives process, and, as part of that discussion, Mr. Strange provided the representatives of Party B with the CoreCard Overview.
On November 25, 2024, a broad outreach to 29 companies that it was believed could potentially be interested in a transaction with CoreCard, including most of the other companies currently serving the credit card payment industry, was initiated.
On November 26, 2024, executives, including Mr. Strange and Mr. White, from CoreCard and executives, including Mr. Brown, Mr. Weller, and Mr. Caponecchi, from Euronet met in person in Kansas City at Euronet’s executive offices to discuss each company’s respective products, strategies and culture, and to determine whether any potential business transaction might be of continued interest to the parties. Mr. Strange once again reiterated his expectation that CoreCard should be valued at no less than $250 million, or approximately $30 per share of CoreCard Common Stock.
On December 4, 2024, Mr. Strange again encountered Mr. Brown, this time at a UBS Conference in Phoenix, Arizona, where the two chief executive officers once again held an unscheduled meeting and discussed their mutual interest in a potential transaction. Mr. Strange also again reiterated his expectation that CoreCard should be valued at no less than $250 million, or approximately $30 per share of CoreCard Common Stock.
On December 9, 2024, Mr. Strange sent an email to the Board to update them on the status of the strategic process.
On December 13, 2024, representatives of Party B contacted representatives of CoreCard, expressed interest in CoreCard and requested additional materials regarding CoreCard’s software platform. On the same day, representatives of CoreCard provided marketing materials regarding CoreCard’s issuer processing software platform to Party B that were being provided to prospective customers.
On December 13, 2024, a representative from Investment Bank B emailed Mr. Strange and proposed two due diligence sessions between CoreCard and Euronet, including a client and prospect discussion and a product suite and market opportunity due diligence session. Mr. Strange agreed to the due diligence sessions.
On December 16, 2024, Mr. Strange and Mr. White met with representatives of a private equity fund that had expressed an interest in CoreCard. No further discussions between the parties resulted from this meeting.
On December 18, 2024, Mr. Strange, Mr. White and a team from CoreCard met with a team from Euronet to discuss CoreCard’s view on credit card opportunities in North America and the Asia-Pacific region.

On January 7, 2025, CoreCard established a virtual data room for third parties that had expressed interest in a potential transaction with CoreCard, and that had entered into a confidentiality or non-disclosure agreement with CoreCard, to begin their due diligence review of CoreCard.
From January 10, 2025, to January 24, 2025, the CoreCard team responded in writing to various due diligence requests from the Euronet team and had various calls and meetings to discuss due diligence questions.
On January 15, 2025, during the Goldman earnings call for the fourth quarter of 2024, Mr. Solomon acknowledged that the Apple Card partnership, contracted to run until 2030, might end sooner than anticipated.
On January 16, 2025, Mr. Brown contacted Mr. Strange and confirmed that Euronet had engaged a paid consultant, Consultant A, to analyze market dynamics, identify growth opportunities, and outline go-to-market strategies within the issuer processing services industry, with the intention of using this assessment to help inform Euronet’s decision regarding whether to proceed with an acquisition of CoreCard.
On January 29, 2025, representatives of CoreCard participated in a call hosted by representatives of Consultant A, to provide them with information for purposes of performing their assessment for Euronet.
On February 4, 2025, a representative of Investment Bank B requested data room access for representatives of Euronet, and data room access was granted by CoreCard on the same date.
On February 11, 2025, the CoreCard Board met, with CoreCard senior management in attendance. During this meeting, senior management provided an update regarding the process being undertaken by CoreCard with regard to a potential sale transaction. After further discussion with senior management, the CoreCard Board authorized CoreCard management to engage in a formal process and request indications of serious interest from potentially interested acquirors.
Later in the day on February 11, 2025, Mr. Strange provided a “process” letter to four investment banking firms, including Investment Bank A and Investment Bank B, for further distribution, inviting parties to submit indications of serious interest only to CoreCard no later than February 26, 2025. The letter was also provided directly to Party A. The letter provided an overview of the process that CoreCard was undertaking and explained that a virtual data room had been established and access to it would require entry into a non-disclosure agreement with CoreCard. The letter also stated that the CoreCard Board had indicated that no offer below an enterprise value of $215 million, or a 33% premium over the last 30-day average of the CoreCard Common Stock closing stock price, whichever is higher, was likely to be seriously considered.
Also, on February 11, 2025, Mr. Strange exchanged emails with representatives of Euronet, responding to their questions regarding the minimum acquisition price that was referenced in the CoreCard process letter that Euronet had received from Investment Bank B earlier in the day.
On February 12, 2025, CoreCard reviewed the results of the distribution of the CoreCard “process” letter to certain of the recipients that had received it. Out of the responses from these third parties that were reviewed on February 12, 2025, only one company, which we refer to as Party D, and three other companies had expressed interest in a potential transaction with CoreCard. Out of those three other companies that had expressed interest in a potential transaction with CoreCard, two did not engage in further discussions regarding a potential transaction with CoreCard, and the third company ultimately decided not to pursue CoreCard citing CoreCard’s proposed price and timing for a potential transaction.
Also, on February 12, 2025, representatives of CoreCard were introduced to representatives of a private equity fund, which we refer to as Party E.
On February 13, 2025, Investment Bank A contacted Mr. Strange and Mr. White and requested data room access for representatives of Party A. CoreCard granted data room access to representatives of Party A on the same date.
Also, on February 13, 2025, CoreCard entered into a mutual non-disclosure and non-use agreement with Party E. The agreement did not contain any transaction exclusivity or standstill provisions.
In addition, on February 13, 2025, CoreCard granted Party E access to the CoreCard virtual data room. Party E did not engage in any further discussions with CoreCard after receiving access to the data room.
On February 14, 2025, CoreCard entered into a mutual non-disclosure and non-use agreement with Party D. The agreement did not contain any transaction exclusivity or standstill provisions.

Also, on February 14, 2025, CoreCard granted Party D access to the CoreCard virtual data room. Party D did not engage in any further discussions with CoreCard after receiving access to the data room.
On February 17, 2025, representatives of CoreCard were introduced to representatives of a company that had expressed interest in CoreCard, which we refer to as Party F.
On February 19, 2025, CoreCard entered into a mutual nondisclosure agreement with Party F. The mutual nondisclosure agreement did not contain any transaction exclusivity or standstill provisions. Also, on February 19, 2025, CoreCard granted Party F access to the data room.
In addition, on February 19, 2025, representatives of CoreCard were introduced to representatives of a company that had expressed interest in CoreCard, which we refer to as Party G. Also on February 19, 2025, CoreCard entered into a mutual nondisclosure agreement with Party G. The mutual nondisclosure agreement did not contain any transaction exclusivity or standstill provisions. Also, on February 19, 2025, CoreCard granted Party G access to the data room.
Also on February 19, 2025, CoreCard held a virtual meeting with a company that had expressed interest in a transaction with CoreCard, which we refer to as Party H. Party H did not engage in any further discussions with CoreCard after this meeting.
On February 20, 2025, CoreCard held its earnings call for the fourth quarter of 2024. During the call, Mr. Strange stated that, over the last few months, CoreCard had had dialogue with different parties with respect to a potential acquisition of CoreCard. Mr. Strange further stated that the CoreCard Board wanted to make a decision to either do a transaction, or focus on finding a new president for CoreCard. He also disclosed that CoreCard had begun an informal but comprehensive process to discover interest from third parties in order to maximize value for its stockholders.
On February 24, 2025, Mr. Strange had a call with Mr. Brown, during which Mr. Strange confirmed that the CoreCard Board’s pricing expectations set forth in the process letter were what had been shared with all other interested parties.
On February 25, 2025, Mr. Strange emailed all parties who had received the process letter directly from him, extending the deadline from February 26, 2025 to March 5, 2025.
On February 25, 2025, Mr. White and representatives of Party B had a meeting, during which Mr. White clarified the strategic alternatives process that CoreCard was undertaking and had set forth in the “process” letter.
On February 25, 2025, CoreCard held a meeting with Party F, during which representatives of CoreCard provided a presentation regarding CoreCard. No further discussions between the parties resulted from this meeting.
On February 26, 2025, representatives of CoreCard were contacted by a representative of a company, which we refer to as Party I, expressing Party I’s interest in a potential transaction with CoreCard.
On February 27, 2025, CoreCard entered into a confidentiality agreement with Party I. The confidentiality agreement did not contain any transaction exclusivity or standstill provisions. On the same date, representatives of CoreCard held a meeting with representatives of Party I regarding a potential transaction.
On February 28, 2025, CoreCard granted data room access to representatives of Party I.
On March 4, 2025, representatives of CoreCard had a meeting with representatives of Party G regarding Party G’s interest in a potential transaction with CoreCard. Nothing further came out of the discussions between the parties.
On March 5, 2025, CoreCard received a non-binding indicative offer from Euronet, proposing an enterprise value for CoreCard in the range of $200-220 million, which would result in an acquisition price in the range of $230-$250 million, with the form of consideration unspecified, in a debt free transaction with a minimum working capital threshold, subject to, among other things, a satisfactory outcome of Euronet’s due diligence, entry into a binding merger agreement, and a five-year non-compete for members of CoreCard’s management.
Also, on March 5, 2025, representatives of CoreCard held a second meeting with representatives of Party I regarding a potential transaction. Nothing further came out of the discussions between the parties.

On March 18, 2025, a representative of Euronet contacted Mr. Strange to inquire as to the CoreCard response to Euronet’s non-binding indicative offer to acquire CoreCard.
On March 21, 2025, the CoreCard Board met, with Mr. White and representatives of Kilpatrick Townsend & Stockton LLP (“Kilpatrick”), outside counsel to CoreCard, in attendance. During the meeting, Mr. Strange updated the CoreCard Board on CoreCard’s strategic alternatives efforts to date. The CoreCard Board also reviewed and discussed the non-binding indicative offer from Euronet and authorized management to work towards a potential transaction with Euronet. Mr. Strange and representatives of Kilpatrick also reviewed with the members of the CoreCard Board their fiduciary duties in the context of a potential acquisition. The CoreCard Board authorized CoreCard management to continue discussions with Euronet on a non-exclusive basis to see if acceptable acquisition terms could be agreed.
Also, on March 21, 2025, Mr. Strange emailed representatives at Euronet to let them know that the CoreCard Board had authorized CoreCard management to proceed with negotiations to work towards a potential transaction.
In addition, on March 21, 2025, a representative from an investment banking firm contacted Mr. White to inform him of another party potentially interested in a transaction with CoreCard, which we refer to as Party J, and asked if CoreCard would be open to an introduction to Party J.
On March 24, 2025, Mr. Strange had a call with a representative of Euronet, during which Mr. Strange advised the representative that CoreCard was not likely to grant Euronet transaction exclusivity. During the call, they also discussed that the final purchase price would still need to be negotiated between the parties after Euronet had completed its due diligence process.
On March 26, 2025, representatives of Kilpatrick had a call with the internal legal team at Euronet to discuss the process of working towards a potential deal, including the due diligence process and negotiation of a definitive merger agreement. The representatives of Euronet confirmed to Kilpatrick that Euronet had not yet made a determination on the form of consideration that would be payable in a potential transaction.
On March 31, 2025, representatives of Party J met with CoreCard at CoreCard’s executive offices in Atlanta to discuss a potential transaction. Party J proposed a reverse merger between the parties in an all-stock transaction.
Also, on March 31, 2025, representatives of Kilpatrick contacted the internal legal team at Euronet and proposed, on behalf of CoreCard, that the parties enter into a new confidentiality agreement for purposes of continuing discussions with respect to a potential transaction between the parties.
On April 2, 2025, CoreCard and Euronet entered into a new confidentiality agreement, which included standard mutual confidentiality obligations and a non-solicitation and hiring clause with respect to the other party’s employees for a period of one year. The confidentiality agreement did not contain any transaction exclusivity or standstill provisions.
On April 2, 2025, Euronet provided CoreCard with a follow-up due diligence request list for its continued due diligence of CoreCard.
On April 3, 2025, CoreCard invited Party J to participate in the ongoing process and, if interested, requested that Party J provide CoreCard with a preliminary indication of interest by April 9, 2025, as well as information regarding a valuation for Party J, which was a private company with no readily ascertainable value.
Between April 3, 2025, and May 22, 2025, Euronet continued its due diligence with respect to CoreCard, which included review of materials provided by CoreCard in the data room, as well as emails, calls and meetings between the representatives of the parties.
On April 4, 2025, the CoreCard Board met, with Mr. White and representatives of Kilpatrick in attendance. During the meeting, Mr. Strange updated the CoreCard Board on recent developments with respect to CoreCard’s strategic alternatives efforts, including a discussion regarding Party J and an update to the CoreCard Board on the status of the potential transaction with Euronet.
On April 9, 2025, Party J delivered a confidential non-binding letter of intent to CoreCard, which proposed a combination of CoreCard and Party J through a reverse merger, with CoreCard valued at $225 million and Party J valued at between $1.1 billion and $1.9 billion (depending on the outcome of a then ongoing round of fundraising), and with CoreCard Stockholders receiving 15% in cash and the remainder in stock of the combined company.

On April 18, 2025, the CoreCard Board met, with Mr. White and a representative of Kilpatrick in attendance. During the meeting, Mr. Strange informed the CoreCard Board that Party J had submitted a confidential non-binding letter of intent to CoreCard on April 9, 2025, a copy of which was provided to the Board in advance of the meeting. Mr. Strange reviewed the terms of the non-binding letter of intent from Party J with the CoreCard Board. The CoreCard Board discussed the difficulty of evaluating Party J’s proposal due to the lack of audited financial information for Party J. Mr. Strange noted that management had requested further information, including financial information, from Party J, and would evaluate Party J’s proposal further once that information was received.
On May 6, 2025, Party J provided CoreCard with information regarding its product and projections, but did not provide any further proposed transaction terms.
On May 8, 2025, CoreCard held its earnings call for the first quarter of 2025. During the call, Mr. Strange stated that CoreCard may not be an independent company forever and was constantly evaluating opportunities. He further stated that the CoreCard Board was active in those discussions, as well as thinking about Mr. Strange’s potential successor, if CoreCard should choose to stay an independent company. Mr. Strange concluded by noting that both options were actively on the table.
On May 22, 2025, Mr. Strange advised representatives of Euronet that, given how far Euronet had progressed in its due diligence investigation of CoreCard, Euronet should provide CoreCard with an updated offer of terms for a proposed merger transaction.
On May 23, 2025, Euronet delivered a new non-binding indicative offer, proposing to acquire CoreCard for total merger consideration in the range of $210-$225 million, resulting in an enterprise value of CoreCard in the range of $180-$195 million, with consideration to be primarily composed of Euronet Common Stock, with a cash component, based on a debt-free transaction. The offer was subject to, among other things, the satisfactory outcome of Euronet’s due diligence investigation, the execution of a definitive merger agreement and entry by CoreCard’s management into a five-year non-compete agreement.
On May 23, 2025, the CoreCard Board met, with Mr. White and a representative of Kilpatrick in attendance. During the meeting, Mr. Strange discussed the status of progress with Euronet, including the terms of the non-binding indicative offer, dated May 23, 2025, that had been received by CoreCard from Euronet, a copy of which was provided to the CoreCard Board prior to the meeting. The CoreCard Board discussed the drop in price range from the prior non-binding indicative offer from Euronet. While the CoreCard Board authorized Mr. Strange to continue to provide Euronet access to diligence materials, the CoreCard Board also directed Mr. Strange to continue to seek to improve the proposed purchase price. Mr. Strange also provided the CoreCard Board an update regarding the status of continued discussions with Party J.
Also, on May 23, 2025, Mr. Strange informed a representative of Euronet that the CoreCard Board had authorized management to proceed with negotiations of a definitive merger agreement with Euronet.
From May 23, 2025, to June 6, 2025, Euronet continued its due diligence investigation of CoreCard, which included review of data room materials and a visit to CoreCard’s site in India.
On May 30, 2025, Mr. Strange informed the chief executive officer of Party J that CoreCard remained interested in a potential transaction with Party J, but that evaluating the financial position of Party J and the estimated valuation of the combined company following any proposed transaction would be potentially difficult.
On June 1, 2025, the chief executive officer of Party J sent Mr. Strange further details regarding Party J’s financial position and projected results.
On June 9, 2025, the chief executive officer of Party J reiterated Party J’s interest in acquiring CoreCard and proposed revised reverse merger transaction terms that would include $225 million for 100% of CoreCard’s equity, with 15% of the merger consideration payable in cash, in an amount equal to $33.75 million. The chief executive officer of Party J also indicated that he would be open to increasing the merger consideration payable to CoreCard Stockholders in cash, in the amount of CoreCard’s cash balance, which was on that date around $25 million, payable via, e.g., a special dividend, concurrent with the consummation of the proposed reverse merger transaction. The chief executive officer of Party J stated that this would bring the total cash delivered to CoreCard Stockholders to roughly US $58.75 million, while keeping the overall value of the proposed reverse merger intact

On June 10, 2025, the CoreCard Board met to discuss the proposed offer from Party J. Following the CoreCard Board meeting, Mr. Strange informed the chief executive officer of Party J that Party J’s lack of audited financial statements made the possibility of a deal with Party J more difficult.
Also on June 10, 2025, representatives of Euronet delivered an initial draft of a proposed merger agreement to Mr. Strange, which included the following key terms: (i) a proposed purchase price for CoreCard in the range of $202.6 million to $217.6 million; (ii) a definition of “Company Material Adverse Effect”, which generally defines the standard for closing risk, without exceptions for the loss of any CoreCard customers or licensees or similar events or developments; (iii) a “reasonable best efforts” covenant that excluded any requirement for Euronet to take any remedial actions, such as divestitures or other remedies with respect to CoreCard or Euronet, in order to secure antitrust approvals; (iv) broad representations and warranties of CoreCard; (v) limited representations and warranties of Euronet; (vi) a termination fee of $15 million payable by CoreCard under certain circumstances; (vii) a customary “no shop” provision with the right of CoreCard to accept a Superior Proposal after providing Euronet with a right to match such proposal, with a “Superior Proposal” defined as a bona fide proposal to acquire at least 85% of the stock or assets of CoreCard that is deemed to be more favorable to CoreCard’s stockholders from a financial point of view than the Merger; (xiii) closing conditions to the Merger to include required third party consents and the satisfactory results of Euronet’s continued information technology and CoreCard technology due diligence in the period between signing and closing; and (ix) a provision stating that the Merger will be structured as a reorganization under Section 368(a) of the Code. Euronet’s initial draft of the proposed merger agreement also provided that, for a period twelve months, each CoreCard employee who continued to be employed by Euronet or the surviving company in the merger would receive a base salary or wages and target cash incentive compensation opportunities, severance benefits and employee benefits no less favorable, in the aggregate, than those as in effect for such employees immediately prior to the merger. Except as was proposed in Euronet’s initial draft of the merger agreement, the parties have not discussed or negotiated for any continued employment of, or new compensation arrangements for, CoreCard employees following the Merger.
On June 13, 2025, CoreCard engaged KBW solely to render an opinion to the CoreCard Board as to the fairness, from a financial point of view, of the consideration to be paid to holders of CoreCard Common Stock in a potential acquisition of CoreCard.
On June 16, 2025, the CoreCard Board met, with Mr. White and representatives of Kilpatrick in attendance. During the meeting, Mr. Strange updated the CoreCard Board on the transaction process involving Euronet, including the proposed purchase price contemplated in the draft merger agreement provided by Euronet. The CoreCard Board noted that further review of the purchase price would be necessary in light of CoreCard’s then-current stock price as the merger agreement was negotiated. Mr. Strange also updated the CoreCard Board on continued discussions with Party J, and noted that the reverse merger structure proposed by Party J created the need for significant “reverse” due diligence on the part of CoreCard, as well as meaningful transaction risk. Mr. Strange agreed to provide the CoreCard Board with further updates as negotiations with Party J progressed.
On July 18, 2025, Mr. Strange informed the chief executive officer of Party J that the CoreCard Board was concerned that Party J’s financial statements were not audited, despite its future plans to become a public company, and that an audit of the combined enterprise would be required, should CoreCard enter into a business combination transaction with Party J. Mr. Strange concluded by explaining that CoreCard intended to continue discussions with a different interested party over the next few weeks and, depending on the outcome of those discussions, could possibly return to negotiations with Party J.
On June 18, 2025, representatives of Kilpatrick had a call with representatives from the internal legal department of Euronet to discuss the draft merger agreement.
On June 20, 2025, Kilpatrick, delivered a revised draft of the merger agreement to representatives from the internal legal department of Euronet. CoreCard’s revisions reflected a number of changes to the initial draft merger agreement delivered to CoreCard, including: (i) new exceptions to the definition of “Company Material Adverse Effect” to exclude, among other things, the loss of any customer or licensee of CoreCard; (ii) a markup of the representations and warranties of CoreCard to, among other things, include additional “Company Material Adverse Effect” and other materiality and knowledge qualifiers; (iii) expanded the representations and warranties of Euronet; (iv) a new definition of “Parent Material Adverse Effect”, to allow CoreCard to terminate the Merger Agreement in the event of certain changes or developments that would result in a material adverse effect to Euronet prior to consummation of the Merger; (v) a “hell or high water” regulatory efforts covenant requiring Euronet to take all required actions (including divestitures and other remedies with respect to Euronet or CoreCard) to secure antitrust approvals; (vi) a reduced termination fee payable by CoreCard in an amount equal to 2.5% of the aggregate merger consideration; and (vii) the removal of any third party consents and Euronet diligence review as a closing condition to the merger. The CoreCard markup also proposed an initial outside date of six months from the date of signing the merger agreement and stated that the purchase price for CoreCard remained under negotiation between the parties.
On June 24, 2025, Mr. Strange spoke to a representative of Euronet regarding the progress of negotiations between the parties.
On July 8, 2025, on a call with a representative of Euronet, Mr. Strange conveyed that Euronet seemed to have slowed the pace of negotiation of the proposed merger agreement, potentially due to CoreCard’s then-current stock price, which was in excess of the per share price implied by Euronet’s most recent offer, and he questioned Euronet’s interest in proceeding with a transaction in the near-term. He expressed that, if that was the case, CoreCard would need to proceed in another direction, and that CoreCard would also consider whether to terminate Euronet’s access to the data room.
On July 11, 2025, Mr. Strange advised the chief executive officer of Party J that CoreCard was prepared to begin its due diligence regarding Party J. Mr. Strange outlined CoreCard’s concerns with respect to a potential transaction with Party J and highlighted areas of diligence that would need to be provided by Party J for review and consideration by CoreCard.
On July 14, 2025, Party J provided representatives of CoreCard with access to a virtual data room for CoreCard to proceed with its due diligence process regarding Party J.
On July 16, 2025, representatives from the internal legal department of Euronet delivered a revised draft of the merger agreement to Kilpatrick, which among other key changes: (i) removed exceptions CoreCard had included in its version of the definition of “Company Material Adverse Effect” that would have excluded, among other things, the loss of any customer or licensee of CoreCard; (ii) increased the termination fee payable by CoreCard in certain circumstances to $12 million; (iii) removed the “hell or high water” regulatory efforts covenant that CoreCard had added, and reverted to a standard that would not have required Euronet to take any remedial actions to secure antitrust approvals; and (iv) removed certain representations and warranties of Euronet. Euronet’s revised merger agreement also proposed that in-the-money CoreCord employee stock options would be cashed out in the Merger.
On July 17 and July 18, 2025, representatives of CoreCard met with representatives of Party J. During the meetings, the representatives of Party J verbally revised Party J’s acquisition offer to a CoreCard valuation of $250 million, with a value of Party J for the reverse merger at $1 billion.
Between July 18, 2025, and July 20, 2025, Mr. Strange continued to convey to representatives of Euronet that CoreCard should be valued at no less than $250 million, or approximately $30 per share of CoreCard Common Stock.
On July 21, 2025, Mr. Strange spoke with representatives of Euronet, who indicated that Euronet was considering increasing the proposed enterprise value of CoreCard to $250 million, or approximately $30 per share of CoreCard Common Stock.
Later in the day on July 21, 2025, representatives from the internal legal department of Euronet delivered to Kilpatrick a further revised draft of the merger agreement, which proposed that, in the Merger, each share of CoreCard Common Stock would be exchanged into the right to receive a number of shares of Euronet Common Stock equal to an exchange ratio of (i): if the Euronet Stock Price (as defined below) is equal to or less than $95.95, 0.3127; (b) if the Euronet Stock Price is greater than $95.95 but less than $106.05, the quotient obtained by dividing $30.00 by the Euronet Stock Price, rounded to four decimal places; or (c) if the Euronet Stock Price is greater than or equal to $106.05, 0.2829. Accordingly, the Euronet draft of the merger agreement proposed a stock-for-stock merger transaction that valued CoreCard at approximately $250 million, or $30 per share of CoreCard Common Stock. Euronet also proposed a definition of “Euronet Stock Price” to be the volume weighted average price per share of Euronet Common Stock on Nasdaq for the fifteen consecutive trading days prior to the Merger. The further revised Euronet draft also contemplated that each outstanding and unvested CoreCard restricted stock unit (“RSU”) award would become vested and automatically be converted into the right to receive the same merger consideration in the Merger as any other shares of CoreCard Common Stock.
Also on July 21, 2025, Mr. Strange received a revised proposal of deal terms from a representative of Euronet, which included a target price of $30 per share, to be paid either 100% in Euronet Common Stock or 30% in cash and 70% in Euronet Common Stock. The proposed terms stated that the stock consideration would include a 7% downside collar and a 3% upside collar. The intention of the proposal was for the proposed transaction to qualify as a tax-free reorganization. The proposal noted that RSUs would receive the split of 30% cash / 70% stock that all other CoreCard Stockholders would receive, while employee stock options would be cashed out at closing.
On July 22, 2025, the CoreCard Board met, with Mr. White and a representative of Kilpatrick in attendance. During the meeting, Mr. Strange updated the Board on the status of discussions with Party J and the CoreCard Board continued to discuss its concerns regarding Party J’s unaudited financial statements, and that value for CoreCard’s stockholders in a transaction with Party J would depend on the growth and future success of an earlier-stage buyer, but concluded that CoreCard management should continue to engage with Party J while negotiations with Euronet were being finalized.
On July 23, 2025, Kilpatrick delivered a revised draft of the merger agreement to representatives from the internal legal department of Euronet, which, among other key changes: (i) reinserted the exception to the definition of “Company Material Adverse Effect” to exclude the loss of any customer or licensee of CoreCard; (ii) proposed a reverse termination fee of $7.5 million to be paid by Euronet under certain circumstances; (iii) reduced the termination fee payable by CoreCard under certain circumstances to $7.5 million; (iv) reinserted certain representations and warranties of Euronet; (v) added a “clear skies” provision and a requirement that Euronet would need to take all remedial action (other than those actions that would result in a material adverse effect to Euronet) with respect to Euronet’s efforts to obtain antitrust approvals; and (vi) clarified that any continued IT systems and CoreCard technology due diligence review conducted by Euronet after signing of the merger agreement, and Euronet’s satisfaction with the results thereof, would not be a condition to the Merger. The CoreCard draft also noted that the form of consideration and exchange ratio remained under discussion among the parties.
On July 25, 2025, the Euronet Board, which had repeatedly discussed and been briefed on the Merger over the prior months, met to discuss and consider the proposed Merger, including the status and potential terms and timing thereof. Messrs. Weller, Caponecchi, and Godderz were in attendance. Members of Euronet management and Euronet representatives updated the Euronet Board on the terms and conditions of the proposed merger agreement for the Merger, and reported that the negotiations were nearing completion and the transaction documents were close to final form. The Euronet Board then engaged in a discussion regarding various aspects of the Merger, including the factors described under the section entitled “The Merger—Euronet’s Reasons for the Merger” beginning on page 53 of this proxy statement/prospectus. Following this discussion, the Euronet Board unanimously approved the proposed merger agreement for the Merger and the transactions contemplated thereby.
On July 25, 2025, representatives from the internal legal department of Euronet delivered a revised draft merger agreement to Kilpatrick, which, among other key changes: (i) acknowledged that the parties were discussing an 80% stock/20% cash split for shares of CoreCard Common Stock and RSUs with a symmetrical 7% collar, (ii) removed any reverse termination fee payable by Euronet; (iii) increased the termination fee payable by CoreCard to $10 million; (iv) deleted the representations and warranties of Euronet with respect to tax matters; and (v) deleted the “clear skies” provision and reinserted the provision that provided that Euronet need not take any remedial actions with respect to its efforts to obtain antitrust approvals.
From July 25, 2025, to July 27, 2025, representatives of Stinson LLP, outside counsel to Euronet (“Stinson”), representatives from Euronet, and representatives of Kilpatrick held calls to further discuss certain provisions of the draft merger agreement, including how to address antitrust matters and tax matters in the merger agreement.
On July 26, 2025, Kilpatrick sent to Stinson and representatives of Euronet an initial draft of the CoreCard disclosure letter in connection with the draft merger agreement.
On July 27, 2025, Kilpatrick sent to Stinson and representatives of Euronet a further revised draft of the merger agreement which, among other things: (i) noted that provisions would need to be included to prevent cash from exceeding 20% under applicable tax rules so that the transaction could continue to qualify as a tax-free reorganization; (ii) reduced the termination fee payable by CoreCard to $7.5 million, (iii) included representations and warranties of Euronet with respect to tax matters; and (iv) noted that the parties were continuing to discuss how to handle antitrust matters in the merger agreement.
On July 28, 2025, Kilpatrick sent to Stinson and representatives of Euronet a further revised draft of the merger agreement that provided that Euronet would be required to take remedial action with respect to obtaining antitrust approvals unless those actions were material restrictions or requirements on, or were with respect to any material assets or business, of Euronet or CoreCard.

Also on July 28, 2025, representatives of CoreCard met with representatives of Euronet to discuss the economic terms of the merger consideration, in particular, to determine the cash/stock split of the merger consideration and the collar for the stock merger consideration.
In addition, on July 28, 2025, the CoreCard Board met, with Mr. White, representatives of Kilpatrick and representatives of KBW in attendance. During the meeting, the CoreCard Board discussed with management and Kilpatrick the status of the transaction, including the material terms of the proposed merger agreement.
Later in the day on July 28, 2025, representatives from Stinson delivered a revised draft of the merger agreement to Kilpatrick, which, among other things, provided for merger consideration of $4.50 in cash per share of CoreCard Common Stock, plus the number of shares of Euronet Common Stock equal to a revised exchange ratio determined as follows: (a) if the Euronet Stock Price is equal to or less than $95.4798, 0.2671; (b) if the Euronet Stock Price is greater than $95.4798 but less than $107.7997, the quotient obtained by dividing $25.50 by the Euronet Stock Price, rounded to four decimal places; or (c) if the Euronet Stock Price is greater than or equal to $107.7997, 0.2365.
On July 29, 2025, Kilpatrick delivered to Stinson and representatives of Euronet an updated draft of the CoreCard disclosure letter in connection with the draft merger agreement.
Also on July 29, 2025, the CoreCard Board met, with members of CoreCard’s senior management, representatives of Kilpatrick and representatives of KBW in attendance, to discuss the status of the merger agreement negotiations with Euronet. Representatives of KBW preliminarily reviewed financial aspects of the proposed merger and preliminarily discussed the opinion to be delivered by KBW, and representatives of Kilpatrick reviewed with the CoreCard Board the material terms of the Euronet draft of the merger agreement.
In addition, on July 29, 2025, a representative of Party J reached out to Mr. Strange and reiterated Party J’s interest in pursuing a potential transaction with CoreCard.
Also on July 29, 2025, representatives of Kilpatrick and Stinson also continued to hold conversations and exchange drafts of the merger agreement, with discussions focused in particular on the form of consideration that would be payable to holders of CoreCard Common Stock in the Merger, including how to ensure that the Merger would be treated as a tax-free reorganization. As a result of these discussions, the parties agreed on July 29, 2025, that the transaction should be a stock-for-stock deal in order to qualify as a tax-free reorganization. Accordingly, later on July 29, 2025, representatives from Stinson proposed a revised draft of merger agreement to Kilpatrick reflecting an all-stock transaction.
On July 30, 2025, the CoreCard Board met, with members of CoreCard’s senior management, representatives of KBW and representatives of Kilpatrick in attendance. During the meeting, KBW reviewed the financial aspects of the proposed Merger and rendered to the CoreCard Board an opinion, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio (which was defined in the opinion as the exchange ratio obtained by dividing $30.00 by the Euronet Stock Price, rounded to four decimal places) in the Merger was fair, from a financial point of view, to the holders of CoreCard Common Stock (see the section titled “Opinion of Keefe, Bruyette & Woods, Inc.” for a description of KBW’s opinion). In addition, Kilpatrick reviewed with the CoreCard Board the material terms of the merger agreement. Following these discussions, the CoreCard Board unanimously (i) determined that the Merger and the other transactions contemplated by the Merger Agreement, taken together, are on terms that are fair to, advisable and in the best interests of CoreCard and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby, (iii) directed that the adoption of the Merger Agreement be submitted to the stockholders of CoreCard at a special meeting of stockholders, and (iv) resolved to recommend that the stockholders of CoreCard approve and adopt the Merger Agreement.
Also on July 30, 2025, Kilpatrick finalized and delivered the CoreCard disclosure letter to representatives of Euronet and Stinson, and Stinson delivered a final version of the Merger Agreement.
Later in the day of July 30, 2025, Euronet and CoreCard executed the Merger Agreement and issued a joint press release announcing their entry into the Merger Agreement.

Euronet’s Reasons for the Merger
On July 25, 2025, the Euronet Board unanimously determined that it was in the best interests of Euronet to enter into the Merger Agreement and approved and declared advisable the Merger Agreement and the transactions contemplated thereby.
In the course of reaching its determinations and recommendations, the Euronet Board consulted with Euronet’s executive management team and considered a number of factors. Euronet’s reasons for the merger include the following:
•	the expectation that the Merger enhances Euronet’s long-term strategy to drive sustainable growth across large market opportunities like credit issuing and processing;
•
the fact that CoreCard is one of the very few players proven at scale for revolving credit card issuing globally and the Merger presents a rare opportunity for Euronet to own a modern robust scaled credit issuing platform in its portfolio to enhance Euronet’s payment solution offerings;

•	the expectation that the Merger gives Euronet a credible platform and client roster that can be used to grow its payments business across fintechs and banks in the US and globally;
•	the ability to accelerate growth in existing Euronet global markets via cross-sell opportunities and extension of existing relationships;
•	the expectation that the Merger will enable access to a significant talent pool of highly experienced payment domain experts that can be used to further innovate across our payment solution offerings;
•	Euronet’s knowledge and familiarity with CoreCard and its operations arising from Euronet’s prior experience in the card payments domain;
•	the assessment of the Euronet Board and Euronet’s management that Euronet’s management team would be able to integrate successfully CoreCard’s operations after the Merger;
•	the expected benefits to CoreCard’s operations of alleviating CoreCard’s quarterly reporting obligations, public company expenses, and debt servicing costs;
•
the amount and form of consideration to be paid in the Merger, including the ability to manage Euronet’s balance sheet and capital structure by using Euronet Common Stock rather than cash as the Merger Consideration;

•
the fact that the Exchange Ratio provides for a fixed value if the Euronet Stock Price is between $95.4798 and $107.7997 and a fixed Exchange Ratio outside of this collar, reducing the number of shares of Euronet Common Stock issuable in the Merger if the Euronet Stock Price increases from the price of Euronet Common Stock as of the date of the Merger Agreement to up to $107.7997 and capping the number of shares of Euronet Common Stock issuable in the Merger if the Euronet Stock Price falls below $95.4798; and

•
the view of the Euronet Board and Euronet’s management that the terms and conditions of the Merger Agreement, including the representations, warranties, covenants, closing conditions and termination provisions, are comprehensive and favorable to completing the Merger.

The Euronet Board also considered a number of uncertainties, risks and other countervailing factors concerning the Merger and the Merger Agreement in its deliberations concerning the Merger and the Merger Agreement, taking into account the results of Euronet’s due diligence review of CoreCard. These uncertainties, risks, and other countervailing factors include the following:
•	the risk of not capturing the anticipated synergies, increased sales opportunities, and other potential benefits of the Merger;
•	the diversion of management attention and resources needed to complete the Merger and integrate the operations of CoreCard into Euronet following the Closing;
•	the costs associated with the Merger;
•	the risk that senior management, product or technology personnel may leave during or after the transaction;

•	the risk that another buyer may step in prior to Closing with an improved offer leading to an intervening event that terminates the Merger Agreement;
•	the risk of a potential security vulnerability within CoreCard’s production infrastructure that could lead to customer claims and potential regulatory fines;
•	the risk associated with integrating shared service functions—such as finance, audit and compliance, and IT security—which may lead to operational disruptions or governance challenges;
•	The risk of declining card usage due to the growing adoption of instant and real-time payment schemes globally, impacting revenue projections;
•	the dilution of outstanding shares of Euronet Common Stock as a result of issuing the Merger Consideration;
•
the potential that the floating Exchange Ratio under the Merger Agreement could result in Euronet issuing additional shares of Euronet Common Stock if the Euronet Stock Price decreases from the price of Euronet Common Stock as of the date of the Merger Agreement to $95.4798, and the potential that the collar on the floating Exchange Ratio under the Merger Agreement could result in Euronet delivering greater value to CoreCard Stockholders than had been anticipated by Euronet if the Euronet Stock Price exceeds $107.7997;

•	the risk that CoreCard’s customers may seek to terminate or renegotiate their contractual arrangements;
•	the risk that the Merger may not be consummated in a timely manner or at all;
•	the possibility that events may occur that materially and adversely affect the operations or financial condition of CoreCard, but which may not entitle Euronet to terminate the Merger Agreement;
•
the risk that the required regulatory approvals may not be obtained prior to the Outside Date or at all or that regulatory agencies may object to and challenge the Merger or may impose terms and conditions in order to resolve those objections that adversely affect Euronet or CoreCard;

•	the risk of stockholders voting against the transaction that leads to a termination of the Merger Agreement;
•	the possibility of litigation challenging the Merger, and the further possibility that any such litigation could impede or delay the Closing; and
•
other risks related to the Merger and the businesses of Euronet and CoreCard of the type and nature described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” beginning on pages 20 and 22, respectively, of this proxy statement/prospectus.

The foregoing discussion of factors considered by Euronet is not intended to be exhaustive but summarizes certain material factors considered by the Euronet Board. In light of the variety of factors considered in connection with their evaluation of the Merger Agreement and the Merger, the Euronet Board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Euronet Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Euronet Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Euronet’s executive management team and Euronet’s legal counsel.
It should be noted that this explanation of the reasoning of the Euronet Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 20 of this proxy statement/prospectus.
Recommendation of the CoreCard Board and Its Reasons for the Merger
On July 30, 2025, the CoreCard Board unanimously determined that it is advisable and in the best interests of CoreCard and CoreCard Stockholders for CoreCard to enter into the Merger Agreement and complete the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. The CoreCard Board unanimously recommends that CoreCard Stockholders vote “FOR” the Merger Agreement Proposal.

In evaluating the Merger Agreement and the Merger, the CoreCard Board consulted with CoreCard’s management and legal advisor. In recommending that CoreCard Stockholders vote their shares of CoreCard Common Stock in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal, the CoreCard Board considered a number of factors, including the following (not necessarily listed in order of relative importance):
•
CoreCard ’s standalone strategic plan and related financial projections, as summarized under the heading “Summary of CoreCard Unaudited Forecasted Financial Information” in the section entitled “—CoreCard Unaudited Forecasted Financial Information” beginning on page 58 of this proxy statement/prospectus, and the risks and uncertainties in executing on the standalone strategic plan and achieving such financial projections, including the risk of loss of CoreCard’s largest customer, Goldman Sachs Group, Inc., and related future revenues, the risks and uncertainties described in the section entitled “—Background of the Merger” beginning on page 41 of this proxy statement/prospectus, and the risks described in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in CoreCard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and in subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by CoreCard with the SEC;

•
the perceived risks of continuing as a standalone public company, including (1) senior management succession planning considerations and the risk of loss of management expertise and long-time corporate knowledge during a chief executive officer transition period in the event of the retirement of Mr. Leland Strange, 84, who has served as CoreCard’s President since 1983 and its Chief Executive Officer and Chairman of the Board since 1985, and (2) the assessment that no other alternatives were reasonably likely in the near term to create greater value for CoreCard Stockholders than the Merger, taking into account business, competitive, industry and market risks;

•
that the $30.00 implied value of the Per Share Merger Consideration, corresponding to a Euronet Stock Price between $95.4798 and $107.7997, represents an approximately 14.0% premium to the closing price of $26.31 per share of CoreCard Common Stock as of July 30, 2025 (the last trading day prior to the announcement of the Merger Agreement);

•
that merger consideration in the form of shares of Euronet Common Stock (1) enables CoreCard Stockholders to have a continued ownership interest in the combined company resulting from the Merger, with participation in the upside potential of a larger, more diversified company and (2) will be freely tradeable for purposes of the Securities Act and the Exchange Act (except for shares of Euronet Common stock received by any CoreCard stockholder who becomes an “affiliate” of Euronet after completion of the Merger);

•
that the Per Share Merger Consideration is based on a floating exchange ratio and subject to a $95.4798 to $107.7997 collar range, which provides protection against a downward movement in the market price of Euronet Common Stock within the range of the collar prior to completion of the Merger;

•	that the implied value of the merger consideration payable to CoreCard Stockholders could be greater than $30.00 per share in the event that the Euronet Stock Price exceeds $107.7997;
•	that the Merger Agreement was the product of arm’s-length negotiations and contained terms and conditions that are, in the CoreCard Board’s view, favorable to CoreCard and CoreCard Stockholders;
•
that the Merger is structured as a transaction involving CoreCard Stockholders’ receipt of consideration solely in the form of Euronet Common Stock (other than cash in lieu of fractional shares of Euronet Common Stock) and therefore that the Merger may qualify as a “reorganization” under Section 368(a) of the Code;

•	the CoreCard Board’s knowledge of Euronet, taking into account publicly available information regarding Euronet and the results of CoreCard’s due diligence review of Euronet;
•
the opinion of KBW, rendered to the CoreCard Board on July 30, 2025, as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CoreCard Common Stock of the exchange ratio (which was defined in the opinion as the exchange ratio obtained by dividing $30.00 by the Euronet Stock Price, rounded to four decimal places) in the Merger, as more fully described in the section entitled “—Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 61 of this proxy statement/prospectus

(the full text of which opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in rendering such opinion, is attached as Annex B to this proxy statement/prospectus);
•
CoreCard’s ability under the Merger Agreement, subject to certain conditions, to provide information to and engage in discussions or negotiations with third parties that make unsolicited alternative Acquisition Proposals that the CoreCard Board determines constitute or could reasonably be expected to lead to a Superior Proposal;

•
that, if CoreCard were to receive an alternative Acquisition Proposal from a third party that the CoreCard Board determines constitutes a Superior Proposal, under the Merger Agreement, the CoreCard Board would be able, subject to certain conditions, to change its recommendation that CoreCard Stockholders vote in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal and/or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal;

•
the other termination provisions contained in the Merger Agreement, including the fact that the CoreCard Board believed that the termination fee of $7.5 million payable by CoreCard in connection with termination of the Merger Agreement in specified circumstances is reasonable in light of, among other things, the benefits of the Merger to CoreCard Stockholders, the typical size of such fees in similar transactions and the likelihood that such a fee would not preclude or unreasonably restrict the emergence of alternative Acquisition Proposals;

•
the ability under the Merger Agreement for the CoreCard Board, subject to certain conditions, to change its recommendation in favor of the Merger in response to an Intervening Event if the CoreCard Board determines that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties;

•	the likelihood that Euronet would complete the Merger, taking into account the closing conditions and termination provisions under the Merger Agreement;
•
that the Merger Agreement requires that Euronet use its reasonable best efforts to take actions necessary to complete the Merger as promptly as practicable and to take certain actions to facilitate the obtaining of regulatory approvals for the Merger and provides an appropriate “outside date” subject to extension by up to six months if required regulatory approvals have not been obtained, by which time it is reasonable to expect that the conditions to completion of the Merger are likely to be satisfied;

•	the conditions to the Closing in the Merger Agreement and that there is no condition regarding financing;
•
that the Merger Agreement was unanimously approved by the CoreCard Board, which is composed of a majority of independent directors who are not affiliated with Euronet and are not employees of CoreCard or any of its subsidiaries, and which received advice from CoreCard’s legal advisor in evaluating, negotiating and recommending the terms of the Merger Agreement;

•
the condition to completing the Merger that the Merger Agreement has been adopted by the holders of a majority of the outstanding shares of CoreCard Common Stock, and the absence of any stock voting commitments by management or other stockholders, so that CoreCard Stockholders will have the right to approve or disapprove of the Merger;

•	that the Merger is not subject to approval by Euronet Stockholders; and
•	CoreCard’s ability to specifically enforce Euronet’s obligations under the Merger Agreement, including Euronet’s obligation to complete the Merger.
The CoreCard Board also considered a number of uncertainties, risks and other factors in its deliberations concerning the Merger and the Merger Agreement Transactions, including the following (not necessarily listed in order of relative importance):
•
that CoreCard’s public stockholders will have no ongoing equity interest directly in CoreCard following the Merger, meaning that CoreCard Stockholders will cease to participate in CoreCard’s potential future earnings or growth and will not benefit from any future increase in the value of CoreCard following completion of the Merger, other than indirectly through their equity interest in Euronet;

•	that stock consideration does not provide the certainty of value and liquidity that cash consideration would provide upon completion of the Merger;
•
that the implied value of the merger consideration payable to CoreCard Stockholders could be less than $30.00 per share in the event that the Euronet Stock Price is less than $95.4798, and that the Merger Agreement does not provide CoreCard a termination right based on the value of Euronet Common Stock;

•
that, under specified circumstances, CoreCard may be required to pay a $7.5 million termination fee in the event the Merger Agreement is terminated and the effect this could have on CoreCard, including the possibility that the termination fee payable by CoreCard to Euronet upon the termination of the Merger Agreement under certain circumstances could discourage some potential acquirors from making an alternative Acquisition Proposal, although the CoreCard Board believes that the termination fee is reasonable in amount and would not unduly deter any other party that might be interested in acquiring CoreCard;

•
the significant costs involved in connection with entering into the Merger Agreement and completing the Merger and the substantial time and effort of management required to complete the Merger, which could disrupt CoreCard’s business operations;

•
the impact of the announcement, pendency or completion of the Merger, or the failure to complete the Merger, on CoreCard’s relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management, technical and other personnel), customers and vendors;

•
the restrictions in the Merger Agreement on CoreCard’s conduct of business prior to completion of the Merger, which could delay or prevent CoreCard from undertaking business opportunities that may arise, or taking other actions with respect to its operations that the CoreCard Board and management might believe were appropriate or desirable;

•
that the completion of the Merger would require approval under or expiration or termination of the applicable waiting periods under the HSR Act, which could subject the Merger to unforeseen delays and risks;

•	the risk that CoreCard Stockholders do not approve the Merger Agreement Proposal;
•
that, while CoreCard expects the Merger to be completed if the Merger Agreement Proposal is approved by CoreCard Stockholders, there can be no assurance that all conditions to the parties’ obligations to complete the Merger will be satisfied;

•
that the market price of CoreCard Common Stock could be affected by many factors if the Merger Agreement were terminated, including (1) the reason or reasons for such termination and whether such termination resulted from factors adversely affecting CoreCard; (2) the possibility that, as a result of the termination of the Merger Agreement, possible acquirors may consider CoreCard to be a less attractive acquisition candidate; and (3) the possible sale of CoreCard Common Stock by short-term investors following an announcement that the Merger Agreement was terminated;

•	the challenges inherent in the integration of CoreCard’s business with that of Euronet, and the risks of not being able to realize anticipated benefits of the Merger;
•	the risk of litigation, injunctions or other legal proceedings related to the Merger;
•	that CoreCard Stockholders are not entitled to dissenters’ or appraisal rights under the Merger Agreement or the GBCC; and
•
the risks of the type and nature described under the section entitled “Risk Factors” beginning on page 22 of this proxy statement/prospectus and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 20 of this proxy statement/prospectus.

The CoreCard Board believed that, overall, the potential benefits of the Merger to CoreCard Stockholders outweighed the risks and uncertainties of the Merger and outweighed CoreCard’s other financial and strategic alternatives, including to continue to operate as a standalone public company.

This discussion of the information and factors considered by the CoreCard Board in reaching its conclusions and recommendation includes the principal factors considered by the CoreCard Board, but is not intended to be exhaustive and may not include all of the factors considered by the CoreCard Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the Merger Agreement, and the complexity of these matters, the CoreCard Board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger and the Merger Agreement, and to make its recommendation to CoreCard Stockholders. Rather, the CoreCard Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including through its discussions with, and questioning of, members of CoreCard’s senior management and CoreCard’s advisors, as well as its experience and history. In addition, individual members of the CoreCard Board may have assigned different weights to different factors.
Certain of CoreCard’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of CoreCard Stockholders generally. The CoreCard Board was aware of and considered these potential interests, among other matters, in evaluating the Merger and in making its recommendation to CoreCard Stockholders. For a discussion of these interests, see the section entitled “—Interests of Certain CoreCard Directors and Executive Officers in the Merger” beginning on page 69 of this proxy statement/prospectus.
On July 30, 2025, the CoreCard Board unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (b) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of CoreCard and its stockholders, (c) resolved to recommend adoption of the Merger Agreement by the stockholders entitled to vote thereon and (d) directed that the Merger Agreement be submitted to stockholders of CoreCard for adoption at a meeting of stockholders of CoreCard to be held to consider the adoption of the Merger Agreement. The CoreCard Board unanimously recommends that CoreCard Stockholders vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Advisory Compensation Proposal and (iii) “FOR” the Adjournment Proposal.
CoreCard Unaudited Forecasted Financial Information
CoreCard does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, certain non-public financial forecasts covering multiple years, prepared by CoreCard management and not for public disclosure, were provided to the CoreCard Board in connection with its evaluation of the Merger and were also provided to KBW for use by KBW in the financial analyses performed by it in connection with the opinion described under the section entitled “—Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 61 of this proxy statement/prospectus.
The summary of these financial forecasts presented below is not included in this proxy statement/prospectus to influence any CoreCard Stockholder’s decision whether to vote for or against the Merger Agreement Proposal or the Advisory Compensation Proposal, but is included solely to give CoreCard Stockholders access to these forecasts, because these forecasts were made available to the CoreCard Board and KBW.
The inclusion in this proxy statement/prospectus of a summary of the CoreCard forecasted financial information should not be regarded as an indication that the CoreCard Board, or that CoreCard or Euronet (or any of their respective affiliates, officers, directors, advisors or other representatives) or any other person, considered, or now considers, the CoreCard forecasted financial information to be necessarily predictive of actual future events or results of CoreCard’s or Euronet’s operations and should not be relied upon as such. CoreCard management’s internal financial forecasts, upon which the CoreCard forecasted financial information was based, are subjective in many respects. There can be no assurance that the CoreCard forecasted financial information will be realized or that actual results will not be significantly higher or lower than forecasted. The CoreCard forecasted financial information covers multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. As a result, the CoreCard forecasted financial information summarized in this proxy statement/prospectus should not be relied on as necessarily predictive of actual future events.
In addition, the CoreCard forecasted financial information was not prepared with a view to compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The forecasted financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, CoreCard’s management. Neither Nichols, Cauley & Associates, LLC, CoreCard’s prior independent registered public accounting firm for the years ended December 31, 2024 and 2023, nor Cherry Bekaert LLP, CoreCard’s current independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the CoreCard forecasted financial information and neither firm expresses an opinion or any other form of assurance with respect thereto. The Nichols, Cauley & Associates, LLC reports incorporated by reference into this proxy statement/prospectus relate to CoreCard’s previously issued financial statements as of December 31, 2024 and 2024 and for the two years ended 2024. Those reports do not extend to the CoreCard forecasted financial information and should not be read as doing so. Neither Euronet’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
The CoreCard forecasted financial information was based on numerous variables and assumptions that were deemed to be reasonable as of the date when such forecasted financial information was finalized. Such assumptions relate to variables, most of which are beyond CoreCard’s control, that are inherently uncertain and difficult to predict or estimate. Projected revenue is subject to various factors and contingencies, in particular the number and value of professional services contracts that CoreCard’s customers will require in a given period. CoreCard’s customers typically request CoreCard’s professional services to modify or enhance their CoreCard software implementation based on their specific business strategy and operational requirements, which vary from customer to customer and period to period, which is subject to variability based on, among other things, customer orders that may increase or decrease relative to CoreCard’s expectations based on macroeconomic, industry or customer-specific conditions. Assumptions that were used by CoreCard in developing the CoreCard forecasted financial information include, but are not limited to, the following:
•	Goldman continues as a CoreCard customer through the 2027 period, after which CoreCard receives only the termination fee due upon termination prior to December 31, 2030;
•
gross margins of 47% in 2025, 49% in 2026 and 47% in 2027, then dropping to 37% in 2028, reflecting the loss of significant revenues from Goldman and increasing to 41% and 43% in 2029 and 2030, respectively;

•
approximately $11.6 million of development spend in 2025, which is expected to decline to $8-9 million of annual development spend for 2026 through 2030, reflecting the anticipated completion of CoreCard’s CoreFinity platform in 2026;

•	operating margins of 20% in 2025, 29% in 2026, 25% in 2027, 13% in 2028, 19% in 2029 and 22% in 2030, the decline in 2028 reflecting the loss of significant revenues from Goldman; and
•	a 25% effective corporate tax rate.
The CoreCard forecasted financial information also reflects assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. The CoreCard forecasted financial information was based on information known to CoreCard management as of July 30, 2025.
Important factors that may affect actual results and cause the CoreCard forecasted financial information not to be achieved include, but are not limited to, uncertainties relating to CoreCard’s business (including the ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions and other factors described in this proxy/statement prospectus or described or referenced in CoreCard’s filings with the SEC, including CoreCard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The CoreCard forecasted financial information constitutes “forward-looking statements,” and actual results may differ materially and adversely from those projected. For more information, see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 20 of this proxy statement/prospectus. In addition, the CoreCard forecasted financial information reflects assumptions as to certain business decisions that are subject to change and subjective judgment that is susceptible to multiple interpretations and to periodic revisions based on actual experience and business developments. The CoreCard forecasted financial information does not reflect revised prospects for the respective businesses of CoreCard and Euronet, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the CoreCard forecasted financial information was prepared.

The CoreCard forecasted financial information was developed for use by the CoreCard Board in its evaluation of the Merger and by KBW for purposes of its financial analysis and opinion utilizing CoreCard management’s best then available estimates and judgments at the time of its preparation. The CoreCard forecasted financial information was developed on a standalone basis without giving effect to the Merger, and therefore, the CoreCard forecasted financial information does not give effect to the Merger or any changes to the combined company’s operations or strategy that may be implemented after the Effective Time if the Merger is completed, including potential cost synergies to be realized as a result of the Merger, or to any costs incurred in connection with the Merger or any potential dispositions. Furthermore, the CoreCard forecasted financial information does not take into account the effect of any failure of the Merger and should not be viewed as accurate or continuing in that context.
Accordingly, there can be no assurance that the CoreCard forecasted financial information will be realized or that CoreCard’s future financial results will not vary materially from the CoreCard forecasted financial information. None of CoreCard, Euronet or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the CoreCard forecasted financial information, and none of CoreCard, Euronet or any of their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the CoreCard forecasted financial information to reflect circumstances existing or developments and events occurring after the date of the CoreCard forecasted financial information or that may occur in the future, even in the event that any or all of the assumptions underlying the CoreCard forecasted financial information are not realized or are shown to be inappropriate, including with respect to the accounting treatment of the Merger under GAAP, or to reflect changes in general economic or industry conditions. CoreCard and Euronet do not intend to make available publicly any update or other revision to the CoreCard forecasted financial information, except as otherwise required by applicable law. None of CoreCard, Euronet or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any CoreCard Stockholder or any other person regarding the ultimate performance of CoreCard or Euronet compared to the information contained in the CoreCard forecasted financial information or that the outcomes reflected in or implied by the CoreCard forecasted financial information will be achieved. The inclusion in this proxy statement/prospectus of a summary of the CoreCard forecasted financial information should not be deemed an admission or representation by CoreCard, Euronet or any of their respective advisors or other representatives or any other person that the CoreCard forecasted financial information or such summary is viewed as material information of CoreCard or Euronet, particularly in light of the inherent risks and uncertainties associated with such forecasts.
In light of the foregoing factors and considering that the special meeting will be held several months after the CoreCard forecasted financial information was prepared, as well as the uncertainties inherent in the CoreCard forecasted financial information, CoreCard Stockholders are cautioned not to place undue, if any, reliance on the information presented in this summary of the CoreCard forecasted financial information, and CoreCard and Euronet urge all CoreCard Stockholders to review CoreCard’s most recent SEC filings for a description of CoreCard’s reported financial results and Euronet’s most recent SEC filings for a description of Euronet’s reported financial results. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus.
Summary of CoreCard Unaudited Forecasted Financial Information(1)

(in thousands)	2025	2026	2027	2028	2029	2030
Net revenue	$70,009	$82,134	$78,644	$63,359	$72,863	$83,792
Adjusted EBITDA(2)(3)	$22,877	$31,877	$26,683	$14,705	$20,381	$25,220
Unlevered free cash flow(4)	$12,074	$19,077	$15,873	$7,527	$11,609	$15,054

(1)	Prepared based on information known to CoreCard management as of July 30, 2025.
(2)
EBITDA is defined as net income (loss) adjusted to exclude depreciation and amortization; income tax expense (benefit); investment income (loss); and other income (expense), net. Adjusted EBITDA is defined as EBITDA plus or minus certain non-cash items or items that arise from time to time outside the ordinary course of CoreCard’s operations, including employee stock-based compensation expense, development expenses related to CoreFinity and other specified expenses.

(3)
This measure is not calculated in accordance with GAAP, should not be considered as a substitute for any measure calculated in accordance with GAAP and may not be comparable to similarly titled measures reported by other companies.

(4)	Unlevered free cash flow is defined as Adjusted EBITDA less cash taxes, less capital expenditures, less change in net working capital and other.

Opinion of Keefe, Bruyette & Woods, Inc.
CoreCard engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render an opinion to the CoreCard Board as to the fairness, from a financial point of view, to holders of CoreCard Common Stock of the Exchange Ratio in the Merger. CoreCard selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the CoreCard Board held on July 30, 2025 at which the CoreCard Board evaluated the proposed Merger. At this meeting, KBW reviewed the financial aspects of the proposed Merger and rendered to the CoreCard Board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the Exchange Ratio (which was defined in the opinion as the exchange ratio obtained by dividing $30.00 by the Euronet Stock Price, rounded to four decimal places) in the Merger was fair, from a financial point of view, to the holders of CoreCard Common Stock. The CoreCard Board approved the Merger Agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the CoreCard Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion addressed only the fairness, from a financial point of view, to the holders of CoreCard Common Stock of the exchange ratio (as defined in the opinion) in the Merger. It did not address the underlying business decision to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the CoreCard Board in connection with the Merger, and it does not constitute a recommendation to any holder of CoreCard Common Stock or any stockholder of any other entity as to how to vote or act in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder or stockholder should enter into a voting, shareholders’, or affiliates’ or similar agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder or stockholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CoreCard and Euronet and bearing upon the Merger, including among other things:
•	a draft dated July 29, 2025 of the Merger Agreement (the most recent draft made available to KBW);
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of CoreCard;
•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 of CoreCard;
•	certain draft and unaudited financial results for the fiscal quarter ended June 30, 2025 of CoreCard (provided by CoreCard);
•	the audited financial statements and the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of Euronet;
•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 of Euronet;
•	certain other interim reports and other communications of CoreCard and Euronet to their respective stockholders; and
•	other financial information concerning the businesses and operations of CoreCard and Euronet furnished to KBW by CoreCard or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•	the historical and current financial position and results of operations of CoreCard and Euronet;
•	the assets and liabilities of CoreCard and Euronet;
•	a comparison of certain financial and stock market information for CoreCard and Euronet with similar information for certain other companies, the securities of which were publicly traded;
•
financial and operating forecasts and projections of CoreCard that were prepared by CoreCard management, provided to and discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the CoreCard Board; and

•
publicly available consensus “street estimates” of Euronet that were discussed with KBW by CoreCard management and used and relied upon by KBW at the direction of CoreCard management and with the consent of the CoreCard Board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the financial technology and payments industries generally. KBW also participated in discussions with the management of CoreCard regarding the past and current business operations, regulatory relations, financial condition and future prospects of CoreCard and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by CoreCard to solicit indications of interest from third parties regarding a potential transaction with CoreCard.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of CoreCard as to the reasonableness and achievability of the financial and operating forecasts and projections of CoreCard and the publicly available consensus “street estimates” of Euronet, all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information represented, or in the case of the Euronet “street estimates” referred to above that such estimates were reasonable estimates consistent with, the best currently available estimates and judgments of CoreCard management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.
It is understood that the portion of the foregoing financial information that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Euronet referred to above, was based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with CoreCard management and with the consent of the CoreCard Board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of CoreCard or Euronet since the date of the last financial statements that were made available to KBW. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CoreCard or Euronet, nor did KBW evaluate the solvency, financial capability or fair value of CoreCard or Euronet under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed that, in all respects material to its analyses:
•
the Merger and any related transactions would be completed substantially in accordance with the terms set forth in the Merger Agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW referred to above) with no adjustments to the Exchange Ratio and with no other payments in respect of CoreCard Common Stock;

•	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement were true and correct;
•	each party to the Merger Agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•
there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions would be satisfied without any waivers or modifications to the Merger Agreement or any of the related documents; and

•
in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on CoreCard, Euronet or the pro forma entity, or the contemplated benefits of the Merger.

KBW assumed that the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by CoreCard that CoreCard relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CoreCard, Euronet, Merger Sub, the Merger and any related transaction and the Merger Agreement. KBW did not provide advice with respect to any such matters. KBW assumed, at the direction of CoreCard and without independent verification, that the Euronet Stock Price would not be less than $95.4798, and KBW expressed no opinion as to the exchange ratio collar provided for in the Merger Agreement.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio (as defined in the opinion) in the Merger to the holders of CoreCard Common Stock. KBW expressed no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction, including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to CoreCard, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There has been significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•	the underlying business decision of CoreCard to engage in the Merger or enter into the Merger Agreement;
•	the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CoreCard, or the CoreCard board;
•
the fairness of the amount or nature of the compensation to any of CoreCard’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CoreCard Common Stock;

•
the effect of the Merger or any related transaction on, or the fairness of any consideration to be received by, holders of any class of securities of CoreCard (other than holders of CoreCard Common Stock (solely with respect to the exchange ratio, as described in KBW’s opinion and not relative to any consideration to be received by holders of any other class of securities)) or holders of any class of securities of Euronet or any other party to any transaction contemplated by the Merger Agreement;

•
what the actual Euronet Stock Price or what the actual number of shares of Euronet Common Stock to be issued in the Merger for one share of CoreCard Common Stock would be or any differences from the Euronet Stock Price and the Exchange Ratio assumed in the Merger for purposes of KBW’s opinion;

•	the actual value of Euronet Common Stock to be issued in the Merger;
•
the prices, trading range or volume at which CoreCard Common Stock or Euronet Common Stock would trade following the public announcement of the Merger or the prices, trading range or volume at which Euronet Common Stock would trade following the consummation of the Merger;

•	any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Merger Agreement; or
•
any legal, regulatory, accounting, tax or similar matters relating to CoreCard, Euronet or their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any related transaction, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, CoreCard and Euronet. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the CoreCard Board in making its determination to approve the Merger Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the CoreCard Board with respect to the fairness of the Exchange Ratio in the Merger. The type and amount of consideration payable in the Merger were determined through negotiation between CoreCard and Euronet, and the decision of CoreCard to enter into the Merger Agreement was solely that of the CoreCard Board.
The following is a summary of the material financial analyses presented by KBW to the CoreCard Board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the CoreCard Board but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

CoreCard Selected Companies Analysis
Using publicly available information, KBW compared the market performance of CoreCard to 13 selected major exchange-traded payments infrastructure and issuer processor companies.
The selected companies were as follows (shown in descending order of market capitalization):

Fiserv, Inc.
PayPal Holdings, Inc.
Block, Inc.
Fidelity National Information Services, Inc.
Corpay, Inc.
Global Payments Inc.
Shift4 Payments, Inc.
WEX Inc.
Marqueta, Inc.
EVERTEC, Inc.
Paysafe Limited
Priority Technology Holdings, Inc.
Repay Holdings Corporation

To perform this analysis, KBW used market price information as of July 29, 2025 and financial information for the latest 12 months (“LTM”) available or as of the end of such period. In addition, KBW used calendar year (“CY”) 2025 and CY 2026 revenue and adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) estimates (denoted here as “CY 2025E” and “CY 2026E”, respectively) taken from financial forecasts and projections of CoreCard provided by CoreCard management and publicly available consensus “street estimates” of the selected companies. KBW reviewed, among other things, the implied enterprise values of CoreCard and the selected companies as multiples of LTM, CY 2025 and CY 2026 revenue and adjusted EBITDA.
KBW’s analysis showed the following concerning the market performance of CoreCard and the selected companies (excluding the impact of the Enterprise Value-to-LTM Adjusted EBITDA and Enterprise Value-to-CY 2025E Adjusted EBITDA multiples for one of the selected companies, which multiples were considered to be not meaningful because they were greater than 20.0x):

Selected Companies
	CoreCard	75th Percentile	Average	Median	25th Percentile
Enterprise Value / LTM Revenue	2.9x	5.5x	3.9x	3.3x	2.3x
Enterprise Value / CY 2025E Revenue	2.7x	5.2x	3.7x	3.2x	2.2x
Enterprise Value / CY 2026E Revenue	2.3x	4.8x	3.3x	2.7x	2.1x
Enterprise Value / LTM Adjusted EBITDA	12.1x	13.8x	10.3x	9.3x	6.8x
Enterprise Value / CY 2025E Adjusted EBITDA	8.2x	12.6x	9.6x	9.2x	6.4x
Enterprise Value / CY 2026E Adjusted EBITDA	5.9x	11.6x	9.5x	9.7x	5.8x

In addition, KBW applied a range of Enterprise Value-to-LTM Revenue multiples of 2.3x to 3.3x derived from the 25th percentile and median multiples of the selected companies to the LTM ended June 30, 2025 revenue of CoreCard, using the unaudited financial results of CoreCard provided by CoreCard. KBW applied a range of Enterprise Value-to-CY 2025E Revenue multiples of 2.2x to 3.2x derived from the 25th percentile and median multiples of the selected companies to the CY 2025 estimated revenue of CoreCard, which was taken from financial forecasts and projections of CoreCard provided by CoreCard, and a range of Enterprise Value-to-CY 2026E Revenue multiples of 2.1x to 2.7x derived from the 25th percentile and median multiples of the selected companies to the CY 2026 estimated revenue of CoreCard, which was also taken from financial forecasts and projections of CoreCard provided by CoreCard. KBW applied a range of Enterprise Value-to-LTM Adjusted EBITDA multiples of 6.8x to 9.3x derived from the 25th percentile and median multiples of the selected companies to the LTM ended June 30, 2025 adjusted EBITDA of CoreCard, using the unaudited financial results of CoreCard provided by CoreCard. KBW applied a range of Enterprise Value-to-CY 2025E Adjusted EBITDA multiples of 6.4x to 9.2x derived from the 25th percentile and median multiples of the selected companies to the CY 2025 estimated adjusted EBITDA of

CoreCard, which was taken from financial forecasts and projections of CoreCard provided by CoreCard, and a range of Enterprise Value-to-CY 2026E Adjusted EBITDA multiples of 5.8x to 9.7x derived from the 25th percentile and median multiples of the selected companies to the CY 2026 estimated adjusted EBITDA of CoreCard, which was also taken from financial forecasts and projections of CoreCard provided by CoreCard. This analysis indicated the following ranges of the implied value per share of CoreCard Common Stock, as compared to an implied transaction equity value for the proposed merger of $30.00 per outstanding share of CoreCard Common Stock:

Implied Value Per Share Ranges of CoreCard Common Stock
Based on LTM ended June 30, 2025 Revenue of CoreCard provided by CoreCard	$17.70 to $26.12
Based on CY2025E Revenue of CoreCard provided by CoreCard	$18.80 to $27.42
Based on CY2026E Revenue of CoreCard provided by CoreCard	$20.86 to $26.53
Based on LTM ended June 30, 2025 Adjusted EBITDA of CoreCard provided by CoreCard	$12.75 to $17.33
Based on CY2025E Adjusted EBITDA of CoreCard provided by CoreCard	$17.78 to $25.26
Based on CY2026E Adjusted EBITDA of CoreCard provided by CoreCard	$22.46 to $37.24

No company used as a comparison in the above selected companies analysis is identical to CoreCard. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
CoreCard Discounted Cash Flow Analysis
KBW performed a discounted cash flow analysis to estimate ranges for the implied equity value of CoreCard. In this analysis, KBW used financial and operating forecasts and projections of CoreCard provided by CoreCard management, and assumed discount rates ranging from 13.0% to 17.0%. The ranges of values were determined by adding (i) the present value of the estimated unlevered, after-tax free cash flows that CoreCard could generate over the period from January 1, 2025 to December 31, 2030 as a standalone company and (ii) the present value of implied terminal values of CoreCard at the end of such period. KBW derived implied terminal values using two methodologies, one based on perpetuity growth rates and the other based on adjusted EBITDA terminal value multiples. Using implied terminal values for CoreCard calculated by applying a perpetuity growth rate range of 2.0% to 3.0% to CoreCard’s CY 2030 estimated unlevered, after-tax free cash flows, this analysis resulted in a range of implied values per share of CoreCard Common Stock of $12.53 to $17.56, as compared to an implied transaction equity value for the proposed merger of $30.00 per outstanding share of CoreCard Common Stock. Using implied terminal values for CoreCard calculated by applying an adjusted EBITDA terminal value multiple range of 7.0x to 11.0x to CoreCard’s CY 2030 estimated adjusted EBITDA, this analysis resulted in a range of implied values per share of CoreCard Common Stock of $16.66 to $25.67, as compared to an implied transaction equity value for the proposed merger of $30.00 per outstanding share of CoreCard Common Stock.
The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions, including terminal values and discount rates. The discounted cash flow analysis did not purport to be indicative of the actual values or expected values of CoreCard.
Euronet Selected Companies Analysis
Using publicly available information, KBW compared the market performance of Euronet to the 13 selected major exchange-traded payments infrastructure and issuer processor companies from the “CoreCard Selected Companies Analysis” and also five selected major exchange-traded cross-border payment and money transfer companies.
The selected cross-border payment and money transfer companies were as follows (shown in descending order of market capitalization):

Wise plc
The Western Union Company
Remitly Global, Inc.
Payoneer Global, Inc.
Flywire Corporation

To perform this analysis, KBW used market price information as of July 29, 2025 and financial information for the latest 12 months (“LTM”) available or as of the end of such period. In addition, KBW used CY 2025 and CY 2026 revenue and adjusted EBITDA estimates taken from publicly available consensus “street estimates” of Euronet and the selected companies. KBW reviewed, among other things, the implied enterprise values of Euronet and the selected companies as multiples of LTM, CY 2025 and CY 2026 revenue and adjusted EBITDA.
KBW’s analysis showed the following concerning the market performance of Euronet and the selected companies (excluding the impact of the Enterprise Value-to-LTM Adjusted EBITDA and Enterprise Value-to-CY 2025E Adjusted EBITDA multiples for one of the selected companies, which multiples were considered to be not meaningful because they were greater than 20.0x):

All Selected Companies
	Euronet	75th Percentile	Average	Median	25th Percentile
Enterprise Value / LTM Revenue	1.1x	4.0x	3.5x	2.8x	2.2x
Enterprise Value / CY 2025E Revenue	1.1x	3.7x	3.3x	2.7x	2.1x
Enterprise Value / CY 2026E Revenue	1.0x	3.5x	2.9x	2.5x	1.8x
Enterprise Value / LTM Adjusted EBITDA	6.4x	14.1x	10.5x	8.3x	6.9x
Enterprise Value / CY 2025E Adjusted EBITDA	5.8x	12.9x	9.8x	9.3x	6.5x
Enterprise Value / CY 2026E Adjusted EBITDA	5.3x	11.4x	9.3x	9.6x	6.2x

KBW’s analysis also showed the following concerning the market performance of Euronet and the five selected cross-border payment and money transfer companies:

Selected Companies –Cross- border Payment and Money Transfer
	Euronet	75th Percentile	Average	Median	25th Percentile
Enterprise Value / LTM Revenue	1.1x	2.8x	2.5x	2.5x	2.1x
Enterprise Value / CY 2025E Revenue	1.1x	2.4x	2.2x	2.2x	2.1x
Enterprise Value / CY 2026E Revenue	1.0x	2.1x	1.9x	2.0x	1.8x
Enterprise Value / LTM Adjusted EBITDA	6.4x	15.9x	11.1x	7.9x	7.8x
Enterprise Value / CY 2025E Adjusted EBITDA	5.8x	12.9x	10.3x	9.3x	8.8x
Enterprise Value / CY 2026E Adjusted EBITDA	5.3x	9.8x	8.8x	9.5x	8.4x

In addition, KBW applied a range of Enterprise Value-to-LTM Adjusted EBITDA multiples of 6.9x to 8.3x derived from the 25th percentile and median multiples of the selected companies to the LTM ended June 30, 2025 adjusted EBITDA of Euronet, using the unaudited financial results of Euronet for the fiscal quarters ended September 30, 2024, December 31, 2024 and March 31, 2025 and publicly available consensus “street estimates” of Euronet for the fiscal quarter ended June 30, 2025. KBW applied a range of Enterprise Value-to-CY 2025E Adjusted EBITDA multiples of 6.5x to 9.3x derived from the 25th percentile and median multiples of the selected companies to the CY 2025 estimated adjusted EBITDA of Euronet, which was taken from publicly available “street estimates” of Euronet, and a range of Enterprise Value-to-CY 2026E Adjusted EBITDA multiples of 6.2x to 9.6x derived from the 25th percentile and median multiples of the selected companies to the CY 2026 estimated adjusted EBITDA of Euronet, which was also taken from publicly available “street estimates” of Euronet. KBW applied a range of Enterprise Value-to-LTM Adjusted EBITDA multiples of 7.8x to 7.9x derived from the 25th percentile and median multiples of the selected cross-border payment and money transfer companies to the LTM ended June 30, 2025 adjusted EBITDA of Euronet, using the unaudited financial results of Euronet for the fiscal quarters ended September 30, 2024, December 31, 2024 and March 31, 2025 and publicly available consensus “street estimates” of Euronet for the fiscal quarter ended June 30, 2025. KBW then applied a range of Enterprise Value-to-CY 2025E Adjusted EBITDA multiples of 8.8x to 9.3x derived from the 25th percentile and median multiples of the selected cross-border payment and money transfer companies to the CY 2025 estimated adjusted EBITDA of Euronet, which was taken from publicly available “street estimates” of Euronet, and a range of Enterprise Value-to-CY 2026E Adjusted EBITDA multiples of 8.4x to 9.5x derived from the 25th percentile and median multiples of the selected cross-border payment and money transfer companies to the CY 2026 estimated adjusted EBITDA of Euronet, which was also taken from publicly available “street estimates” of Euronet. This analysis indicated the following ranges of the implied value per share of Euronet Common Stock, as compared to the closing price of Euronet Common Stock on July 29, 2025 of $101.19 per share:

Implied Value Per Share Ranges of Euronet Common Stock
	All Selected Companies	Selected Cross- border Payment and Money Transfer Companies
Based on LTM ended June 30, 2025 Adjusted EBITDA of Euronet	$108.48 to $130.89	$124.17 to $124.45
Based on CY 2025E Adjusted EBITDA of Euronet	$112.75 to $163.78	$153.91 to $163.78
Based on CY 2026E Adjusted EBITDA of Euronet	$118.28 to $184.44	$160.84 to $182.34

No company used as a comparison in the above is identical to Euronet. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Other Information
In addition to the financial analyses described above, KBW reviewed with the CoreCard Board for informational purposes, among other things:
•
implied transaction value to LTM revenue and LTM adjusted EBITDA multiples in nine selected mergers and acquisitions transactions in which the acquired company was a global fintech infrastructure, issuer processor, payments or payments disbursement company and the resulting ranges of implied value per share of CoreCard Common Stock of $21.35 to $38.23 and $22.80 to $26.27 derived by applying the 25th percentile and median multiples of the selected transactions to corresponding financial data of CoreCard;

•	historical closing prices of CoreCard Common Stock and Euronet Common Stock during the 52-week period ended on July 29, 2025; and
•	publicly available Wall Street research analysts’ price targets for CoreCard Common Stock and Euronet Common Stock.
Miscellaneous
KBW was retained by CoreCard solely to render its opinion to the CoreCard Board, and KBW did not act as a financial advisor or other advisor to, or as an agent of, CoreCard or any other person. As part of KBW’s investment banking business, KBW is regularly engaged in the valuation of securities of financial services companies in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. In the ordinary course of its and their broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, CoreCard, Euronet and their respective affiliates. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CoreCard and Euronet.
Pursuant to the KBW engagement agreement, CoreCard agreed to pay KBW a total cash fee of $500,000, a portion of which fee became payable upon the execution of the KBW engagement agreement and the remainder of which fee became payable to KBW concurrently with the rendering of KBW’s opinion. CoreCard also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith.
Other than in connection with the present engagement, during the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to CoreCard. During the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Euronet. KBW may in the future provide investment banking and financial advisory services to CoreCard or Euronet and receive compensation for such services.

Interests of Certain CoreCard Directors and Executive Officers in the Merger
In considering the recommendation of the CoreCard Board that CoreCard Stockholders vote ”FOR” the Merger Agreement Proposal, CoreCard Stockholders should be aware that CoreCard’s executive officers and non-employee directors have interests in the Merger that may be different from, or in addition to, those of CoreCard Stockholders generally. The CoreCard Board was aware of and considered these interests, among other matters, in approving the Merger Agreement and the Merger and in recommending that CoreCard Stockholders vote their shares of CoreCard Common Stock in favor of the Merger Agreement Proposal, the Advisory Compensation Proposal and the Adjournment Proposal.
Executive Officers and Non-employee Directors
For purposes of this disclosure, CoreCard’s executive officers at any time since January 1, 2024, the first day of CoreCard’s 2024 fiscal year (referred to in this section as “executive officers”) are as follows:

Name	Position
J. Leland Strange	Director, Chairman of the Board, President and Chief Executive Officer
Matthew A. White	Chief Financial Officer and Secretary

For purposes of this disclosure, CoreCard’s non-employee directors at any time since January 1, 2024, the first day of CoreCard’s 2024 fiscal year (referred to in this section as “non-employee directors”) are as follows: A. Russell Chandler, III, Philip H. Moise and Kathryn Petralia.
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•	the Effective Time is August 29, 2025, which is the assumed date of the Closing solely for purposes of the disclosure in this section;
•
the relevant price per share of Euronet Common Stock is $93.99, which is the average closing price per share of CoreCard Common Stock as reported on the Nasdaq over the first five business days following the first public announcement of the Merger on July 30, 2025, which would result in an Exchange Ratio of 0.3142 and an implied value of the per share Merger consideration of $29.53;

•	the potential payments and benefits described in this section are not subject to a “cutback” to avoid the “golden parachute” excise tax that may be imposed under Section 4999 of the Code; and
•
amounts included herein do not attempt to forecast any additional equity grants or other awards or forfeitures that may occur prior to the date on which the Closing actually occurs (the “Closing Date”) following the assumed Effective Time of August 29, 2025.

As the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.
Treatment of CoreCard Equity Awards
Pursuant to the terms of the Merger Agreement, at the Effective Time:
•
each of CoreCard’s non-employee directors and executive officers will be entitled to receive, for each vested share of CoreCard Common Stock such individual holds, the Per Share Merger Consideration in the same manner as other CoreCard Stockholders;

•
pursuant to the applicable CoreCard equity plan, each CoreCard RSU that is outstanding and unvested immediately prior to the Effective Time will become vested and will automatically, without any action on the part of the holder thereof, be cancelled in consideration for the right to receive the Merger Consideration in respect of each share of CoreCard Common Stock subject to such CoreCard RSU award immediately prior to the Effective Time (treating such CoreCard RSU awards in the same manner as outstanding shares of CoreCard Common Stock for such purposes). The Merger Consideration to be issued or paid by Euronet with respect to CoreCard RSU awards will be issued and paid by Euronet, subject to any applicable withholdings, to the applicable holder within 5 business days following the Effective Time; and

•
each CoreCard stock option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, will become fully vested and exercisable immediately prior to, but subject to the occurrence of, the Effective Time, will be automatically terminated and cancelled at the Effective Time and will cease to exist or be outstanding, and will be automatically converted by virtue of the Merger and without any action on the part of the holders, into the right to receive, without interest, an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of CoreCard Common Stock issuable upon the exercise in full of such CoreCard stock option immediately prior to the Effective Time by (ii) the excess of (x) the product of the Exchange Ratio multiplied by the Euronet Stock Price over (y) the per share exercise price of such CoreCard stock option immediately prior to the Effective Time. Each CoreCard stock option holder entitled to the stock option consideration will receive such amount, subject to applicable withholding, through the payroll of the surviving company or any of CoreCard subsidiaries, as applicable, as soon as practicable following the Effective Time.

Table of Equity Compensation
The following table sets forth, for each executive officer of CoreCard, the number of shares of CoreCard Common Stock underlying each of the CoreCard stock options and CoreCard RSUs that were outstanding, and the extent vested or unvested, as of August 29, 2025, which is the assumed Closing Date of the Merger solely for the purposes of the disclosure in this proxy statement/prospectus.

	CoreCard Stock Options		CoreCard RSUs
	Unvested CoreCard Options (#)	Vested CoreCard Options (#)	Unvested CoreCard RSUs (#)
J. Leland Strange	—	—	11,746(2)
Matthew A. White	—	30,000(1)	11,746(2)

(1)	Represents CoreCard stock options previously granted to Mr. White with an exercise price of $19.99 per share and expiration date of January 21, 2029.
(2)
Represents the following restricted stock unit awards that were previously granted to each of Mr. Strange and Mr. White: (a) 8,125 restricted stock units that vest on February 12, 2027 and (b) 3,621 restricted stock units that vest on October 10, 2027.

As of August 29, 2025, which is the assumed Closing Date of the Merger solely for the purposes of the disclosure in this proxy statement/prospectus, none of the CoreCard non-employee directors held any CoreCard stock options or restricted stock units.
Compensation Arrangements with Euronet
Prior to the Effective Time, Euronet may in its discretion initiate negotiations of agreements, arrangements and understandings with certain of CoreCard’s executive officers regarding compensation and benefits and may enter into definitive agreements with certain of CoreCard’s executive officers regarding continued employment with, or the right to purchase or participate in the equity of, Euronet or one or more of its affiliates. As of the date of this proxy statement/prospectus, no such agreements, arrangements or understandings have been entered into between any of CoreCard’s executive officers and Euronet.
Indemnification and Insurance of Directors and Officers
The Merger Agreement provides that directors and officers of CoreCard will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies for a period of six years following the Effective Time. For additional information, see the section entitled “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” beginning on page 91 of this proxy statement/prospectus.
Quantification of Potential Payments and Benefits to CoreCard’s Named Executive Officers
In accordance with Item 402(t) of Regulation S-K, the table below sets forth, for each CoreCard named executive officer, estimates of the amounts of compensation that are based on or otherwise relate to the Merger and that will or may become payable to such CoreCard named executive officer immediately at the Effective Time. CoreCard Stockholders are being asked to approve, on a non-binding, advisory basis, such compensation of the CoreCard named executive officers. Because the vote to approve such compensation is an advisory vote, it will not be binding on CoreCard, the CoreCard Board or Euronet. Accordingly, if the Merger Agreement Proposal is approved by the CoreCard Stockholders and the Merger is completed, such compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described in the footnotes to the tables below and in this “—Interests of Certain CoreCard Directors and Executive Officers in the Merger” section of this proxy statement/prospectus.
The potential payments shown in the table below are quantified in accordance with Item 402(t) of Regulation S-K. The estimated values are based on the assumptions described above. The amounts shown in the table below are estimates based on multiple assumptions, including assumptions described in this proxy statement/prospectus, that may or may not actually occur and do not attempt to forecast certain compensation actions that may occur before the Effective Time, including any additional equity award grants, issuances, vesting events or forfeitures that may occur prior to the Effective Time. As a result, the amounts, if any, actually received by a CoreCard named executive officer may materially differ from the amounts set forth in the table below.
Golden Parachute Compensation

Named Executive Officer	Equity(1)	Total
J. Leland Strange	$346,859.38	$346,859.38
Matthew A. White	$633,059.38	$633,059.38

(1)
For each named executive officer, represents the aggregate value of (a) the CoreCard RSUs that will vest immediately prior to the Effective Time and be converted into Merger consideration, pursuant to the terms of the applicable CoreCard equity plan and the Merger Agreement, and (b) the value of the CoreCard stock options that will be cancelled and converted into Merger consideration pursuant to the terms of the Merger Agreement, in each case based on certain assumptions set forth above in “—Certain Assumptions.” For further details regarding the treatment of the CoreCard equity awards held by the named executive officers, see “—Interests of Certain CoreCard Directors and Executive Officers in the Merger—Treatment of CoreCard Equity Awards.”

Named Executive Officer	Outstanding CoreCard Stock Options		Outstanding CoreCard RSUs		Total ($)
	Number (#)	Value ($)	Number (#)	Value
J. Leland Strange	—	—	11,746(b)	346,859.38	346,859.38
Matthew A. White	30,000(a)	286,200	11,746(b)	346,859.38	633,059.38

(a)	Represents CoreCard stock options previously granted to Mr. White with an exercise price of $19.99 per share and expiration date of January 21, 2029.
(b)
Represents the following restricted stock unit awards that were previously granted to each of Mr. Strange and Mr. White: (a) 8,125 restricted stock units that vest on February 12, 2027 and (b) 3,621 restricted stock units that vest on October 10, 2027.

Board of Directors and Management of Euronet Following Completion of the Merger
Upon completion of the Merger, the directors and executive officers of Euronet are expected to continue in their current positions, other than as may be publicly announced by Euronet in the normal course.
Material U.S. Federal Income Tax Consequences of the Merger
Overview
The following discussion describes the anticipated material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of CoreCard Common Stock that exchange their shares of CoreCard Common Stock for shares of Euronet Common Stock in the Merger. This summary is based upon the Code, applicable Treasury Regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as currently in effect as of the date hereof, and all of which are subject to change (including as a result of the Supreme Court ruling in Loper Bright Enterprises v. Raimondo), possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion.
For purposes of this discussion, a “U.S. Holder” means a beneficial owner of CoreCard Common Stock that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the U.S., (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the U.S. or any state or political subdivision or the District of Columbia, (iii) a trust if  (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
This discussion addresses only those U.S. Holders that hold their shares of CoreCard Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, stock held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•	a financial institution;
•	a tax-exempt organization;
•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);
•	retirement plans, individual retirement accounts or other tax-deferred accounts;
•	an insurance company;
•	a regulated investment company;
•	a real estate investment trust;
•	a dealer or broker in stocks and securities, commodities or currencies;
•	a trader in securities that elects the mark-to-market method of accounting;
•	a holder of CoreCard Common Stock that received such stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•	a person that is not a U.S. holder (as defined above);
•	a person that has a functional currency other than the U.S. dollar;
•	a holder of CoreCard Common Stock that holds such stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or
•	a U.S. expatriate.
In addition, the discussion does not address any alternative minimum tax or any state, local or non-U.S. tax consequence of the Merger and it does not address any other U.S. federal tax consequences (such as gift or estate taxes or the unearned income Medicare contribution tax) or the tax consequences to holders of options. The actual tax consequences of the Merger to you may be complex. These consequences will depend on your individual situation. Holders of CoreCard Common Stock are urged to consult with their own tax advisors as to the tax consequences of the Merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, non-U.S. or other tax laws and of any changes in those laws.
If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds CoreCard Common Stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding CoreCard Common Stock should consult their own tax advisors.
Material U.S. Federal Income Tax Consequences of the Merger Generally
The parties intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Euronet’s obligation to complete the Merger that it receives an opinion from Stinson LLP (or another independent tax advisor of national reputation), dated the closing date of the Merger, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to CoreCard’s obligation to complete the Merger that it receives an opinion from Kilpatrick, Townsend & Stockton LLP (or another independent tax advisor of national reputation), dated as of the closing date of the Merger, to the effect that the Merger will qualify as a reorganization within the meaning of 368(a) of the Code. The opinions of Stinson LLP and Kilpatrick, Townsend & Stockton LLP provided on behalf of Euronet and CoreCard respectively will be based on representation letters provided by Euronet and CoreCard and on customary factual assumptions. The opinions described above will not be binding on the IRS or any court. CoreCard and Euronet have not sought and will not seek any ruling from the IRS regarding any matters relating to the Merger. There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in this discussion. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the Merger could be adversely affected. Provided the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (i) each of Euronet and CoreCard will be a party to such reorganization within the meaning of Section 368(b) of the Code, (ii) neither Euronet nor CoreCard will recognize any gain or loss as a result of the Merger and (iii) a U.S. Holder of CoreCard Common Stock that exchanges CoreCard Common Stock for Euronet Common Stock generally will not recognize gain or loss (except in respect of cash received in lieu of fractional shares of Euronet Common Stock, as discussed below).
The aggregate tax basis of the Euronet Common Stock a U.S. Holder of CoreCard Common Stock receives in the Merger (including any fractional shares deemed received and redeemed for cash as described below) will be the same as the aggregate tax basis of the CoreCard Common Stock surrendered in exchange for the Euronet Common Stock, reduced by any basis allocable to a fractional share of Euronet Common Stock for which cash is received. The holding period of the Euronet Common Stock received (including any fractional shares deemed received and sold for cash as described below) will include the holding period of the shares of CoreCard Common Stock surrendered.
If a U.S. Holder acquired different blocks of CoreCard Common Stock at different times or at different prices, the Euronet Common Stock such U.S. Holder receives will be allocated pro rata to each block of CoreCard Common Stock, and the basis and holding period of each block of Euronet Common Stock such U.S. Holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of CoreCard Common Stock exchanged for such block of Euronet Common Stock.
Cash In Lieu of Fractional Shares
If a U.S. Holder of CoreCard Common Stock receives cash in lieu of a fractional share of Euronet Common Stock, such U.S. Holder will be treated as having received the fractional share of Euronet Common Stock pursuant to the Merger and then as having sold that fractional share of Euronet Common Stock for cash in a redemption by Euronet. As a result, assuming that the cash received is not treated as a dividend (as described below), the U.S. Holder generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. This gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if, as of the effective date of the Merger, the U.S. Holder’s holding period for the fractional shares (including the holding period of the CoreCard Common Stock deemed surrendered in exchange for a fractional share of Euronet Common Stock) is greater than one year. The deductibility of capital losses is subject to limitations.
Potential Dividend Treatment
In some cases, if a U.S. Holder of CoreCard Common Stock actually or constructively owns shares of Euronet Common Stock (other than the shares of Euronet Common Stock received as consideration in connection with the Merger), the U.S. Holder’s recognized gain could be treated as having the effect of the distribution of a dividend under Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of the U.S. Holder’s ratable share of Euronet’s accumulated earnings and profits (as calculated for U.S. federal income tax purposes). The determination of whether a U.S. Holder will recognize a capital gain or dividend income as a result of its exchange of CoreCard Common Stock in the Merger is complex and must be determined on a stockholder-by-stockholder basis. Accordingly, each U.S. Holder should consult his, her or its own independent tax advisor as to the tax consequences of the Merger, including such determination, in its particular circumstances.
Information Reporting and Backup Withholding
In certain instances, you may be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:
•
furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the IRS Form W-9 or successor form included in the letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amount withheld under the backup withholding rules is not additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.
A CoreCard stockholder who receives Euronet Common Stock as a result of the Merger will be required to retain records pertaining to the Merger. Each CoreCard stockholder who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Euronet Common Stock in the Merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the Merger, the date of the Merger, such CoreCard stockholder’s basis in the CoreCard Common Stock surrendered and the fair market value of the Euronet Common Stock received in the Merger. A “significant holder” is a holder of CoreCard Common Stock who, immediately before the Merger, owned at least 5% (by vote or value) of the outstanding stock of CoreCard or securities of CoreCard with a basis for U.S. federal income tax purposes of at least $1 million.
This discussion is for general information purposes only and does not constitute tax advice. Holders of CoreCard Common Stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty. Holders of CoreCard Common Stock are also urged to consult their tax advisors with respect to the effect of possible changes in any of those laws after the date of this proxy statement/prospectus.
Accounting Treatment of the Merger
Euronet and CoreCard prepare their financial statements in accordance with GAAP. The Merger will be accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations, with Euronet considered as the accounting acquirer and CoreCard as the accounting acquiree. Accordingly, consideration to be given by Euronet to complete the Merger will be allocated to the identifiable tangible and intangible assets acquired and liabilities assumed of CoreCard based on their estimated fair values as of the date of the completion of the Merger, with any excess merger consideration being recorded as goodwill.
Regulatory Approvals
The completion of the Merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act, under which the Merger may not be completed until notification and report forms have been filed with the FTC, and the Antitrust Division of the DOJ, and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period. Euronet and CoreCard filed their HSR Act notifications with the FTC and the DOJ on August 25, 2025 and August 22, 2025, respectively. The 30-day waiting period expired September 24, 2025.
Expected Timing of the Merger
Euronet and CoreCard currently expect to complete the Merger in the fourth quarter of 2025. Neither Euronet nor CoreCard, however, can predict the actual date on which the Merger will be completed, and they cannot assure that the Merger will be completed, because completion of the Merger is subject to conditions beyond the control of each of Euronet and CoreCard.
Exchange of Shares
After the completion of the Merger, with respect to shares of CoreCard Common Stock held through DTC in book-entry form, the Exchange Agent will deliver to DTC or its nominee the Per Share Merger Consideration, together with cash in lieu of any fractional shares of Euronet Common Stock to which DTC is entitled under the Merger Agreement.
If you hold your shares of CoreCard Common Stock in certificated form, or in book-entry form but not through DTC, after receiving the proper documentation from you, following the Effective Time, the Exchange Agent will deliver to you the Euronet Common Stock and a check in the amount of any cash in lieu of any fractional share to which you would otherwise be entitled pursuant to the Merger Agreement.

Treatment of CoreCard Equity Awards
CoreCard RSUs
Immediately prior to the Effective Time of the Merger, pursuant to the applicable CoreCard equity plan, each CoreCard RSU award that is outstanding and unvested immediately prior to the Effective Time of the Merger will become vested and will automatically, without any action on the part of the holder thereof, be cancelled in consideration for the right to receive the Merger Consideration in respect of each share of CoreCard Common Stock subject to such CoreCard RSU award immediately prior to the Effective Time (treating such CoreCard RSU awards in the same manner as outstanding shares of CoreCard Common Stock for such purposes). The Merger Consideration to be issued or paid by Euronet with respect to CoreCard RSU awards will be issued and paid by Euronet, subject to any applicable withholdings, to the applicable holder within 5 business days following the Effective Time.
CoreCard Stock Option Awards
Each CoreCard stock option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, will become fully vested and exercisable immediately prior to, but subject to the occurrence of, the Effective Time, will be automatically terminated and cancelled at the Effective Time and will cease to exist or be outstanding, and will be automatically converted by virtue of the Merger and without any action on the part of the holders, into the right to receive, without interest, an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of CoreCard Common Stock issuable upon the exercise in full of such CoreCard stock option immediately prior to the Effective Time by (ii) the excess of (x) the product of the Exchange Ratio multiplied by the Euronet Stock Price over (y) the per share exercise price of such CoreCard stock option immediately prior to the Effective Time. Each CoreCard stock option holder entitled to the stock option consideration will receive such amount, subject to applicable withholding, through the payroll of the surviving company or any of CoreCard subsidiaries, as applicable, as soon as practicable following the Effective Time (but in any event not later than 5 business days after the Effective Time).
Dividend Policy
The Euronet Board has never declared or paid any dividend in the past.
The CoreCard Board has never declared or paid any dividend in the past. The terms of the Merger Agreement limit CoreCard’s ability to declare or pay dividends prior to the completion of the Merger.
For additional information on the treatment of dividends under the Merger Agreement, see the section entitled “The Merger Agreement—Conduct of the Business by CoreCard Pending the Merger” beginning on page 82 of this proxy statement/prospectus.
Euronet Stockholders and CoreCard Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.
Listing of Euronet Common Stock; Delisting of CoreCard Common Stock
It is a condition to the Closing that the Merger Consideration Shares be approved for listing on the Nasdaq, subject to official notice of issuance. Euronet has agreed to use its reasonable best efforts to cause the Merger Consideration Shares to be listed on the Nasdaq, subject to official notice of issuance.
Shares of CoreCard Common Stock currently trade on the NYSE under the stock symbol “CCRD.” When the Merger is completed, the CoreCard Common Stock currently listed on the NYSE will cease to be quoted on the NYSE and will be deregistered under the Exchange Act.
No Appraisal Rights
Under the GBCC, CoreCard Stockholders are not entitled to appraisal rights in connection with the Merger.

THE MERGER AGREEMENT
Explanatory Note Regarding the Merger Agreement
The following is a summary of certain material terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is included as Annex A to this proxy statement/prospectus and is incorporated herein by reference in its entirety. This summary is not intended to provide you with any other factual information about CoreCard, Euronet or Merger Sub. You are urged to read the Merger Agreement carefully and in its entirety as well as this proxy statement/prospectus before making any decisions regarding the Merger.
The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement; have been made only for purposes of the Merger Agreement; have been qualified by certain documents filed with, or furnished to, the SEC by CoreCard or by Euronet; have been qualified by confidential disclosures made to CoreCard or Euronet and Merger Sub, as applicable, in connection with the Merger Agreement; are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors; were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and have been included in the Merger Agreement for the purpose of allocating risk between CoreCard, on the one hand, and Euronet and Merger Sub, on the other hand, rather than establishing matters as facts.
You should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of CoreCard, Euronet or Merger Sub or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CoreCard’s or Euronet’s public disclosures. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus.
Structure of the Merger
At the Effective Time of the Merger, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into CoreCard, whereupon the separate existence of Merger Sub will cease, with CoreCard surviving the Merger. Following the Merger, CoreCard will be a wholly owned subsidiary of Euronet. The certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws, respectively, of the surviving company; provided that the name of the surviving company will be “CoreCard Corporation.” Unless otherwise determined by Euronet prior to the Effective Time of the Merger, the directors and officers of Merger Sub immediately prior to the Effective Time of the Merger, from and after the Effective Time of the Merger, will be the initial directors and officers of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
Closing and Effective Time of the Merger
Unless otherwise mutually agreed by CoreCard and Euronet, the closing of the Merger will take place at 8:00 a.m., New York City time, on the third business day following the satisfaction or, to the extent permitted by applicable law, waiver of the last of the conditions set forth in the Merger Agreement and described in the section entitled “ —Conditions to Completion of the Merger” (other than any such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the closing).
The Merger will become effective at such date and time as the certificate of Merger is duly filed with the Secretary of State of the State of Georgia or on such later date and time as may be agreed by CoreCard and Euronet and specified in the certificate of Merger.
As of the date of this proxy statement/prospectus, we expect to complete the Merger in the last three months of 2025. However, completion of the Merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to the completion of the Merger, which are described below and include regulatory clearances and approvals, and it is possible that factors outside the control of CoreCard or Euronet could delay the completion of the Merger, or prevent it from being completed at all. There may be a substantial amount of time between the Special Meeting and the completion of the Merger. We expect to complete the Merger promptly following the receipt of all required approvals.
Consideration To Be Received in the Merger
At the Effective Time, each share of CoreCard Common Stock issued and outstanding immediately prior to the Effective Time (other than cancelled shares and converted shares (each as defined below)) will be automatically converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Euronet Common Stock equal to the Exchange Ratio, less any applicable withholding taxes. At the Effective Time, all such shares of CoreCard Common Stock will cease to be outstanding, will be automatically cancelled and will cease to exist, and each applicable holder of such shares of CoreCard Common Stock will thereafter only have the right to receive the Merger Consideration therefor, any cash in lieu of fractional shares of Euronet Common Stock and any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares.
At the Effective Time, each share of CoreCard Common Stock that is, immediately prior to the Effective Time, owned or held in treasury by CoreCard or is owned by Euronet or Merger Sub (collectively, the “cancelled shares”) will automatically be cancelled and retired and will cease to exist, and no consideration or payment will be delivered in exchange therefor or in respect thereof. In addition, any shares of CoreCard Common Stock issued and outstanding immediately prior to the Effective Time that are owned by any direct or indirect wholly owned subsidiary of Euronet (other than Merger Sub) or of CoreCard (the “converted shares”) will be converted into such number of shares of Common Stock of the surviving company such that the ownership percentage of any such subsidiary in the surviving company will equal the ownership percentage of such subsidiary in CoreCard immediately prior to the Effective Time.
In accordance with Section 14-2-1302 of the Georgia Business Corporation Code, no appraisal or dissenter’s rights will be available for shares of CoreCard Common Stock issued and outstanding immediately prior to the Effective Time.
Each share of Common Stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of Common Stock of the surviving company.
Procedures for Surrendering Shares for Payment
Euronet will deposit, or will cause to be deposited, with an exchange agent selected by Euronet and reasonably acceptable to CoreCard, for the benefit of the holders of CoreCard Common Stock and pursuant to an exchange agent agreement, the terms of which will be reasonably acceptable to CoreCard, (i) certificates representing the shares of Euronet Common Stock to be issued as Merger Consideration (or make appropriate alternative arrangements if uncertificated shares of Euronet Common Stock represented by book-entry shares will be issued); (ii) cash in immediately available funds in an amount sufficient for the exchange agent to make the payments in lieu of fractional shares; and (iii) any dividends or other distributions to holders of CoreCard Common Stock, who may be entitled for distributions or dividends on the Euronet Common Stock with both a record and payment date after the Effective Time and prior to the surrender of CoreCard Common Stock in exchange for such Euronet Common Stock, as applicable.
Promptly after the Effective Time, but in no event later than three business days after the Effective Time, Euronet will send, or will cause the exchange agent to send, to each record holder of shares of CoreCard Common Stock at the Effective Time, a letter of transmittal and instructions (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the certificates or transfer of the book-entry shares to the exchange agent, and which letter of transmittal will be in customary form and have such other provisions as Euronet and the surviving corporation may reasonably specify) for use in exchange. Each holder of shares of CoreCard Common Stock that have been converted into the right to receive the Merger Consideration will be entitled to receive the Merger Consideration into which such shares of CoreCard Common Stock have been converted in respect of CoreCard Common Stock represented by a certificate or book-entry shares, any cash in lieu of fractional shares which the holder has the right to receive, and any dividends or other distributions upon: (i) surrender to the exchange agent of a certificate; or (ii) receipt of an “agent’s message” by the exchange agent (or such other evidence, if any, of transfer as the exchange agent may reasonably request) in the case of book-entry shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the exchange agent.
No interest will be paid or accrued upon the surrender or transfer of any certificate or book-entry share. Upon payment of the Merger Consideration, each certificate or certificates or book-entry share or book-entry shares so surrendered or transferred, as the case may be, will immediately be cancelled.
If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered certificate or the transferred book-entry share, as applicable, is registered, it will be a condition to such payment that: (i) such certificate will be properly endorsed or will otherwise be in proper form for transfer or such book-entry share will be properly transferred; and (ii) the person requesting such payment will pay to the exchange agent any transfer or other tax required as a result of such payment to a person other than the registered holder of such certificate or book-entry share, as applicable, or establish to the reasonable satisfaction of the exchange agent that such tax has been paid or is not payable.
Following six months after the Effective Time, any portion of the exchange fund that remains unclaimed by the holders of shares of CoreCard Common Stock will be returned to Euronet, upon demand, and any such holder who has not exchanged shares of CoreCard Common Stock for the Merger Consideration prior to that time will thereafter look only to Euronet (subject to abandoned property, escheat, or other similar laws), as general creditors thereof, for payment of the Merger Consideration without any interest. Any amounts remaining unclaimed by holders of shares of CoreCard Common Stock 2 years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental entity) will become, to the extent permitted by applicable law, the property of Euronet free and clear of any claims or interest of any person previously entitled thereto. “Exchange fund” means cash and shares of Euronet Common Stock, together with any dividends or other distributions deposited with the exchange agent.
In the event that any certificate representing shares of CoreCard Common Stock has been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof and, if required by Euronet, an indemnity bond, the Merger Consideration payable in respect thereof.
Treatment of CoreCard Equity Awards
CoreCard RSU Awards
Immediately prior to the Effective Time of the Merger, pursuant to the applicable CoreCard equity plan, each CoreCard RSU award that is outstanding and unvested immediately prior to the Effective Time of the Merger will become vested and will automatically, without any action on the part of the holder thereof, be cancelled in consideration for the right to receive the Merger Consideration in respect of each share of CoreCard Common Stock subject to such CoreCard RSU award immediately prior to the Effective Time (treating such CoreCard RSU awards in the same manner as outstanding shares of CoreCard Common Stock for such purposes). The Merger Consideration to be issued or paid by Euronet with respect to CoreCard RSU awards will be issued and paid by Euronet, subject to any applicable withholdings, to the applicable holder within 5 business days following the Effective Time.
CoreCard Stock Option Awards
Each CoreCard stock option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, will become fully vested and exercisable immediately prior to, but subject to the occurrence of, the Effective Time, will be automatically terminated and cancelled at the Effective Time and will cease to exist or be outstanding, and will be automatically converted by virtue of the Merger and without any action on the part of the holders, into the right to receive, without interest, an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of CoreCard Common Stock issuable upon the exercise in full of such CoreCard stock option immediately prior to the Effective Time by (ii) the excess of (x) the product of the Exchange Ratio multiplied by the Euronet stock price over (y) the per share exercise price of such CoreCard stock option immediately prior to the Effective Time. Each CoreCard stock option holder entitled to the stock option consideration will receive such amount, subject to applicable withholding, through the payroll of the surviving company or any of CoreCard subsidiaries, as applicable, as soon as practicable following the Effective Time.

Withholding
Each of the exchange agent, CoreCard, Euronet, Merger Sub and the surviving company will be entitled to deduct and withhold from amounts otherwise payable pursuant to the Merger Agreement (in their good faith discretion), any amounts as are required to be deducted or withheld with respect to such payment under the Code or any other applicable tax law. To the extent that amounts are deducted or withheld, and timely remitted to the appropriate tax authority, such amounts will be treated as having been paid to the person in respect of which such deduction or withholding was made.
Representations and Warranties
CoreCard’s representations and warranties to Euronet and Merger Sub in the Merger Agreement relate to, among other things:
•	the organization, good standing and qualification of each of CoreCard and its subsidiaries;
•	the capital structure of CoreCard and its subsidiaries;
•	the corporate power and authority to execute, deliver and perform its obligations under the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;
•	the absence of conflicts with CoreCard’s organizational documents, applicable law or contracts to which CoreCard or any of its subsidiaries is a party;
•
the forms, reports, statements and documents required to be filed with the SEC and the accuracy of the information contained in those documents, as well as compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	the financial statements of CoreCard and CoreCard’s internal system of disclosure controls and procedures concerning financial reporting;
•	the absence of certain undisclosed liabilities;
•	the absence of certain changes or events;
•	compliance with certain laws and permits, including environmental laws and employee benefits and labor laws, by CoreCard and its subsidiaries;
•	employee benefits plans and other agreements, plans and policies with or concerning employees of CoreCard and its subsidiaries;
•	labor matters related to CoreCard and its subsidiaries;
•	tax matters;
•	the absence of certain material litigation, actions, proceedings, orders, judgments or investigations;
•	intellectual property;
•	privacy and data protection;
•	real property of CoreCard and its subsidiaries;
•	certain material contracts of CoreCard and its subsidiaries;
•	environmental matters related to CoreCard and its subsidiaries;
•	customers and suppliers of CoreCard and its subsidiaries;
•	insurance coverage;
•	the accuracy of information included in this proxy statement/prospectus;
•	the opinion of Keefe, Bruyette & Woods, Inc.;
•	inapplicability of takeover statutes;
•	the absence of certain related party transactions;
•	brokers’ and finders’ fees and other expenses payable by CoreCard;

•	product warranty and service level obligations; and
•	acknowledgment that Euronet and Merger Sub make no representations other than those included in the Merger Agreement.
Euronet’s and Merger Sub’s representations and warranties to CoreCard in the Merger Agreement relate to, among other things:
•	the organization, good standing and qualification of each of Euronet and Merger Sub;
•	the corporate power and authority to execute, deliver and perform the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;
•	the absence of conflicts with Euronet’s and Merger Sub’s organizational documents, applicable law or contracts to which Euronet and Merger Sub or any of their respective subsidiaries is a party;
•	the capital structure of Euronet;
•
the forms, reports, statements and documents required to be filed with the SEC and the accuracy of the information contained in those documents, as well as compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	the financial statements of Euronet and Euronet’s internal system of disclosure controls and procedures concerning financial reporting;
•	the absence of certain undisclosed liabilities;
•	the absence of certain changes or events;
•	compliance with law;
•
the absence of certain material litigation, actions, proceedings, orders, judgments or investigations threatened against Euronet or Merger Sub, in each case that would materially impair the ability of Euronet or Merger Sub to consummate the Merger and other transactions contemplated by the Merger Agreement;

•	the accuracy of information supplied by or on behalf of Euronet or Merger Sub and included in this proxy statement/prospectus;
•	tax matters;
•	brokers’ and finders’ fees and other expenses payable by Euronet or Merger Sub;
•	lack of ownership of CoreCard Common Stock by Euronet or Merger Sub;
•	the absence of Merger Sub activity other than in connection with the Merger and Merger Agreement; and
•	acknowledgment that CoreCard makes no representations other than those included in the Merger Agreement.
None of the representations and warranties in the Merger Agreement survive the Effective Time.
Definition of “CoreCard Material Adverse Effect”
Many of the representations and warranties in the Merger Agreement are qualified by a “CoreCard Material Adverse Effect” (as defined below) standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct has had or would reasonably be expected to have a CoreCard Material Adverse Effect). For purposes of the Merger Agreement, a “CoreCard Material Adverse Effect” means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (x) the financial condition, business, assets, liabilities or results of operations of CoreCard and its subsidiaries, taken as a whole, or (y) prevents, or would reasonably be expected to prevent, the ability of CoreCard to consummate the Merger.
However, a number of factors are specifically excluded and may not be taken into account when determining whether a CoreCard Material Adverse Effect has occurred for purposes of clause (x) above, including:
•	any changes in general United States, regional or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions;

•	any changes in general conditions in any industry or industries in which CoreCard and its subsidiaries operate;
•	any changes in general political, regulatory or legislative conditions;
•	any changes after the date of the Merger Agreement in applicable law or the interpretation thereof;
•
any changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, any hurricanes, tornados, tsunamis, floods, volcanic eruptions, earthquakes, nuclear incidents, weather conditions, or other natural or man-made disasters, pandemics (including the COVID-19 pandemic) or other force majeure events, including any worsening of such conditions threatened or existing as of the date of the Merger Agreement;

•	any changes after the date of the Merger Agreement in GAAP or any other accounting standards or principles or the interpretation of the foregoing;
•
any failure by CoreCard to meet any internal or published projections, estimates or expectations of CoreCard’s revenue, earnings or other financial performance or results of operations for any period in and of itself, or any failure by CoreCard to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded by the other clauses of this definition of a “CoreCard Material Adverse Effect” may be taken into account for the purpose of determining whether a CoreCard Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur);

•
the execution and delivery of the Merger Agreement or the consummation of the Merger or the public announcement of the Merger Agreement or Merger, including any litigation arising out of or relating to the Merger Agreement or the Merger, the identity of Euronet, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case only to the extent resulting from the execution and delivery of the Merger Agreement or the consummation of the Merger or the public announcement of the Merger Agreement or the Merger (it being understood that this clause shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the Merger or to address the consequences of litigation);

•
any action or failure to take any actions which action or failure to act is requested in writing by Euronet or any action required by, or the failure to take any action prohibited by, the terms of the Merger Agreement (other than certain provisions requiring CoreCard to conduct its business in the ordinary course consistent with past practice prior to the Effective Time);

•	any change in the price or trading volume of shares of CoreCard Common Stock or any other publicly traded securities of CoreCard or any of its subsidiaries in and of itself; and
•
any reduction, termination modification or failure to renew any relationship or contract with CoreCard by any customer or licensee of CoreCard, or any notice by any customer or licensee of CoreCard of any of the foregoing, provided, that the factors described in the first five clauses above may only be disregarded to the extent they do not have a disproportionate adverse impact on CoreCard or its subsidiaries relative to other companies operating in the industry or industries in which CoreCard or its subsidiaries operate.
Definition of “Euronet Material Adverse Effect”
Many of the representations and warranties in the Merger Agreement are qualified by a “Euronet Material Adverse Effect” (as defined below) standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct has had or would reasonably be expected to have a Euronet Material Adverse Effect). For purposes of the Merger Agreement, a “Euronet Material Adverse Effect” means any Effect that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of Euronet and the Euronet Subsidiaries, taken as a whole, or (y) prevents, or would reasonably be expected to prevent, the ability of Euronet or Merger Sub to consummate the Transactions, including the Merger;

However, a number of factors are specifically excluded and may not be taken into account when determining whether a Euronet Material Adverse Effect has occurred for purposes of clause (x) above, including:
•	any changes in general United States, regional or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions;
•	any changes in general conditions in any industry or industries in which Euronet and the Euronet Subsidiaries operate;
•	any changes in general political, regulatory or legislative conditions;
•	any changes after the date hereof in applicable Law or the interpretation thereof;
•
any changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, any hurricanes, tornados, tsunamis, floods, volcanic eruptions, earthquakes, nuclear incidents, weather conditions, or other natural or man-made disasters, pandemics (including the COVID-19 pandemic) or other force majeure events, including any worsening of such conditions threatened or existing as of the date hereof;

•	any changes after the date hereof in GAAP or any other accounting standards or principles or the interpretation of the foregoing;
•
any failure by Euronet to meet any internal or published projections, estimates or expectations of Euronet’s revenue, earnings or other financial performance or results of operations for any period in and of itself, or any failure by Euronet to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded by the other clauses of this definition of a “Euronet Material Adverse Effect” may be taken into account for the purpose of determining whether a Euronet Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur);

•
the execution and delivery of this Agreement or the consummation of the Transactions or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the public announcement of this Agreement or the Transactions (it being understood that this clause shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or to address the consequences of litigation);

•
any action or failure to take any actions which action or failure to act is requested in writing by CoreCard or any action required by, or the failure to take any action prohibited by, the terms of this Agreement; and

•
any change in the price or trading volume of shares of Euronet Common Stock or any other publicly traded securities of Euronet or any Euronet Subsidiary in and of itself (provided that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Euronet Material Adverse Effect may be taken into account for the purpose of determining whether a Euronet Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur), provided, that the factors described in the first five clauses above may only be disregarded to the extent they do not have a disproportionate adverse impact on the Euronet or its subsidiaries relative to other companies operating in the industry or industries in which the Euronet or its subsidiaries operate.
Conduct of the Business by CoreCard Pending the Merger
CoreCard has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between the date of the Merger Agreement and the Effective Time (or any earlier termination of the Merger Agreement). In general, except as may be required by applicable law, as specifically permitted or required by the Merger Agreement, as set forth on the disclosure schedules to the Merger Agreement, or as may be consented to in writing by Euronet (which consent shall not be unreasonably withheld, conditioned or delayed), CoreCard is required to, and to cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (i) preserve intact its and their present business organizations, goodwill and ongoing businesses, (ii) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (iii) preserve its and their present relationships with customers, suppliers, vendors, governmental entities, employees and other persons with whom it and they have material business relations.
In addition, CoreCard (on behalf of itself and its subsidiaries) agreed to restrictions between the date of the Merger Agreement and the Effective Time (or any earlier termination of the Merger Agreement) on, among other things and with certain exceptions (including if required by applicable law, specifically permitted or required by the Merger Agreement, set forth on the disclosure schedules to the Merger Agreement or consented to in writing by Euronet and including, in certain cases, ordinary course of business exceptions):
•	amending any provision of its or its subsidiaries’ certificate of incorporation, bylaws or other similar governing documents;
•	declaring or paying any dividends or distributions with respect of its capital stock;
•
entering into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its capital stock or other equity interests or any other securities;

•
splitting, combining or reclassifying any of its capital stock or issuing or authorizing or proposing the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•
issuing, selling or pledging any shares of its or its subsidiaries’ capital stock or any securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants, options, stock appreciation rights, restricted stock, stock units or other equity or equity-based compensation;

•
except as required by applicable law or any CoreCard benefit plan or other material contract as in existence as of the date of the Merger Agreement and made available to Euronet prior to the date of the Merger Agreement, (a) increasing the compensation or benefits payable or to become payable to any of its directors, executive officers or employees (other than annual merit-based increases in base salary in the ordinary course of business and consistent with past practice that do not exceed 3% of the aggregate annual cost of all employee annual base salaries and wage rates in effect on the date of the Merger Agreement); (b) granting, paying or awarding, or committing to grant, pay or award, any severance, termination pay, change in control payments, bonuses, retention or incentive compensation to any of its current or former directors, executive officers or employees; (c) establishing, adopting, entering into, amending or terminating any collective bargaining agreement or CoreCard benefit plan, subject to certain exceptions; (d) taking any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any CoreCard benefit plan (including any grantor trust or similar funding arrangement); (e) terminating the employment of any employee earning in excess of $150,000, other than for cause; or (f) hiring any new employees with a base salary in excess of $150,000 (other than replacing any such employee in the ordinary course of business);

•
acquiring (including by Merger, consolidation or acquisition of stock or assets or any other means) or authorizing or announcing an intention to so acquire, or enter into any agreements providing for (x) any acquisitions of, any equity interests in or all or a material portion of the assets of any person or any business or division thereof, or otherwise engage in any Mergers, consolidations or business combinations or (y) acquisitions of material assets, except for, or with respect to, in each case, (A) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice, or (B) with respect to clause (y) only, permitted capital expenditures;

•
liquidating, dissolving, restructuring, recapitalizing or effecting any other reorganization (including any restructuring, recapitalization, or reorganization between or among any of CoreCard and/or its subsidiaries), or adopting any plan or resolution providing for any of the foregoing;

•	making any loans, advances or capital contributions to, or investments in, any other person, subject to certain exceptions;
•
selling, leasing, licensing, assigning, abandoning, permitting to lapse, transferring, exchanging, swapping or otherwise disposing of, or subjecting to any lien (other than permitted liens), any of its properties, rights or assets (including shares in the capital of its subsidiaries), subject to certain exceptions;

•	entering into certain categories of material contracts;
•
making any capital expenditure, entering into agreements or arrangements providing for capital expenditure or otherwise committing to do so, except for (A) capital expenditures contemplated by and consistent with the annual capital budget approved by the CoreCard Board prior to the date of the Merger Agreement and set forth on the disclosure schedules to the Merger Agreement or (B) capital expenditures not to exceed $500,000 in the aggregate incurred in the ordinary course of business consistent with past practice;

•
compromising or settling any claim, litigation, investigation or proceeding, other than those that (x) (A) are for an amount (in excess of insurance proceeds) that is, individually, less than $300,000 and for all such compromises or settlements that are, in the aggregate, less than $1,000,000, (B) do not impose any injunctive relief on CoreCard or any of its subsidiaries and does not involve the admission of wrongdoing by CoreCard, its subsidiaries or any of their respective officers or directors and (C) do not relate to claims, litigations, investigations or proceedings brought by governmental entities, or (y) are tax audits, claims, litigations, investigations or other proceedings;

•
making any material change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, in each case, except as required by GAAP, other recognized accounting standards or principles in non-U.S. jurisdictions applicable to its subsidiaries, or applicable law;

•	entering into or amending any collective bargaining agreement or any material agreement with any labor organization, works council, trade union, labor association or other employee representative;
•	utilizing CoreCard’s Atlanta data center for any purpose other than the purposes for which it is being;
•
making, changing or revoking any material tax election; adopting or changing any tax accounting period or material method of tax accounting; amending any material tax return; settling or compromising any material liability for taxes or any tax audit, claim or other proceeding relating to a material amount of taxes; entering into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law); surrendering any right to claim a material refund of taxes, request any material ruling from any governmental entity with respect to taxes; or, except in the ordinary course of business consistent with past practice; or agreeing to an extension or waiver of the statute of limitations with respect to a material amount of taxes;

•
redeeming, repurchasing, repaying, prepaying, defeasing, incurring, assuming, endorsing, guaranteeing or otherwise becoming liable for or modifying the terms of any indebtedness, or issuing or selling any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise);

•
entering into any transactions or contracts with (A) any affiliate or other person that would be required to be disclosed by CoreCard under Item 404 of Regulation S-K of the SEC, or (B) any person who, to the knowledge of CoreCard beneficially owns, directly or indirectly, more than five percent (5%) of the outstanding shares of CoreCard Common Stock;

•	canceling any of CoreCard’s material insurance policies or failing to pay the premiums on CoreCard’s material insurance policies such that such failure causes a cancellation of such policy;
•
entering into any lease or sublease of real property for annual rent payments in excess of $50,000; materially modifying, amending or exercising any right to renew any CoreCard lease or other lease or sublease of real property, or waiving any term or condition thereof or grant any consents thereunder; granting or otherwise creating or consenting to the creation of any easement, covenant, restriction, assessment or charge affecting any leased real property, or any interest therein or part thereof or making any material changes in the construction or condition of any such property;

•	voluntarily terminating, materially modifying or waiving in any material respect any material right under any material CoreCard permit;
•	adopting or otherwise implementing any stockholder rights plan, “poison-pill” or other comparable agreement; or
•	agreeing or authorizing, in writing or otherwise, to take any of the foregoing actions.

Conduct of the Business of Euronet Pending the Merger
The Euronet has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between the date of the Merger Agreement and the Effective Time (or any earlier termination of the Merger Agreement) on, among other things and with certain exceptions (including if required by applicable law, specifically permitted or required by the Merger Agreement, set forth on the disclosure schedules to the Merger Agreement or consented in writing by Euronet and including, in certain cases, ordinary course of business exceptions):
•
amending any provision of its certificate of incorporation in a manner that would adversely affect CoreCard or the holders of CoreCard Common Stock relative to the other holders of Euronet Common Stock or in a manner that would adversely affect the ability of Euronet or Merger Sub to consummate the transactions, including the Merger;

•
split, combine, or reclassify any Euronet Common Stock in a manner that would adversely affect CoreCard or the holders of CoreCard Common Stock relative to the other holders of Euronet Common Stock or in a manner that would materially and adversely affect the ability of Euronet or Merger Sub to consummate the transactions, including the Merger;

•	adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization; or
•	agree or commit to do any of the foregoing.
Proxy Statement/Prospectus, Board Recommendation and CoreCard Stockholders’ Meeting
CoreCard has agreed to, as promptly as practicable following the date of the Merger Agreement, establish a record date for, duly call, give notice of, convene and hold a stockholders’ meeting, which is the Special Meeting that is the subject of this proxy statement/prospectus, to consider and vote upon the adoption of the Merger Agreement proposal. CoreCard will hold the Special Meeting as promptly as practicable after the SEC confirms that it has no further comments on this proxy statement/prospectus.
Notwithstanding anything to the contrary, CoreCard has agreed not to postpone or adjourn the Special Meeting without the prior written consent of Euronet, provided that if either CoreCard or Euronet reasonably determines in good faith that the CoreCard stockholder approval is unlikely to be obtained at the Special Meeting, including due to an absence of quorum, then, unless the CoreCard Board has effected a Change of Recommendation, on no more than two occasions (for each of CoreCard and Euronet) and prior to the vote contemplated having been taken, each of CoreCard and Euronet will have the right to require an adjournment or postponement of the Special Meeting for the purpose of soliciting additional votes in favor of the Merger Agreement. In the event of any such adjournment or postponement of the Special Meeting, CoreCard will not postpone or adjourn such meeting to a date that is more than seven calendar days from the prior-scheduled date or to a date on or after the fifth business day preceding the outside date.
Notwithstanding the foregoing, CoreCard may postpone or adjourn the Special Meeting if CoreCard is required to postpone or adjourn the Special Meeting by applicable law, or the CoreCard Board or any authorized committee thereof determines in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Special Meeting in order to give CoreCard stockholders sufficient time to evaluate any information or disclosure that CoreCard has sent or otherwise made available to such holders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Change of Recommendation). In the event of any such adjournment or postponement of the Special Meeting, CoreCard will not postpone or adjourn such meeting to a date that is more than 10 calendar days after the date for which Special Meeting was originally scheduled, in the case of clause or to a date on or after the fifth business day proceeding the outside date.
Except in the circumstances described in this proxy statement/prospectus under “The Merger Agreement—Changes in Board Recommendation,” the CoreCard Board has agreed to recommend to CoreCard Stockholders that they vote to adopt the Merger Agreement and include such recommendation in this proxy statement/prospectus (the “CoreCard Board Recommendation”).

Non-Solicitation Covenant
Subject to certain exceptions, CoreCard has agreed that it, the CoreCard Board (including any committee thereof) and CoreCard’s officers will not, and CoreCard will cause its subsidiaries not to, and CoreCard will cause its and their other respective representatives not to, directly or indirectly:
•
solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or could be reasonably expected to lead to an Acquisition Proposal (as defined below); or

•
participate in any discussions or negotiations regarding or furnish to any person any information relating to CoreCard or any of its subsidiaries in each case, in connection with, an Acquisition Proposal, other than to state that CoreCard and its representatives are prohibited from engaging in any discussions or negotiations.

CoreCard also agreed to immediately cease any and all existing solicitation, encouragement, discussions or negotiations with any persons (or provision of any nonpublic information to any persons) with respect to any inquiry, proposal or offer that constitutes, or is reasonably expected to lead to, an Acquisition Proposal. In addition, CoreCard also agreed to (i) request in writing that each person that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal within 18 months prior to the date of the Merger Agreement, promptly destroy or return to CoreCard all nonpublic information furnished to such person or any of its representatives in accordance with the terms of such confidentiality agreement and (ii) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by any such person and its representatives.
In addition, CoreCard agreed that it and its subsidiaries will enforce, and not waive, terminate or modify without Euronet’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the CoreCard Board determines in good faith after consultation with CoreCard’s outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, CoreCard may, with prior written notice to Euronet, waive such standstill provision, or other provision with similar effect, solely to the extent necessary to permit the applicable person to make, on a confidential basis to the CoreCard Board, an Acquisition Proposal.
Notwithstanding the restrictions described above, if at any time prior to obtaining the approval and adoption of the Merger Agreement by the CoreCard Stockholders, CoreCard receives an Acquisition Proposal that did not result from a breach of the non-solicitation covenant (other than a de minimis and unintentional breach of the covenant) which the CoreCard Board determines in good faith after consultation with CoreCard’s outside legal counsel and financial advisors constitutes a Superior Proposal (as defined below) or could reasonably be expected to lead to a Superior Proposal and after consultation with CoreCard’s outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law, then CoreCard may:
•
furnish information (including nonpublic information) with respect to CoreCard to the person making such Acquisition Proposal (and its representatives and, if applicable, its debt financing sources), if, and only if, prior to so furnishing any nonpublic information, CoreCard receives from such person an executed acceptable confidentiality agreement and CoreCard also provides Euronet, prior to or substantially concurrently with the time such nonpublic information is provided or made available to such person or its representatives, any nonpublic information furnished to such other person or its representatives that was not previously furnished to Euronet; and

•	engage in discussions or negotiations with such person (including such person’s representatives (and, if applicable, its financing sources)) with respect to the Acquisition Proposal.
CoreCard has agreed to promptly, and in any event within 24 hours, notify Euronet of any receipt by any director or officer of CoreCard or by any of its subsidiaries, or its or their respective representatives, of (1) any Acquisition Proposal, (2) any proposals or inquiries that could reasonably be expected to lead to an Acquisition Proposal, or (3) any request for nonpublic information relating to CoreCard or of its subsidiaries by any person who has made or could reasonably be expected to make an Acquisition Proposal, but with respect to this clause (3), only to the extent that CoreCard provides any such nonpublic information regarding CoreCard or any CoreCard subsidiary to such person. CoreCard will also keep Euronet reasonably informed on a prompt and timely basis of the status of any such Acquisition Proposal and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation and summary of material communications (which will include any proposals or offers) relating thereto that is exchanged between the person or group of persons making such Acquisition Proposal (or their representatives) and CoreCard (or its representatives) within 24 hours after the receipt or delivery thereof and keep Euronet reasonably informed on a prompt and timely basis as to the nature of any nonpublic information requested of CoreCard with respect thereto. In addition, CoreCard has agreed to promptly provide (and in any event within 24 hours) to Euronet any nonpublic information concerning CoreCard provided to any other person in connection with any Acquisition Proposal that was not previously provided to Euronet and to inform Euronet in writing if CoreCard determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to the non-solicitation covenant. Unless the Merger Agreement has been validly terminated, CoreCard will not take any action to exempt any person other than Euronet or Merger Sub from the restrictions on “business combinations” contained in any applicable takeover statute or in CoreCard’s governing documents, or otherwise cause such restrictions not to apply. CoreCard has also agreed that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits CoreCard from providing any information to Euronet in accordance with, or otherwise complying with, the non-solicitation covenant.
For purposes of the Merger Agreement, “Acquisition Proposal” means any offer, proposal, or indication of interest in making a proposal or offer, by any person (other than a proposal or offer by Euronet, Merger Sub or their respective affiliates) at any time relating to any transaction or series of related transactions (other than the Merger) involving: (a) any acquisition or purchase by any person, directly or indirectly, of more than 20% of any class of outstanding voting or equity securities of CoreCard (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning more than 20% of any class of outstanding voting or equity securities of CoreCard (whether by voting power or number of shares) or any acquisition or purchase by any person, directly or indirectly, of the voting or equity securities of any CoreCard subsidiary whose business constitutes 20% or more of the consolidated net revenues, net income, or assets of CoreCard and its subsidiaries, taken as a whole, (b) any merger (including a reverse merger in which CoreCard is the surviving corporation), consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving CoreCard (or any CoreCard subsidiaries) and a person pursuant to which the CoreCard Stockholders immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction (whether by voting power or number of shares), (c) any sale, lease, exchange, spin-off, transfer or other disposition to a person of more than 20% of the consolidated assets of CoreCard and its subsidiaries, in the aggregate (measured by the fair market value thereof and including equity interests of any CoreCard subsidiaries) or to which 20% or more of CoreCard and its subsidiaries’ net revenues or net income on a consolidated basis are attributable, (d) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution) or recapitalization or other significant corporate reorganization of CoreCard or one or more of its subsidiaries which, individually or in the aggregate, generate or constitute 20% or more of the consolidated net revenues, net income or assets of CoreCard and its subsidiaries, taken as a whole; or (e) any combination of the foregoing.
For purposes of the Merger Agreement, “Superior Proposal” means a bona fide, written Acquisition Proposal (with references in the definition thereof to 20% and 80% being deemed to be replaced with references to 70% and 30%, respectively) made in writing, after the date of the Merger Agreement, by a third party (other than Euronet, Merger Sub or their respective affiliates), which the CoreCard Board determines in good faith after consultation with CoreCard’s outside legal and financial advisors to be more favorable to the CoreCard Stockholders from a financial point of view than the Merger, taking into account all relevant factors (including the identity of the purchaser, all the terms and conditions of such Acquisition Proposal (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and the Merger Agreement, and, if applicable, any changes to the terms of the Merger Agreement proposed by Euronet in accordance with the terms of the Merger Agreement.
Changes in Board Recommendation
Except as provided in the paragraphs below, under the terms of the Merger Agreement, CoreCard has agreed that it, the CoreCard Board and officers will not, and CoreCard will cause its subsidiaries not to, and CoreCard will cause its and their other respective representatives not to, directly or indirectly:
i.	adopt, approve, publicly endorse or publicly recommend or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal;

ii.	withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Euronet, the CoreCard Board Recommendation;
iii.
if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within 10 business days after Euronet’s written request that CoreCard or the CoreCard Board do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Euronet, such rejection of such Acquisition Proposal) and reaffirm the CoreCard Board Recommendation within such 10 business day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last 10 days prior to the then-scheduled Special Meeting, fail to take the actions referred to in this clause (iii), with references to the applicable 10 business day period being replaced with three business days);

iv.	fail to include the CoreCard Board Recommendation in this proxy statement/prospectus;
v.
approve or authorize, or cause or permit CoreCard or any of its subsidiaries to enter into, any Merger Agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with the non-solicitation covenant) (a “CoreCard acquisition agreement”); or

vi.
commit or agree to do any of the foregoing (any act described in clauses (i), (ii), (iii), (iv) or (v) or (vi) (to the extent related to the foregoing clauses (i), (ii), (iii), (iv) or (v), a “Change of Recommendation”).

Notwithstanding anything to the contrary in the non-solicitation covenants, at any time prior to obtaining CoreCard stockholder approval, the CoreCard Board may:
a)
make a Change of Recommendation (only of the type contemplated by clauses (ii), (iv) or (vi) above (to the extent related to clause (ii) or (iv))) in response to an Intervening Event (as defined below) if the CoreCard Board has determined in good faith after consultation with CoreCard’s outside legal counsel, that the failure to take such action would be reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law; or

b)
make a Change of Recommendation or cause CoreCard to terminate the Merger Agreement in order to enter into a definitive agreement providing for an Acquisition Proposal (that did not result from a material breach of the non-solicitation covenants and that the CoreCard Board determines in good faith after consultation with CoreCard’s outside legal counsel and financial advisors is a Superior Proposal), but only if the CoreCard Board has determined in good faith after consultation with CoreCard’s outside legal counsel, that the failure to take such action would be reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

However, notwithstanding anything to the contrary, neither CoreCard nor any of its subsidiaries will enter into any CoreCard acquisition agreement unless the Merger Agreement has been validly terminated in accordance with certain termination provisions described therein.
Prior to CoreCard taking any action permitted under:
i.
clause (a) above, CoreCard will provide Euronet with four business days’ prior written notice advising Euronet that it intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four business day period, CoreCard will cause its representatives (including its executive officers) to negotiate in good faith (to the extent Euronet desires to negotiate) any proposal by Euronet to amend the terms and conditions of the Merger Agreement in a manner that would obviate the need to effect a Change of Recommendation and at the end of such four business day period the CoreCard Board again makes all of the required determinations under clause (a) above (after in good faith taking into account any amendments proposed by Euronet); or

ii.
clause (b) above, CoreCard will provide Euronet with four business days’ prior written notice advising Euronet that the CoreCard Board intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four business day period, CoreCard will cause its representatives (including its executive officers) to negotiate in good faith (to the extent Euronet desires to negotiate) any proposal by Euronet to amend the terms and conditions of the Merger Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and at the end of such four business day period the CoreCard Board again makes all of the required determinations under clause (b) above (after in good faith taking into account the amendments proposed by Euronet).
With respect to clause (ii) above, if there are any material amendments, revisions or changes to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the CoreCard Stockholders would receive as a result of the Superior Proposal or a change to any material conditions to closing), CoreCard will comply again with clause (ii) above, with references to the applicable four business day period being replaced by two business days.
For purposes of the Merger Agreement, “Intervening Event” means any event, change or development first occurring or arising after the date of the Merger Agreement, that is material to CoreCard and its subsidiaries (taken as a whole) and was not known by or reasonably foreseeable to the CoreCard Board as of the date of the Merger Agreement (or if known and unrelated to a new or existing customer of CoreCard, the material consequences of which were not known or reasonably foreseeable to the CoreCard Board as of the date of the Merger Agreement); provided, however, that in no event will the following events, changes or developments constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of CoreCard Common Stock or any other securities of CoreCard or CoreCard subsidiaries, or any change in credit rating or the fact that CoreCard meets or exceeds or does not meet or exceed internal or published estimates, projections, forecasts or predictions for any period (it being understood that the facts or occurrences giving rise or contributing to such changes may be taken into account to the extent not otherwise excluded), (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices) or in any industry or industries in which CoreCard and its subsidiaries operate, (D) changes in GAAP, other applicable accounting rules or applicable law or, in any such case, changes in the interpretation thereof, (E) CoreCard entering into customer contracts with any new or existing customers or amending, renewing, extending or replacing any existing customer contracts or (F) any changes relating to Euronet or its subsidiaries, except to the extent that such changes have had or would reasonably be expected to have a Euronet Material Adverse Effect.
Agreements to Use Reasonable Best Efforts
Subject to the terms and conditions of the Merger Agreement, CoreCard, Euronet and Merger Sub will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Merger as promptly as practicable after the date of the Merger Agreement (and in any event no later than the outside date), including (i) preparing and filing or otherwise providing, in consultation with each other, all documentation to effect all necessary or advisable applications, notices, petitions, filings, and other documents and to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Merger and (ii) taking all steps as may be necessary, subject to certain limitations described below, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.
Notwithstanding anything to the contrary set forth in the Merger Agreement, the obligations of Euronet include the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person (including any governmental entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger.
In furtherance and not in limitation of the foregoing, CoreCard, Euronet and Merger Sub have agreed to use reasonable best efforts to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger within 25 business days after the execution of the Merger Agreement, and to supply as promptly as practicable and advisable any additional information and documentary materials that may be required or advisable pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) make all other required or advisable filings as promptly as practicable, and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested under any antitrust laws and, subject to the Merger Agreement, to take all other actions necessary to cause the expiration or termination of the applicable waiting periods or obtain consents under such antitrust laws. Euronet bears all filing fees for the filings required under any antitrust laws. CoreCard and Euronet each bears its own advisor and other fees incurred in connection with any applications and filings required under applicable antitrust laws.
In addition, each of CoreCard and Euronet has agreed, in connection with and without limiting the efforts referenced above to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Merger under the HSR Act or any other antitrust law, to:
i.
cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other party;

ii.
promptly inform the other party of any material communication received by such party from, or given by such party to, the Antitrust Division of the DOJ, the FTC, or any other governmental entity, by promptly providing copies to the other party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Merger; and

iii.
permit the other party to review in advance any material communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other governmental entity, or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the DOJ, the FTC, other applicable governmental entity, other person or applicable law, give the other party the opportunity to attend and participate in any substantive meetings, telephone calls or videoconferences with the DOJ, the FTC or other governmental entity or other person.

However, the materials required to be provided pursuant to the foregoing clauses (i)-(iii) may be redacted (A) to remove references concerning the valuation of CoreCard, Euronet or any of their respective subsidiaries, (B) as necessary to comply with contractual arrangements existing as of the date of the Merger Agreement and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of CoreCard and Euronet may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party as “Outside Counsel Only Material.” Such materials and the information contained therein will be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to any other representatives of the recipient without advance written consent of the party providing such materials. Without limiting Euronet’s cooperation obligations described above, Euronet will control the ultimate strategy for securing approvals and expiration of relevant waiting periods under the antitrust laws, including any filings, submissions and communications with or to any governmental entity in connection therewith, and taking into account in good faith any comments of, CoreCard or its representatives relating to such strategy.
None of Euronet, Merger Sub, or any of their respective Subsidiaries will be required to, and CoreCard may not, without the prior written consent of Euronet, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any material assets, business, or portion of business of CoreCard, the Surviving Company, Euronet, Merger Sub, or any of their respective Subsidiaries; (ii) conduct, restrict, operate, invest, or otherwise change the material assets, business, or portion of business of CoreCard, the surviving company, Euronet, Merger Sub, or any of their respective Subsidiaries in any manner; or (iii) impose any material restriction, requirement, or limitation on the operation of the business or portion of the business of CoreCard, the surviving company, Euronet, Merger Sub, or any of their respective Subsidiaries. “Material” in this case means material measured on a scale relative only to the size of CoreCard and its Subsidiaries, taken as a whole; provided, that if requested by Euronet, CoreCard will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or order so long as such requirement, condition, limitation, understanding, agreement, or order is only binding on CoreCard in the event the Closing occurs.
Employee Benefits Matters
For a period of 12 months after the Effective Time of the Merger, Euronet has agreed to provide to each employee of CoreCard or any of its subsidiaries (other than any employee who is covered by a collective bargaining agreement) who continues to be employed by Euronet or the surviving company or any subsidiary thereof (the

“continuing employees”), (i) base salary or wages and target cash incentive compensation opportunities, in the aggregate, that are no less favorable than the base salary or wages and target cash incentive compensation opportunities, in the aggregate, in effect for such continuing employee immediately prior to the Effective Time, (ii) severance benefits upon any involuntary termination of employment that are no less favorable than severance benefits that would have been provided to such continuing employee pursuant to a CoreCard benefit plan upon an involuntary termination of employment immediately prior to the Effective Time and (iii) employee benefits (other than any defined benefit pension or post-retirement welfare benefits) that are no less favorable, in the aggregate, than as in effect for continuing employees immediately prior to the Effective Time or as in effect for similarly situated employees of Euronet and its subsidiaries during such 12-month period.
For all purposes (including purposes of vesting and eligibility to participate, but excluding level of benefits) under the employee benefit plans of Euronet and its subsidiaries providing benefits to any continuing employees after the Effective Time (the “New Plans”), Euronet has agreed to credit each such continuing employee with his or her years of service with CoreCard and its subsidiaries and their respective predecessors before the Effective Time, subject to certain exceptions. In addition, and without limiting the generality of the foregoing, (i) each continuing employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plan is of the same type as CoreCard benefit plan in which such continuing employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) (A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any continuing employee, Euronet or its applicable subsidiary will cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such continuing employee and his or her covered dependents and (B) Euronet and its applicable subsidiary will cause any eligible expenses incurred by such continuing employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
Directors’ and Officers’ Indemnification and Insurance
For six years after the Effective Time, Euronet and the surviving company will indemnify and hold harmless all past and present directors and officers of CoreCard and its subsidiaries (collectively, the “indemnified parties”) against any costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding, in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Merger or any of the other transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving or having served as an officer, director, employee or other fiduciary of CoreCard or any of its subsidiaries or of any other person if such service was at the request or for the benefit of CoreCard or any of its subsidiaries, to the fullest extent permitted by applicable law and CoreCard’s governing documents or the organizational documents of the applicable CoreCard subsidiary (as applicable) or any indemnification agreements with such persons in existence on the date of the Merger Agreement and made available to Euronet.
CoreCard, Euronet and Merger Sub have agreed that the foregoing rights to indemnification and advancement will also apply with respect to any action to enforce such indemnification provision and that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the indemnified parties as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement in existence on the date of the Merger Agreement and made available to Euronet will survive the Merger and will continue in full force and effect in accordance with the terms thereof. Notwithstanding anything to the contrary, if any indemnified party notifies the surviving company on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such person intends in good faith to seek indemnification pursuant to the directors’ and officers’ indemnification provisions, such provisions will continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.
Euronet has also agreed that for six years after the Effective Time, it will cause to be maintained in effect the provisions in (i) CoreCard’s governing documents and (ii) any indemnification agreement of CoreCard or any of its subsidiaries with any indemnified party in existence on the date of the Merger Agreement and made available to

Euronet, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of the Merger Agreement, and no such provision will be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such indemnified party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Merger).
In addition, at or prior to the Effective Time, CoreCard has agreed to purchase a six-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by CoreCard and its subsidiaries with respect to matters arising at or prior to the Effective Time; provided, however, that CoreCard will not commit or spend on such “tail” policy, in the aggregate, more than 300% of the last aggregate annual premium paid by CoreCard prior to the date if the Merger Agreement for CoreCard’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “base amount”), and if the cost of such “tail” policy would otherwise exceed the base amount, CoreCard will be permitted to purchase as much coverage as reasonably practicable for the base amount. CoreCard has agreed in good faith to cooperate with Euronet prior to the closing date with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options.
Other Covenants
The Merger Agreement contains other covenants relating to access to information and confidentiality, takeover statutes, publicity, obligations of Merger Sub, dispositions of CoreCard equity securities under Section 16(a) of the Exchange Act, stockholder litigation, stock exchange delisting and deregistration, director resignations, proxy statement and Form S-4 preparation, certain tax matters with respect to the Merger being qualified as a “reorganization” within the meaning of the Code, reorganization efforts, delivery of bank accounts documents, and Euronet’s access to CoreCard’s IT systems and technology to continue its due diligence review. However, Euronet’s continuation of any such due diligence review of CoreCard’s IT systems and technology, and Euronet’s satisfaction with any results thereof, will not be a condition to the obligations of Euronet and Merger Sub to complete the Merger.
Conditions to Completion of the Merger
The obligations of CoreCard, Euronet and Merger Sub to effect the Merger are subject to the satisfaction (or waiver, to the extent permitted by applicable law) on or prior to the closing date of each of the following conditions:
•	adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of CoreCard Common Stock entitled to vote at the Special Meeting;
•	the absence of a law or injunction restraining, enjoining or otherwise prohibiting the consummation of the Merger (the “injunction condition”);
•
the expiration or termination of the waiting period under the HSR Act and all required filings have been made and all required approvals obtained (or waiting periods expired or terminated) under applicable antitrust laws;

•	the listing approval on the Nasdaq of the shares of Euronet Common Stock issuable as Merger Consideration; and
•	this proxy statement/prospectus has become effective and is not subject of any stop order.
•	The obligations of CoreCard to effect the Merger are also subject to the fulfillment of the following conditions:
•
the representations and warranties of Euronet regarding certain matters relating to Euronet’s qualifications, capitalization, and investment banker fees must be true and correct in all material respects as of the date of the Merger Agreement and as of the closing as though made on and as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date);

•
the representations and warranties of Euronet and Merger Sub regarding certain matters relating to the absence of a Euronet Material Adverse Effect occurrence must be true and correct in all respects as of the date of the Merger Agreement and as of the closing as though made on and as of the closing;

•
the other representations and warranties of Euronet and Merger Sub contained in the Merger Agreement (without giving effect to any qualification as to materiality contained therein) will be true and correct as of the date of the Merger Agreement and will be true and correct as of the closing as though made on and as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except where any failures of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Euronet Material Adverse Effect;

•
the performance and compliance by Euronet and Merger Sub in all material respects with all obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by them prior to the closing;

•	the absence of a Euronet Material Adverse Effect since the date of the Merger Agreement;
•
the delivery by Euronet to CoreCard of a certificate, dated the closing date and signed by its chief executive officer or chief financial officer, certifying that the conditions set forth in the two most immediate bullets above have been satisfied; and

•	the delivery of tax opinion to CoreCard by its counsel, dated the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of the Code.
•	The obligations of Euronet and Merger Sub to effect the Merger are also subject to the fulfillment of the following conditions:
•
the representations and warranties of CoreCard regarding certain matters relating to CoreCard’s qualifications, subsidiaries capitalization, corporate authority, opinion of KBW, takeover statutes and investment banker fees must be true and correct in all material respects as of the date of the Merger Agreement and as of the closing as though made on and as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date);

•
the representations and warranties of CoreCard regarding certain matters relating to CoreCard’s capitalization must be true and correct other than for de minimis inaccuracies as of the date of the Merger Agreement and as of the closing as though made on and as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date);

•
the representations and warranties of CoreCard regarding certain matters relating to the absence of certain changes and events since December 31, 2024, must be true and correct in all respects as of the date of the Merger Agreement and as of the closing as though made on and as of the closing;

•
the other representations and warranties of CoreCard contained in the Merger Agreement (without giving effect to any qualification as to materiality or CoreCard Material Adverse Effect contained therein) must be true and correct as of the date of the Merger Agreement and as of the closing as though made on and as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause, where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or CoreCard Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a CoreCard Material Adverse Effect;

•
the performance and compliance by CoreCard in all material respects with all obligations, covenants and obligations required by the Merger Agreement to be performed or complied with by CoreCard prior to the closing;

•	the absence of a CoreCard Material Adverse Effect since the date of the Merger Agreement;
•
the delivery by CoreCard to Euronet and Merger Sub of a certificate, dated the closing date and signed by its chief executive officer or chief financial officer, certifying that the conditions set forth in the six most immediate bullets above have been satisfied; and

•	the delivery of tax opinion to Euronet by its counsel, dated the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of the Code.

Termination of the Merger Agreement
Mutual Termination Right
The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time by the mutual written consent of CoreCard and Euronet.
Termination Rights Exercisable by Either CoreCard or Euronet
The Merger Agreement may also be terminated prior to the Effective Time by either CoreCard or Euronet if:
•
the Effective Time has not occurred on or before the outside date (January 30, 2026) which may be extended by three months to April 30, 2026 if, on the outside date, all of the conditions to effect the Merger, other than the injunction condition (to the extent any such injunction or order is in respect of, or any such law is, the HSR Act or any other antitrust law) or the condition related to antitrust clearance and those conditions that by their nature are to be satisfied on the closing date (if such conditions would be satisfied or validly waived were the closing date to occur at such time), have been satisfied or waived; and it may automatically be further extended for a period of three months to July 30, 2026 if, on the outside date, as extended (April 30, 2026), all of the conditions to effect the Merger, other than the injunction condition (to the extent any such injunction or order is in respect of, or any such law is, the HSR Act or any other antitrust law) or the condition related to antitrust clearance and those conditions that by their nature are to be satisfied on the closing date (if such conditions would be satisfied or validly waived were the closing date to occur at such time), have been satisfied or waived; provided that the right to terminate the Merger Agreement pursuant to such provision will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement required to be performed prior to the Effective Time has been a proximate cause of, or primary factor that resulted in, the failure of the Effective Time to occur by the outside date;

•
a governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger; or

•
the Special Meeting (including any adjournments or postponements thereof), in each case, at which a vote on the adoption of the Merger Agreement was taken, has concluded and CoreCard stockholder approval has not been obtained.

CoreCard Termination Rights
CoreCard may also terminate the Merger Agreement prior to the Effective Time if:
•
CoreCard is not then in material breach of the Merger Agreement and (A) Euronet and/or Merger Sub has breached, failed to perform or violated their respective covenants or agreements under the Merger Agreement or (B) any of the representations and warranties of Euronet or Merger Sub has become inaccurate, and in either case of clauses (A) or (B) where such breach, failure to perform, violation or inaccuracy (I) would result in the failure of any of the conditions related to the representations and warranties and performance obligations of Euronet and Merger Sub under the Merger Agreement to be satisfied and (II) is not capable of being cured by the outside date or, if capable of being cured by the outside date, is not cured by Euronet or Merger Sub, as applicable, before the earlier of (x) the business day immediately prior to the outside date and (y) the 30th calendar day following receipt of written notice from CoreCard of such breach, failure to perform, violation or inaccuracy; or

•
prior to obtaining CoreCard stockholder approval, in order to enter into a definitive agreement providing for a Superior Proposal; provided that (i) CoreCard has complied in all material respects with the non-solicitation covenants and (ii) immediately prior to or substantially concurrently with (and as a condition to) the termination of the Merger Agreement, CoreCard pays to Euronet a termination fee of $7.5 million;

Euronet Termination Rights
Euronet may also terminate the Merger Agreement prior to the Effective Time:
•
if neither Euronet nor Merger Sub is then in material breach of the Merger Agreement and (A) CoreCard has breached, failed to perform or violated its covenants or agreements under the Merger Agreement or (B) any of the representations and warranties of CoreCard have become inaccurate, in either case of clauses (A) or (B) where such breach, failure to perform, violation or inaccuracy (I) would result in the failure of any of the conditions related to the representation and warranties and performance obligations of CoreCard under the Merger Agreement to be satisfied and (II) is not capable of being cured by the outside date or, if capable of being cured by the outside date, is not cured by CoreCard before the earlier of (x) the business day immediately prior to the outside date and (y) the thirtieth 30th calendar day following receipt of written notice from Euronet or Merger Sub of such breach, failure to perform, violation or inaccuracy; or

•	prior to obtaining CoreCard stockholder approval, if, prior to obtaining CoreCard stockholder approval, a Change of Recommendation has occurred (only to the extent permitted by the Merger Agreement).
Termination Fee Payable by CoreCard
CoreCard will be required to pay Euronet a termination fee equal to $7.5 million (the “CoreCard termination fee”) if the Merger Agreement is terminated in the following circumstances:
•
(A) CoreCard or Euronet terminates the Merger Agreement in the event that CoreCard stockholder approval has not been obtained, (B) after the date of the Merger Agreement and prior to the date of such termination, a bona fide Acquisition Proposal is publicly disclosed (whether by CoreCard or a third party) and not publicly withdrawn at least two business days prior to the Special Meeting, and (C) within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement providing for an Acquisition Proposal is entered into by CoreCard;

•
(A) after the date of the Merger Agreement and prior to the date of CoreCard stockholders’ meeting, an Acquisition Proposal is made to CoreCard Board or CoreCard’s management or becomes publicly disclosed (whether by CoreCard or a third party) and not withdrawn prior to such termination, (B) (I) CoreCard or Euronet terminates the Merger Agreement because the outside date has been reached or (II) Euronet terminates the Merger Agreement due to CoreCard’s breach of, or a failure to perform or comply with, one or more covenants or agreements under the Merger Agreement following the receipt of such Acquisition Proposal and (C) within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement providing for an Acquisition Proposal is entered into by CoreCard;

•	prior to obtaining CoreCard Stockholder approval, Euronet terminates the Merger Agreement because a Change of Recommendation has occurred prior to obtaining CoreCard stockholder approval; or
prior to obtaining CoreCard stockholder approval, CoreCard terminates the Merger Agreement in order to enter into a definitive agreement providing for a Superior Proposal.
In no event will CoreCard be obligated to pay CoreCard termination fee on more than one occasion.
Effect of Termination
If the Merger Agreement is terminated by CoreCard or Euronet in accordance with its terms, the Merger Agreement will become null and void and there will be no liability on the part of CoreCard, Euronet or Merger Sub (or any stockholder, member, director, manager, officer, employee, agent, consultant, or representative of such party), provided that nothing in the Merger Agreement will relieve any party from liability for fraud or willful breach of the Merger Agreement prior to such termination.
Specific Performance
The parties are entitled to specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which they are entitled under the Merger Agreement.

Fees and Expenses
Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such costs or expenses.
Amendments, Waivers
Subject to applicable law and except as otherwise provided in the Merger Agreement, the Merger Agreement may be amended, and any provision of the Merger Agreement may be waived. However, after receipt of CoreCard stockholder approval, no amendment may be made which requires further approval by CoreCard’s stockholders without such approval that such amendment or waiver will only be binding upon CoreCard if such amendment or waiver is set forth in writing executed by CoreCard, and any such amendment or waiver will be binding upon Euronet or Merger Sub only if such amendment or waiver is set forth in a writing executed by Euronet or Merger Sub, as applicable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Euronet Directors and Executive Officers
The following table sets forth the beneficial ownership of Euronet Common Stock as of September 23, 2025 of each director and Named Executive Officer (“NEO”), and all directors and executive officers as a group. Each director and NEO, and all directors and executive officers as a group, owned approximately 12.0% of the outstanding Euronet Common Stock as of September 23, 2025.

Directors	Shares Beneficially Owned(1)
Michael J. Brown(2)	2,580,344
Paul S. Althasen	58,554
Sara Baack	3,493
Michael N. Frumpkin	11,983
Sergi Herrero	4,608
Thomas A. McDonnell	92,633
Andrezej Olechowski	16,321
Brad Sprong	2,182
Ligia Torres Fentanes	6,645

Named Executive Officers	Shares Beneficially Owned(1)
Michael J. Brown	2,580,344
Rick L. Weller(3)	721,429
Kevin J. Caponecchi(4)	449,758
Juan C. Bianchi(5)	354,260
Nikos Fountas(6)	446,752
All directors and executive officers as a group (15 people)	4,748,962

(1)
Calculation of percentage of beneficial ownership includes the assumed exercise of options to purchase Common Stock by only the respective named stockholder that are vested or that will vest within 60 days of September 23, 2025 and any restricted stock units owned by such person that will vest within 60 days of September 23, 2025.

(2)
Includes: (i) 614,055 shares of Common Stock issuable pursuant to options exercisable within 60 days of September 23, 2025, (ii) 158,715 shares of Common Stock held by Mr. Brown’s spouse, (iii) 211,248 shares of Common Stock held by Mr. Brown’s spouse as custodian for his children, and (iv) 171,400 shares of Common Stock held by family trusts for the benefit of Mr. Brown’s spouse and children, of which Mr. Brown’s spouse is the trustee.

(3)	Includes 435,477 shares of Common Stock issuable pursuant to options exercisable within 60 days of September 23, 2025.
(4)	Includes 346,944 shares of Common Stock issuable pursuant to options exercisable within 60 days of September 23, 2025.
(5)	Includes 348,429 shares of Common Stock issuable pursuant to options exercisable within 60 days of September 23, 2025.
(6)	Includes 383,044 shares of Common Stock issuable pursuant to options exercisable within 60 days of September 23, 2025.

Euronet Principal Stockholders
The following table sets forth information as to any person known to Euronet to be the beneficial owner of more than 5% of Euronet Common Stock as of the dates indicated in the footnotes below. Information is based on a review of filings made with the SEC on Schedule 13G. As of September 23, 2025, there were 39,684,105 shares of Euronet Common Stock outstanding and as of September 23 , 2025, there were 7,792,382 shares of CoreCard Common Stock outstanding.

	Shares Beneficially Owned Before the Merger		Shares Beneficially Owned After the Merger(1)
Name and Address	Shares Beneficially Owned	Percent of Stock Outstanding	Shares Beneficially Owned	Percent of Stock Outstanding
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	4,202,098(2)	10.6%	4,317,518(5)	10.2%
BlackRock, Inc.(3) 50 Hudson Yards New York, NY 10001	3,581,297	9.0%	3,581,297	8.5%
Allspring Global Investments Holdings, LLC(4) 1415 Vantage Park Drive Charlotte, NC 28203	2,803,683	7.1%	2,803,683	6.7%

(1)
Based on an Exchange Ratio of 0.3142, which assumes a Euronet Stock Price of $87.91, the closing price of Euronet Common Stock on September 25, 2025, the day prior to the date of this proxy statement/prospectus.

(2)
This information was supplied on Schedule 13G/A filed with the SEC on February 13, 2024. The Vanguard Group has sole dispositive power over 4,132,691 shares with respect to Euronet Common Stock. The Vanguard Group has shared voting power over 19,693 shares and shared dispositive power over 69,407 shares with respect to Euronet Common Stock.

(3)
This information was supplied on Schedule 13G/A filed with the SEC on April 17, 2025. BlackRock, Inc. has sole power to vote over 3,476,393 shares with respect to Euronet Common Stock and sole dispositive power over 3,581,297 shares with respect to Euronet Common Stock.

(4)
This information was supplied on Schedule 13G/A filed with the SEC on April 8, 2025. Allspring Global Investments Holdings, LLC has sole voting power over 2,693,197 shares with respect to Euronet Common Stock and sole dispositive power over 2,803,683 shares with respect to Euronet Common Stock.

(5)
Includes shares of Euronet Common Stock to be acquired in the Merger based upon the information supplied on Schedule 13G/A filed with the SEC on January 30, 2025. The Vanguard Group had sole dispositive power with respect to 364,823 shares of CoreCard Common Stock and shared dispositive power with respect to 2,524 shares of CoreCard Common Stock.

DESCRIPTION OF EURONET CAPITAL STOCK
The following description of Euronet's capital stock is a summary and is subject to, and is qualified in its entirety by reference to the provisions of the certificate of incorporation of Euronet (the “Euronet Charter”), the amended and restated bylaws of Euronet (the “Euronet Bylaws”) and the amended and restated certificate of designations for preferences and rights of Series A Junior Participating Preferred Stock (the “Euronet Junior Preferred Stock”), effective April 3, 2013 (the “Certificate of Designations”), copies of which are included as Exhibits 3.1, 3.2, 3.3 and 3.4, respectively, to the registration statement of which this proxy statement/prospectus forms a part and to the extent applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).
Euronet's authorized capital stock consists of 90,000,000 shares of Euronet Common Stock, par value $0.02 per share, and 10,000,000 shares of preferred stock, par value $0.02 per share, of which 300,000 shares are designated as Series A Junior Participating Preferred Stock. As of September 23, 2025, an aggregate of 39,684,105 shares of Euronet Common Stock were issued and outstanding and no preferred stock, including Junior Preferred Stock, was issued or outstanding.
Common Stock
The holders of Euronet Common Stock are entitled to receive ratably such dividends as the Euronet Board may declare from time to time from legally available funds, subject to the preferential rights of any holders of shares of Euronet preferred stock that are then outstanding or that Euronet may issue in the future. Since our inception, no dividends have been paid on Euronet Common Stock. Euronet does not intend to distribute dividends for the foreseeable future. Certain of Euronet credit facilities contain limitations on the payment of dividends.
The holders of Euronet Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The Euronet Charter does not provide for cumulative voting in the election of Euronet Board. No holder of Euronet Common Stock has any preemptive right to subscribe for any shares of capital stock issued in the future, or any right to convert the holder's Euronet Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the Euronet Common Stock.
Upon any voluntary or involuntary liquidation, dissolution or winding up of Euronet's affairs, the holders of Euronet Common Stock are entitled to share, on a pro rata basis, in the distribution of all assets remaining after payment to creditors, subject to prior distribution rights of the holders of any shares of preferred stock. All of the shares of Euronet Common Stock outstanding are fully paid and non-assessable.
Preferred Stock
The Euronet Board is authorized, without further action by the Euronet stockholders, to issue up to 10,000,000 shares of preferred stock as a class without series or in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series.
Euronet has designated 300,000 shares of Euronet Junior Preferred Stock, none of which are outstanding.
Junior Preferred Stock
Euronet Junior Preferred Stock has the following rights, preferences, privileges and restrictions:
Conversion. Shares of Euronet Junior Preferred Stock are not convertible.
Dividends. Subject to the prior and superior rights of the holders of any shares of any class or series of stock of Euronet ranking prior and superior to the Euronet Junior Preferred Stock, the holders of shares of Euronet Junior Preferred Stock are entitled to receive cash dividends, when, as and if declared, equal to the greater of (a) $1.00 or (b) 100 times the aggregate per share amount of all cash dividends and 100 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in, and declared on, Euronet Common Stock. Such dividends are payable quarterly on or before the first day of March, June, September and December in each year commencing on the first quarterly dividend payment date after the first issuance of a share or fraction of a share of Euronet Junior Preferred Stock in preference to the shares of Euronet Common Stock.
Liquidation Rights. In the event of any liquidation, dissolution or winding up of Euronet, voluntary or otherwise, the holders of shares of Euronet Junior Preferred Stock are entitled to be paid out of the assets available for distribution, before any payment is made to the holders of Euronet Common Stock or any other series or class of Euronet shares ranking junior to the Euronet Junior Preferred Stock, an amount equal to $100.00 per share, plus an amount equal to all accrued and unpaid dividends, but will be entitled to an aggregate payment of 100 times the payment made per share of Euronet Common Stock.
Voting Rights. Each share of Euronet Junior Preferred Stock is entitled to 100 votes on all matters submitted to a vote of Euronet's stockholders.
Redemption. Shares of Euronet Junior Preferred Stock are not redeemable.
Adjustment. The dividend, liquidation and voting rights of the Euronet Junior Preferred Stock are subject to adjustment to reflect certain changes made to shares of Euronet Common Stock outstanding.
Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Charter Documents and Other Agreements
Effect of Delaware Law and our Charter Documents
Certain provisions of the Euronet Charter and Euronet Bylaws and the Delaware General Corporation Law (as amended, the “DGCL”) may be deemed to have an anti-takeover effect and may delay, defer or make more difficult a takeover attempt of Euronet that a stockholder might consider in its best interest. Set forth below is a description of such provisions.
Amendment or Repeal of the Euronet Charter. Under the DGCL, stockholders are not entitled to enact, without appropriate action taken by the board of directors, an amendment to the certificate of incorporation. Amendments to a certificate of incorporation generally require that the board of directors adopt a resolution setting forth the amendment, declaring its advisability and submitting it to a vote of the stockholders. The Euronet Charter expressly reserves Euronet's right to amend or repeal any provision contained in the Euronet Charter, in the manner prescribed by Delaware law. In addition, the Euronet Charter requires the approval at least 80% of Euronet's combined voting power to effect amendments to Article Sixth of the Euronet Charter providing for three classes of directors for the Euronet Board.
Amendment or Repeal of the Euronet Bylaws. The DGCL provides that stockholders may amend a corporation's bylaws and, if provided in its certificate of incorporation, the board of directors also has this power. Under the DGCL, the power to adopt, amend or repeal bylaws lies in stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The Euronet Bylaws expressly reserve the right of the Euronet Board to adopt, amend, alter or repeal the Euronet Bylaws. In addition, the Euronet Bylaws provide that Euronet's stockholders may amend, alter or repeal the Euronet Bylaws by the affirmative vote of stockholders holding at least two-thirds of the voting power of Euronet's capital stock entitled to vote thereon, voting together as a single class.
Calling of Special Stockholder Meetings. Under the DGCL, a special meeting of stockholders may be called by a corporation's board of directors or by such persons as may be authorized by the corporation's certificate of incorporation or bylaws. The Euronet Bylaws provide that special meetings of stockholders may only be called by the Euronet's President or Secretary upon the written request of a majority of the members of the Euronet Board then in office. Under the Euronet Bylaws, Euronet's stockholders are not entitled to call a special meeting of stockholders.
Classified Board of Directors. As permitted under the DGCL, the Euronet Charter provides that the Euronet Board be divided into three classes of directors serving staggered three-year terms. The classes of directors will be as nearly equal in number as possible. Accordingly, approximately one-third of Euronet's Board will be elected each year. Further, the Euronet Charter provides that the number of directors will be determined by the Euronet Board.
Director Vacancies. Under the Euronet Bylaws, vacancies on the Euronet Board may be filled by vote of a majority of the remaining directors, although less than a quorum.
Preferred Stock. As described above under “- Preferred Stock”, the Euronet Charter authorizes the Euronet Board to issue up to 10,000,000 shares of preferred stock having rights superior to the Euronet Common Stock without the approval of the Euronet stockholders.
Advance Notice. The Euronet Bylaws include advance notice requirements for nominations of candidates for election to the Euronet Board or for proposing matters that can be acted upon by Euronet stockholders at stockholder meetings.
Choice of Forum. The Euronet Bylaws provide that, unless Euronet consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, all internal corporate claims must be brought solely and exclusively in the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware or, if such court does not have jurisdiction, the United States District Court for the District of Delaware).
Delaware Anti-Takeover Statute. Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an “interested stockholder,” which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Other Agreements
Holders of our 0.625% Convertible Senior Notes due 2030 may require Euronet to repurchase the notes upon a “fundamental change” (as defined in the indenture for the notes) and elect to convert their notes into shares of Euronet Common Stock in connection with a “fundamental change”. As of September 23, 2025, Euronet had $1,000 million principal amount of 0.625% Convertible Senior Notes due 2030 outstanding.
Indemnification of Directors and Officers and Limitation of Liability
Section 145 of DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which imposes liability for the unlawful payment of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.
Article Eighth of the Euronet Charter and Article VII of the Euronet Bylaws provide that Euronet shall indemnify directors and officers to the fullest extent permitted by the DGCL. Article Ninth of the Euronet Charter provides for the elimination of personal liability of a director for breach of fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL as described above.
Euronet also maintains, and intends to continue to maintain, insurance for the benefit of its directors and officers to insure these persons against certain liabilities, including liabilities under the securities laws.
Euronet enters into indemnification agreements with each of its directors and executive officers. The indemnification agreements supplement existing indemnification provisions of the Euronet Charter and Euronet Bylaws and, in general, provide for indemnification of and advancement of expenses to the indemnified party, subject to the terms and conditions provided in the indemnification agreement. The indemnification agreements also establish processes and procedures for indemnification claims, advancement of expenses and other determinations with respect to indemnification.
Transfer Agent and Registrar
The transfer agent and registrar for Euronet Common Stock is Computershare Trust Company, N.A.
Listing
The Euronet Common Stock is traded on The Nasdaq Stock Market under the trading symbol “EEFT.”

COMPARISON OF STOCKHOLDER RIGHTS
CoreCard, incorporated under the laws of the State of Georgia, and Euronet, incorporated under the laws of the State of Delaware, are accordingly governed by the GBCC and the DGCL, respectively. Before the completion of the Merger, the rights of CoreCard Stockholders are also governed by the CoreCard Articles of Incorporation (the “CoreCard Charter”) and the CoreCard Amended and Restated Bylaws (the “CoreCard Bylaws”). Upon the completion of the Merger, the rights of CoreCard Stockholders who become Euronet Stockholders through the exchange of shares will be, and the rights of Euronet Stockholders will continue to be, governed by the DGCL, the Euronet Certificate of Incorporation, the Euronet Certificate of Amendment to the Euronet Certificate of Incorporation, the Euronet Amended and Restated Certificate of Designations (the Euronet Certificate of Incorporation, the Euronet Certificate of Amendment to the Euronet Certificate of Incorporation, and the Euronet Amended and Restated Certificate of Designations, collectively, the “Euronet Charter”), and the Euronet Amended and Restated Bylaws (the “Euronet Bylaws”).
The following is a summary of the material differences between (i) the current rights of Euronet Stockholders under the Euronet Charter, the Euronet Bylaws and the DGCL and (ii) the current rights of CoreCard Stockholders under the CoreCard Charter, the CoreCard Bylaws and the GBCC. The following summary is not a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Euronet’s and CoreCard’s respective governing documents, which we urge you to read carefully and in their entirety. Copies of the Euronet Charter, the Euronet Bylaws, the CoreCard Charter and the CoreCard Bylaws have been filed with the SEC and are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus.

	CoreCard	Euronet
Authorized Capital Stock	CoreCard is authorized under the CoreCard Charter to issue 20,000,000 shares of CoreCard Common Stock and 2,000,000 shares of Special Stock, par value $0.10 per share (“CoreCard Special Stock”).
Euronet is authorized under the Euronet Charter to issue 90,000,000 shares of Euronet Common Stock and 10,000,000 shares of preferred stock, par value $0.02 per share (“Euronet Preferred Stock”), of which 300,000 shares have been designated as Series A Junior Participating Preferred Stock, par value $0.02 per share (“Junior Preferred Stock”).

Preferred Stock
As of September 5, 2025, there were no shares of CoreCard Special Stock issued and outstanding. The CoreCard Board is authorized to issue from time to time shares of CoreCard Special Stock in one or more series, each such series to include such number of shares and to have such, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, as are stated and expressed in the resolution or resolutions providing for the issuance of such series adopted by the CoreCard Board.

As of September 5, 2025, there were no shares of Euronet Preferred Stock issued and outstanding or held in Euronet’s treasury. The Euronet Board is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Euronet Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series and to have such, powers, preferences and rights, and the qualifications, limitations or restrictions thereof. The number of authorized shares of the Euronet Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of two-thirds (2/3) of the outstanding Common Stock, without a vote of the holders of the Euronet Preferred

	CoreCard	Euronet
Stock, or of any series thereof, unless a vote of any such holders is required.

Dividends
Section 14-2-640 of the GBCC provides that the board of directors of a corporation may, subject to certain limitations, including restrictions contained in the articles of incorporation or bylaws, declare and pay a distribution to a corporation’s stockholders.

Subject to preferences that may apply to shares of CoreCard Special Stock outstanding at the time, holders of CoreCard Common Stock are entitled to any dividend declared by the CoreCard Board out of funds legally available for such purpose.

Section 170 of the DGCL provides that the board of directors of a corporation may declare and pay dividends upon the corporation’s shares of capital stock subject to certain limitations, including any restrictions contained in the corporation’s certificate of incorporation.

Subject to preferences that may apply to shares of Euronet Preferred Stock outstanding at the time and to any restrictions contained in agreements to which Euronet is a party, holders of Euronet Common Stock are entitled to any dividend declared by the Euronet Board out of funds legally available for such purpose.

Amendment to the Certificate of Incorporation
The CoreCard Charter is silent on the right to amend, alter, change or repeal any provision contained in the CoreCard Charter.

Section 14-2-1002 of the GBCC provides that certain relatively technical amendments to a corporation’s articles of incorporation may be adopted by the directors without stockholder action. Under Section 14-2-1003 of the GBCC, an amendment to the CoreCard Charter generally requires a majority vote of the outstanding shares of each voting group entitled to vote to amend the articles of incorporation.

Under Section 241 of the DGCL, an amendment to the Euronet Charter generally requires a majority vote of the outstanding shares of each class entitled to vote thereon.

The Euronet Charter provides that the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of Euronet then entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, adopt any provision inconsistent with or repeal the article regarding the classified board structure.

Amendment to the Bylaws
The CoreCard Bylaws provide that, except as otherwise provided under the GBCC, the Board of Directors shall have the power to alter, amend, or repeal the CoreCard Bylaws or adopt new bylaws. Any bylaws adopted by the CoreCard Board may be altered, amended, or repealed, and new bylaws adopted, by the CoreCard Stockholders. The CoreCard Stockholders may prescribe in adopting any bylaw that it shall not be altered, amended, or repealed by the CoreCard Board.

Under Section 14-2-1020 of the GBCC, a corporation’s stockholders may amend or repeal the corporation’s bylaws or adopt

The Euronet Bylaws may be altered or repealed, and any new bylaws may be adopted, by an affirmative vote of the majority of the Euronet Board, provided that notice of the proposal to make, alter or repeal the Euronet Bylaws, or to adopt new bylaws, is included in the notice of the meeting of the Euronet Board at which such action takes place. The Euronet Stockholders may amend, alter and repeal these Euronet Bylaws, or adopt new bylaws, by the affirmative vote or written consent of not less than two-thirds of the voting power of the shares of stock outstanding and entitled to vote thereon, voting together as a single class.

	CoreCard	Euronet

new bylaws even though the bylaws may also be amended or repealed by its board of directors, provided that unless the articles of incorporation provide otherwise, the stockholders may not amend (but may repeal) a bylaw adopted by the board of directors regarding cumulative or plurality voting regarding the election of directors.

Required Stockholder Votes
The CoreCard Bylaws provide that all classes or series of CoreCard’s shares entitled to vote generally on a matter shall for that purpose be considered a single voting group (a “Voting Group”). Except as otherwise required by law or the CoreCard Bylaws, if a quorum exists, action on a matter by a Voting Group is approved by that Voting Group if the votes cast within the Voting Group favoring the action exceed the votes cast opposing the action.

The Euronet Bylaws provide that, except as otherwise required by law or provided by the Euronet Charter and Euronet Bylaws, all matters other than the election of directors shall be determined by a vote of a majority of the shares present in person or represented by proxy and voting on such matters.

Special Meetings of Stockholders
Special meetings of CoreCard Stockholders may be called by the CoreCard Board, the Chairman of the Board, the President, or CoreCard’s Chief Executive Officer.

In addition, a special meeting of CoreCard Stockholders shall be called by CoreCard upon the written request, in accordance with the GBCC, of the holders of shares representing 50% or more of the votes entitled to be cast on each issue proposed to be considered at the special meeting, subject to the requirements of the CoreCard Bylaws that apply to such a request.

Special meetings of the Euronet Stockholders may be called only by the Euronet President or Euronet Secretary upon the written request of a majority of the total number of directors of Euronet. The Euronet Board may, in its sole discretion, determine that a special meeting of the Euronet Stockholders shall not be held at any place, but may instead be held solely by means of a remote communication as authorized by the DGCL.

Stockholder Action by Written Consent
Under the CoreCard Bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, upon written consent describing the action taken, signed by all the CoreCard Stockholders entitled to vote on the action.

Under the Euronet Bylaws, any action required or permitted to be taken at any meeting of the Euronet Stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Stockholder Proposals and Nominations	Under the CoreCard Bylaws, CoreCard Stockholders seeking to bring business before an annual or special meeting, or to	Under the Euronet Bylaws, for any business to be properly brought by a Euronet Stockholder before an annual

	CoreCard	Euronet

nominate candidates for election as directors of CoreCard at an annual or special meeting of CoreCard Stockholders, must provide timely notice of their intent in writing. To be timely, a CoreCard Stockholder’s notice must be received by CoreCard’s secretary at CoreCard’s principal offices (i) in connection with a stockholder proposal at an annual meeting of stockholders, at least 120 days before the anniversary of the date of the proxy statement for the immediately preceding annual meeting of CoreCard; or (ii) in connection with a stockholder nomination at an annual or special meeting of stockholders, no later than 14 days before the date of the meeting or 5 days after notice is given to each stockholder by CoreCard of each annual and special stockholders meeting, whichever is later. The CoreCard Bylaws also specify certain requirements as to the form and content of a CoreCard Stockholder’s notice of proposal or nomination.

meeting or any nomination brought at an annual or a special meeting, business must be (i) specified in the notice of meeting (or any supplements thereto) given by or at the direction of the Euronet Board (or a duly authorized committee thereof); (ii) brought before the meeting by or at the direction of the Euronet Board; or (iii) otherwise properly brought before the meeting by a stockholder who (A) was a Euronet Stockholder of record at the time of giving the notice and on the record date for the determination of stockholders entitled to vote at the annual meeting, (B) is entitled to vote at the meeting, and (C) complied with all of the notice procedures (other than the nominations of persons for election to the Euronet Board). To be timely for nominations, a Euronet Stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Euronet not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is more than 30 days before, or more than 60 days after, such anniversary date, notice by the Euronet Stockholder must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which the date that such annual meeting was publicly disclosed. The Euronet Bylaws also specify certain requirements as to the form and content of a Euronet Stockholder’s notice of proposal or nomination.

Proxy Access for Director Nominations	The CoreCard Bylaws are silent on proxy access for CoreCard director nominations.	The Euronet Bylaws are silent on proxy access for Euronet director nominations.

Board of Directors
Number of Directors
The number of directors serving on the CoreCard Board shall be fixed by resolution adopted by the CoreCard Board or of the CoreCard Stockholders from time to time. The number of directors serving on the CoreCard Board shall consist of at least one director, as required by the GBCC.

The number of directors serving on the Euronet Board shall be fixed from time to time exclusively by the Euronet Board pursuant to a resolution adopted by a majority of the entire Euronet Board. The number of directors serving on the Euronet Board shall be no less than one director per the DGCL.

	CoreCard	Euronet
Election of Directors
The CoreCard Bylaws provide that a nominee for director shall only be elected if, at any meeting of the CoreCard Stockholders held for the election of directors at which a quorum is present, the votes cast for the nominee’s election exceed the votes cast against the nominee’s election; provided, however, if as of the date that is 10 days in advance of the date that CoreCard files its definitive proxy statement the number of nominees exceeds the number of directors to be elected in such election (a “contested election”), that a plurality of the votes cast by the shares represented in person or by proxy at a meeting at which a quorum is present is sufficient to elect a nominee to the CoreCard Board. The CoreCard Bylaws provide that a majority of the votes cast means that the number of shares voted “for” a director must exceeds the number of votes cast “against” that director. If directors are to be elected by a plurality of the votes cast in a contested election, CoreCard Stockholders shall not be permitted to vote against a nominee.

The Euronet Bylaws provide that each director to be elected by the Euronet Stockholders must receive a majority of the votes cast with respect to the election of that director at any meeting for the election of directors at which a quorum is present, provided that if, at any time during the period from and after the record date for such meeting through the date of the meeting, the number of nominees exceeds the number of directors to be elected in a contested election, the directors will be elected by a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Any incumbent CoreCard director who is not re-elected by a majority of the votes cast in an election in which such majority is required shall offer his or her resignation to the CoreCard Board. The CoreCard Board will decide on whether or not to accept or reject the resignation, or whether other action should be taken. The CoreCard Board will disclose its decision and the rationale behind it within 90 days from the date of certification of the election results.

If a nominee for director who is an incumbent director is not elected and no successor has been elected at the same meeting, the director must submit to the Euronet Board a letter offering to resign. The Euronet Nominating & Corporate Governance Committee with consider the resignation offer and will make a recommendation to the Euronet Board whether to accept the offer, reject the offer or take other action.

Classified Board
The CoreCard Bylaws provide that the CoreCard Board shall be divided into three classes as nearly equal in number as possible. At each annual meeting of the CoreCard Stockholders, directors chosen to succeed those whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of CoreCard Stockholders after the election. When the number of directors is changed, subject to any requirements of the GBCC, any newly-created directorships or any decrease in directorships shall be apportioned among the classes by the

The Euronet Charter provides that the directors, other than those who may be elected by the holders of any class or series of Preferred Stock, shall be divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire at the conclusion of the first annual meeting of Euronet Stockholders, the term of office of the second class to expire at the conclusion of the annual meeting of Euronet Stockholders one year thereafter and the term of office of the third class to expire at the conclusion of the annual meeting of

	CoreCard	Euronet

CoreCard Board as to make all classes as nearly equal in number as possible. A director shall hold office until the annual meeting of CoreCard Stockholders for the year in which his or her term expires and until his or her successor shall be elected.

Euronet Stockholders two years thereafter, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of Euronet Stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of Euronet Stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified.

Removal
Under the CoreCard Bylaws, the entire CoreCard Board or any individual director may be removed only for cause by the CoreCard Stockholders, provided that directors elected by a particular Voting Group (as defined below) may be removed only by the CoreCard Stockholders in that Voting Group. Removal action may be taken only at a CoreCard Stockholders’ meeting for which notice of the removal action has been given. A removed director’s successor, if any, may be elected at the same meeting to serve the unexpired term.

Under Section 141 of the DGCL, any director of a corporation whose board is classified may be removed by the stockholders only for cause, unless the certificate of incorporation provides otherwise. The Euronet Charter and Bylaws are silent with respect to removal of a director.

Vacancies
Under the CoreCard Bylaws, a vacancy in the CoreCard Board may be filled for the unexpired term, unless the CoreCard Stockholders have elected a successor, by the affirmative vote of a majority of the remaining directors, whether or not the remaining directors constitute a quorum, except that, if the vacant office was held by a director elected by a particular Voting Group, only the holders of shares of that Voting Group or the remaining directors elected by that Voting Group will be entitled to fill the vacancy. However, if the vacant office was held by a director elected by a particular Voting Group and there is no remaining director elected by that Voting Group, the other remaining directors or director (elected by another Voting Group or Groups) may fill the vacancy during an interim period before the stockholders of the vacated director’s Voting Group act to fill the vacancy.

Under the Euronet Bylaws, vacancies and newly created directorships may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. When one or more directors resign from the Euronet Board, effective at a future date, a majority of the directors then in office, including those who have resigned, although less than a quorum, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective. Each director so chosen shall hold office until the next election of the class for which such director shall have been chosen or until his or her successor has been elected and has qualified.

Special Meetings of the Board	Special meetings of the CoreCard Board may be called by the chairman of the CoreCard Board, the CoreCard President,	Special meetings of the Euronet Board may be called by the chairman of the Euronet Board, or by the Euronet Chief Executive

	CoreCard	Euronet

the CoreCard Chief Executive Office, or any two directors in office at that time. Notice shall be given at least two days in advance stating the date, time and place of each special meeting, unless a director has waived notice pursuant to the CoreCard Bylaws.

Office, the Euronet President, or by any two directors.

Notice of each special meeting shall be given to each director by: (a) mail at least five days before the meeting, (b) overnight delivery at least two business days before the meeting, (c) telecopy, facsimile transmission, electronic mail or other means of electronic transmission at least 24-hours before the meeting, or (d) personal deliver at least twenty-four hours before the meeting; except that in the case of exigency, the Chairman of the Board or Chief Executive Officer may prescribe a shorter period for notice. Notice of a special meeting of the Euronet Board shall state the date, time and place of the meeting.

Directors Liability and Indemnification
The CoreCard Charter eliminates a director’s personal liability to CoreCard or its stockholders for monetary damages for breach of the duty of care or any other duty as a director, except for: (a) any appropriation, in violation of the director’s duties, of any business opportunity of the corporation; (b) acts or omissions that involve intentional misconduct or a knowing violation of law; (c) unlawful distributions; and (d) any transaction from which the director derived an improper personal benefit. If at any time the GBCC shall have been amended to authorize the further elimination or limitation of the liability of a director, then the liability of each director of the corporation shall be eliminated or limited to the fullest extent permitted by the GBCC, as so amended, without further action by the stockholders, unless required under the GBCC.

The Euronet Charter eliminates a director’s personal liability to Euronet or its stockholders for monetary damages for breach of fiduciary duty as a director, except : (i) for any breach of the director’s duty of loyalty to Euronet or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is subsequently amended to further eliminate or limit the liability of the director, then a director of Euronet, in addition to the circumstances in which a director is not personally liable as set forth above, shall not be liable to the fullest extent permitted by the amended DGCL.

The CoreCard Bylaws provide that CoreCard will indemnify any director party, to any threatened, pending or completed action, suit, or proceeding because he or she is or was a director, officer, employee, or agent of CoreCard, against any judgment, settlement, penalty, fine, or reasonable expenses (including, but not limited to, attorneys’ fees and disbursements, court costs, and expert witness fees) incurred with respect to the

The Euronet Charter and Bylaws provide that Euronet shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or an officer of Euronet, or is or was a director of officer of Euronet serving at the request of Euronet as a director, officer, employee or agent of

	CoreCard	Euronet

proceeding, except that no indemnification shall be made for: (a) any appropriation by a director, in violation of the director’s duties, of any business opportunity of the corporation; (b) any acts or omissions of a director that involve intentional misconduct or a knowing violation of law; (c) unlawful distributions; or (d) any transaction from which the director received an improper personal benefit.

another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent permitted by Section 145 of the DGCL, as it may be amended from time to time.

The CoreCard Bylaws provide that the CoreCard Board shall have the power to purchase and maintain insurance providing for the indemnification of any person who is or was a director, officer, employee or agent of CoreCard.

Pursuant to Section 145 of the DGCL and the Euronet Bylaws, Euronet may purchase and maintain insurance on behalf of any person who is or was a director or officer of Euronet, or is or was a director or officer of Euronet serving at Euronet’s request as a director, office, employee or agent of any other enterprise.

State Antitakeover Provisions
Section 14-2-1132 of the GBCC generally prohibits a domestic corporations from engaging in various “business combination” transactions with any “interested stockholder” for a period of five years after the date of the transaction in which the person became an “interested stockholder”, unless: (a) the board of directors approved the transaction or combination prior to the date the person became an interested stockholder; (b) the interested stockholder becomes the owner of 90% or more of the corporation’s shares in the same transaction in which such person became an interest stockholder; or (c) after becoming an interested stockholder, the stockholder acquires at least 90% of the corporation’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the matter (excluding the stock held by the interested stockholder).

A “business combination” includes, among other things: (a) any merger or consolidation of a corporation with an “interested stockholder”, (b) any merger or consolidation of a corporation or its subsidiary with another corporation that is, or becomes, an affiliate of an interested stockholder or (c) the sale, lease, transfer, or other non-ordinary course of business

Euronet is subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the transaction is approved by the corporation’s board of directors before that person becomes an “interested stockholder” or another exception is available.

A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder.

An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.

Euronet may opt out of the protections of Section 203 by amending the Euronet Charter.

	CoreCard	Euronet

disposition of 10% or more of a corporation’s net assets to an interested stockholder or its affiliate.

An “interested stockholder” is a person or entity, other than the corporation or its subsidiaries, who is the beneficial owner of at least 10 percent of the outstanding voting shares of the corporation.

Merger or Consolidation; Sale, Lease or Exchange of Assets; Dissolution
Under Sections 14-2-1103 and 14-2-1202 of the GBCC, subject to certain exceptions, a merger, share exchange or sale, lease, exchange or transfer of all or substantially all of the corporation’s assets generally must be approved at a meeting of the corporation’s stockholders by the: (i) affirmative vote of a majority of all votes entitled to be cast on the matter; and (ii) in addition, with respect to a merger or share exchange, affirmative vote of all the votes entitled to be cast by holders of the shares of each voting group entitled to vote separately on the transaction as a group by the articles of incorporation.

Subchapter IX of the DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve any agreement providing for a merger or consolidation of such corporation. Subchapter X of the DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve the sale, lease or exchange of all or substantially all of such corporation’s property and assets or the dissolution of the corporation.

Exclusive Forum Provision	The CoreCard Charter and CoreCard Bylaws are silent as to an exclusive forum.
The Euronet Bylaws state that, unless Euronet consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, all Internal Corporate Claims (as defined therein) shall be brought solely and exclusively in the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware, or, if such other court does not have jurisdiction, the United States District Court for the District of Delaware). Internal Corporate Claims means claims, including claims in the right of Euronet, brought by a stockholder (including a beneficial owner) (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which Delaware law confers jurisdiction upon the Court of Chancery of the State of Delaware.

NO APPRAISAL RIGHTS
Holders of CoreCard Common Stock are not entitled to appraisal rights in connection with the Merger. In accordance with Section 14-2-1302 of the GBCC, no appraisal or dissenter’s rights will be available for shares of CoreCard Common Stock issued and outstanding immediately prior to the effective time.
Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the surviving company.
LEGAL MATTERS
The legality of the shares of Euronet Common Stock issuable in the Merger will be passed upon for Euronet by Stinson LLP.
EXPERTS
Euronet
The consolidated financial statements of Euronet Worldwide Inc. and subsidiaries as of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
CoreCard
The consolidated financial statements of CoreCard and subsidiaries as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, incorporated by reference in this proxy statement/prospectus, have been audited by Nichols, Cauley & Associates, LLC, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS
If the Merger is completed prior to the time CoreCard's annual meeting of stockholders would normally take place in 2026, CoreCard will not hold an annual meeting of stockholders in 2026 (the “2026 Annual Meeting of Stockholders”). If, however, the Merger has not been completed by that time, CoreCard expects to hold the 2026 Annual Meeting of Stockholders. The 2026 Annual Meeting of Stockholders, if held, is anticipated to be held in May 2026.
Stockholders who wish to submit a proposal for inclusion in CoreCard’s proxy statement for the 2026 Annual Meeting of Stockholders must submit such proposals so that they are received by the company no later than December 15, 2025. Such proposals must comply with Exchange Act Rule 14a-8 and all other applicable proxy rules and requirements contained in CoreCard’s Bylaws relating to stockholder proposals to be included in its proxy materials. Stockholders intending to present proposals at the Annual Meeting of Stockholders in 2026 but who do not wish to submit the proposal for inclusion in CoreCard’s proxy statement pursuant to Rule 14a-8 should submit these proposals to the Secretary of CoreCard by certified mail, return receipt requested, at CoreCard’s offices in Norcross, Georgia on or before December 15, 2025. CoreCard’s Bylaws contain an advance notice provision that states that, among other things, in order for business to be brought properly before an annual meeting of stockholders by a stockholder, the stockholder must have given timely notice of the business in writing to the Secretary of CoreCard. To be timely under CoreCard Bylaws, a stockholder’s notice must be received at CoreCard’s principal offices by December 15, 2025. Stockholders who wish to include their own director nominee or nominees on CoreCard’s proxy card for the 2026 Annual Meeting of Stockholders pursuant to the SEC’s universal proxy rules must submit the notice required by Exchange Act Rule 14a-19 by March 30, 2026. Such notice must comply with both Rule 14a-19 and the requirements of CoreCard’s Bylaws for director nominations. For nominees by stockholders that are not intended for inclusion in CoreCard’s proxy card, CoreCard must be provided the notice specified by CoreCard’s Bylaws not later than May 15, 2026.
HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries such as brokers to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single proxy statement to those security holders. This method of delivery, often referred to as "householding," reduces the amount of duplicative information that security holders receive and lowers printing and mailing costs for companies.
Householding of This Proxy Statement/Prospectus
In accordance with the SEC’s householding rules, only one copy of this proxy statement/prospectus is being delivered to multiple stockholders of record sharing an address unless CoreCard has received contrary instructions from one or more of such stockholders. Similarly, banks, brokers and other intermediaries may use householding in delivering this proxy statement/prospectus to beneficial owners of shares of CoreCard Common Stock held in “street name” by such intermediaries.
CoreCard undertakes to deliver promptly upon written or oral request a separate copy of this proxy statement/prospectus to a stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered. A stockholder may notify CoreCard that the stockholder wishes to receive a separate copy of this proxy statement/prospectus by submitting such request to CoreCard by telephone (phone number (770) 381-2900) or by mail addressed to CoreCard Corporation, One Meca Way, Norcross, Georgia 30093, Attention: Corporate Secretary.
Householding of Future CoreCard Proxy Materials
Stockholders of Record
If you are a CoreCard Stockholder of record, you may direct a notification to CoreCard that you wish to receive a separate CoreCard annual report, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, in the future by telephone (phone number (770) 381-2900) or by mail addressed to CoreCard Corporation, One Meca Way, Norcross, Georgia 30093, Attention: Corporate Secretary.
CoreCard Stockholders of record that share an address and are receiving multiple copies of CoreCard’s annual reports, proxy statements or Notices of Internet Availability of Proxy Materials may request delivery of a single copy of those documents by contacting CoreCard’s Corporate Secretary with such request at the phone number or mailing address provided in the immediately preceding paragraph.

Beneficial Owners
If you are the beneficial owner of shares of CoreCard Common Stock held in street name and your broker or other intermediary is using householding to deliver CoreCard proxy materials to you, but you no longer wish to participate in householding and would prefer to receive a separate copy of CoreCard’s Notices of Internet Availability of Proxy Materials, annual reports or proxy statements, as applicable, in the future, please notify your broker or other intermediary.
Beneficial owners of shares of CoreCard Common Stock held in street name that share an address and are receiving multiple copies of CoreCard’s annual reports, proxy statements or Notices of Internet Availability of Proxy Materials, but would like to receive a single copy, may request delivery of a single copy of those documents by contacting their broker or other intermediary.

WHERE YOU CAN FIND MORE INFORMATION
Euronet and CoreCard each are subject to the informational reporting requirements of the Exchange Act and each file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Euronet's filings and CoreCard's filings with the SEC are available to the public through the SEC's website at www.sec.gov.
Investors may also consult Euronet's or CoreCard's website for more information about Euronet or CoreCard, respectively. Euronet's website is www.Euronetworldwide.com. CoreCard's website is www.CoreCard.com. Information included or contained on these websites is not incorporated by reference into this proxy statement/prospectus and should not be considered part of this or any other report filed with the SEC.
Euronet has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the Merger Consideration Shares. The registration statement, including the attached exhibits, contains additional relevant information about Euronet and Euronet Common Stock.
This proxy statement/prospectus also contains summaries of certain provisions contained in certain of the Euronet or CoreCard documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents.
In addition, the SEC allows Euronet and CoreCard to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below. This proxy statement/prospectus incorporates by reference the following documents that Euronet and CoreCard have previously filed with the SEC (other than portions of these documents that are not deemed “filed,” in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 or related exhibits furnished pursuant to Item 9.01 of Form 8-K, unless otherwise indicated therein):
Euronet SEC Filings
•	Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (filed with the SEC on February 25, 2025);
•
information specifically incorporated by reference into Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 from Euronet's definitive proxy statement on Schedule 14A (filed with the SEC on April 4, 2025);

•	Euronet's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 (filed with the SEC on May 7, 2025) and June 30, 2025 (filed with the SEC on filed with the SEC on August 6, 2025);
•	Euronet's Current Reports on Form 8-K filed with the SEC on May 15, 2025, July 31, 2025 and August 18, 2025; and
•
the description of Euronet Common Stock contained in Exhibit 4.6 to Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, together with any amendment or report filed for the purpose of updating such descriptions.

CoreCard SEC Filings
•	CoreCard's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (filed with the SEC on February 28, 2025) (the “CoreCard 2025 10-K”);
•
information specifically incorporated by reference into CoreCard's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 from CoreCard's definitive proxy statement on Schedule 14A (filed with the SEC on April 14, 2025;

•	CoreCard's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 (filed with the SEC on May 8, 2025), and June 30, 2025 (filed with the SEC on August 14, 2025);
•	CoreCard's Current Reports on Form 8-K filed with the SEC on March 3, 2025, May 30, 2025, July 31, 2025 and September 9, 2025; and
•
the description of CoreCard Common Stock set forth in Item 1 of CoreCard's Form 8-A filed with the SEC on May 26, 2021, together with any amendment or report filed for the purpose of updating such description.

In addition, Euronet and CoreCard incorporate by reference any future filings they make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and (ii) after the date of this proxy statement/prospectus and prior to the date of the Special Meeting (other than portions of these documents that are not deemed to be “filed,” in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 or related exhibits furnished pursuant to Item 9.01 of Form-8-K, unless otherwise indicated therein).
You can obtain any documents filed by Euronet or CoreCard with the SEC from the SEC, through the SEC's website at the address listed above, or Euronet or CoreCard will provide you with copies of these documents (excluding exhibits to these documents unless specifically incorporated by reference herein), without charge, upon written or oral request to:

Euronet Worldwide, Inc. 11400 Tomahawk Creek Parkway, Suite 300 Leawood, Kansas 66211	CoreCard Corporation One Meca Way Norcross, Georgia 30093

D. F. King & Co., Inc.
28 Liberty Street, Floor 53
New York, NY 10005
Stockholders, please call toll-free: (800) 820-2415
Banks and Brokerage Firms, please call: (212) 257-2075
Email: CCRD@dfking.com
In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated September 26, 2025. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither CoreCard's mailing of this proxy statement/prospectus to CoreCard Stockholders nor the issuance by Euronet of Euronet Common Stock in connection with the Merger will create any implication to the contrary.

Annex A
AGREEMENT AND PLAN OF MERGER

by and among
EURONET WORLDWIDE, INC.,

GENESIS MERGER SUB INC.

and
CORECARD CORPORATION

dated as of

July 30, 2025

A-i

A-ii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 30, 2025, is by and among EURONET WORLDWIDE, INC., a Delaware corporation (“Parent”), GENESIS MERGER SUB INC., a Georgia corporation and a wholly owned direct or indirect subsidiary of Parent (“Merger Sub”), and CORECARD CORPORATION, a Georgia corporation (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively, as the “Parties.”
RECITALS
WHEREAS, it is proposed that the Parties effect the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Merger”);
WHEREAS, in connection with the Merger, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares or Converted Shares) shall be automatically converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the Georgia Business Corporation Code (the “GBCC”);
WHEREAS, the board of directors of the Company (the “Company Board of Directors”) unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby (the “Transactions”), including the Merger, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (b) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (d) resolved to recommend that the Company Stockholders vote to adopt this Agreement (the “Company Board Recommendation”);
WHEREAS, the board of directors of Parent and the board of directors of Merger Sub, and Parent, as the sole stockholder of Merger Sub, have approved this Agreement and determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Parent and Merger Sub and their respective stockholder(s);
WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g); and
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various terms of and conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1. Definitions. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in this Article I or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise. For purposes of this Agreement, the term:
“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof with the Company that contains terms that (a) taken as a whole, are not materially less favorable in the aggregate to the Company than the corresponding terms contained in the Confidentiality Agreement (it being understood that the Company shall use commercially reasonable efforts to procure that such confidentiality agreement contain a “standstill” or similar provision, except that such provision may include an exception solely to the extent necessary to allow a Person to make a non-public proposal to the Company Board of Directors), and (b) do not in any way restrict the Company or its Representatives from complying with its obligations under this Agreement.

“Acquisition Proposal” means any offer, proposal, or indication of interest in making a proposal or offer, by any Person (as such term is used in Section 6.4) (other than a proposal or offer by Parent, Merger Sub or their respective affiliates) at any time relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any Person, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares) or any acquisition or purchase by any Person, directly or indirectly, of the voting or equity securities of any Company Subsidiary whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income, or assets of the Company and the Company Subsidiaries, taken as a whole, (b) any merger (including a reverse merger in which the Company is the surviving corporation), consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company (or any of the Company Subsidiaries) and a Person pursuant to which the Company Stockholders immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction (whether by voting power or number of shares), (c) any sale, lease, exchange, spin-off, transfer or other disposition to a Person of more than twenty percent (20%) of the consolidated assets of the Company and the Company Subsidiaries, in the aggregate (measured by the fair market value thereof and including equity interests of any Company Subsidiaries) or to which twenty (20%) or more of the Company and the Company Subsidiaries’ net revenues or net income on a consolidated basis are attributable, (d) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution) or recapitalization or other significant corporate reorganization of the Company or one or more of the Company Subsidiaries which, individually or in the aggregate, generate or constitute twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole; or (e) any combination of the foregoing.
“Anti-Corruption Law” means any Law related to combating bribery and corruption, including the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, the UN Convention Against Corruption and any implementing legislation promulgated pursuant to such Conventions, the Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.
“Antitrust Laws” means any applicable supranational, national, federal, state, county, local or foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar laws regulating antitrust, competition or restraint of trade of any U.S., foreign or international jurisdiction.
“Business” means the businesses conducted by the Company and its Subsidiaries as of the date of this Agreement.
“Business Data” means all data processed, collected, controlled, stored or disseminated by, or on behalf of, the Company or any Company Subsidiary, including any Personal Information or other data or information in connection with the Company Software Products.
“business day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of New York or the State of Georgia or is a day on which banking institutions located in the State of New York or the State of Georgia are authorized or required by applicable Law or other governmental action to close.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Articles” means the Amended and Restated Articles of Incorporation of the Company, as amended, in effect on the date hereof.
“Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, retention, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, in each case, for the benefit of current or former employees, directors or individual consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates or with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent).
“Company Bylaws” means the bylaws of the Company as in effect on the date hereof.
“Company Equity Awards” means the Company RSU Awards and Company Stock Option Awards.
“Company Equity Plans” means the Company’s 2015 Employee Stock Incentive Plan, 2011 Non-Employee Directors Stock Option Plan, 2020 Non-Employee Directors’ Stock Incentive Plan, 2022 Employee Stock Incentive Plan and 2025 Employee Stock Incentive Plan.
“Company Governing Documents” means the Company Bylaws and the Company Articles.
“Company Intellectual Property Rights” means all Intellectual Property Rights owned by (or claimed by the Company to be owned by) the Company or any Company Subsidiary or used by the Company or any Company Subsidiary in connection with the Business, including all Intellectual Property Rights in and to Company Technology.
“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents, or would reasonably be expected to prevent, the ability of the Company to consummate the Transactions, including the Merger; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur as described in clause (i) above: (a) any changes in general United States, regional or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions, (b) any changes in general conditions in any industry or industries in which the Company and the Company Subsidiaries operate, (c) any changes in general political, regulatory or legislative conditions, (d) any changes after the date hereof in GAAP or any other accounting standards or principles or the interpretation of the foregoing, (e) any changes after the date hereof in applicable Law or the interpretation thereof, (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded by the other clauses of this definition of a “Company Material Adverse Effect” may be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur), (g) any changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, any hurricanes, tornados, tsunamis, floods, volcanic eruptions, earthquakes, nuclear incidents, weather conditions, or other natural or man-made disasters, pandemics (including the COVID-19 pandemic) or other force majeure events, including any worsening of such conditions threatened or existing as of the date hereof, (h) the execution and delivery of this Agreement or the consummation of the Transactions or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, the identity of Parent, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case only to the extent resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the public announcement of this Agreement or the Transactions (it being understood that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or to address the consequences of litigation), (i) any action or failure to take any actions which action or failure to act is requested in writing by Parent or any action required by, or the failure to take any action prohibited by, the terms of this Agreement (other than Section 6.1(a)), (j) any change in the price or trading volume of shares of Company Common Stock or any other publicly traded securities of the Company or any Company Subsidiary in and of itself (provided that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur), and (k) any reduction, termination modification or failure to renew any relationship or Contract with the Company by any customer or licensee of the Company, or any notice by any customer or licensee of the Company of any of the foregoing; provided that with respect to the exceptions set forth in clauses (a), (b), (c), (e) and (g), if such Effect has had a disproportionate adverse effect on the Company or any Company Subsidiary relative to other companies operating in the industry or industries in which the Company and the Company Subsidiaries operate, then the incremental disproportionate adverse impact of such Effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur.
“Company RSU Award” means each restricted stock unit award covering shares of Company Common Stock and granted by the Company.
“Company Software Products” means all proprietary Software products and related services of the Company or any Company Subsidiary that (a) are currently offered, licensed, sold, distributed, hosted, maintained or supported, or otherwise provided or made available by or on behalf of the Company or any Company Subsidiary, (b) are currently used in connection with the Business or (c) are currently under development by or for the Company or any Company Subsidiary.
“Company Stock Option Award” means each stock option award covering shares of Company Common Stock and granted by the Company.
“Company Subsidiaries” means the Subsidiaries of the Company.
“Company Technology” means any and all Technology used by the Company or any Company Subsidiary.
“Confidentiality Agreement” means the Confidentiality Agreement, dated April 2, 2025, between Parent and the Company, as it may be amended, modified or supplemented from time to time.
“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature. For the avoidance of doubt, “Contract” shall not include any purchase order, statement of work or invoice issued or received in the ordinary course of business and consistent with past practice.
“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (e) under corresponding or similar provisions of foreign laws or regulations.
“Data Security Requirements” means all of the following to the extent relating to the access, collection, processing, recording, organization, adaptation, alteration, storage, transfer, retrieval, disclosure, dissemination, combination and/or use of data or otherwise relating to data security, cyber security, e-commerce, privacy or security breach notification requirements: (a) the written rules, policies and procedures of any of the Companies promulgated by those with management authority within the Company or any Company Subsidiary; (b) all Laws and/or industry self-regulatory programs that are applicable to the Company or any Company Subsidiaries; and (c) Contracts pursuant to which the Company or any of Company Subsidiaries is a party including, without limitation, any data protection agreements with customers or suppliers.
“Effect” means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence.
“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource).

“Environmental Law” means any and all applicable Laws (a) relating to reclamation or restoration of property; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring the protection of human health and safety from environmental hazards; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; Releases or threatened Releases, (b) relating to manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes, or (c) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Export Controls” means all applicable export and re-export control Laws and regulations, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by OFAC and the International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations.
“Exchange Ratio” means the number of shares of Parent Common Stock being issued for each share of Company Common Stock as the Per Share Stock Consideration, determined as follows: (a) if the Parent Stock Price is equal to or less than $95.4798, 0.3142; (b) if the Parent Stock Price is greater than $95.4798 but less than $107.7997, the quotient obtained by dividing $30.00 by the Parent Stock Price, rounded to four decimal places; or (c) if the Parent Stock Price is greater than or equal to $107.7997, 0.2783.
“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, provincial or foreign government or any entity exercising executive, legislative, judicial, arbitral, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, (c) any agency, division, bureau, department, committee, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices) or (d) quasi-governmental, self-regulatory agency, commission or authority, including any national securities exchange or national quotation system.
“Hazardous Substances” means any pollutant, chemical, substance, material or waste, whether consisting of solid, liquid, gas or vapor, that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or subject to regulation, control or remediation under, any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, asbestos-containing material, urea-formaldehyde and urea-formaldehyde-containing material, lead paint, polychlorinated biphenyls (or PCBs), dioxins, hydrogen sulphide, arsenic, cadmium, lead, mercury, dibenzofurans, heavy metals, mold, mold spores and mycotoxins.
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Import Restrictions” means all applicable U.S. and foreign import Laws, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.
“Indebtedness” means, with respect to any Person, at a particular time, without duplication, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others, (e) all finance lease obligations and all synthetic lease obligations, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments, (g) all securitization transactions, (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business), (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances and (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination).
“Intellectual Property Rights” means all rights throughout the world in, arising out of, or associated with any of the following: (a) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations in part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries (“Patents”); (b) all trade secret rights and other rights in know-how and confidential or proprietary information or in information that derives independent economic value, actual or potential, from not being known to other Persons (“Trade Secrets”); (c) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (d) all industrial designs and any registrations and applications therefor throughout the world; (e) mask works, mask work registrations and applications therefor, and all other rights corresponding thereto throughout the world; (f) all rights in World Wide Web addresses and domain names and registrations therefor; (g) all Trademarks; (h) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world; and (i) all actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.
“IT Systems” means all information technology and computer systems (including the hardware, software, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other telecommunications or information technology equipment) relating to the transmission, storage, maintenance or analysis of data in electronic format owned and controlled by the Company or any Company Subsidiary.
“Knowledge” means, with respect to any Party, the actual knowledge of a vice president or more senior officer (or persons performing similar functions) after reasonable inquiry.
“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.
“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any similar nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law, but excluding restrictions on transfer arising under applicable securities laws.
“Material Inbound IP Contractual Obligations” means the Contracts described in Section 4.17(a)(xii)(B).
“Material Outbound IP Contractual Obligations” means the Contracts described in Section 4.17(a)(xii)(A).
“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.
“Non-Scheduled Licenses” means: (a) standard form Contracts with an annual license fee or replacement value of less than $50,000 granting the Company or a Company Subsidiary non-exclusive rights to use off-the-shelf technology made generally available on commercially reasonable terms, (b) Open Source Licenses, (c) confidentiality agreements (where the only licenses or other rights granted by the Company or its Subsidiaries are non-exclusive rights granted in connection with the examination and evaluation of confidential information) entered into in the ordinary course of business consistent with past practice, (d) Contracts with consultants, contractors or vendors where the only licenses or other rights granted by the Company or its Subsidiaries are non-exclusive rights granted in the ordinary course of business consistent with past practice for the purpose of the counterparty’s provision of products or services to the Company or its Subsidiaries and that are customary for the product or service provided and (e) intellectual property assignment and confidentiality agreements with employees substantially in the form of the Company’s or its Subsidiaries’ then-current form of agreement as made available to Parent.
“NYSE” means the New York Stock Exchange.
“Open Source License” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, and any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License, the MIT License or any other license that includes similar terms.
“Outside Date” means January 30, 2026.
“Parent Common Stock” means the common stock, par value $0.02 per share, of Parent.
“Parent Equity Awards” means the Parent RSU Awards and Parent Stock Option Awards.
“Parent Equity Plan” means the Parent 2006 Stock Incentive Plan.
“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) prevents, or would reasonably be expected to prevent, the ability of Parent or Merger Sub to consummate the Transactions, including the Merger; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur as described in clause (i) above: (a) any changes in general United States, regional or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions, (b) any changes in general conditions in any industry or industries in which Parent and the Parent Subsidiaries operate, (c) any changes in general political, regulatory or legislative conditions, (d) any changes after the date hereof in GAAP or any other accounting standards or principles or the interpretation of the foregoing, (e) any changes after the date hereof in applicable Law or the interpretation thereof, (f) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded by the other clauses of this definition of a “Parent Material Adverse Effect” may be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur), (g) any changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, any hurricanes, tornados, tsunamis, floods, volcanic eruptions, earthquakes, nuclear incidents, weather conditions, or other natural or man-made disasters, pandemics (including the COVID-19 pandemic) or other force majeure events, including any worsening of such conditions threatened or existing as of the date hereof, (h) the execution and delivery of this Agreement or the consummation of the Transactions or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the public announcement of this Agreement or the Transactions (it being understood that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or to address the consequences of litigation), (i) any action or failure to take any actions which action or failure to act is requested in writing by Company or any action required by, or the failure to take any action prohibited by, the terms of this Agreement, and (j) any change in the price or trading volume of shares of Parent Common Stock or any other publicly traded securities of Parent or any Parent Subsidiary in and of itself (provided that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur); provided that with respect to the exceptions set forth in clauses (a), (b),

(c), (e) and (g), if such Effect has had a disproportionate adverse effect on Parent or any Parent Subsidiary relative to other companies operating in the industry or industries in which Parent and the Parent Subsidiaries operate, then the incremental disproportionate adverse impact of such Effect shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur.
“Parent Preferred Stock” means the preferred stock, par value $0.02 per share, of Parent.
“Parent RSU Award” means each restricted stock unit award covering shares of Parent Common Stock and granted by Parent.
“Parent Stock Option Award” means each stock option award covering shares of Parent Common Stock and granted by Parent.
“Parent Stock Price” means the volume weighted average price per share of Parent Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the period of the fifteen (15) consecutive trading days ending on and including the second full trading day prior to the Effective Time.
“Parent Subsidiaries” means the Subsidiaries of Parent.
“Permitted Liens” means any (a) Lien for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that is being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in accordance with GAAP, (b) Lien which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business consistent with past practice, (c) Lien that is specifically disclosed in the Company SEC Documents as of the date hereof as securing indebtedness or liabilities reflected in the most recent consolidated balance sheet of the Company or the notes thereto included in Company SEC Documents as of the date hereof, (d) Lien which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements, (e) with respect to real property, Lien which is imposed on the underlying fee or other interest in real property subject to a real property lease, (f) Lien that arises as a result of a non-exclusive license or other non-exclusive grant of rights in the ordinary course of business under Intellectual Property Rights, (g) with respect to real property, any irregularities, zoning and land use covenants and conditions, easements, rights-of-way, non-monetary encumbrances and minor title defects, in each case, that would not, individually or in the aggregate, reasonably be expected to materially impair the operation of the Company’s business at such real property, as presently conducted, or materially detract from the value of the real property, and (h) Liens securing any indemnity obligation, surety bond or letter of credit with respect to obligations incurred by the Company and the Company Subsidiaries in the ordinary course of business.
“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.
“Personal Information” means any information that (a) identifies or relates to an individual who can be identified directly or indirectly from that data alone or in combination with other information in the Company’s possession or control or (b) applicable Laws otherwise define as protected personal information or nonpublic personal information.
“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, grievances, audits, investigations, examinations or other proceedings (whether civil, criminal or administrative), in each case, by or before any Governmental Entity.
“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment.
“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, financing sources and other agents, advisors and representatives of such Person and its Subsidiaries.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Software” means any and all computer software and code, including all new versions, updates, revisions, improvements, and modifications thereof, whether in source code, object code, or executable code format, including systems software, application software (including mobile apps), firmware, middleware, programming tools, scripts, routines, interfaces, libraries, and databases, and all related specifications and documentation, including developer notes, comments and annotations, user manuals, and training materials relating to any of the foregoing.
“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.
“Superior Proposal” means a bona fide, written Acquisition Proposal (with references in the definition thereof to twenty percent (20%) and eighty percent (80%) being deemed to be replaced with references to seventy percent (70%) and thirty percent (30%), respectively) made in writing, after the date hereof, by a third party (other than Parent, Merger Sub or their respective affiliates), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the Company Stockholders from a financial point of view than the Merger, taking into account all relevant factors (including the identity of the purchaser, all the terms and conditions of such Acquisition Proposal (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and this Agreement, and, if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.4).
“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law, including Section 14-2-1132 of the GBCC.
“Tax” or “Taxes” means (i) all U.S. federal, state, local and non-U.S. taxes, customs, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, without limitation, any income (whether on or based upon net income, gross income, earnings or profits or otherwise), franchise, excess, windfall or other profits, inventory, gross receipts, capital gains, net proceeds, property, sales, use, business, net worth, goods and services, capital stock, wealth, welfare, license, fuel, natural resources, production, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, occupancy, severance, gift, estate, recording, non-resident or other withholding, ad valorem, turnover, lease, user, stamp, transfer, value-added, occupation, premium, environmental, disability, real property, personal property, registration, alternative or add-on minimum, base erosion minimum, or estimated tax, (ii) any liability for the payment of any amount of a type described in clause (i) of this definition arising from the application of Treasury Regulations Section 1.1502-6, being or having been a member of any consolidated, combined, unitary or other group, or any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person as a transferee or successor, by Contract or otherwise and (iii) in each of clauses (i) and (ii), together with any applicable interest, penalties, additions to tax or fines and any additional amounts imposed by any Taxing authority with respect thereto, whether disputed or not.
“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Tax authority with respect to Taxes, including any schedule, attachment or amendments.

“Technology” means all inventions, works, discoveries, innovations, know-how, technical information (including research and development, formulas, algorithms, compositions, processes and techniques, data, designs, drawings, specifications, graphics, illustrations, artwork, documentation, and manuals), Software, computer hardware, electronic, electrical, and mechanical equipment, artificial intelligence and decision making methods and processes, and all other forms of technology, including improvements, modifications, works in process, derivatives, or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, trade secret law, or otherwise, and all documents and other materials recording any of the foregoing.
“Termination Fee” means an amount in cash equal to $7,500,000.
“Trademarks” means all trademarks, service marks, trade names, service names, trade dress, logos, and other identifiers of the source or origin of goods and services, and all statutory, federal, common law, and rights provided by international treaties or conventions, in any of the foregoing.
“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.
Section 1.2. Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement:

401(k) Termination Date	Section 7.7(c)
Agreement	Preamble
Base Amount	Section 7.4(c)
Book-Entry Share	Section 3.1(a)
Cancelled Shares	Section 3.1(b)
Capitalization Date	Section 5.4(a)
Certificate of Merger	Section 2.3
Certificate	Section 3.1(a)
Change of Recommendation	Section 6.4(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Acquisition Agreement	Section 6.4(b)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 4.2(a)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Leases	Section 4.16(b)
Company Permits	Section 4.9(b)
Company Registrations	Section 4.14(a)
Company SEC Documents	Section 4.5(a)
Company Special Stock	Section 4.2(a)
Company Stockholder Approval	Section 4.3(a)
Company Stockholders	Recitals
Company Stockholders’ Meeting	Section 7.12(b)
Continuing Employees	Section 7.7(a)
Converted Shares	Section 3.1(b)
Copyrights	Definition of Intellectual Property Rights
DOJ	Section 7.2(c)
Effective Time	Section 2.3
Enforceability Limitations	Section 4.3(b)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Form S-4	Section 4.21
FTC	Section 7.2(c)

GAAP	Section 4.5(b)
GBCC	Recitals
Indemnified Parties	Section 7.4(a)
Intervening Event	Section 6.4(e)
Leased Real Property	Section 4.16(b)
Material Contracts	Section 4.17(a)
Material Customer	Section 4.19(a)
Material Supplier	Section 4.19(b)
Material Supplier Agreement	Section 4.19(b)
Merger	Recitals
Merger Consideration	Section 3.1(a)
Merger Sub	Preamble
Merger Sub Shares	Section 3.1(c)
Nasdaq	Section 3.1(e)
New Plans	Section 7.7(b)
OFAC	Section 4.9(e)
Old Plans	Section 7.7(b)
Parent	Preamble
Parent Disclosure Letter	Article V
Parent SEC Documents	Section 5.4(a)
Parties	Preamble
Party	Preamble
Patents	Definition of Intellectual Property Rights
Proxy Statement	Section 4.21
Relevant Matters	Section 10.9(a)
Restricted Parties	Section 4.9(f)
Sarbanes-Oxley Act	Section 4.5(a)
Stock Option Consideration	Section 3.4(c)
Surviving Company	Section 2.1
Surviving Company Stock	Section 3.1(b)
Trade Secrets	Definition of Intellectual Property Rights
Transactions	Recitals
Union	Section 4.11(a)
willful breach	Section 9.2(a)

ARTICLE II
THE MERGER
Section 2.1. The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the GBCC, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will be, directly or indirectly, a wholly owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the GBCC.
Section 2.2. The Closing. The closing of the Merger (the “Closing”) shall take place at 8:00 a.m., New York City time, at the offices of Stinson LLP, 1201 Walnut Street, Suite 2900, Kansas City, Missouri 64106, on the third (3rd) business day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VIII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another time, date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”
Section 2.3. Effective Time. On the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of

Georgia as provided under the GBCC and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the GBCC in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or on such other date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).
Section 2.4. Governing Documents. At the Effective Time, subject to Section 7.4, the certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law (and subject to the provisions of Section 7.4); provided that the name of the Surviving Company shall be “CoreCard Corporation”.
Section 2.5. Officers and Directors of the Surviving Company. Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall be the initial officers of the Surviving Company. The directors of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall be the initial directors of the Surviving Company.
ARTICLE III
TREATMENT OF SECURITIES
Section 3.1. Treatment of Capital Stock.
(a) Treatment of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Merger Sub, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Converted Shares) shall be automatically converted into the right to receive: (i) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”); (ii) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.1(e); and (iii) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of Company Common Stock in accordance with Section 3.2(g), subject to the withholding Tax provisions of Section 3.5. From and after the Effective Time, all shares of Company Common Stock will no longer be outstanding and all shares of Company Common Stock (other than any Cancelled Shares and any Converted Shares) will be cancelled and retired and will cease to exist, and, subject to Section 3.1(b), each holder of: (i) a certificate formerly representing any shares of Company Common Stock (each, a “Certificate”); or (ii) any book-entry shares which immediately prior to the Effective Time represented shares of Company Common Stock (each, a “Book-Entry Share”) will cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration in accordance with Section 3.2, (B) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.1(e), and (C) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of Company Common Stock in accordance with Section 3.2(g).
(b) Certain Company Common Stock. At the Effective Time, each share of Company Common Stock that is, immediately prior to the Effective Time, owned or held in treasury by the Company or is owned by Parent or Merger Sub (collectively, the “Cancelled Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof. At the Effective Time, any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are owned by any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of the Company (the “Converted Shares”) shall be converted into such number of shares of common stock of the Surviving Company (“Surviving Company Stock”) such that the ownership percentage of any such Subsidiary in the Surviving Company shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.
(c) Treatment of Merger Sub Shares. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Shares”) shall be automatically converted into and become one (1) fully paid and nonassessable share of Surviving Company Stock. From and after the Effective Time, all certificates representing Merger Sub Shares shall be deemed for all purposes to represent the number of shares of Surviving Company Stock into which they were converted in accordance with the immediately preceding sentence.

(d) Adjustment to Merger Consideration. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or the Parent Common Stock shall occur (other than the issuance of additional shares of capital stock of the Company or Parent as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, any stock dividend or distribution paid in stock, or any extraordinary cash dividend or distribution, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
(e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 3.2(a) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall in lieu thereof, upon surrender of such holder’s Certificates and Book-Entry Shares, receive in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the Nasdaq Stock Market (“Nasdaq”) on the last complete trading day prior to the date of the Effective Time.
Section 3.2. Exchange Procedures.
(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall select an exchange agent (the “Exchange Agent”) to act as the agent for the payment the Merger Consideration for the Certificates and the Book-Entry Shares. At or promptly after the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Exchange Agent: (i) certificates representing the shares of Parent Common Stock to be issued as the Per Share Stock Consideration (or make appropriate alternative arrangements if uncertificated shares of Parent Common Stock represented by book-entry shares will be issued); and (ii) cash sufficient to make payments in lieu of fractional shares pursuant to Section 3.1(e). In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Company Common Shares may be entitled pursuant to Section 3.2(g) for distributions or dividends, on the Parent Common Stock to which they are entitled to pursuant to Section 3.1(a), with both a record and payment date after the Effective Time and prior to the surrender of the Company Common Shares in exchange for such Parent Common Stock. Such cash and shares of Parent Common Stock, together with any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.2(a), are referred to collectively in this Agreement as the “Exchange Fund.”
(b) Procedures for Surrender; No Interest. Promptly after the Effective Time, but in no event later than three (3) Business Days after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock at the Effective Time, whose Company Common Stock was converted pursuant to Section 3.1(a) into the right to receive the Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Parent and the Surviving Corporation may reasonably specify) for use in such exchange. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 3.1(a) in respect of the Company Common Stock represented by a Certificate or Book-Entry Share, any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 3.1(e), and any dividends or other distributions pursuant to Section 3.2(g) upon: (i) surrender to the Exchange Agent of a Certificate; or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent. Until so surrendered or transferred, as the case may be, each such Certificate or Book-Entry Share, as applicable, shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration as contemplated by this Article III. No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this Article III, each Certificate or Certificates or Book-Entry Share or Book-Entry Shares so surrendered or transferred, as the case may be, shall immediately be cancelled.
(c) Investment of Exchange Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the cash in the Exchange Fund will be invested by the Exchange Agent, as directed by Parent or the Surviving Corporation. No losses with respect to any investments of the Exchange Fund will affect the amounts payable to the holders of Certificates or Book-Entry Shares. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.
(d) Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that: (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(e) Full Satisfaction. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article III.
(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock six (6) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 3.2 prior to that time shall thereafter look only to Parent (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration without any interest. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
(g) Distributions with Respect to Unsurrendered Shares of Company Common Stock. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Company Common Share until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(h)) or Book-Entry Share is surrendered for exchange in accordance with this Section 3.2. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Company Common Shares in accordance with this Section 3.2, without interest: (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid; and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(h) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, an indemnity bond, the Merger Consideration payable in respect thereof pursuant to Section 3.1(a).
Section 3.3. No Appraisal Rights. In accordance with Section 14-2-1302 of the GBCC, no appraisal or dissenter’s rights shall be available with respect to the Merger or the Transactions.
Section 3.4. Treatment of Company Equity Awards.
(a) Immediately prior to the Effective Time, pursuant to the applicable Company Equity Plan, by virtue of the Merger and without any further action on the part of the holder, each Company RSU Award that is outstanding and unvested immediately prior to the Effective Time shall become vested and shall automatically, without any action on the part of the holder thereof, be cancelled in consideration for the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time (treating such Company RSU Awards in the same manner as outstanding shares of Company Common Stock for such purposes).
(b) The Merger Consideration to be issued or paid by Parent with respect to Company RSU Awards will be issued and paid by Parent to the applicable holder within five (5) Business Days following the Effective Time. Any required Tax withholding associated with the Merger Consideration in respect of Company RSU Awards will be satisfied by Parent’s withholding from the number of whole shares of Parent Common Stock otherwise issuable to the holder of such Company RSU Awards, a number of shares of Parent Common Stock with a then current trading value not exceeding such applicable Tax withholding obligation amount, with any remainder Tax withholding amount less than the value of a whole share of Parent Common Stock to be satisfied through payroll withholding by Parent or the Surviving Corporation.
(c) Each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable immediately prior to, but subject to the occurrence of, the Effective Time, shall be automatically terminated and cancelled at the Effective Time and shall cease to exist or be outstanding, and shall be automatically converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive, without interest, an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of such Company Stock Option immediately prior to the Effective Time by (ii) the excess of (x) the product of the Exchange Ratio multiplied by the Parent Stock Price over (y) the per share exercise price of such Company Stock Option immediately prior to the Effective Time (the “Stock Option Consideration”).
(d) The Surviving Company shall, and Parent shall cause the Surviving Company to, pay the Stock Option Consideration (and, in accordance with the terms of the applicable Company Stock Option Award) to each holder of a Company Stock Option Award entitled to the Stock Award Consideration, in each case, subject to applicable withholdings pursuant to Section 3.5, if such holder was awarded the Company Stock Option Award as an employee of the Company or any of the Company Subsidiaries, through the payroll of the Surviving Company or any of the Company Subsidiaries, as applicable, as soon as practicable following the Effective Time (but in any event not later than five (5) business days after the Effective Time) and if such holder was not awarded the Company Stock Option Award as an employee of the Company or any of the Company Subsidiaries, then Parent shall cause the Exchange Agent to make such applicable payment within five (5) business days following the Effective Time.
(e) Notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company RSU Award or Company Stock Option Award which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Company RSU Award or Company Stock Option Award if required in order to comply with Section 409A of the Code.
(f) Prior to the Effective Time, the Company shall pass resolutions as are necessary for the treatment of the Company Equity Awards as contemplated by this Section 3.4.
Section 3.5. Withholding. Each of the Company, Parent, Merger Sub, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable Tax Law. Other than with respect to a compensatory payment, Parent shall provide written notice to the Company of any intent to deduct and withhold at least five (5) days prior to the Closing Date to enable the Company to provide the necessary documentation to eliminate or reduce any such withholding in accordance with applicable Law. To the extent that amounts are so deducted or withheld and timely remitted to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
Section 3.6. Intended Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g).
ARTICLE IV
REPRESENTATIONS AND
WARRANTIES OF THE COMPANY
Except as disclosed in (x) any Company SEC Documents filed or furnished by the Company with the SEC on or after December 31, 2024 and publicly available at least one (1) business day prior to the date hereof (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections) or (y) the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent and Merger Sub as set forth below.
Section 4.1. Qualification, Organization, Subsidiaries, etc.
(a) The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Georgia. The Company (i) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except for any such failures to have such power and authority or to be so qualified or, where relevant, in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date hereof, a complete and accurate copy of the Company Governing Documents as amended to the date hereof. The Company Governing Documents are in full force and effect and the Company is in compliance in all material respects with the Company Governing Documents.
(b) Each Company Subsidiary is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be, where relevant, in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and accurate copies of the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of the Company’s “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act), each in effect as of the date hereof. Each such certificate of incorporation and bylaws, or equivalent organizational or governing documents, is in full force and effect and none of the Company

Subsidiaries is in violation of its certificate of incorporation and bylaws, or equivalent organizational or governing documents, in each case, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) All of the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens. There are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which any Company Subsidiary is a party or is otherwise bound obligating it to (i) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of such Company Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment with respect to any shares of capital stock or other equity interests of any Company Subsidiaries or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, or (iii) redeem or otherwise acquire any shares of capital stock or other equity interests of any Company Subsidiary except, in each case, to another Company Subsidiary. Other than the Company Debt Instruments, there are no outstanding obligations of the Company or of any Company Subsidiary (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (D) requiring the registration for sale of or (E) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of any Company Subsidiary. Section 4.1(c) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Subsidiary and each Person in which the Company or any Company Subsidiary owns an equity or other economic interest, together with (1) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary or such other Person, (2) the type and percentage of interest held, directly or indirectly, by the Company in each Company Subsidiary or in each such other Person and (3) with respect to each Company Subsidiary, the type of and percentage of interest held by any Person (and the name of such other Person) other than the Company or a Company Subsidiary in each Company Subsidiary (and the name of such other Person).
Section 4.2. Capitalization.
(a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 2,000,000 shares of a special class of stock, par value $0.10 per share (the “Company Special Stock”). As of July 28, 2025, (the “Company Capitalization Date”), (i) (A) 7,792,382 shares of Company Common Stock were issued and outstanding, (B) 1,240,261 shares of Company Common Stock were held in the Company’s treasury, (C) Company RSU Awards covering 477,073 shares of Company Common Stock were outstanding, (D) Company Stock Options covering 59,000 shares of Common Stock were outstanding, and (ii) 909,845 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Plans. No shares of Company Special Stock were issued or outstanding. No shares of capital stock of the Company are held by any of the Company Subsidiaries. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as described above shall be, if issued in accordance with the respective terms thereof (to the extent permitted by this Agreement), duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.2(a) as of the date hereof and except for Company Common Stock that after the date hereof become reserved for issuance or subject to issuance as permitted under this Agreement or as agreed to in writing by Parent, the Company has no capital stock reserved for, or subject to, issuance.
(b) As of the date hereof, except (x) as set forth in Section 4.2(a) and (y) for the shares of Company Common Stock that have become outstanding after the Company Capitalization Date and prior to the date hereof as a result of issuances of shares of Company Common Stock pursuant to the vesting or settlement, as applicable, of Company Equity Awards outstanding as of the Company Capitalization Date (and set forth in Section 4.2(a)(ii) and issued in accordance with the terms of such Company Equity Award and the applicable Company Equity Plan as in effect as of the date hereof): (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of the Company or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment with respect to any shares of capital stock or other equity interests of the Company or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests or (C) redeem or otherwise acquire any shares of capital stock or other equity interests of the Company.
(c) Neither the Company nor any Company Subsidiary has any outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.
(d) There are no voting trusts or other agreements, commitments or understandings to which the Company or any Company Subsidiary (or to the Company’s Knowledge as of the date hereof, a Company Stockholder) is a party with respect to the voting of the capital stock or other equity interests of the Company. There are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned or in any other Person. There are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) containing any right of first refusal, right of first offer or similar right with respect to, (4) requiring the registration for sale of or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company.
Section 4.3. Corporate Authority.
(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings (pursuant to the Company Governing Documents or otherwise) on the part of the Company are necessary to authorize the consummation of, and to consummate, the Transactions, except, with respect to the Merger, for (x) the receipt of the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement at the Company Stockholders’ Meeting (which may be a virtual meeting) (the “Company Stockholder Approval”) and (y) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. On or prior to the date hereof, the Company Board of Directors has unanimously (i) determined that the terms of the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders, (ii) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein, and (iv) resolved to make the Company Board Recommendation. None of the foregoing actions by the Company Board of Directors have been rescinded or modified in any way (unless such rescission or modification has been effected after the date hereof in accordance with the terms of Section 6.4).
(b) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 4.4. Governmental Consents; No Violation.
(a) Other than in connection with or in compliance with (i) the GBCC, including the filing of the Certificate of Merger, (ii) the filing of the Form S-4 and Proxy Statement with the SEC and any amendments or supplements thereto, (iii) the Securities Act, (iv) the Exchange Act, (v) the HSR Act and other requisite clearances or approvals under other applicable requirements of other Antitrust Laws and (vi) any applicable requirements of the NYSE, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Except as set forth on Section 4.4(b) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement do not, and, except as described in Section 4.4(a), the consummation of the Transactions and compliance with the provisions hereof by the Company will not, (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Material Contract binding upon the Company or any Company Subsidiary or to which any of them are a party or by or to which any of their respective properties, rights or assets are bound or subject or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of (A) the Company Governing Documents or (B) the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (ii)(B) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.5. SEC Reports and Financial Statements.
(a) Since January 1, 2022, the Company has timely filed or furnished all forms, statements, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, documents and reports, the “Company SEC Documents”). As of their respective filing dates, the Company SEC Documents (including amendments) complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Company SEC Documents contained (or, with respect to Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to Company SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2022, neither the Company nor any Company Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or as of the date hereof has received any written notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Company’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein). No Company Subsidiary is required to file any schedule, form, report, statement, prospectus, registration statement or other document with the SEC. As of the date of this Agreement, to the Company’s Knowledge, there have not been any material complaints or concerns made through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law, that remain outstanding or unresolved.
(b) The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company SEC Documents when filed complied in all material respects with the applicable accounting requirements and complied as to form with the other published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated balance sheets of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated statements of operations, comprehensive income (loss), stockholders’ equity and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited financial statements, to normal year-end audit adjustments, to any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (subject, in the case of the unaudited financial statements, to normal year-end audit adjustments, to any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).
(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied with the applicable provisions of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received since January 1, 2022 written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(d) Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.
Section 4.6. Internal Controls and Procedures. The Company has established, and at all times since January 1, 2022 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2022, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the Audit Committee of the Company Board of Directors (the material circumstances of which (if any) have been made available to Parent) (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2022, neither the Company nor any Company Subsidiary has received any material, unresolved, complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls. Further, there have been no material weaknesses or significant deficiencies identified by the Company’s external auditor since January 1, 2022.
Section 4.7. No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of December 31, 2024 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2024 (other than any liability for any breaches of Contracts), (c) as expressly required or expressly contemplated by this Agreement and (d) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8. Absence of Certain Changes or Events.
(a) From December 31, 2024 through the date hereof, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) From December 31, 2024 through the date hereof, (i) the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under Section 6.1(b) (other than clauses (v), (vi), (xi), (xiii) (but only with respect to settlements), (xv), (xviii) or (xxiv) of Section 6.1(b) (in the case of clause (xxiv) of Section 6.1(b), solely to the extent relating to any of the foregoing clauses of Section 6.1(b))).
Section 4.9. Compliance with Law; Permits.
(a) The Company and each Company Subsidiary are and have been since January 1, 2020 in compliance with and not in default under or in violation of any Laws (including Environmental Laws, employee benefits and labor Laws, other than with respect to any Multiemployer Plan) applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, no investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) The Company and the Company Subsidiaries are and have been since January 1, 2020 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.
(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2020, neither the Company nor any Company Subsidiary, in connection with the business of the Company or any Company Subsidiary, or, to the Company’s Knowledge, any other third party (including the Company’s or the Company Subsidiaries’ respective Representatives) acting on behalf of the Company or any Company Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) offered, authorized, provided or given any payment or thing of value to any Person for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another company or entity in the course of their business dealings with the Company or any Company Subsidiary in order to unlawfully induce such Person to act against the interest of his or her employer or principal.
(d) Since January 1, 2020, neither the Company nor any Company Subsidiary has been subject to any actual, pending, or, to the Company’s Knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary or mandatory disclosures to any Governmental Entity involving the Company or any Company Subsidiary in any way relating to applicable Anti-Corruption Laws, except, with respect to any such actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, enforcement actions or voluntary disclosures arising after the date hereof, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has established and maintains compliance programs and reasonable internal controls and procedures intended to comply with the requirements of applicable Anti-Corruption Laws.
(e) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2020, the Company and the Company Subsidiaries have at all times conducted their businesses in all respects in accordance with United States economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and all other applicable Import Restrictions and Export Controls in any countries in which any of the Company and the Company Subsidiaries conduct business. Since January 1, 2020, the Company and the Company Subsidiaries have maintained in all material respects all records required to be maintained in the Company’s and the Company Subsidiaries’ possession as required under the Import Restrictions and Export Controls.
(f) Neither the Company nor any Company Subsidiary, nor, to the Company’s Knowledge, any director, officer, agent, employee or affiliate of the Company or any Company Subsidiary: (i) is, or is owned or controlled by, a Person or entity subject to the sanctions administered by OFAC or included on the List of Specially Designated Nationals and Blocked Persons or Foreign Sanctions Evaders, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited Persons made publicly available or provided to the Company or any Company Subsidiary by any Governmental Entity (such entities, Persons or organizations collectively, the “Restricted Parties”) or (ii) has, since January 1, 2020, conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or countries subject to economic or trade sanctions in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions or any similar Law. Neither the Company nor any Company Subsidiary is subject to any pending or, to the Company’s Knowledge, threatened action by any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has, since January 1, 2020, received any written notice of material deficiencies in connection with any export controls, trade embargoes or economic sanctions matter from OFAC or any other Governmental Entity in its compliance efforts nor, since January 1, 2020, made any voluntary disclosures to OFAC or any other Governmental Entity of facts that could result in any material action being taken or any material penalty being imposed by a Governmental Entity against the Company or any Company Subsidiary, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(g) The Company is in compliance in all material respects with the applicable listing and other rules and regulations of the NYSE.
(h) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Software Products have materially complied and are in compliance in all material respects with applicable Law and any users of the Company Software Products have been able to, and will be able to, comply in all material respects with applicable Law through such use. No notices have been received by and, to the Company’s Knowledge, no claims have been filed against, the Company alleging a material violation of any Law applicable or with respect thereto.
Section 4.10. Employee Benefit Plans.
(a) Section 4.10(a) of the Company Disclosure Letter sets forth, as of the date hereof, each material Company Benefit Plan. With respect to each material Company Benefit Plan (other than any Multiemployer Plan), the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and material amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation and (iv) all material filings and correspondence with any Governmental Entity received in the five (5) year period prior to the date of this Agreement.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Benefit Plans (other than any Multiemployer Plan) has been operated and administered in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder and (ii) all contributions or other amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP. As of the date hereof, to the Company’s Knowledge, there are no pending, or threatened or anticipated claims, actions, governmental investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) No material liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full. Within the last six (6) years, no Company Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, its Subsidiaries or any of their respective ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.
(d) Neither the Company, its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under “common control” (within the meaning of Section 4063 of ERISA).
(e) Except as set forth on Section 4.10(e) of the Company Disclosure Letter, and expect as has not had, and would not reasonably be expect to, individually or in the aggregate, result in any material liability to the Company, no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or the Company Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Law.
(f) Each Company Benefit Plan (other than any Multiemployer Plan) that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification or may rely upon a favorable protype opinion letter form the IRS as to is qualified status, and to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to result in the loss of the qualified status of any such plan. Each such favorable determination letter has been made available to Parent.
(g) Except as set forth on Section 4.10(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event), except as required or contemplated by the terms of this Agreement, will (i) result in any payment (including severance and unemployment compensation, forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meets all requirements for such treatment and (iii) that is intended to be funded and/or book-reserved is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.
(i) No Company Benefit Plan is a defined benefit plan.
(j) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom.
(k) Except as has not, and would not reasonable be expected to, individually or in the aggregate, result in any material liability to the Company, the Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.
Section 4.11. Labor Matters.
(a) The Company and the Company Subsidiaries do not have any duty to bargain with any union or labor organization or other person purporting to act as exclusive bargaining representative (“Union”) of any employees with respect to the wages, hours or other terms and conditions of employment of any employee. There is no collective bargaining agreement or other contract with any Union, or work rules or practices agreed to with any Union, binding on the Company or the Company Subsidiaries, or being negotiated, with respect to the Company’s or the Company Subsidiaries’ operation or any employee. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is (or has during the past five (5) years been) subject to a labor dispute, strike or work stoppage and to the Company’s Knowledge, none is threatened, and (ii) there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the Company’s Knowledge, threatened involving employees of the Company or any Company Subsidiary.
(b) The Company and each Company Subsidiary are and have been since January 1, 2020 in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, wages and hours, immigration, employment discrimination, disability rights and the Worker Adjustment and Retraining Notification Act of 1988, as amended, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect.
(c) To the Company’s Knowledge, neither the Company nor any Company Subsidiary has received in writing any allegations of sexual harassment against any director, officer or employee of the Company or any of the Company Subsidiaries, except as has not resulted or would not be expected to result in a material liability to the Company. Since January 1, 2020, neither the Company nor any of the Company Subsidiaries has been involved in any litigation, private dispute resolution procedure, or administrative agency proceeding, or entered into any settlement agreements, related to allegations of sexual harassment or sexual misconduct by any employee or former employee or other service provider of the Company or any of the Company Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.12. Tax Matters.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely filed (taking into account any valid extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them, and all such Tax Returns are true, correct and complete.
(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely paid in full to the appropriate Tax authority all Taxes required to be paid by any of them, and the financial statements of the Company and the Company Subsidiaries reflect adequate reserves in accordance with GAAP for Taxes of the Company or any Company Subsidiary as of the date thereof.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Tax authority), and (ii) otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).
(d) There is no (i) claim, litigation, audit, examination, investigation or other proceeding pending or threatened in writing with respect to any Taxes or Tax matters (including Tax Returns) of the Company or any Company Subsidiary or (ii) deficiency for any Tax that has been assessed by any Tax authority against the Company or any Company Subsidiary with respect to any completed and settled examination or concluded litigation (and that has not been fully satisfied by payment), except, in each case, solely with respect to any such claim, litigation, audit, examination, investigation, other proceeding or deficiency arising after the date hereof, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e) Neither the Company nor any Company Subsidiary has waived or extended (except in either case in connection with any ongoing Tax claim, litigation, audit, examination, investigation or other proceeding) any statute of limitations with respect to the collection or assessment of any material Tax, which waiver or extension has not since expired.
(f) Within the last three (3) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.
(g) None of the Company or any Company Subsidiary (i) is a party to, or bound by, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in commercial agreements not primarily related to Taxes, and other than any agreement or arrangement solely among the Company and the Company Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor or otherwise by operation of Law.
(h) There are no Liens in respect of or on account of material Taxes upon any property or assets of the Company or any Company Subsidiary, other than statutory Liens for Taxes not yet due and payable or for which adequate reserves in accordance with GAAP are reflected on the consolidated financial statements of the Company or the financial statement of any non-consolidated Company Subsidiary.
(i) Within the last three (3) years, no claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to material Tax of such type by, or required to file Tax Returns with respect to material Taxes of such type in, such jurisdiction. Neither the Company nor any Company Subsidiary is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation by virtue of having a permanent establishment or taxable presence in that jurisdiction.
(j) Section 4.12(j) of the Company Disclosure Letter sets forth any material effective Tax exemptions, Tax holidays or Tax incentive arrangements to which the Company or any Company Subsidiary is a party. The Company and the Company Subsidiaries are in compliance, in all material respects, with the requirements of any such Tax exemptions, Tax holidays, or Tax incentive arrangements.
(k) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries taken as a whole, the Company and the Company Subsidiaries have complied with any unclaimed property or escheat obligation in accordance with applicable Law.
(l) Neither the Company nor any Company Subsidiary is bound by, or party to, with respect to the current or any future taxable period, any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes.

(m) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).
(n) Neither the Company nor any Company Subsidiary has any material liability to make installment payments under Section 965(h)(1) of the Code.
(o) Neither the Company nor any Company Subsidiary has taken, or failed to take, any action nor knows of any fact or circumstance that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.
Section 4.13. Litigation; Orders; Investigations. Except as set forth on Section 4.13 of the Company Disclosure Letter:
(a) There are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets by or before any Governmental Entity that would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. As of the date hereof, there are no orders, judgments or decrees of or settlement agreements with any Governmental Entity that would reasonably be expected to have a Company Material Adverse Effect.
(b) In the three (3) years prior to the date hereof, the Company has not received written notice of and, to the Company’s Knowledge, the Company has not been the subject of, any regulatory investigation, inquiry or legal proceeding by any Governmental Entity related to the Business.
Section 4.14. Intellectual Property.
(a) Scheduled Intellectual Property Rights. Section 4.14(a) of the Company Disclosure Letter identifies all: (i) patents, patent applications, registered trademarks and copyrights, applications for trademark and copyright registrations, domain names, registered and applied for design rights, and other forms of registered Intellectual Property Rights and applications therefor, owned by the Company or any Company Subsidiary in any jurisdiction (collectively, the “Company Registrations”); and (ii) material unregistered trademarks included in the Company Intellectual Property Rights. Each of the Company Registrations is subsisting and to the Company’s Knowledge valid, except where such failure to be subsisting and valid has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and any Company Subsidiary possess all rights, title, and interests in and to each Company Registration, free and clear of any Lien other than Permitted Liens and other licenses granted in the Material Outbound IP Contractual Obligations.
(b) Title and Sufficiency. The Company or a Company Subsidiary is the sole and exclusive legal and beneficial, and with respect to the Company Registrations, record, owner of all right, title, and interest in and to the Company Intellectual Property Rights, or otherwise has the valid and enforceable right to use the Company Intellectual Property Rights, in each case, free and clear of all Liens other than Permitted Liens and other licenses granted in the Material Outbound IP Contractual Obligations and the Material Inbound IP Contractual Obligations. Neither the execution, delivery, or performance of this Agreement, nor the consummation of the Transactions, will result in the loss or impairment of or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, the Company’s or any Company Subsidiary’s right to own or use any Company Intellectual Property Rights.
(c) Infringement. To the Company’s Knowledge, the Business conducted by the Company and any Company Subsidiaries does not infringe upon any Intellectual Property Rights of any Person. Except as set forth on Section 4.14(c) of the Company Disclosure Letter, since January 1, 2020, neither the Company nor any Company Subsidiary has received any written charge, complaint, claim, demand, or notice (i) alleging infringement of the Intellectual Property Rights of any Person; or (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Company Intellectual Property Rights. To the Company’s Knowledge, no Person is infringing upon any Company Intellectual Property Rights in any manner.
(d) Employees and Contractors. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all current and former employees and independent contractors of the Company and the Company Subsidiaries who contributed to the creation or development of Company Intellectual Property Rights or received access from the Company or any Company

Subsidiary to Trade Secrets or confidential information of the Company have executed and delivered to the Company or a Company Subsidiary a Contract (containing no material exceptions or exclusions from the scope of its coverage) regarding the protection of proprietary information and the assignment to the Company or the Company Subsidiary of any Company Intellectual Property Rights arising from the services performed for the Company or the Company Subsidiary by such Person(s). The Company has made available to Parent its standard form of (i) employee agreement containing any assignment or license of Intellectual Property Rights; (ii) consulting or independent contractor agreement containing any assignment or license of Intellectual Property Rights; and (iii) confidentiality or nondisclosure agreement. No current or former employee, consultant, or independent contractor of the Company (i) is to Company’s Knowledge, bound by or otherwise subject to any contract restricting such Person from performing their duties for the Company or any Company Subsidiary, or (ii) is to Company’s Knowledge in breach of any contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality obligations due to their employment, relationship, activities or contributions relating to the Company or any Company Subsidiary.
(e) Trade Secrets. The Company and each Company Subsidiary have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets and other confidential information owned by the Company or any Company Subsidiary or used by the Company and the Company Subsidiaries in the Business, including by entering into written confidentiality agreements with any Person having, or being given, access to Trade Secrets and other confidential information owned by the Company or any Company Subsidiary or used by the Company or any Company Subsidiary in the Business.
(f) Open Source. The Company has made available to Parent a list, complete and accurate in all material respects, of all Open Source Software that has been incorporated into, combined, linked, or distributed with, or provided via a network as a service or application with any Company Software Products, and, for each such item of Open Source Software, identifies the applicable Company Software Product. None of the Company Software Products contain, incorporate, link or call to or otherwise use any Open Source Software in a manner that (i) obligates the Company or any Company Subsidiary to disclose, make available, offer or deliver any proprietary portion of the source code of any Company Software Product or component thereof to any third party, (ii) requires the license of any Company Software Product on a royalty-free basis, (iii) requires the grant of any rights under any Company Intellectual Property Rights or rights to modify, make derivative works based on, decompile, disassemble, or reverse engineer any Company Software Product, and/or (iv) that prevents the Company or any Company Subsidiary from selling, licensing, or otherwise commercializing and exploiting the Company Software Products. “Open Source Software” means any Software that is distributed under an Open Source License or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. The Company and each Company Subsidiary are in compliance with all Open Source Licenses that may be applicable to the Company Software Products except where any noncompliance would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary have not been alleged to breach any open source licenses.
(g) Products. The Company has made available to Parent a list, complete and accurate of all Company Software Products. The Company or a Company Subsidiary is in actual possession of and has exclusive control over a complete and correct copy of the source code for all proprietary components of the Company Software Products. The Company and the Company Subsidiaries have not granted any current or contingent right, license or interest in or to the source code of the Company Software Products, and since the Company or any Company Subsidiary developed the source code of the Company Software Products, the Company and the Company Subsidiaries have not provided or disclosed the source code of the Company Software Products to any Person. Without limiting the foregoing, neither the execution of this Agreement nor the consummation of any of the Transactions will, or would reasonably be expected to, result in the release from escrow or other delivery to any Person of any source code for any Company Software Product. To the Knowledge of the Company, there has been no unauthorized theft, reverse engineering, decompiling, disassembling, or other unauthorized disclosure of or access to any source code for any Company Software Product. The Company Software Products comply in all material respects with all Laws applicable to the development and operation of software and industry standards. The Company Software Products perform in accordance with their documented specifications and as the Company or any Company Subsidiary have warranted to their customers, except to the extent any such failure to so perform would not reasonably be expected to materially affect the ability of the Company and the Company Subsidiaries to conduct the Business as currently conducted. None of the Company Software Products contain any bug, defect, or error that adversely affects the value, functionality, or performance of such Company

Software Product in any material respect. The Company Software Products do not contain any “viruses”, “worms”, “time bombs”, “key-locks”, or any other malware, malicious code or intentionally designed devices created to disrupt or interfere in any material respect with the performance or operation of the Company Software Products or equipment upon which the Company Software Products operate, or the integrity of the data, information or signals the Company Software Products produce, in a manner adverse to the Company, any Company Subsidiary or any customer, licensee or recipient.
Section 4.15. Privacy and Data Protection.
(a) The Company and each Company Subsidiary is, and since December 31, 2020 has been, in compliance in all material respects with all Data Security Requirements, including those regarding the collection, use, storage, transfer, or disposal of Personal Information. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has established and implemented policies, programs, and procedures, as required by appliable Data Security Requirements that are in material compliance with applicable industry standards, including administrative, technical, and physical safeguards, to protect the confidentiality, integrity, and security of Personal Information in connection with the Company Software Products in its possession, custody, or control against unauthorized access, use, modification, disclosure, or other misuse. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has developed, implemented, maintained and used reasonable administrative, organizational, technical and physical controls, policies and safeguards relating to its business operations including, without limitation a written information security policy, a cyber-incident response policy, and a business continuity and disaster recovery policy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such controls, policies and safeguards (i) meet all material applicable requirements imposed by Law or any Contracts; (ii) meet accepted security standards in the payments processing industry and such other standards required by applicable customers or licensees; (iii) have been audited, inspected, certified or reviewed by third party service auditors and (iv) such third party audits, inspections, certifications or review referenced in clause (iii) do not reference any material security control exemptions that have not been remedied or any material security vulnerabilities that have not been remedied.
(b) Except as set forth on Section 4.15(b) of the Company Disclosure Letter, to the Company’s Knowledge, there has been no (i) material failure or systematic malfunction of any Company IT Systems which has caused any material disruption to the business of the Company or any Company Subsidiary, (ii) material unplanned downtime or service interruption with respect to any Company IT Systems, (iii) security breach or intrusion into the Company IT Systems or unauthorized access or use of the Company IT Systems or Business Data that has required notice to consumers, contracting parties or Governmental Authorities pursuant to the Data Security Requirements, (iv) unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration or use of the Company IT Systems or any Business Data, or (v) action or circumstance requiring any of the Companies to notify a Governmental Authority of a data security breach or violation of any Data Security Requirements. To the Knowledge of the Company, during the three (3) year period immediately preceding the date of this Agreement, there have been no material data or other security breaches at any data center or other hosting provider facility at which any software of the Company or any Company Subsidiary has been hosted or stored that relate to any Business Data. The Company IT Systems are adequate for the operation of the business of the Company and the Company Subsidiaries as currently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been no failure, breakdown or continued substandard performance of the Company IT Systems. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary makes commercially reasonable back-up copies of data and information critical to the conduct of its business that is contained on its servers and maintains and follows commercially reasonable disaster recovery and business continuity plans.

(d) No Person (including any Governmental Authority) has commenced any Action relating to the Companies’ information privacy or data security practices, including with respect to the collection, use, transfer, storage, or disposal of Personal Information maintained by or on behalf of the Company or any Company Subsidiary, or to the Company’s Knowledge, threatened any such Action, or made any complaint, investigation, or inquiry relating to such practices.
(e) The execution, delivery, and performance of this Agreement and the consummation of the Transactions, including any transfer of Personal Information resulting from such Transactions, will not violate any applicable Data Security Requirements.
Section 4.16. Real Property; Assets.
(a) Section 4.16(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of all property owned by the Company or any Company Subsidiary.
(b) Section 4.16(b) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of all real property leased or subleased by the Company or any Company Subsidiary (“Leased Real Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or occupancy agreement pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any Leased Real Property (“Company Leases”) is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no uncured default on the part of the Company or, if applicable, any Company Subsidiary or, to the Company’s Knowledge, the landlord thereunder exists with respect to any Company Lease, and (ii) the Company or a Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each Leased Real Property, free and clear of all Liens, other than Permitted Liens.
(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Leased Real Property is properly zoned for their present use under applicable zoning ordinances, and there are no pending or, to the Knowledge of the Company, threatened Proceedings which could result in a modification or termination of such zoning. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice (i) alleging noncompliance with any applicable building, zoning, land use or other similar Laws and other requirements with respect to any Leased Real Property, (ii) alleging non-conforming uses, zoning or building code variances or any other use restrictions with respect to any Leased Real Property, (iii) regarding any pending or contemplated rezoning proceeding affecting any Leased Real Property or (iv) regarding any pending or contemplated proceeding or public improvement that could result in the levy of any special Tax or assessment against any Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the Leased Real Property is in compliance with all applicable building, zoning, land use and other similar Laws.
(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) there are no defects in, mechanical failure of, or damage to, the tangible personal property used by the Company and its Subsidiaries in or necessary to the conduct or operations of the business of the Company and its Subsidiaries, and (ii) the tangible personal property assets used by the Company and its Subsidiaries in or necessary to the conduct or operations of the business of the Company and its Subsidiaries are in good condition, good working order and in a state of good maintenance and repair (ordinary wear and tear excepted).
Section 4.17. Material Contracts.
(a) Except for this Agreement, Section 4.17(a) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described in this Section 4.17(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets is subject, in each case, as of the date hereof, other than any Company Benefit Plans (all Contracts of the type described in this Section 4.17(a), whether or not set forth on Section 4.17(a) of the Company Disclosure Letter, being referred to herein as “Material Contracts”):
(i) each Contract that limits in any material respect the freedom of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service or that otherwise has the effect of restricting in any material respect the Company, the Company Subsidiaries or affiliates (including Parent and its affiliates after the Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;
(ii) any material joint venture or limited liability company agreement (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries) or similar material Contract;
(iii) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments in excess of $250,000, in each case, excluding any (x) post-closing retention payments or equity awards, and (y) amounts retained pursuant to customary indemnity escrow or holdback arrangements;
(iv) each Contract that gives any Person the right to acquire any assets of the Company or any Company Subsidiary (excluding sales of inventory in the ordinary course of business) after the date hereof with consideration of more than $100,000;
(v) any material settlement or similar Contract with a Governmental Entity, other than those relating to (x) Taxes, or (y) any Contract with a Governmental Entity in its capacity as a customer of the Company or any of its Subsidiaries;
(vi) any settlement or similar Contract restricting in any material respect the operations or conduct of the Company or any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);
(vii) each Contract pursuant to which the Company or any Company Subsidiary has paid or received payments in excess of $100,000 in the 12-months ended March 31, 2025, or is obligated to pay or entitled to receive payments in excess of $100,000 in the twelve (12)-month period following the date hereof, in each case, other than (A) Contracts solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries, (B) Contracts with customers, suppliers or vendors of the Company or any Company Subsidiary, (C) Company Leases and (D) Contracts otherwise described in any other subsection of this Section 4.17(a);
(viii) each Contract that is (A) a Contract with a Material Customer, (B) a Material Supplier Agreement, or (C) with a Governmental Entity, providing for or contemplating payments of more than $500,000 over the life of such Contract;
(ix) each Contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Company Subsidiary or any of its affiliates (including Parent or any of its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or assets;
(x) each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use or supply requirements, in each case, that are binding on the Company or its affiliates (including Parent or its affiliates after the Effective Time);
(xi) each Contract not otherwise described in any other subsection of this Section 4.17(a) evidencing outstanding Indebtedness (or commitments in respect thereof) of the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $250,000 other than Contracts solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries;

(xii) each Contract pursuant to which the Company or any Company Subsidiary (A) grants any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to any Person under or to any Company Intellectual Property Rights, or (B) is granted a license, covenant not to assert, release, agreement not to enforce or prosecute, or immunity to or under, any Person’s Intellectual Property Rights that, in the case of each of clauses (A) and (B) above, is not a Non-Scheduled License;
(xiii) each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary, any beneficial owner, directly or indirectly, of more than five percent (5%) of the shares of Company Common Stock or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate, beneficial owner or family member;
(xiv) each Company Lease involving annual lease payments in excess of $250,000;
(xv) any Contract not otherwise described in any other subsection of this Section 4.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC).
(b) True and complete copies of each Material Contract in effect as of the date hereof have been publicly filed with the SEC prior to the date hereof or have been made available to Parent. Neither the Company nor any Company Subsidiary is in material breach of or default under the terms of any Material Contract. To the Company’s Knowledge, as of the date hereof, no other party to any Material Contract is in material breach of or default under the terms of any Material Contract. Each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations and any expiration thereof in accordance with its terms existing as of the date hereof. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice of the intention or desire of any party to terminate, cancel, not renew or modify any Material Contract in any material respect. As of the date of this Agreement, to the Company’s Knowledge, no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a material breach or default under any Material Contract by the Company or the applicable Company Subsidiary Member or any other party or parties thereto. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice regarding any actual material violation or breach of, or material default under, any Material Contract.
Section 4.18. Environmental Matters. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries are, and since January 1, 2020 have been, in compliance with all applicable Environmental Laws; (b) none of the Leased Real Property is contaminated with or has been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process, any Hazardous Substance; (c) neither the Company nor any Company Subsidiary has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location except in compliance with all Environmental Laws, and no such location is (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity, (ii) to the Knowledge of the Company, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal or state lists or (iii) the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any Proceeding against the Company or the Company Subsidiaries; (d) no facility now or, to the Knowledge of the Company, previously owned, operated or leased by the Company or any Company Subsidiaries is on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action; (e) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law, the Company and the Company Subsidiaries are in compliance with such permits, licenses and other authorizations and such permits, licenses and other authorizations remain valid and in good standing on the date hereof and will be valid and in good standing on the Closing Date; (f) to the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has caused or permitted a Release at, in, on, under or from any Leased Real Property or other properties in such a manner as would reasonably be expected to (x) give rise to any liability to the Company or any Company Subsidiary or (y) result in the imposition of a Lien on or the expropriation of any Leased Real Property or any of the assets of the Company or any Company Subsidiary; (g) no Proceeding is pending, or to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any liability arising under any Environmental Law upon the Company or any Company Subsidiary (including liability relating to the restoration, remediation or rehabilitation of land, water or any other part of the Environment; mine closure, reclamation, remediation or other post-operational requirements; or non-compliance with Environmental Laws).
Section 4.19. Customers; Suppliers.
(a) Section 4.19(a)(1) of the Company Disclosure Letter sets forth a list of the top twenty (20) customers of the Company and the Company Subsidiaries measured in terms of goods or services sold for the fiscal year ended December 31, 2024 (each, a “Material Customer”). Except as set forth in Section 4.19(a)(2) of the Company Disclosure Letter, as of the date of this Agreement, no Material Customer has notified the Company or a Company Subsidiary in writing, or to Company’s Knowledge otherwise notified the Company or a Company Subsidiary, that it intends to or has (i) cancelled, materially modified or otherwise terminated its relationship with the Company or a Company Subsidiary or (ii) decreased in any material respect its purchases of products and/or services of the Company or a Company Subsidiary or materially and adversely changed the terms of the business that it does with the Company or a Company Subsidiary. Except as set forth on Section 4.19(a)(3) of the Company Disclosure Letter, to the Company’s Knowledge, as of the date of this Agreement: (i) no such material reduction or adverse change is expected to occur; (ii) no Material Customer has terminated its relationship with the Company or a Company Subsidiary or threatened to do so; (iii) no Material Customer has notified the Company or a Company Subsidiary that, in the event of a sale of the Company, the Company or a Company Subsidiary would lose or suffer diminution in the amount of its sales to such Material Customer; (iv) neither the Company nor a Company Subsidiary is involved in any material claim, dispute or other controversy with any Material Customer; and (v) no Material Customer has given the Company or a Company Subsidiary written notice that it is subject to any bankruptcy, insolvency or similar proceeding, and no such proceeding is pending or, to Company’s Knowledge, threatened.
(b) Section 4.19(b) of the Company Disclosure Letter sets forth a list of the top twenty (20) suppliers and vendors of the Company and the Company Subsidiaries measured in terms of goods or services purchased for the fiscal year ended December 31, 2024 (each, a “Material Supplier” and each Contract pursuant to which the Company or a Company Subsidiary paid those amounts to the applicable Material Supplier, a “Material Supplier Agreement”). None of the Material Suppliers have notified the Company or a Company Subsidiary in writing, or to Company’s Knowledge otherwise notified the Company or a Company Subsidiary, that it intends to or has (i) cancelled, materially modified or otherwise terminated its relationship with the Company or a Company Subsidiary or (ii) decreased in any material respect the goods or services provided to the Company or a Company Subsidiary or materially and adversely changed the terms of the business that it does with the Company or a Company Subsidiary. To the Company’s Knowledge: (i) no such material reduction or adverse change is expected to occur; (ii) no Material Supplier has terminated its relationship with the Company or a Company Subsidiary or threatened to do so; (iii) no Material Supplier has notified the Company or a Company Subsidiary that, in the event of a sale of the Company, the Company or a Company Subsidiary would lose or suffer diminution in the amount supplied from such Material Supplier; (iv) neither the Company nor any Company Subsidiary is involved in any material claim, dispute or other controversy with any Material Supplier; and (v) no Material Supplier has given the Company or a Company Subsidiary written notice that it is subject to any bankruptcy, insolvency or similar proceeding, and no such proceeding is pending or, to Company’s Knowledge, threatened. No Material Supplier represents a sole source of supply for any good or service used by the Company or a Company Subsidiary.
Section 4.20. Insurance.
(a) The Company has made available to Parent true and accurate copies of the material insurance policies that cover the Company and the Company Subsidiaries. All such current insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business, including cybersecurity insurance, and all premiums due thereunder have been paid.
(b) Neither the Company nor any Company Subsidiary has received any written notice of cancellation or non-renewal of, or, since December 31, 2024, any material increase of premiums with respect to, any material policies of insurance currently maintained by the Company or the Company Subsidiaries. There are no material claims by the Company or the Company Subsidiaries under any of such policies relating to the business, assets or properties of the Company or the Company Subsidiaries as to which any insurance company is denying liability or defending under a reservation of rights or similar clause. Since December 31, 2020, neither the Company nor any Company Subsidiary has made any material claims under any of such policies relating to the business, assets or properties of the Company or the Company Subsidiaries.
Section 4.21. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company relating to the Company or Company Subsidiaries for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Stock Issuance (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the proxy statement to be filed with the SEC and sent to the Company’s stockholders in connection with the Merger and the other Transactions (including any amendments or supplements thereto, the “Proxy Statement”) will, at the date it is first disseminated to the Company’s stockholders, or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.21, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement based upon information supplied by or on behalf of Parent or Merger Sub.
Section 4.22. Opinion of Financial Advisor. Prior to execution of this Agreement, the Company Board of Directors has received the opinion of Keefe, Bruyette & Woods, Inc., to the effect that, as of the date of such opinion and based upon and subject to the various matters and limitations set forth therein, the Exchange Ratio (as specified in such opinion) in the Merger is fair, from a financial point of view, to the holders of Company Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked, or modified. A written copy of such opinion will be provided to Parent for informational purposes only promptly following the date of this Agreement.
Section 4.23. State Takeover Statutes; Anti-Takeover Plans. Assuming the accuracy of Parent’s representations and warranties in Section 5.14, no “fair price,” “moratorium,” “control share acquisition,” “business combination,” or other similar anti-takeover statute or regulation enacted under any State of Georgia, law applicable to the Company is applicable to this Agreement, the Merger, or any of the Transactions. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device designed to have the effect of discouraging any Person from acquiring control of the Company in effect to which the Company is subject, party or otherwise bound.
Section 4.24. Related Party Transactions. Except as set forth in the Company SEC Documents filed with the SEC prior to the date hereof, or any compensation or other employment arrangements entered into between the Company or any Company Subsidiary, on the one hand, and any director or officer thereof, on the other hand, in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and (a) any affiliate (including any officer or director) thereof (but not including any wholly owned Subsidiary of the Company), on the other hand or (b) any beneficial owner, directly or indirectly, of five percent (5%) or more of the shares of Company Common Stock, on the other hand.
Section 4.25. Finders and Brokers. Other than Keefe, Bruyette & Woods, Inc., neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or a result of the consummation of the Merger or any of the other Transactions.
Section 4.26. Product Warranty and Service Level Obligations.
Except (i) as set forth on Section 4.26 of the Company Disclosure Schedule or (ii) as would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole:
(a) The Company’s and each Company Subsidiary’s product warranty or service level obligation reserves are adequate given historical claims against such reserves.

(b) Each Company Software Product sold, distributed, promoted, licensed, or otherwise made available by the Company or any Company Subsidiary during the past five (5) years has conformed and complied in all material respects with the terms and requirements of any applicable warranty or other agreement or contract and with all applicable Laws and Data Security Requirements.
(c) All services that have been performed by the Company or any Company Subsidiary during the past five (5) years were performed in substantial conformity with the terms and requirements of all applicable agreements and contracts and with all applicable Laws.
(d) No customer or other Person has asserted or, to Company’s Knowledge, threatened to assert any material claim against the Company or any Company Subsidiary (i) under or based upon any warranty provided by or on behalf of the Company or any Company Subsidiary, or (ii) based upon any services performed by the Company or any Company Subsidiary.
Section 4.27. No Other Representations. Except for the representations and warranties contained in Article V, the Company acknowledges that none of Parent, Merger Sub or any of their respective Representatives makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article V.
ARTICLE V
REPRESENTATIONS AND
WARRANTIES OF PARENT AND MERGER SUB
Except as disclosed in (x) any Parent SEC Documents filed or furnished by Parent with the SEC on or after December 31, 2024 and publicly available at least one (1) business day prior to the date hereof (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections) or (y) the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article V for which it is reasonably apparent on its face that such information is relevant to such other section), Parent and Merger Sub represent and warrant to the Company as set forth below.
Section 5.1. Qualification, Organization, etc.
(a) Parent is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. Parent (a) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (b) is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has filed with the SEC, prior to the date hereof, a complete and accurate copy of the certificate of incorporation and bylaws of Parent as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and Parent is in compliance in all material respects with the Parent Governing Documents.
(b) Merger Sub is (i) a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Georgia and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Merger Sub to consummate the Transactions, including the Merger.

Section 5.2. Corporate Authority.
(a) Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of, and to consummate, the Transactions, except, with respect to the Merger, for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.
(b) This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.
Section 5.3. Governmental Consents; No Violation.
(a) Other than in connection with or in compliance with (i) the GBCC (including filing of the Certificate of Merger), (ii) the filing of the Form S-4 and the Proxy Statement with the SEC and any amendments or supplements thereto, (iii) the Securities Act, (iv) the Exchange Act, (v) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Antitrust Laws and (vi) any applicable requirements of the Nasdaq or NYSE, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Parent and Merger Sub of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 5.3(a), the consummation of the Transactions and compliance with the provisions hereof by Parent and Merger Sub will not, (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any Parent Subsidiary or to which any of them is a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of (A) the certificate of incorporation or bylaws of Parent or (B) the organizational documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i), (ii)(B) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.4. Capital Stock.
(a) The authorized capital stock of Parent consists of: (i) 90,000,000 shares of Parent Common Stock; and (ii) 10,000,000 shares of Parent Preferred Stock. As of the close of business on July 25, 2025 (the “Capitalization Date”): (A) 40,996,156 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury); (B) 23,968,546 shares of Parent Common Stock were issued and held by Parent in its treasury; and (C) no shares of Parent Preferred Stock were issued and outstanding or held by Parent in its treasury; and since July 25, 2025 and through the date hereof, no additional shares of Parent Common Stock or shares of Parent Preferred Stock have been issued other than the issuance of shares of Parent Common Stock upon the exercise or settlement of Parent Equity Awards. All of the outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement, including the shares of Parent Common Stock constituting the Merger Consideration, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of Parent owns any shares of Parent Common Stock.
(b) As of the date of this Agreement, other than (1) issuances of shares of Parent Common Stock pursuant to the exercise or settlement, as applicable, of the Parent Equity Awards, (2) the grant or issuance of Parent Equity Awards since the Capitalization Date, (3) this Agreement and (4) Parent’s Senior Convertible Notes due 2049: (i) Parent does not have any shares of capital stock or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which Parent is a party or is otherwise bound obligating Parent to (A) issue, transfer or sell, or make any payment with respect to, any shares of capital stock of Parent or securities convertible into, exchangeable for or exercisable for, or that correspond to or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), such shares, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment with respect to any shares of capital stock of Parent or securities convertible into, exchangeable for or exercisable for, or that correspond to or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), such shares, or (C) redeem or otherwise acquire any shares of capital stock of Parent. As of the date of this Agreement, other than Parent’s Senior Convertible Notes due 2049, there are no outstanding obligations of Parent (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, or (4) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock of Parent.
(c) All of the issued and outstanding capital stock or interests of Merger Sub is owned, directly or indirectly, by Parent. Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security or interests of Merger Sub.
Section 5.5. SEC Filings; Financial Statements; Undisclosed Liabilities.
(a) Since January 1, 2022, Parent has timely filed or furnished all forms, statements, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, documents and reports, the “Parent SEC Documents”). As of their respective filing dates, the Parent SEC Documents (including amendments) complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the Nasdaq, and none of the Parent SEC Documents contained (or, with respect to Parent SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to Parent SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2022, neither Parent nor any Parent Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Parent SEC Documents (including the financial statements included therein) that are not resolved, or as of the date hereof has received any written notice from the SEC or other Governmental Entity that such Parent SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Parent’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Parent SEC Documents (including the financial statements included therein). No Parent Subsidiary is required to file any schedule, form, report, statement, prospectus, registration statement or other document with the SEC. As of the date of this Agreement, to Parent’s Knowledge, there have not been any material complaints or concerns made through the Parent’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law, that remain outstanding or unresolved.
(b) Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q or other rules and regulations of the SEC); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations and cash flows of Parent and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).

(c) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied with the applicable provisions of the Sarbanes-Oxley Act. Neither Parent nor any of its executive officers has received since January 1, 2022 written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(d) Neither Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in the Parent’s published financial statements or any Parent SEC Documents.
(e) Parent is in compliance in all material respects with all of the applicable listing and corporate governance rules of the Nasdaq.
Section 5.6. Internal Controls and Procedures. Parent has established, and at all times since January 1, 2022 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2022, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the Audit Committee of the Parent’s Board of Directors (the material circumstances of which (if any) have been made available to Company) (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since January 1, 2022, neither Parent nor any Parent Subsidiary has received any material, unresolved, complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls. Further, there have been no material weaknesses or significant deficiencies identified by Parent’s external auditor since January 1, 2022.
Section 5.7. No Undisclosed Liabilities. Neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of December 31, 2024 included in the Parent SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2024 (other than any liability for any breaches of Contracts), (c) as expressly required or expressly contemplated by this Agreement and (d) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.8. Absence of Changes. Since December 31, 2024, except in connection with the execution and delivery of this Agreement and the consummation of the Transactions, (a) the business of Parent and each of its Subsidiaries has been conducted in all material respects in the ordinary course of business and (b) there has not been or occurred any event, condition, change, or effect that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.9. Compliance with Law; Permits.
(a) Parent and each Parent Subsidiary are and have been since January 1, 2020 in compliance with and not in default under or in violation of any Laws (including Environmental Laws, employee benefits and labor Laws, other than with respect to any Multiemployer Plan) applicable to Parent, such Parent Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To Parent’s Knowledge, no investigation or review by any Governmental Entity with respect to Parent or any Parent Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Parent and the Parent Subsidiaries are and have been since January 1, 2020 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Parent Permit and none of Parent or any Parent Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Parent Permit.
Section 5.10. Litigation; Orders. There are no Proceedings pending or, to Parent’s Knowledge, threatened against Parent or any Parent Subsidiary or any of their respective properties, rights or assets by or before any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions, including the Merger. As of the date hereof, there are no orders, judgments or decrees of or settlement agreements with any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.11. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub relating to Parent or Merger Sub for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first disseminated to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information that was supplied by or on behalf of the Company.
Section 5.12. Intended Tax Consequences. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of Parent there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.
Section 5.13. Finders and Brokers. Neither Parent nor any Parent Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission from the Company or any of the Company Subsidiaries in connection with this Agreement or upon or as a result of the consummation of the Merger or any of the other Transactions based on arrangements made by Parent or a Parent Subsidiary.
Section 5.14. Stock Ownership. Neither Parent nor any Parent Subsidiary directly or indirectly owns as of the date hereof, and at all times for the past three (3) years through the date hereof, neither Parent nor any Parent Subsidiary has owned, beneficially or otherwise, any shares of Company Common Stock.
Section 5.15. No Merger Sub Activity. Since its date of formation, Merger Sub has not engaged in any activities other than in connection with this Agreement and the Transactions.

Section 5.16. Tax Matters.
(a) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and the Parent Subsidiaries taken as a whole, Parent and the Parent Subsidiaries have timely filed (taking into account any valid extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them, and all such Tax Returns are true, correct and complete.
(b) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and the Parent Subsidiaries taken as a whole, Parent and the Parent Subsidiaries have timely paid in full to the appropriate Tax authority all Taxes required to be paid by any of them, and the financial statements of Parent and the Parent Subsidiaries reflect adequate reserves in accordance with GAAP for Taxes of Parent or any of the Parent Subsidiaries as of the date thereof.
(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and the Parent Subsidiaries taken as a whole, Parent and the Parent Subsidiaries have (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Tax authority) and (ii) otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).
(d) There is no (i) claim, litigation, audit, examination, investigation or other proceeding pending or threatened in writing with respect to any Tax or Tax matter (including Tax Returns) of Parent or any Parent Subsidiary that have not been disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of December 31, 2024 included in the Parent SEC Documents filed or furnished prior to the date hereof or (ii) deficiency for any Tax that has been assessed by any Tax authority against Parent or any Parent Subsidiary with respect to any completed and settled examination or concluded litigation (and that has not been fully satisfied by payment), except, in each case, solely with respect to any such claim, litigation, audit, examination, investigation, other proceeding or deficiency arising after the date hereof, as has not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and the Parent Subsidiaries taken as a whole.
(e) Neither Parent nor any Parent Subsidiary has waived or extended (except in either case in connection with any ongoing Tax claim, litigation, audit, examination, investigation or other proceeding) any statute of limitations with respect to the collection or assessment of any material Tax, which waiver or extension has not since expired.
(f) Within the last three (3) years, neither Parent nor any Parent Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.
(g) None of Parent or any Parent Subsidiary (i) is a party to, or bound by, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in commercial agreements not primarily related to Taxes) or (ii) has any liability for Taxes of any Person (other than the Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor or otherwise by operation of Law.
(h) There are no Liens in respect of or on account of material Taxes upon any property or assets of Parent or any Parent Subsidiary, other than statutory Liens for Taxes not yet due and payable or for which adequate reserves in accordance with GAAP are reflected on the financial statements of Parent and the Parent Subsidiaries.
(i) Within the last three (3) years, no claim has been made in writing by any Tax authority in a jurisdiction where Parent or any Parent Subsidiary has not filed Tax Returns of a particular type that Parent of any Parent Subsidiary is or may be subject to material Tax of such type by, or required to file Tax Returns with respect to material Taxes of such type in, such jurisdiction. Neither Parent nor any Parent Subsidiary is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation by virtue of having a permanent establishment or taxable presence in that jurisdiction.

(j) Parent and the Parent Subsidiaries are in compliance, in all material respects, with the requirements of any material Tax exemptions, Tax holidays or Tax incentive arrangements, if any.
(k) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries taken as a whole, the Parent and the Parent Subsidiaries have complied with any unclaimed property or escheat obligation in accordance with applicable Law.
(l) Neither Parent nor any Parent Subsidiary is bound by, or party to, with respect to the current or any future taxable period, any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes.
(m) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).
Section 5.17. No Other Representation. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, the Company Subsidiaries and their respective business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that, without limiting in any respect any of the representations and warranties contained in Article IV, Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them. Accordingly, except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledges that neither the Company nor any Representative of the Company makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV.
ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS
PENDING THE MERGER
Section 6.1. Conduct of Business by the Company Pending the Closing. The Company agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, except as set forth in Section 6.1 of the Company Disclosure Letter, as specifically permitted or required by this Agreement, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company (a) shall, and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (i) preserve intact its and their present business organizations, goodwill and ongoing businesses, (ii) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (iii) preserve its and their present relationships with key customers, suppliers, vendors, Governmental Entities, employees and other Persons with whom it and they have material business relations; and (b) shall not, and shall not permit any Company Subsidiary to, directly or indirectly:
(i) amend, modify, waive, rescind or otherwise change the Company’s or any Company Subsidiary’s certificate of incorporation, bylaws or equivalent organizational documents;
(ii) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except for dividends and distributions paid or made by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary in the ordinary course of business consistent with past practice;

(iii) enter into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its capital stock or other equity interests or any other securities;
(iv) split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests (other than repurchases of Company Common Stock in satisfaction of applicable Tax withholdings or the exercise price upon the exercise or vesting of any Company Equity Award outstanding as of the date hereof and in accordance with the terms thereof), or issue or authorize the issuance of any of its capital stock or other equity interests or any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests or any rights, warrants or options to acquire any such shares of capital stock or other equity interests;
(v) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in the capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Equity Award under any existing Company Equity Plan, other than issuances of Company Common Stock in respect of any exercise of Company Options outstanding as of the date hereof or the vesting or settlement of Company Equity Awards outstanding as of the date hereof, in all cases in accordance with their respective terms;
(vi) except as required by applicable Law or any Company Benefit Plan or other Material Contract as in existence as of the date hereof and made available to Parent prior to the date hereof, (A) increase the compensation or benefits payable or to become payable to any of its directors, executive officers or employees, other than annual merit-based increases in base salary in the ordinary course of business consistent with past practice that do not exceed 3% of the aggregate annual cost of all employee annual base salaries and wage rates in effect as of the date hereof; (B) grant, pay or award, or commit to grant, pay or award, any severance, termination pay, change in control payments, bonuses, retention or incentive compensation to any of its current or former directors, executive officers or employees; (C) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan, other than amendments to employee welfare benefit plans or collective bargaining agreements in the ordinary course of business that do not materially increase the annual cost or annual expense (relative to the 2024 annual cost or expense) of maintaining such employee welfare benefit plan or collective bargaining agreement; (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan (including any grantor trust or similar funding arrangement); (E) terminate the employment of any employee earning in excess of $150,000, other than for cause; or (F) hire any new employees with a base salary in excess of $150,000, other than replacing any such employees in the ordinary course of business consistent with past practice (it being understood that such replacement employee’s compensation and benefits shall be (I) limited to cash compensation only and (II) otherwise consistent in all material respects with the compensation and benefits of such replaced employee);
(vii) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for (x) any acquisitions of, any equity interests in or all or a material portion of the assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations or (y) acquisitions of material assets, except for, or with respect to, in each case, (A) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice, or (B) with respect to clause (y) only, capital expenditures permitted by Section 6.1(b)(xii);
(viii) liquidate, dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization, or reorganization between or among any of the Company and/or the Company Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;
(ix) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans, advances, or capital contributions solely among the Company and its wholly owned Company Subsidiaries or solely among the Company’s wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice, in each case that do not involve the transfer of funds between the United States of America and another jurisdiction, (B) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice and (C) extensions of credit to customers in the ordinary course of business consistent with past practice;
(x) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties, rights or assets (including shares in the capital of the Company Subsidiaries), except (A) dispositions of obsolete, damaged, worn-out or surplus equipment or property no longer necessary in the conduct of the business or other immaterial equipment or property, in each case, in the ordinary course of business consistent with past practice, (B) leases or subleases of real property or interests therein not used for the conduct of the Company’s or the Company Subsidiaries’ business, as currently conducted, in each case in the ordinary course of business consistent with past practice, (C) non-exclusive licenses or other non-exclusive grants of rights in, to or under Company Intellectual Property Rights in the ordinary course of business consistent with past practice, (D) pursuant to the exercise of creditor rights under any Contract providing for outstanding Indebtedness (so long as the Company and the Company Subsidiaries have used reasonable best efforts to exhaust all other avenues of relief), and (E) pursuant to transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice;
(xi) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, (B) materially modify, materially amend or extend any Material Contract or any Contract described in clause (A), (C) terminate any Material Contract or any Contract described in clause (A), (D) waive or release any material rights or claims under any Material Contract or any Contract described in clause (A) or (E) assign any material rights or claims under any Material Contract or any Contract described in clause (A), other than (x) in the case of clauses (A) and (B), solely with respect to the types of Contracts described in clauses (viii) and (xiv) of the definition of Material Contract, in the ordinary course of business consistent with past practice, and (y) in the case of clause (D), in the ordinary course of business consistent with past practices (so long as such waiver or release is not material to the Company and the Company Subsidiaries, taken as whole); provided, that any actions of a nature contemplated by and to the extent permitted by this Section 6.1(b) shall not require approval under this clause (xi) for any types of Contracts described in clause (xii) below.
(xii) make any capital expenditure, enter into agreements or arrangements providing for capital expenditure or otherwise commit to do so, except for (A) capital expenditures contemplated by and consistent with the annual capital budget approved by the Company Board of Directors prior to the date hereof and previously made available to Parent or (B) capital expenditures not to exceed $500,000 in the aggregate incurred in the ordinary course of business consistent with past practice;
(xiii) compromise or settle any claim, litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Company Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of claims, litigations, investigations or proceedings: that (y) (A) are for an amount (in excess of insurance proceeds) for each such compromise or settlement that is, individually, less than $300,000 and for all such compromises or settlements that is, in the aggregate, less than $1,000,000, (B) does not impose any injunctive relief on the Company or any of the Company Subsidiaries (other than insignificant non-monetary restrictions that are customary and ancillary to the monetary relief granted) and does not involve the admission of wrongdoing by the Company, any Company Subsidiary or any of their respective officers or directors and (C) do not relate to claims, litigations, investigations or proceedings brought by Governmental Entities, other than solely in their capacities as customers of the Company’s or its Subsidiaries’ products and services, or (z) are Tax audits, claims, litigations, investigations, or other proceedings (it being understood such audits, claims, litigations, investigations, or other proceedings are subject to the restrictions contained in clause (xvii) below);
(xiv) make any material change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, in each case, except as required by GAAP, International Financial Reporting Standards or other recognized accounting standards or principles in non-U.S. jurisdictions applicable to the Company Subsidiaries, or applicable Law;

(xv) enter into or amend any collective bargaining agreement or any material agreement with any labor organization, works council, trade union, labor association or other employee representative, except (A) as required by applicable Law, (B) so long as any such entry or amendment does not materially increase the aggregate annual cost of any such agreement or (C) otherwise in the ordinary course of business consistent with past practice;
(xvi) utilize, in any material respect, the Company’s Atlanta data center for any purpose other than the purposes for which it is being used as of the date hereof;
(xvii) make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, amend any material Tax Return, settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), surrender any right to claim a material refund of Taxes, request any material ruling from any Governmental Entity with respect to Taxes, or, except in the ordinary course of business consistent with past practice, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;
(xviii) redeem, repurchase, repay, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any Indebtedness, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise);
(xix) enter into any transactions or Contracts with (A) any affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC, or (B) any Person who, to the Knowledge of the Company beneficially owns, directly or indirectly, more than five percent (5%) of the outstanding shares of Company Common Stock;
(xx) cancel any of the Company’s material insurance policies or fail to pay the premiums on the Company’s material insurance policies such that such failure causes a cancellation of such policy, other than in the ordinary course of business, consistent with past practice, or fail to use commercially reasonable efforts to maintain in the ordinary course the Company’s insurance policies;
(xxi) (A) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) for annual rent payments in excess of $50,000, (B) materially modify or amend or exercise any right to renew any Company Lease or other lease or sublease of real property, or waive any term or condition thereof or grant any consents thereunder, (C) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any Leased Real Property, or any interest therein or part thereof (other than any Permitted Liens) or (D) make any material changes in the construction or condition of any such property;
(xxii) voluntarily terminate, materially modify or waive in any material respect any material right under any material Company Permit;
(xxiii) adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement; or
(xxiv) agree or authorize, in writing or otherwise, to take any of the foregoing actions.
Section 6.2. Conduct of the Business of Parent. The Parent agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, except as set forth in Section 6.2 of the Parent Disclosure Letter, as specifically permitted or required by this Agreement, as required by applicable Law or as consented to in writing by the Company, Parent (a) shall, and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice; and (b) shall not, directly or indirectly:
(a) amend its Charter Documents in a manner that would adversely affect the Company or the holders of Company Common Stock relative to the other holders of Parent Common Stock or in a manner that would adversely affect the ability of Parent or Merger Sub to consummate the Transactions, including the Merger;

(b) split, combine, or reclassify any Parent Common Stock in a manner that would adversely affect the Company or the holders of Company Common Stock relative to the other holders of Parent Common Stock or in a manner that would materially and adversely affect the ability of Parent or Merger Sub to consummate the Transactions, including the Merger;
(c) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization; or
(d) agree or commit to do any of the foregoing.
Section 6.3. Notification of Certain Matters. The Company shall give prompt written notice to Parent and Parent shall give prompt written notice to the Company: (i) of any written notice or other material communication from any Governmental Entity in connection with this Agreement, the Merger or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, (ii) of any Proceeding commenced or, to the Company’s Knowledge or Parent’s Knowledge, as applicable, threatened against the Company or any Company Subsidiaries or Parent or Parent Subsidiaries, respectively, or affiliates or otherwise relating to, involving or affecting such party, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance that would reasonably be expected to be, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; provided, however, that the delivery of any notice pursuant to this Section 6.3 shall not cure any breach of any representation or warranty hereunder or otherwise limit the remedies available hereunder to any Party and the failure to deliver any such notice shall not affect any of the conditions set forth in Article VIII.
Section 6.4. Solicitation.
(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, the Company agrees that it, the Company Board of Directors (including any committee thereof) and the Company’s officers shall not, and the Company shall cause the Company Subsidiaries not to, and the Company shall cause its and their other respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or could be reasonably expected to lead to an Acquisition Proposal or (ii) participate in any discussions or negotiations regarding or furnish to any Person any information relating to the Company or any Company Subsidiary in each case, in connection with, an Acquisition Proposal, other than to state that the Company and their Representatives are prohibited hereunder from engaging in any discussions or negotiations. The Company, the Company Board of Directors (including any committee thereof) and the Company’s officers shall, and the Company shall cause the Company Subsidiaries to, and the Company shall cause its and their other respective Representatives to, immediately cease any and all existing solicitation, encouragement, discussions or negotiations with any Persons (or provision of any nonpublic information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or is reasonably expected to lead to, an Acquisition Proposal. Promptly after the date hereof (and, in any event, within three (3) business days following the date hereof) the Company shall (A) request in writing that each Person (other than Parent) that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal within eighteen (18) months prior to the date hereof promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement, unless such request had been made by or on behalf of the Company prior to the execution and delivery of this Agreement and no information was provided by or on behalf of the Company to such Person or its Representatives following such request, and (B) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by any such Person and its Representatives. The Company shall, and shall cause the Company Subsidiaries to, enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision, or other provision with similar effect, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may, with prior written notice to Parent, waive such standstill provision, or other provision with similar effect, solely to the extent necessary to permit the applicable Person (if it has not been solicited in violation of this Section 6.4(a)) to make, on a confidential basis to the Company Board of Directors, an Acquisition Proposal, in each case as contemplated by this Section 6.4. For purposes of this Section 6.4, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiary or any of their Representatives. For the avoidance of doubt, any violation of the restrictions set forth in this Section 6.4 by the Company Board of Directors (including any committee thereof), by any of the Company’s officers, by any of the Company’s other affiliates or by any of their respective Representatives shall be a breach of this Section 6.4 by the Company. For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement, any notices expressly required to be made to Parent pursuant to this Section 6.4 shall not, in and of themselves, be deemed to be a Change of Recommendation, so long as such notices are delivered privately to Parent and would not reasonably be expected to require public disclosure thereof.
(b) Except as otherwise provided in this Section 6.4, from and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, the Company agrees that it, the Company Board of Directors (including any committee thereof) and the Company’s officers shall not, and the Company shall cause the Company Subsidiaries not to, and the Company shall cause its and their other respective Representatives not to, directly or indirectly: (i) adopt, approve, publicly endorse or publicly recommend or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal, (ii) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iii) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten (10) business days after Parent’s written request that the Company or the Company Board of Directors do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Parent, such rejection of such Acquisition Proposal) and reaffirm the Company Board Recommendation within such ten (10) business day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last ten (10) days prior to the then-scheduled Company Stockholders’ Meeting, fail to take the actions referred to in this clause (iii), with references to the applicable ten (10) business day period being replaced with three (3) business days), (iv) fail to include the Company Board Recommendation in the Proxy Statement, (v) approve or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.4) (a “Company Acquisition Agreement”) or (vi) commit or agree to do any of the foregoing (any act described in clauses (i), (ii), (iii), (iv) or (v) or (vi) (to the extent related to the foregoing clauses (i), (ii), (iii), (iv) or (v)), a “Change of Recommendation”).
(c) Notwithstanding the limitations set forth in Section 6.4(a), if the Company receives, prior to obtaining the Company Stockholder Approval, a bona fide written Acquisition Proposal that did not result from a breach of Section 6.4(a) (other than a de minimis an unintentional breach of Section 6.4(a)), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (ii) after consultation with the Company’s outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may take the following actions: (x) furnish information (including nonpublic information) with respect to the Company to the Person making such Acquisition Proposal (and its Representatives and, if applicable, its debt financing sources), if, and only if, prior to so furnishing any nonpublic information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and the Company also provides Parent, prior to or substantially concurrently with the time such nonpublic information is provided or made available to such Person or its Representatives, any nonpublic information furnished to such other Person or its Representatives that was not previously furnished to Parent, and (y) engage in discussions or negotiations with such Person (and its Representatives (and, if applicable, its financing sources)) with respect to such Acquisition Proposal.
(d) The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent of any receipt by any director or officer of the Company or by any Company Subsidiaries, or its or their respective Representatives, of (1) any Acquisition Proposal, (2) any proposals or inquiries that could reasonably be expected to lead to an Acquisition Proposal, or (3) any request for nonpublic information relating to the

Company or any Company Subsidiary by any Person who has made or could reasonably be expected to make an Acquisition Proposal, but, with respect to this clause (3), only to the extent that the Company provides any such nonpublic information regarding the Company or any Company Subsidiary to such Person. Such notice shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals or offers, including proposed agreements received by the Company relating to such Acquisition Proposal or, if such Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations under this Section 6.4, the Company shall keep Parent reasonably informed on a prompt and timely basis of the status of any such Acquisition Proposal and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation and summary of material communications (which shall include any proposals or offers) relating thereto that is exchanged between the Person or group of Persons making such Acquisition Proposal (or their Representatives) and the Company (or its Representatives) within twenty-four (24) hours after the receipt or delivery thereof and keep Parent reasonably informed on a prompt and timely basis as to the nature of any nonpublic information requested of the Company with respect thereto. Without limiting the Company’s other obligations under this Section 6.4, the Company shall promptly provide (and in any event within twenty-four (24) hours) to Parent any nonpublic information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.4(c). Unless this Agreement has been validly terminated pursuant to Section 9.1, the Company shall not take any action to exempt any Person other than Parent or Merger Sub from the restrictions on “business combinations” contained in any applicable Takeover Statute or in the Company Governing Documents, or otherwise cause such restrictions not to apply. The Company agrees that it will not, directly or indirectly, enter into any agreement with any Person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.4.
(e) Notwithstanding anything in this Section 6.4 to the contrary, but subject to Section 6.4(f), at any time prior to obtaining the Company Stockholder Approval, the Company Board of Directors may (i) make a Change of Recommendation (only of the type contemplated by Section 6.4(b)(ii), Section 6.4(b)(iv) or Section 6.4(b)(vi) (to the extent related to Section 6.4(b)(ii) or Section 6.4(b)(iv))) in response to an Intervening Event if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or (ii) make a Change of Recommendation or cause the Company to terminate this Agreement pursuant to and in accordance with Section 9.1(g), in order to enter into a definitive agreement providing for an Acquisition Proposal (that did not result from a material breach of Section 6.4(a) and that the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors is a Superior Proposal), but only if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that, notwithstanding anything to the contrary herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been validly terminated in accordance with Section 9.1(g). “Intervening Event” means any event, change or development first occurring or arising after the date hereof that is material to the Company and the Company Subsidiaries (taken as a whole) and was not known by or reasonably foreseeable to the Company Board of Directors as of the date hereof (or if known and unrelated to a new or existing customer of the Company, the material consequences of which were not known or reasonably foreseeable to the Company Board of Directors as of the date of this Agreement); provided, however, that in no event shall the following events, changes or developments constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Company Common Stock or any other securities of the Company or the Company Subsidiaries, or any change in credit rating or the fact that the Company meets or exceeds or does not meet or exceed internal or published estimates, projections, forecasts or predictions for any period (it being understood that the facts or occurrences giving rise or contributing to such changes may be taken into account to the extent not otherwise excluded), (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices) or in any industry or industries in which the Company and the Company Subsidiaries operate, (D) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, (E) the Company entering into customer contracts with any new or existing customers or amending, renewing, extending or replacing any existing customer contracts or (F) any changes relating to Parent or its Subsidiaries, except to the extent that such changes have had or would reasonably be expected to have a Parent Material Adverse Effect.
(f) Prior to the Company taking any action permitted (i) under Section 6.4(e)(i), the Company shall provide Parent with four (4) business days’ prior written notice advising Parent that it intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four (4) business day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Change of Recommendation and at the end of such four (4) business day period the Company Board of Directors again makes all of the required determinations under Section 6.4(e)(i) (after in good faith taking into account any amendments proposed by Parent) or (ii) under Section 6.4(e)(ii), the Company shall provide Parent with four (4) business days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four (4) business day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and at the end of such four (4) business day period the Company Board of Directors again makes all of the required determinations under Section 6.4(e)(ii) (after in good faith taking into account the amendments proposed by Parent). With respect to Section 6.4(f)(ii), if there are any material amendments, revisions or changes to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the Company Stockholders would receive as a result of the Superior Proposal or a change to any material conditions to Closing), the Company shall comply again with Section 6.4(f)(ii), with references to the applicable four (4) business day period being replaced by two (2) business days.
(g) Nothing in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Proxy Statement by applicable Law, (ii) making any “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Acquisition Proposal; provided that any “stop, look and listen” statement, or any such similar statement also includes an express reaffirmation of the Company Board Recommendation. For the avoidance of doubt, this Section 6.4(g) shall not permit the Company Board of Directors to make (or otherwise modify the definition of) a Change of Recommendation (except to the extent permitted in Section 6.4(e) and Section 6.4(f)).
ARTICLE VII
ADDITIONAL AGREEMENTS
Section 7.1. Access; Confidentiality.
(a) From the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, to the extent permitted by applicable Law, the Company shall, and shall cause each Company Subsidiary to (and shall use its reasonable best efforts to cause its Representatives to), afford to Parent and Parent’s Representatives (including to the extent requested by Parent, its Representatives) reasonable access during normal business hours and upon reasonable advance notice to the Company’s and the Company Subsidiaries’ offices, properties, Contracts, personnel, IT Systems, Technology, and books and records (so long as any such access does not unreasonably interfere with the Company’s business) and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish as promptly as practicable to Parent all information (financial or otherwise) concerning its business, properties, offices, Contracts, and personnel as Parent may reasonably request (including information for purposes of transition and integration planning or possible divestitures of assets or businesses). Notwithstanding the foregoing, the Company shall not be required by this Section 7.1 to provide Parent or Parent’s Representatives with access to or to disclose information (i) that the Company determines in good faith is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with an unaffiliated third party entered into prior to the date hereof (provided, however, that, at Parent’s written request, the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which, in the reasonable good faith judgment of the Company upon advice of counsel, would be reasonably likely to violate applicable Law (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law) or (iii) the disclosure of which, in the reasonable good faith judgment of the Company upon advice of counsel, would be reasonably likely to cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to allow for such disclosure to the maximum extent that does not jeopardize such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to counsel for Parent to the extent reasonably required for the purpose of obtaining required approvals or consents, or making filings or providing notices, subject to prior execution of a common interest or joint defense agreement in customary form. Parent and the Company will cooperate to minimize to the extent reasonably practicable any unnecessary disruption to the businesses of the Company and the Company Subsidiaries that may result from the requests for access, data and information hereunder. Any access to any properties or facilities of the Company or any Company Subsidiary shall be subject to the Company’s reasonable security measures. Without limiting the foregoing, the Company also agrees to provide reasonable cooperation prior to the Closing to Parent, to the extent permitted by applicable Law, in the event Parent desires to divest any businesses or assets of the Company in the event the Closing occurs, and, notwithstanding anything in the Confidentiality Agreement to the contrary, to the extent permitted by applicable Law, the Company will, at Parent’s request, permit potential purchasers of such assets or businesses (and their representatives) to receive information about such assets or businesses so long as they are or become subject to customary non-disclosure agreements; provided that (i) any such transaction is conditioned upon and shall not be completed until, the consummation of the Merger; and (ii) that Parent shall reimburse the Company and the Company Subsidiaries for their reasonable and documented out-of-pocket expenses incurred in connection with the negotiation of each such agreement.
(b) Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.
Section 7.2. Reasonable Best Efforts.
(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including the Merger, as promptly as practicable after the date hereof (and in any event no later than the Outside Date), including (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary or advisable applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions, including the Merger, as promptly as practicable after the date hereof, and (ii) taking all steps as may be necessary, subject to the limitations in this Section 7.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals as promptly as practicable after the date hereof. Notwithstanding anything to the contrary set forth in this Agreement, the obligations of Parent under this Section 7.2 shall include the defense through litigation on the merits of any claim asserted in any court, agency or other Proceeding by any Person (including any Governmental Entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, including the Merger.
(b) In furtherance and not in limitation of the obligations in Section 7.2(a), each Party agrees to use reasonable best efforts to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR

Act with respect to the Transactions as promptly as practicable, and in any event within twenty-five (25) business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as practicable and advisable any additional information and documentary materials that may be required or advisable pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (B) make all other required or advisable filings as promptly as practicable after the date hereof, and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested under any Antitrust Laws and, subject to the terms and conditions of this Agreement, to take all other actions necessary to cause the expiration or termination of the applicable waiting periods or obtain consents under such Antitrust Laws. Parent shall bear all filing fees for the filings required under any Antitrust Law; provided that, for the avoidance of doubt, the Company and Parent shall each bear its own advisor and other fees incurred in connection with any applications and filings required under applicable Antitrust Laws.
(c) Each of Parent and the Company shall, in connection with and without limiting the efforts referenced in Section 7.2(a) and Section 7.2(b) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under the HSR Act or any other Antitrust Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other Party, (ii) promptly inform the other Party of any material communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written material communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions and (iii) permit the other Party to review in advance any material communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC, other applicable Governmental Entity, other Person or applicable Law, give the other Party the opportunity to attend and participate in any substantive meetings, telephone calls or videoconferences with the DOJ, the FTC or other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to the foregoing clauses (i)-(iii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements existing as of the date hereof and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under this Section 7.2(c) as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to any other Representatives of the recipient without the advance written consent of the Party providing such materials. Without limiting Parent’s cooperation obligations described in Section 7.2(a), Section 7.2(b) and this Section 7.2(c) (including, for the avoidance of doubt, Parent’s obligation to use reasonable best efforts to take all steps as may be necessary, subject to the limitations in this Section 7.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals as promptly as practicable after the date hereof), Parent will control the ultimate strategy for securing approvals and expiration of relevant waiting periods under the Antitrust Laws, including any filings, submissions and communications with or to any Governmental Entity in connection therewith, and taking into account in good faith any comments of, the Company or its Representatives relating to such strategy.
(d) Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub, or any of their respective Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any material assets, business, or portion of business of the Company, the Surviving Company, Parent, Merger Sub, or any of their respective Subsidiaries; (ii) conduct, restrict, operate, invest, or otherwise change the material assets, business, or portion of business of the Company, the Surviving Company, Parent, Merger Sub, or any of their respective Subsidiaries in any manner; or (iii) impose any material restriction, requirement, or limitation on the operation of the business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub, or any of their respective Subsidiaries, but for purposes of this Section 7.2(d), “material” shall mean material measured on a scale relative only to the size of the Company and its Subsidiaries, taken as a whole; provided, that if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or order so long as such requirement, condition, limitation, understanding, agreement, or order is only binding on the Company in the event the Closing occurs.
(e) In connection with and without limiting the foregoing, the Company shall promptly after the date hereof give any notices to third parties required under Contracts that are necessary or desirable for the consummation of the Transactions, as set forth on Section 7.2 of the Company Disclosure Letter. The Company shall use, and cause each of the Company Subsidiaries to use, their respective reasonable efforts to obtain any third party consents to any Contracts in the event Parent requests, in writing, the Company to do so; provided, however, each of the parties acknowledges and agrees that obtaining any such consents or approvals shall not be a condition to the consummation of the Transactions, including the Merger. Notwithstanding anything to the contrary herein, neither the Company nor any of the Company Subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or provide any additional security (including a guaranty), to obtain such third party consents (except if requested by Parent and either (i) reimbursed or indemnified for by Parent or (ii) subject to the occurrence of the Effective Time).
Section 7.3. Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that (i) the Parties shall not be required by this Section 7.3 to provide any such review or comment to the other Party relating to any dispute between the Parties relating to this Agreement; and (ii) each Party and their respective Subsidiaries and Representatives may make statements that are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 7.3. Notwithstanding anything to the contrary, the obligations set forth in this Section 7.3 shall not apply to any communication regarding an Acquisition Proposal or a Change of Recommendation.
Section 7.4. D&O Insurance and Indemnification.
(a) For six (6) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs (including reasonable attorneys’ fees) and expenses (including advancing costs (including reasonable attorneys’ fees) and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law and the Company Governing Documents; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding, whether civil, criminal, administrative or investigative process, in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving or having served as an officer, director, employee or other fiduciary of the Company or any Company Subsidiary or of any other Person if such service was at the request or for the benefit of the Company or any Company Subsidiary, to the fullest extent permitted by applicable Law and the Company Governing Documents or the organizational documents of the applicable

Company Subsidiary (as applicable) or any indemnification agreements with such Persons in existence on the date of this Agreement and made available to Parent. The Parties agree that the foregoing rights to indemnification and advancement shall also apply with respect to any action to enforce this provision and that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement in existence on the date of this Agreement and made available to Parent shall survive the Merger and shall continue in full force and effect in accordance with the terms thereof. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person intends in good faith to seek indemnification pursuant to this Section 7.4, the provisions of this Section 7.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.
(b) For six (6) years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and (ii) any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement and made available to Parent, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions).
(c) At or prior to the Effective Time, the Company shall purchase a six (6)-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount. The Company shall in good faith cooperate with Parent prior to the Closing Date with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options.
(d) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.4. The rights and obligations under this Section 7.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 7.4, each of whom may enforce the provisions thereof.
Section 7.5. Takeover Statutes. The Company shall use its reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to this Agreement or any of the Transactions, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on this Agreement and the Transactions. No Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to this Agreement or any of the Transactions.

Section 7.6. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent.
Section 7.7. Employee Matters.
(a) Effective as of the Effective Time and for a period of twelve (12) months thereafter, Parent shall provide, or shall cause the Surviving Company to provide, to each employee of the Company or any Company Subsidiary (other than any employee who is covered by a Collective Bargaining Agreement) who continues to be employed by Parent or the Surviving Company or any Subsidiary thereof (the “Continuing Employees”), (i) base salary or wages and target cash incentive compensation opportunities, in the aggregate, that are no less favorable than the base salary or wages and target cash incentive compensation opportunities, in the aggregate, in effect for such Continuing Employee immediately prior to the Effective Time, (ii) severance benefits upon any involuntary termination of employment that are no less favorable than severance benefits that would have been provided to such Continuing Employee pursuant to the Company Benefit Plan identified as such in Section 4.10(a) of the Company Disclosure Letter upon an involuntary termination of employment immediately prior to the Effective Time and (iii) employee benefits (other than any defined benefit pension or post-retirement welfare benefits) that are no less favorable, in the aggregate, than as in effect for Continuing Employees immediately prior to the Effective Time or as in effect for similarly situated employees of Parent and its Subsidiaries during such 12-month period.
(b) For all purposes (including purposes of vesting and eligibility to participate, but excluding level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall, subject to applicable Law and applicable Tax qualification requirements, be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time (including, for avoidance of doubt, any service credit provided by the Company or the Company Subsidiaries to such Continuing Employee in connection with acquisitions occurring prior to the Effective Time); provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plan is of the same type as the Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) (A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents and (B) Parent and its applicable Subsidiary cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(c) If, at least twenty (20) business days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence reasonably satisfactory to Parent that such 401(k) plan(s) have been terminated pursuant to resolution of the Company Board of Directors at least one (1) business day prior to the day on which the Effective Time occurs; provided that prior to terminating the Company’s 401(k) plan, the Company shall provide Parent with the form and substance of any applicable resolutions for review (and the Company shall consider any of Parent’s comments in good faith). If the Company 401(k) plan is terminated pursuant to this Section 7.7(c), then as soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) plan immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans, to Parent’s 401(k) plan.
(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee, or any collective bargaining agreement or similar labor agreement with any labor organization, work council or trade union covering such Continuing Employee. Notwithstanding any other provision in this Agreement to the contrary, nothing in this Section 7.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent or Merger Sub, and (ii) create any third party rights in any current or former employee or other service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).
Section 7.8. Rule 16b-3. Prior to the Effective Time, the Company, Parent, and Merger Sub shall each take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act:
(a) any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the Transactions by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time; and
(b) any acquisitions of Parent Common Stock (including derivative securities with respect to such shares) that are treated as acquisitions under such rule and result from the Transactions by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent immediately after the Effective Time.
Section 7.9. Stockholder Litigation. The Company shall provide Parent prompt notice of any litigation brought by any Company Stockholder or purported Company Stockholder against the Company, any of the Company Subsidiaries and/or any of their respective directors or officers relating to the Merger or any of the other Transactions or this Agreement, and shall keep Parent informed on a prompt and timely basis with respect to the status thereof (including by promptly furnishing to Parent and its Representatives such information relating to such litigation as may reasonably be requested). The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation and reasonably cooperate with Parent in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without Parent’s prior written consent. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 7.9 and Section 6.1 or Section 7.2, the provisions of this Section 7.9 shall control.
Section 7.10. Stock Exchange Matters.
(a) Listing of Parent Common Stock. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.
(b) Delisting; Deregistration of Company Common Stock. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time.
Section 7.11. Director Resignations. Prior to the Closing, the Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 7.12. Proxy Statement and Form S-4; Company Stockholders’ Meeting.
(a) In connection with the Company Stockholders Meeting, as soon as reasonably practicable following the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Form S-4 (which shall include the Proxy Statement). The Company and Parent shall each use its reasonable best efforts to: (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the Merger. Parent shall notify the Company promptly of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. The Company shall use its reasonable best efforts to: (A) cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act, and (B) ensure that the Proxy Statement complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the issuance of Parent Stock in the Merger, and the Company shall furnish to Parent all information concerning the Company as may be reasonably requested in connection with any such actions.
(b) Parent and the Company shall furnish to the other party all information concerning such Person and its Affiliates required by the Securities Act or the Exchange Act to be set forth in the Form S-4 or the Proxy Statement. Each of Parent and the Company shall promptly correct any information provided by it for use in the Form S-4 or the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect. Each of Parent and the Company shall take all steps necessary to amend or supplement the Form S-4 or the Proxy Statement, as applicable, and to cause the Form S-4 or Proxy Statement, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock as and to the extent required by applicable Law.
(c) Parent and the Company shall promptly provide the other party and their counsel with any comments or other communications, whether written or oral, that Parent or the Company, or their counsel may receive from the SEC or its staff with respect to the Form S-4 or the Proxy Statement promptly after the receipt of such comments. Prior to the filing of the Form S-4 or the Proxy Statement with the SEC (including in each case any amendment or supplement thereto, except with respect to any amendments filed in connection with a Change of Recommendation or in connection with any disclosures made in compliance with Section 6.4) or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC with respect to the Form S-4 or Proxy Statement, each of Parent and the Company shall provide the other party and their counsel a reasonable opportunity to review and comment on such Form S-4, Proxy Statement, or response (including the proposed final version thereof), and each of Parent and the Company shall give reasonable and good faith consideration to any comments made by the other party or their counsel.
(d) Unless this Agreement is terminated in accordance with its terms, and notwithstanding any Change of Recommendation, the Company shall, as promptly as practicable, after the Form S-4 is declared effective, duly call, give notice of, convene (on a date which shall be selected in reasonable consultation with Parent) and hold a meeting of the Company Stockholders (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval and the Company shall submit such proposal to obtain the Company Stockholder Approval to the Company Stockholders at the Company Stockholders’ Meeting and shall not submit any other proposals to its stockholders in connection with the Company Stockholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding the adjournment of the Company Stockholders’ Meeting) without the prior written consent of Parent. The record date for the Company Stockholders’ Meeting shall be selected after reasonable consultation with Parent. Unless the Company has effected a Change of Recommendation in accordance with Section 6.4(e), the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Within five (5) business days after the date of this Agreement (and thereafter, upon the reasonable request of Parent made not more than one time every two weeks), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Company Stockholders’ Meeting that is twenty (20) business days after the date of such “broker search.” Notwithstanding anything to the contrary contained herein, the Company shall not postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent; provided that if at any time following the dissemination of the Proxy Statement, either the Company or Parent reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained at the Company Stockholders’ Meeting, including due to an absence of quorum, then, unless the Company Board of Directors has effected a Change of Recommendation, on no more than two occasions (for each of the Company and Parent) and prior to the vote contemplated having been taken, each of the Company and Parent shall have the right to require an adjournment or postponement of the Company Stockholders’ Meeting for the purpose of soliciting additional votes in favor of this Agreement; provided, further, that no such adjournment or postponement shall delay the Company Stockholders’ Meeting by more than seven (7) days from the prior-scheduled date or to a date on or after the fifth (5th) business day preceding the Outside Date. Notwithstanding the foregoing, the Company may postpone or adjourn the Company Stockholders’ Meeting if (i) the Company is required to postpone or adjourn the Company Stockholders’ Meeting by applicable Law, or (ii) the Company Board of Directors or any authorized committee thereof shall have determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Stockholders’ Meeting in order to give Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent or otherwise made available to such holders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Change of Recommendation) (in each case so long as any such information or disclosure was made in compliance with this Agreement); provided that no such adjournment or postponement shall delay the Company Stockholders’ Meeting by more than ten (10) days from the prior-scheduled date or to a date on or after the fifth (5th) business day preceding the Outside Date. Notwithstanding any Change of Recommendation, unless this Agreement has been validly terminated pursuant to Section 9.1, the Company shall submit this Agreement to the Company Stockholders for adoption at the Company Stockholders’ Meeting and shall not submit any Acquisition Proposal for approval by the Company Stockholders.
Section 7.13. Certain Tax Matters.
(a) Opinions. Each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, use reasonable best efforts to obtain and cooperate with each other to obtain tax opinions to the effect that the Merger will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and any opinions required by applicable law to be filed in connection with the Form S-4 or the Proxy Statement.
(b) Reorganization Efforts. Each of the Company and Parent shall (and the Company and Parent shall cause their respective Subsidiaries to) use its reasonable best efforts to cause the Merger to qualify, and shall take any action (or restrain from taking any action) that would reasonably be expected to prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.
(c) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, (i) each of the parties shall report the Merger for U.S. federal income Tax purposes as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code in all applicable Tax Returns and (ii) none of the parties shall take any Tax reporting position inconsistent with the characterization of the transactions contemplated by this Agreement as a “reorganization” under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.
Section 7.14. Bank Accounts. The Company shall (i) cooperate with Parent to prepare for execution and delivery on the Closing Date resolutions and other documentation reasonably requested by Parent in order for those executive officers or other employees designated by Parent to assume control on the Closing Date of all of the bank accounts maintained by the Company or any Company Subsidiary and (ii) execute and deliver such documents to each applicable financial institution on the Closing Date.
Section 7.15. IT Systems and Company Technology. During the period from the date of this Agreement and prior to the Closing Date, to the extent permitted by applicable Law, Parent may continue its due diligence review of the Company’s IT Systems and Company Technology, which shall be limited to the matters agreed to in writing between the Company and Parent as of the date of this Agreement. Notwithstanding anything to the contrary set forth in this Section 7.15, Parent’s access to the Company’s IT Systems and Company Technology for purposes of its continued

due diligence review pursuant to this Section 7.15 shall be governed by the terms and conditions set forth in Section 7.1. Notwithstanding anything to the contrary herein, Parent’s continuation of any due diligence review pursuant to this Section 7.15, and Parent’s satisfaction with any results thereof, shall not be a condition to the obligations of Parent and Merger Sub to consummate the Merger.
ARTICLE VIII
CONDITIONS TO CONSUMMATION OF THE MERGER
Section 8.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, to the extent permitted by applicable Law:
(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(b) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger.
(c) Antitrust Clearance. All waiting periods applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or been terminated and all required filings shall have been made and all required approvals obtained (or waiting periods expired or terminated) under applicable Antitrust Laws.
(d) Listing. The shares of Parent Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the Nasdaq, subject to official notice of issuance.
(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.
Section 8.2. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent or Merger Sub:
(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first and final sentences of Section 4.1(a), the first and final sentence of Section 4.1(c), Section 4.2(c), Section 4.2(d) (other than the second sentence thereof), Section 4.3, Section 4.22, Section 4.23 and Section 4.25 shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of the Company set forth in Section 4.2(a) and Section 4.2(b), shall be true and correct other than for de minimis inaccuracies as of the date hereof and shall be true and correct other than for de minimis inaccuracies as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (iii) the representations and warranties of the Company set forth in Section 4.8(a) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made on and as of the Closing; and (iv) the other representations and warranties of the Company set forth in Article IV (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct as of the date hereof and shall be true and correct as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iv), where any failures of such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Performance of Obligations. The Company shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.
(d) Company Officer’s Certificate. Parent and Merger Sub shall have received from the Company a certificate, dated as of the Closing Date and signed by the Company’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.
(e) Tax Opinion. Parent shall have received a written opinion from Stinson LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. In rendering the opinion described in this Section 8.2(g), such counsel shall be entitled to receive and rely upon customary representation letters from Parent and the Company. If counsel is unable or unwilling to provide such opinion, the Company and Parent will use reasonable best efforts to jointly appoint another independent tax advisor of national reputation to deliver such opinion.
Section 8.3. Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company:
(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in the first and final sentences of Section 5.1(a), Section 5.4(a), Section 5.4(b) and Section 5.13 shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of Parent and Merger Sub set forth in Section 5.8(b) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made on and as of the Closing; and (iii) the other representations and warranties of Parent and Merger Sub set forth in Article V (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct as of the date hereof and shall be true and correct as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iii), where any failures of such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Performance of Obligations. Parent and Merger Sub shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing.
(c) No Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement.
(d) Parent Officers’ Certificate. The Company shall have received from the Parent a certificate, dated as of the Closing Date and signed by Parent’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.
(e) Tax Opinion. The Company shall have received a written opinion from Kilpatrick Townsend & Stockton LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date to the effect that, on the basis of certain facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. In rendering the opinion described in this Section 8.3(d), such counsel shall be entitled to receive and rely upon customary representation letters from Parent and the Company. If counsel is unable or unwilling to provide such opinion, the Company and Parent will use reasonable best efforts to jointly appoint another independent tax advisor of national reputation to deliver such opinion.

ARTICLE IX
TERMINATION
Section 9.1. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned, at any time before the Effective Time, as follows (with any termination by Parent also being an effective termination by Merger Sub):
(a) by mutual written consent of Parent and the Company;
(b) by the Company, in the event that (i) the Company is not then in material breach of this Agreement and (ii) (A) Parent and/or Merger Sub shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement or (B) any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have become inaccurate, and in either case of clauses (A) or (B) where such breach, failure to perform, violation or inaccuracy (I) would result in the failure of any of the conditions set forth in Section 8.3(a) or Section 8.3(b) to be satisfied and (II) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Parent or Merger Sub, as applicable, before the earlier of (x) the business day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy;
(c) by Parent, in the event that (i) neither Parent nor Merger Sub is then in material breach of this Agreement and (ii) (A) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B) where such breach, failure to perform, violation or inaccuracy (I) would result in the failure of any of the conditions set forth in Section 8.2(a) or Section 8.2(b) to be satisfied and (II) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company before the earlier of (x) the business day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from Parent or Merger Sub of such breach, failure to perform, violation or inaccuracy;
(d) by either Parent or the Company, in the event that the Effective Time has not occurred on or before the Outside Date; provided that (i) if, on the Outside Date, all of the conditions set forth in Article VIII, other than the conditions set forth in Section 8.1(b) (to the extent any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Antitrust Law) or Section 8.1(c) and those conditions that by their nature are to be satisfied on the Closing Date (if such conditions would be satisfied or validly waived were the Closing Date to occur at such time), shall have been satisfied or waived, then the Outside Date shall automatically be extended for all purposes hereunder by a period of three (3) months, (ii) if, on the Outside Date, as extended, all of the conditions set forth in Article VIII, other than the conditions set forth in Section 8.1(b) (to the extent any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Antitrust Law) or Section 8.1(c) and those conditions that by their nature are to be satisfied on the Closing Date (if such conditions would be satisfied or validly waived were the Closing Date to occur at such time), shall have been satisfied or waived, then the Outside Date shall automatically be further extended for all purposes hereunder by a period of three (3) months, and (iii) the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement required to be performed prior to the Effective Time has been a proximate cause of, or primary factor that resulted in, the failure of the Effective Time to occur by the Outside Date;
(e) by Parent, prior to the Company Stockholder Approval, if, prior to obtaining the Company Stockholder Approval, a Change of Recommendation (only to the extent permitted by this Agreement) has occurred;
(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;
(g) by the Company, prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Superior Proposal; provided that (i) the Company has complied in all material respects with Section 6.4 and (ii) immediately prior to or substantially concurrently with (and as a condition to) the termination of this Agreement, the Company pays to Parent the Termination Fee payable pursuant to Section 9.2(b)(iv); or

(h) by either Parent or the Company, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof), in each case, at which a vote on the adoption of this Agreement was taken, shall have concluded and the Company Stockholder Approval shall not have been obtained.
Section 9.2. Effect of Termination.
(a) In the event of the valid termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company (or any stockholder, member, director, manager, officer, employee, agent, consultant, or Representative of such party), except that the Confidentiality Agreement, this Section 9.2 and Section 10.3 through Section 10.12 shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or willful breach of this Agreement prior to such termination. For purposes of this Agreement, “willful breach” shall mean a breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.
(b) Termination Fee.
(i)  If (A) Parent or the Company terminates this Agreement pursuant to Section 9.1(h), (B) after the date hereof and prior to the date of the Company Stockholders’ Meeting, a bona fide Acquisition Proposal is publicly disclosed (whether by the Company or a third party) and not publicly withdrawn at least two (2) business days prior to the Company Stockholders’ Meeting, and (C) within twelve (12) months of such termination, an Acquisition Proposal is consummated or a definitive agreement providing for an Acquisition Proposal is entered into, then on or prior to the date that is the earlier of (x) the date such Acquisition Proposal is consummated and (y) the date of entry of such definitive agreement, the Company shall pay to Parent the Termination Fee.
(ii) If (A) after the date hereof and prior to the termination of this Agreement, an Acquisition Proposal is made to the Company Board of Directors or the Company’s management or becomes publicly disclosed (whether by the Company or a third party) and not withdrawn prior to such termination, (B) (I) Parent or the Company terminates this Agreement pursuant to Section 9.1(d) or (II) Parent terminates this Agreement pursuant to Section 9.1(c)(ii)(A) due to a breach of, or a failure to perform or comply with, one or more covenants or agreements under this Agreement following the receipt of such Acquisition Proposal and (C) within twelve (12) months of such termination, an Acquisition Proposal is consummated or a definitive agreement providing for an Acquisition Proposal is entered into, then on or prior to the date that is the earlier of (x) the date such Acquisition Proposal is consummated and (y) the date of entry of such definitive agreement, the Company shall pay to Parent the Termination Fee.
(iii) If Parent terminates this Agreement pursuant to Section 9.1(e), within two (2) business days after such termination, the Company shall pay to Parent the Termination Fee.
(iv) If the Company terminates this Agreement pursuant to Section 9.1(g), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.
(v) In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii), (iii) or (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. Parent shall promptly provide wire transfer instructions in writing to the Company upon request (and in any event with sufficient time to allow the Company to pay or cause to be paid to Parent any Termination Fee payable hereunder within the time periods required by this Section 9.2(b)). For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.
(vi) Solely for purposes of Section 9.2(b)(i) and Section 9.2(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that all references to “twenty percent (20%)” and “eighty percent (80%)” therein shall be deemed to be references to “fifty percent (50%).”
(c) Each Party acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that, without these agreements, the Parties hereto would not enter into this Agreement.

(d) Each Party further acknowledges that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 9.2(b), then (i) the Company shall reimburse Parent for all reasonable out-of-pocket costs and expenses (including disbursements and fees of outside legal counsel) incurred in the collection of such overdue amounts, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on the amounts payable pursuant to Section 9.2(b) from and including the date payment of such amounts was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, except for the right to seek monetary damages for fraud (solely as it relates to the representations and warranties expressly made in Article IV) or willful breach (as defined in Section 9.2(a)) occurring prior to the valid termination of this Agreement, upon Parent’s receipt of the Termination Fee (and any other amounts contemplated by this Section 9.2(d)) pursuant to this Section 9.2 in circumstances in which the Termination Fee is payable, none of the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.
ARTICLE X
MISCELLANEOUS
Section 10.1. Amendment and Modification; Waiver. This Agreement may be amended, and any provision of this Agreement may be waived; provided, however, that, after receipt of the Company Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s stockholders without such approval; provided further, that any such amendment or waiver shall be binding upon the Company only if such amendment or waiver is set forth in a writing executed by the Company, and any such amendment or waiver shall be binding upon Parent or Merger Sub only if such amendment or waiver is set forth in a writing executed by Parent or Merger Sub, as applicable. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.
Section 10.2. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.
Section 10.3. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.
Section 10.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission provided, that no “bounceback” or notice of non-delivery is received) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub, to:	Euronet Worldwide, Inc. 11400 Tomahawk Creek Parkway, Suite 300 Leawood, Kansas 66211
	Email:	agodderz@euronetworldwide.com
	Attention:	Adam Godderz

with a copy to:	Stinson LLP 1201 Walnut Street, Suite 2900 Kansas City, Missouri 64106
	Email:	patrick.respeliers@stinson.com scott.gootee@stinson.com
	Attention:	Patrick Respeliers Scott Gootee

if to the Company, to:	CoreCard Corporation CoreCard Corporation One Meca Way Norcross, GA 30093
	Email:	matt@corecard.com
	Attention:	Matt White

with copies to:	Kilpatrick Townsend & Stockton LLP 1100 Peachtree Street NE Suite 2800 Atlanta, GA 30309
	Email:	jheineman@ktslaw.com bbarkley@ktslaw.com
	Attention:	Justin B. Heineman W. Benjamin Barkley

Section 10.5. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The phrase “made available,” when used with respect to any document, agreement or information provided by the Company, shall mean that such document, agreement or information has been posted to the electronic data room captioned “Project Genesis” hosted by ideals at least one day prior to the date hereof. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
Section 10.6. Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
Section 10.7. Entire Agreement; Third-Party Beneficiaries.
(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 9.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.
(b) Except as provided in Section 7.4, nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.
Section 10.8. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.
Section 10.9. Governing Law; Jurisdiction.
(a) Except with respect to the effects of the Merger, which shall be governed by the GBCC and other Applicable Laws of the State of Georgia, this Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relating to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements, or the Merger or the other Transactions (the “Relevant Matters”) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.
(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Relevant Matter or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.9(b) in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.
Section 10.10. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE RELEVANT MATTERS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.
Section 10.11. Assignment. This Agreement shall not be assignable by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties and any attempt to make any such assignment without such consent shall be null and void; provided, that Merger Sub may, without the consent of the Company, assign in whole or in part its rights, interests and obligations pursuant to this Agreement to another wholly owned direct or indirect Subsidiary of Parent; provided that no such assignment shall relieve Parent or Merger Sub of their respective obligations hereunder or otherwise alter or change any obligation of any other party hereto and no such transfer shall be permitted to the extent it would reasonably be expected to delay the Closing. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
Section 10.12. Specific Performance; Remedies.
(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.
(b) The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Transactions, including the Merger) is not performed in accordance with its specific terms or is otherwise breached. It is agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to enforce specifically the terms and provisions of this Agreement or to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief in each case in accordance with Section 10.9, this being in addition to any other remedy to which such Party entitled under the terms of this Agreement at law or in equity. For the avoidance of doubt, a Party may concurrently seek specific performance of the terms and provisions of this Agreement or other equitable relief and other monetary damages, remedies or awards.
(c) The Parties’ rights in this Section 10.12 are an integral part of the Transactions and each Party hereby waives any objections to specific performance or any other remedy referred to in this Section 10.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is unenforceable, invalid, contrary to Law or inadequate for any reason or that specific performance is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 10.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

EURONET WORLDWIDE, INC.

By	/s/ Michael J. Brown
	Name:	Michael J. Brown
	Title:	Chairman, President & Chief Executive Officer

GENESIS MERGER SUB INC.

By	/s/ Adam Godderz
	Name:	Adam Godderz
	Title:	Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

CORECARD CORPORATION

By	/s/ J. Leland Strange
	Name:	J. Leland Strange
	Title:	Chairman, President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

July 30, 2025
The Board of Directors
CoreCard Corporation
One Meca Way
Norcross, GA 30093
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to common shareholders of CoreCard Corporation (“CoreCard”) of the Exchange Ratio (as defined below) in the proposed acquisition of CoreCard by Euronet Worldwide, Inc. (“Euronet”), through the proposed merger of Genesis Merger Sub Inc. (“Merger Sub”), a wholly-owned subsidiary of Euronet, with and into CoreCard (the “Merger”), pursuant to the Agreement and Plan of Merger (the “Agreement”), to be entered into by and among Euronet, Merger Sub and CoreCard. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Euronet, Merger Sub, CoreCard or holders of any securities of CoreCard or Merger Sub, each share of common stock, par value $0.01 per share, of CoreCard (“CoreCard Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Converted Shares (each as defined in the Agreement)) shall be converted into the right to receive the fraction of a share of common stock, par value $0.02 per share, of Euronet (“Euronet Common Stock,”) equal to the quotient obtained by dividing $30.00 by the Parent Stock Price (as defined in the Agreement), rounded to four decimal places (the resulting ratio of such fraction of a share of Euronet Common Stock issued for one share of CoreCard Common Stock, the “Exchange Ratio”), subject to an exchange ratio collar (as to which collar we express no opinion) as set forth in the Agreement of 0.3142 of a share of Euronet Common Stock for one share of CoreCard Common Stock if the Parent Stock Price is equal to or less than $95.4798 or 0.2783 of a share of Euronet Common Stock for one share of CoreCard Common Stock if the Parent Stock Price is greater than or equal to $107.7997. The terms and conditions of the Merger are more fully set forth in the Agreement.
KBW has been retained by CoreCard solely to render this opinion to the board of directors of CoreCard (the “Board”), and KBW has not acted as a financial advisor or other advisor to, or as an agent of, CoreCard or any other person. As part of our investment banking business, we are regularly engaged in the valuation of securities of financial services companies in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. In the ordinary course of our and their broker-dealer businesses, we and our affiliates may from time to time purchase securities from, and sell securities to, CoreCard, Euronet and their respective affiliates. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CoreCard and Euronet. We have acted exclusively for the Board in rendering this opinion and will receive a fee from CoreCard for our services, a portion of which fee became payable upon the execution of our engagement agreement and the remainder of which fee is payable concurrently with the rendering of this opinion. In addition, CoreCard has agreed to indemnify us for certain liabilities arising out of our engagement.
Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to CoreCard. In the past two years, KBW has not provided investment banking or financial advisory services to Euronet. We may in the future provide investment banking and financial advisory services to CoreCard or Euronet and receive compensation for such services.

The Board of Directors – CoreCard Corporation
July 30, 2025

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CoreCard and Euronet and bearing upon the Merger, including among other things, the following: (i) a draft dated July 29, 2025 of the Agreement (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of CoreCard; (iii) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 of CoreCard; (iv) certain draft and unaudited financial results for the fiscal quarter ended June 30, 2025 of CoreCard (provided by CoreCard); (v) the audited financial statements and the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of Euronet; (vi) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 of Euronet; (vii) certain other interim reports and other communications of CoreCard and Euronet to their respective shareholders and stockholders; and (viii) other financial information concerning the businesses and operations of CoreCard and Euronet furnished to us by CoreCard or that we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of CoreCard and Euronet; (ii) the assets and liabilities of CoreCard and Euronet; (iii) a comparison of certain financial and stock market information for CoreCard and Euronet with similar information for certain other companies the securities of which are publicly traded; (iv) financial and operating forecasts and projections of CoreCard that were prepared by CoreCard management, provided to and discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; and (v) publicly available consensus “street estimates” of Euronet that were discussed with us by CoreCard management and used and relied upon by us at the direction of CoreCard management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the financial technology and payments industries generally. We have also participated in discussions with the management of CoreCard regarding the past and current business operations, regulatory relations, financial condition and future prospects of CoreCard and such other matters as we have deemed relevant to our inquiry.  In addition, we have considered the results of the efforts undertaken by CoreCard to solicit indications of interest from third parties regarding a potential transaction with CoreCard. However, we have not been requested to assist, and have not assisted, CoreCard with soliciting indications of interest from third parties regarding a potential transaction with CoreCard.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of CoreCard as to the reasonableness and achievability of the financial and operating forecasts and projections of CoreCard and the publicly available consensus “street estimates” of Euronet, all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information represents, or in the case of the Euronet “street estimates” referred to above that such estimates are reasonable estimates consistent with, the best currently available estimates and judgments of CoreCard management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.
It is understood that the portion of the foregoing financial information of CoreCard and Euronet that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Euronet referred to above, is based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the management of CoreCard and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

The Board of Directors – CoreCard Corporation
July 30, 2025

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of CoreCard or Euronet since the date of the last financial statements that were made available to us. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CoreCard or Euronet, nor did we evaluate the solvency, financial capability or fair value of CoreCard or Euronet under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us referred to above) with no adjustments to the Exchange Ratio and with no other payments in respect of CoreCard Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on CoreCard, Euronet or the pro forma entity, or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by CoreCard that CoreCard has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CoreCard, Euronet, Merger Sub, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters. We have assumed, at the direction of CoreCard and without independent verification, that the Parent Stock Price will not be less than $95.4798.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of CoreCard Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction, including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to CoreCard, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of CoreCard to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CoreCard or the Board, (iii) the fairness of the amount or nature of the compensation to any of CoreCard’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CoreCard Common Stock, (iv) the effect of the Merger or any related transaction on, or the fairness of any consideration to be received by, holders of any class of securities of CoreCard (other than holders of CoreCard Common Stock (solely with respect to the Exchange Ratio, as described herein and not relative to any consideration to be received by holders of any other class of securities)) or holders of any class of securities of Euronet or any other

The Board of Directors – CoreCard Corporation
July 30, 2025

party to any transaction contemplated by the Agreement, (v) what the actual Parent Stock Price or what the actual number of shares of Euronet Common Stock to be issued in the Merger for one share of CoreCard Common Stock will be or any differences from the Parent Stock Price and the Exchange Ratio assumed in the Merger for purposes of our opinion, (vi) the actual value of Euronet Common Stock to be issued in the Merger, (vii) the prices, trading range or volume at which CoreCard Common Stock or Euronet Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which the Euronet Common Stock will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to CoreCard, Euronet or their respective shareholders or stockholders, or relating to or arising out of or as a consequence of the Merger or any related transaction, including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of CoreCard Common Stock or any stockholder of any other entity as to how to vote or act in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder or stockholder should enter into a voting, shareholders’, or affiliates’ or similar agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder or stockholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of CoreCard Common Stock.

Very truly yours,
/s/ Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

B-4